AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 30, 1996

                                                REGISTRATION NO. 333-11659
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               ---------------

                              PRE-EFFECTIVE

                             AMENDMENT NO. 1

                                    TO
                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ---------------
                              AVANT! CORPORATION
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ---------------
         DELAWARE                    7372                   94-3133226
     (STATE OR OTHER          (PRIMARY STANDARD          (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL          IDENTIFICATION NUMBER)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)
                               ---------------
                            1208 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 738-8881
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                               ---------------
                                 GERALD C. HSU
                            CHAIRMAN OF THE BOARD,
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              AVANT! CORPORATION
                            1208 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 738-8881
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                               ---------------
                                WITH COPIES TO:
   ROBERT V. GUNDERSON, JR., ESQ.               JOSHUA PICKUS, ESQ.
      STEVEN M. SPURLOCK, ESQ.                ROBERT V.W. ZIPP, ESQ.
      GUNDERSON DETTMER STOUGH                   VENTURE LAW GROUP
VILLENEUVE FRANKLIN & HACHIGIAN, LLP        A PROFESSIONAL CORPORATION
    600 HANSEN WAY, SECOND FLOOR                2800 SAND HILL ROAD
     PALO ALTO, CALIFORNIA 94306           MENLO PARK, CALIFORNIA 94025
           (415) 843-0500                         (415) 854-4488
                               ---------------
  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
                                    PUBLIC:

  As promptly as practicable after this Registration Statement becomes effective and the effective time of the merger (the "Merger") of a wholly owned subsidiary of Avant! Corporation ("Avant!") with and into Meta-Software, Inc., as described in the Agreement and Plan of Reorganization, dated as of August 22, 1996, attached as Appendix A to the Joint Proxy Statement/Prospectus forming a part of this Registration Statement.
                               ---------------
  If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

                               ---------------
  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                        [LOGO OF AVANT! APPEARS HERE]

                              AVANT! CORPORATION

                            1208 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 738-8881

                                                        September 30, 1996

Dear Avant! Stockholder:

  A Special Meeting of Stockholders (the "Special Meeting") of Avant! Corporation, a Delaware corporation ("Avant!"), will be held at the principal executive offices of Avant!, 1208 East Arques Avenue, Sunnyvale, California, on October 29, 1996 at 10:00 a.m. local time.

  At the Special Meeting you will be asked to consider and vote upon a proposal (the "Avant! Share Issuance Proposal") to issue shares of Avant! common stock, $.0001 par value (the "Avant! Common Stock"), in connection with the merger (the "Merger") of Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant!, with and into Meta-Software, Inc., a California corporation ("Meta"). In the Merger, each share of Meta's common stock, no par value (the "Meta Common Stock"), outstanding as of the closing of the Merger (other than shares as to which dissenters' rights have been perfected under California law) will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger. In addition, all Meta Stock Options and subscription rights, together with the underlying Meta stock plans, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock. If the Merger is approved, the Avant! Board of Directors (the "Avant! Board") intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger.

  Morgan Stanley & Co. Incorporated, the investment banking firm retained by the Avant! Board of Directors to render a financial opinion in connection with the Merger, has rendered its opinion that as of the date of its opinion and based upon the factors and the assumptions described in such opinion, the consideration to be paid to the security holders of Meta Common Stock pursuant to the Merger was fair from a financial point of view to Avant!.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS UNANIMOUSLY DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF AVANT! AND ITS STOCKHOLDERS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE FOR THE AVANT! SHARE ISSUANCE PROPOSAL.

  In the material accompanying this letter, you will find a Notice of Special Meeting of Stockholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Avant! stockholders at the Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the Avant! Share Issuance Proposal and includes information about Avant! and Meta.

  ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

                                       Sincerely,

                                                 /s/ Gerald C. Hsu
                                       _______________________________________
                                                    Gerald C. Hsu
                                        Chairman of the Board, President and
                                               Chief Executive Officer

                              AVANT! CORPORATION

                            1208 EAST ARQUES AVENUE
                          SUNNYVALE, CALIFORNIA 94086
                                (408) 738-8881

                               ----------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON OCTOBER 29, 1996

                               ----------------

  Notice is hereby given that a Special Meeting of Stockholders (the "Special Meeting") of Avant! Corporation, a Delaware corporation ("Avant!"), will be held at the principal executive offices of Avant!, 1208 East Arques Avenue, Sunnyvale, California on October 29, 1996 at 10:00 a.m., local time, for the following purposes:

    (1) To consider and vote upon a proposal (the "Avant! Share Issuance Proposal") to issue shares of Avant! common stock, $.0001 par value (the "Avant! Common Stock"), in connection with the merger (the "Merger") of Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant! ("Merger Sub"), with and into Meta-Software, Inc., a California corporation ("Meta"), pursuant to which, among other things, (a) Merger Sub will be merged with and into Meta, following which Meta will become a wholly owned subsidiary of Avant!, (b) each share of Meta's common stock, no par value (the "Meta Common Stock"), outstanding as of the closing of the Merger (other than shares as to which dissenters' rights have been perfected under California law) will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger, and (c) all Meta Stock Options and subscription rights, together with the underlying Meta stock plans, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock. The Merger is more fully described in the accompanying Joint Proxy Statement/Prospectus; and

    (2) To transact such other business as may properly come before the Special Meeting or any postponements or adjournments thereof.

  If the Merger is approved, the Avant! Board of Directors (the "Avant! Board") intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger.

  Only stockholders of record at the close of business on September 20, 1996 are entitled to notice of and to vote at the Special Meeting, or at any postponements or adjournments thereof. The affirmative vote of a majority of the outstanding shares of Avant! Common Stock represented at the Special Meeting, in person or by proxy, is required to approve the Avant! Share Issuance Proposal.

  A complete list of stockholders entitled to vote at the Special Meeting will be available for examination at Avant!'s principal executive offices, for any purpose germane to the Special Meeting, during ordinary business hours, for a period of at least ten days prior to the Special Meeting.

                                   IMPORTANT

 ALL STOCKHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.


                                         BY ORDER OF THE BOARD OF DIRECTORS,

                                           /s/ Y. Eric Cho
                                         ------------------------------------

                                                    Y. Eric Cho
                                                     Secretary
Sunnyvale, California

September 30, 1996

                  [LOGO FOR META-SOFTWARE APPEARS HERE]
                              META-SOFTWARE, INC.

                             1300 WHITE OAKS ROAD
                          CAMPBELL, CALIFORNIA 95008
                                (408) 369-5400

                                                        September 30, 1996

Dear Meta Shareholder:

  A Special Meeting of Shareholders (the "Special Meeting") of Meta-Software, Inc., a California corporation ("Meta"), will be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California, on October 29, 1996 at 10:00 a.m. local time.

  At the Special Meeting you will be asked to consider and vote upon a proposal (the "Meta Merger Proposal") to approve an Agreement and Plan of Reorganization dated August 22, 1996 (the "Plan of Reorganization"), among Meta, Avant! Corporation, a Delaware corporation ("Avant!"), and Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant! ("Merger Sub"), and the related Agreement of Merger to be entered into among Avant!, Meta and Merger Sub, pursuant to which, among other things, (a) Merger Sub will be merged with and into Meta (the "Merger"), following which Meta will become a wholly owned subsidiary of Avant!, (b) each share of Meta common stock, no par value (the "Meta Common Stock"), outstanding as of the closing of the Merger (other than shares as to which dissenters' rights have been perfected under California law) will be converted into the right to receive a fraction of a share of Avant! common stock, $.0001 par value (the "Avant! Common Stock"), the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger (the "Merger Exchange Ratio"), and (c) all Meta Stock Options and subscription rights, together with the underlying Meta stock plans, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock. If the Merger is approved, the Avant! Board of Directors (the "Avant! Board") intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger.

  Wessels, Arnold & Henderson, L.L.C., the investment banking firm retained by the Meta Board of Directors to perform certain financial advisory services in connection with the Merger, has rendered its opinion that as of August 22, 1996, the Merger Exchange Ratio was fair from a financial point of view to the holders of Meta Common Stock.

  YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS UNANIMOUSLY DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF META AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, YOUR BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT SHAREHOLDERS VOTE FOR THE META MERGER PROPOSAL.

  Shawn M. Hailey, Meta's President and Chief Executive Officer, and Kim L. Hailey, Meta's Vice President of Engineering, the beneficial owners of an aggregate of 7,481,201 shares of Meta Common Stock (approximately 73.4% of the outstanding Meta Common Stock) have agreed to vote in favor of the Meta Merger Proposal.

  In the materials accompanying this letter, you will find a Notice of Special Meeting of Shareholders, a Joint Proxy Statement/Prospectus relating to the actions to be taken by Meta shareholders at the Special Meeting and a proxy card. The Joint Proxy Statement/Prospectus more fully describes the Meta Merger Proposal and includes information about Meta and Avant!.

  ALL SHAREHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.

                                    Sincerely,

                                               /s/ Shawn M. Hailey
                                    -------------------------------------------
                                                  Shawn M. Hailey
                                         Chairman of the Board, President
                                            and Chief Executive Officer

                              META-SOFTWARE, INC.
                             1300 WHITE OAKS ROAD
                          CAMPBELL, CALIFORNIA 95008
                                (408) 369-5400

                                --------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

                      TO BE HELD ON OCTOBER 29, 1996
                                --------------

  Notice is hereby given that a Special Meeting of Shareholders (the "Special Meeting") of Meta-Software, Inc. a California corporation ("Meta"), will be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California, on October 29, 1996, at 10:00 a.m., local time, for the following purposes:

    (1) To consider and vote upon a proposal (the "Meta Merger Proposal") to approve an Agreement and Plan of Reorganization dated August 22, 1996 (the "Plan of Reorganization"), among Meta, Avant! Corporation, a Delaware corporation ("Avant!"), and Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant! ("Merger Sub"), and the related Agreement of Merger to be entered into among Avant!, Meta and Merger Sub, pursuant to which, among other things, (a) Merger Sub will be merged with and into Meta (the "Merger"), following which Meta will become a wholly owned subsidiary of Avant!, (b) each share of Meta common stock, no par value (the "Meta Common Stock"), outstanding as of the closing of the Merger (other than shares as to which dissenters' rights have been perfected under California law) will be converted into the right to receive a fraction of a share of Avant! common stock, $.0001 par value (the "Avant! Common Stock"), the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger, and (c) all Meta Stock Options and subscription rights, together with the underlying Meta stock plans, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock. The Merger is more fully described in the accompanying Joint Proxy Statement/Prospectus; and

    (2) To transact such other business that may properly come before the Special Meeting or any postponements or adjournments thereof.

  If the Merger is approved, the Avant! Board of Directors (the "Avant! Board") intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger.

  Only shareholders of record at the close of business on September 27, 1996 are entitled to notice of and to vote at the Special Meeting, or at any postponements or adjournments thereof. The affirmative vote of a majority of the outstanding shares of Meta Common Stock is required to approve the Meta Merger Proposal. Shawn M. Hailey, Meta's President and Chief Executive Officer, and Kim L. Hailey, Meta's Vice President of Engineering, the beneficial owners of an aggregate of 7,481,201 shares of Meta Common Stock (approximately 73.4% of the outstanding Meta Common Stock) have agreed to vote in favor of the Meta Merger Proposal.

  Under the California General Corporation Law (the "CGCL"), a shareholder who objects to the Merger can assert statutory dissenters' rights to dissent from and obtain payment of the fair value of his or her Meta Common Stock by strict compliance with the requirements of the CGCL. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)-- Dissenters' Rights" in the Joint Proxy Statement/Prospectus for a more detailed description of dissenters' rights with respect to the Merger.

  A complete list of shareholders entitled to vote at the Special Meeting will be available for examination at Meta's principal executive offices, for any purpose germane to the Special Meeting, during ordinary business hours, for a period of at least ten days prior to the Special Meeting.

                                   IMPORTANT

 ALL SHAREHOLDERS ARE INVITED TO ATTEND THE SPECIAL MEETING IN PERSON. WHETHER OR NOT YOU EXPECT TO ATTEND THE SPECIAL MEETING IN PERSON, PLEASE COMPLETE, DATE AND SIGN THE ENCLOSED PROXY AND RETURN IT WITHOUT DELAY IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO ADDITIONAL POSTAGE IF MAILED IN THE UNITED STATES. IF YOU ATTEND THE SPECIAL MEETING, YOU MAY THEN WITHDRAW YOUR PROXY AND VOTE IN PERSON. IT IS IMPORTANT THAT YOUR SHARES BE REPRESENTED AND VOTED AT THE SPECIAL MEETING.


                                    BY ORDER OF THE BOARD OF DIRECTORS,

                                    /s/ William E. Alford
                                    ______________________________
                                              William E. Alford
                                                 Secretary
Campbell, California

September 30, 1996         PLEASE DO NOT SEND IN ANY
                       SHARE CERTIFICATES AT THIS TIME.

[LOGO OF AVANT! APPEARS HERE]          [LOGO OF META-SOFTWARE APPEARS HERE]

                              AVANT! CORPORATION

                             JOINT PROXY STATEMENT
                                ---------------
                                  PROSPECTUS

                              AVANT! CORPORATION

                        SPECIAL MEETING OF STOCKHOLDERS

                      TO BE HELD ON OCTOBER 29, 1996

                              META-SOFTWARE, INC.

                        SPECIAL MEETING OF SHAREHOLDERS

                      TO BE HELD ON OCTOBER 29, 1996

  This Joint Proxy Statement/Prospectus of Avant! Corporation, a Delaware corporation ("Avant!"), and Meta-Software, Inc., a California corporation ("Meta"), is being used (a) to solicit proxies on behalf of the Avant! Board of Directors (the "Avant! Board") from holders of the outstanding Avant! common stock, $.0001 par value ("Avant! Common Stock"), in connection with a Special Meeting of Stockholders to be held at the principal executive offices of Avant!, 1208 East Arques Avenue, Sunnyvale, California, on October 29, 1996 at 10:00 a.m., local time (the "Avant! Special Meeting"), and (b) to solicit proxies on behalf of the Meta Board of Directors (the "Meta Board") from holders of the outstanding Meta common stock, no par value ("Meta Common Stock"), in connection with a Special Meeting of Shareholders to be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California, on October 29, 1996 at 10:00 a.m., local time (the "Meta Special Meeting"). This Joint Proxy Statement/Prospectus and the accompanying proxies are first being mailed to stockholders of Avant! and shareholders of Meta on or about September 30, 1996.

  At the Avant! Special Meeting, stockholders of Avant! will be asked to consider and vote upon a proposal (the "Avant! Share Issuance Proposal") to issue shares of Avant! Common Stock to shareholders of Meta in connection with the merger (the "Merger") of Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant! ("Merger Sub"), with and into Meta pursuant to the terms of an Agreement and Plan of Reorganization dated August 22, 1996 (the "Plan of Reorganization"), among Avant!, Meta and Merger Sub, a copy of which is attached to this Joint Proxy Statement/Prospectus as Appendix A.

  At the Meta Special Meeting, shareholders of Meta will be asked to consider and vote upon a proposal (the "Meta Merger Proposal") to approve the Plan of Reorganization and the related Agreement of Merger, pursuant to which, among other things, (a) Merger Sub will be merged with and into Meta, following which Meta will become a wholly owned subsidiary of Avant!, (b) each share of Meta Common Stock outstanding as of the closing of the Merger (other than shares as to which dissenters' rights have been perfected under California law ("Dissenting Shares")) will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger, and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger (the "Merger Exchange Ratio"), and (c) all Meta Stock Options and subscription rights, together with the underlying Meta stock plans (the "Meta Stock Plans"), will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock. If the Merger is approved, the Avant! Board intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger.

  This Joint Proxy Statement/Prospectus also constitutes the prospectus of Avant! under the Securities Act of 1933, as amended (the "Securities Act"), for the offering of 5,079,365 shares of Avant! Common Stock in connection with the Merger. Avant! Common Stock is traded on The Nasdaq National Market under the symbol "AVNT." On September 25, 1996, the closing sale price of the Avant! Common Stock as reported on The Nasdaq National Market was $28.13 per share. The information set forth in this Joint Proxy Statement/Prospectus concerning Avant! and Merger Sub has been furnished by Avant!, and the information set forth in this Joint Proxy Statement/Prospectus concerning Meta has been furnished by Meta.

                                ---------------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" COMMENCING ON PAGE 19 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED CAREFULLY BY BOTH AVANT! STOCKHOLDERS AND META SHAREHOLDERS IN EVALUATING THE MERGER AND THE ACQUISITION OF SECURITIES OFFERED HEREBY.

  THE SHARES OF AVANT! COMMON STOCK TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS JOINT PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                ---------------

 THE DATE OF THIS JOINT PROXY STATEMENT/PROSPECTUS IS SEPTEMBER 30, 1996.

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
AVAILABLE INFORMATION.....................................................   2
INCORPORATION OF CERTAIN INFORMATION BY REFERENCE.........................   2
TRADEMARKS................................................................   3
FORWARD-LOOKING STATEMENTS................................................   3
SUMMARY...................................................................   4
  The Parties to the Proposed Merger......................................   4
  Avant! Special Meeting of Stockholders..................................   5
  Meta Special Meeting of Shareholders....................................   5
  The Merger..............................................................   6
  Market Price Data.......................................................  14
  Risk Factors............................................................  14
  Selected Supplemental, Historical and Pro Forma Financial Information...  14
  Selected Supplemental Financial Data....................................  16
  Selected Historical Financial Data......................................  16
  Avant! and Meta Unaudited Selected Pro Forma Condensed Combined
   Financial Data.........................................................  17
  Comparative Per Share Data..............................................  18
RISK FACTORS..............................................................  19
  Litigation Risk.........................................................  19
  Uncertainty Relating to Integration of Operations and Product Lines;
   Management of Growth...................................................  20
  Dependence Upon Key Personnel...........................................  21
  Competition.............................................................  21
  Potential Fluctuations in Quarterly Results.............................  22
  Potential Volatility of Stock Price.....................................  22
  Cost of Integration; Transaction Expenses...............................  23
  Potential Dilutive Effect to Stockholders...............................  23
  Shares Eligible for Public Sale.........................................  23
  Product Concentration...................................................  23
  Risks Associated with International Licensing...........................  24
  Dependence Upon Distributors and Manufacturer's Representatives.........  24
  New Products and Rapid Technological Change.............................  25
  Dependence Upon Semiconductor and Electronics Industries;
   General Economic and Market Conditions.................................  25
  Limitations on Protection of Intellectual Property and Proprietary
   Rights.................................................................  25
  Risk of Product Defects.................................................  26
  Dependence Upon Relationship with Synopsys..............................  26
  Rights of Holders of Meta Common Stock Following the Merger.............  26
  Concentration of Stock Ownership; Change of Control Provisions..........  26
INTRODUCTION..............................................................  27
VOTING AND PROXIES........................................................  27
  Date, Time and Place of Avant! Special Meeting and Meta Special
   Meeting................................................................  27
  Record Date and Outstanding Shares......................................  27
  Avant! Stockholder Vote Required........................................  28
  Meta Shareholder Vote Required..........................................  28
  Solicitation of Proxies; Expenses.......................................  28

                                                                          PAGE
                                                                          ----
THE PROPOSED MERGER AND RELATED TRANSACTIONS (RELATED TO PROPOSALS FOR
 BOTH AVANT! AND META)...................................................  30
DESCRIPTION OF MERGER AND PLAN OF REORGANIZATION.........................  30
   General...............................................................  30
   Material Contacts and Board Deliberations.............................  30
   Reasons for the Merger................................................  32
   Opinions of Financial Advisors........................................  34
   Conversion of Meta Shares.............................................  40
   Assumption of Meta Options and Subscription Rights....................  41
   Exchange of Certificates..............................................  42
   Operations Following the Merger; Management of Combined Company.......  43
   Representations and Warranties and Covenants..........................  43
   Other Offers..........................................................  45
   Resale of Avant! Common Stock; Agreements with Affiliates.............  46
   Interests of Certain Persons in the Merger............................  46
   Conditions to the Merger..............................................  47
   Shareholders Agreement................................................  48
   Closing...............................................................  48
   Termination...........................................................  48
   Expenses and Termination Fees.........................................  49
   Amendment.............................................................  50
   Certain Federal Income Tax Considerations.............................  50
   Accounting Treatment..................................................  52
DISSENTERS' RIGHTS.......................................................  52
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS..............  54
AVANT! MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................  62
   Overview..............................................................  62
   Results of Operations.................................................  62
   Comparison of Years Ended December 31, 1995, 1994 and 1993, and the
    Six Months Ended
    June 30, 1996 and 1995...............................................  63
   Quarterly Results.....................................................  66
   Liquidity and Capital Resources.......................................  67
   Factors That May Affect Future Results................................  68
AVANT! BUSINESS..........................................................  69
   Introduction..........................................................  69
   Recent Developments...................................................  69
   Industry Background...................................................  70
   Technology and Architecture...........................................  71
   Products..............................................................  72
   Customers.............................................................  73
   Sales and Marketing...................................................  74
AVANT! MANAGEMENT........................................................  75
MARKET PRICE OF AVANT! COMMON STOCK; DIVIDENDS...........................  76
META BUSINESS............................................................  77
   Overview..............................................................  77
   Industry Background...................................................  77
   Products and Services.................................................  78

                                                                          PAGE
                                                                          ----
   Customers.............................................................   80
   Sales and Marketing...................................................   80
   Customer Service and Support..........................................   81
   Research and Development..............................................   81
   Competition...........................................................   81
   Proprietary Rights....................................................   82
   Employees.............................................................   82
   Property..............................................................   82
   Legal Proceedings.....................................................   83
META SELECTED FINANCIAL DATA.............................................   84
META MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
 RESULTS OF OPERATIONS...................................................   86
   Overview..............................................................   86
   Results of Operations.................................................   87
   Quarterly Results.....................................................   91
   Liquidity and Capital Resources.......................................   93
MARKET PRICE OF META'S COMMON STOCK; DIVIDENDS...........................   94
META MANAGEMENT..........................................................   95
   Executive Officers and Directors......................................   95
   Compensation of Directors.............................................   95
   Executive Compensation................................................   96
CERTAIN TRANSACTIONS.....................................................   97
STOCK OWNERSHIP OF META MANAGEMENT AND PRINCIPAL META SHAREHOLDERS.......   98
DESCRIPTION OF AVANT! CAPITAL STOCK......................................   99
   Common Stock..........................................................   99
   Preferred Stock.......................................................   99
   Antitakeover Effects of Provisions of the Certificate of
    Incorporation,
    Bylaws and Delaware Law..............................................   99
   Registration Rights...................................................  100
   Transfer Agent and Registrar..........................................  100
COMPARISON OF RIGHTS OF HOLDERS OF AVANT! COMMON STOCK AND HOLDERS OF
 META COMMON STOCK.......................................................  101
LEGAL MATTERS............................................................  107
EXPERTS..................................................................  107
AVANT! CORPORATION AND SUBSIDIARIES INDEX TO SUPPLEMENTAL CONSOLIDATED
 FINANCIAL STATEMENTS....................................................  F-1
ANAGRAM, INCORPORATED FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS'
 REPORT.................................................................. F-22
META-SOFTWARE, INC. INDEX TO FINANCIAL STATEMENTS........................ F-34

APPENDICES

  A--Agreement and Plan of Reorganization By and Among Avant! Corporation,
     Natasha Merger Corporation and Meta-Software, Inc.
  B--Opinion of Morgan Stanley & Co. Incorporated
  C--Opinion of Wessels, Arnold & Henderson, L.L.C.

  D--California General Corporation Law, Chapter 13, Dissenters' Rights

  E--Form of Avant! Proxy Card

  F--Form of Meta Proxy Card

                             AVAILABLE INFORMATION

  Avant! and Meta are each subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, each files reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). Such reports, proxy statements and other information may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and at Seven World Trade Center (13th Floor), New York, New York 10048. Copies of such material may be obtained by mail from the Public Reference Section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The SEC also makes electronic filings publicly available on the Internet within 24 hours of acceptance. The SEC's Internet address is http://www.sec.gov. The SEC web site also contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. Avant! Common Stock and Meta Common Stock are quoted on The Nasdaq National Market, and the reports, proxy statements and other information referred to above can also be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

  Avant! has filed with the SEC a registration statement on Form S-4, including this Joint Proxy Statement/Prospectus and other information (herein, together with all amendments and exhibits, referred to as the "Registration Statement"), under the Securities Act, with respect to the shares of Avant! Common Stock to be issued to holders of Meta Common Stock in the Merger. This Joint Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. For further information, reference is hereby made to the Registration Statement. Copies of the Registration Statement and the exhibits and schedules thereto may be inspected, without charge, at the offices of the SEC, or obtained at prescribed rates from the Public Reference Section of the SEC at room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, or obtained from the SEC web site.

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS JOINT PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. NEITHER THE DELIVERY OF THIS JOINT PROXY STATEMENT/PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF OR THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF AVANT! OR META SINCE SUCH DATE. THIS JOINT PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE SECURITIES OF AVANT! TO BE ISSUED IN THE MERGER, OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

  The following documents previously filed with the SEC by Avant! pursuant to the Exchange Act are incorporated herein by reference:

1. Avant!'s Annual Report on Form 10-K for the year ended December 31, 1995, filed with the SEC on March 29, 1996;

2. Avant!'s 1995 Proxy Statement for the Annual Meeting of Stockholders held on May 30, 1996, filed with the SEC on April 26, 1996;

3. Avant!'s Quarterly Report on Form 10-Q for the quarter ended March 31, 1996, filed with the SEC on May 14, 1996;

4. Avant!'s Quarterly Report on Form 10-Q for the quarter ended June 30, 1996, filed with the SEC on August 14, 1996; and

5. The description of Avant!'s Common Stock contained in Avant!'s Registration Statement on Form 8-A, filed with the SEC on April 12, 1995.

  All reports and definitive proxy or information statements filed by Avant! pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Joint Proxy Statement/Prospectus and prior to the date of the Meta Special Meeting shall be deemed to be incorporated by reference into this Joint Proxy Statement/Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated herein by reference shall be deemed to be modified or superseded for purposes of this Joint Proxy Statement/Prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated herein by reference modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Joint Proxy Statement/Prospectus.

  THIS JOINT PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS OF AVANT! BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (NOT INCLUDING EXHIBITS THERETO) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER, TO WHOM THIS JOINT PROXY STATEMENT/PROSPECTUS IS DELIVERED, UPON ORAL OR WRITTEN REQUEST, WITHOUT CHARGE, DIRECTED TO JOHN
P. HUYETT, CHIEF FINANCIAL OFFICER, AVANT! CORPORATION, 1208 EAST ARQUES AVENUE, SUNNYVALE, CALIFORNIA 94086, TELEPHONE NUMBER (408) 738-8881. IN ORDER TO ENSURE TIMELY DELIVERY OF THE DOCUMENTS, SUCH REQUESTS SHOULD BE MADE BY OCTOBER 15, 1996.

                                  TRADEMARKS

  ArcCell, VeriCheck, VeriView and LTL are registered trademarks of Avant!, and Aquarius, Hercules, Planet, Solar and Star are trademarks of Avant!. MetaTestchip is a registered trademark of Meta, and HSPICE, MASTER Toolbox, PERSONAL Toolbox, MetaCircuit, Meta-Software, Meta I/O, MetaWaves, MetaLink, MetaManager, Silicon to HDL, and ATEM/Device Model Builder are trademarks of Meta. Meta-Software and Meta-Labs are service marks of Meta. This Joint Proxy Statement/Prospectus also includes trademarks of companies other than Avant! and Meta.

                          FORWARD-LOOKING STATEMENTS

  This Joint Proxy Statement/Prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (the "Forward-Looking Statements"). Actual results could differ materially from those projected in the Forward-Looking Statements as a result of the factors set forth under "Risk Factors" herein. In connection with the Forward-Looking Statements, Meta shareholders and Avant! stockholders should carefully review the factors set forth in this Joint Proxy Statement/Prospectus under "Risk Factors."

                                    SUMMARY

  This Joint Proxy Statement/Prospectus relates to the Merger whereby, among other things, Meta will become a wholly owned subsidiary of Avant!, and the issuance of shares of Avant! Common Stock to the Meta shareholders upon the closing of the Merger. The following is intended as a summary of the information contained in this Joint Proxy Statement/Prospectus, is not intended to be a complete statement of all material features of the proposals to be voted on, and is qualified in its entirety by the more detailed information and financial statements and related notes appearing elsewhere in this Joint Proxy Statement/Prospectus or incorporated herein by reference. Capitalized terms used but not defined in this Summary have the meanings given to them elsewhere in this Joint Proxy Statement/Prospectus.

                       THE PARTIES TO THE PROPOSED MERGER

  Avant!. Avant! develops, markets and supports integrated circuit design automation ("ICDA") software for the physical design of high-density, high-performance integrated circuits ("ICs"). Avant!'s product architecture is designed to solve the problems inherent in submicron (less than 1.0-micron feature size) and deep submicron (less than 0.5-micron feature size) IC design and to offer improved time to market, reduced development and manufacturing costs and enhanced IC performance when compared to previous generations of ICDA software. Avant!'s product architecture consists of an efficient unified hierarchical physical design database, a set of proprietary technologies shared by the Avant! physical design products, an interactive physical design floorplanner, an interactive unified layout editor and a common graphical user interface. Avant!'s products, Aquarius, Hercules, Planet, Solar and Star, are designed to be compatible with the most commonly used ICDA tools and to be easily integrated into the customer's existing design environment and methodology. Avant! markets its products to major customer accounts worldwide through its direct sales force, distributors and manufacturer's representatives and offers comprehensive customer service, training and support. End users of Avant!'s products include a number of leading electronics companies, such as Alcatel, Cirrus Logic, GoldStar, Matsushita, Motorola, National Semiconductor, Samsung, Sony and Yamaha. Avant!'s principal executive offices are located at 1208 East Arques Avenue, Sunnyvale, California 94086, and its telephone number is (408) 738-8881.

  In September 1996, Avant! acquired Anagram, Inc. ("Anagram"), a developer of simulation and analysis ICDA software for high-performance deep submicron ICs (the "Anagram Acquisition"). Upon the closing of the Anagram Acquisition (the "Anagram Closing"), Anagram became a wholly owned subsidiary of Avant! and all of the fully-diluted shares of Anagram capital stock were exchanged for approximately 2,414,000 shares of Avant! Common Stock, with all options to purchase shares of Anagram capital stock outstanding immediately prior to the Anagram Closing being assumed by Avant! and converted into options to purchase shares of Avant! Common Stock. The Anagram Acquisition is expected to be accounted for as a pooling of interests. See "Risk Factors--Uncertainty Relating to Integration of Operations and Product Lines; Management of Growth," "--Cost of Integration; Transaction Expenses" and "Avant! Business--Recent Developments."

  Meta. Meta develops, markets and supports simulation and library generation software products for use in IC design. Meta's products include HSPICE, an industry leading circuit simulator in use at over 1,500 commercial customer sites worldwide, and MASTER Toolbox, an automated cell characterization and library generation program introduced in late 1994. Meta's products assist IC designers in ascertaining whether semiconductor devices based on their designs will meet functional and performance specifications when fabricated in silicon. Meta believes that its products can be used to reduce time to market, enhance IC performance, lower design costs and validate designs across multiple foundries. Meta markets its products worldwide through a direct sales force and selected distributors and sales representatives and offers comprehensive service and training. Meta's customers include AMD, Fujitsu, Motorola, Samsung, Silicon Graphics, Sun Microsystems and Texas Instruments. Meta's principal executive offices are located at 1300 White Oaks Road, Campbell, California 95008, and its telephone number is (408) 369-5400.

  Merger Sub. Merger Sub is a wholly owned subsidiary of Avant! with no business operations other than in connection with facilitating the Merger. Merger Sub's principal executive offices are located at 1208 East Arques Avenue, Sunnyvale, California 94086, and its telephone number is (408) 738-8881.

                     AVANT! SPECIAL MEETING OF STOCKHOLDERS

  Time, Date and Purpose. The Avant! Special Meeting will be held at the principal executive offices of Avant!, 1208 East Arques Avenue, Sunnyvale, California, on October 29, 1996 at 10:00 a.m. local time. The purpose of the meeting is to consider and vote upon the Avant! Share Issuance Proposal.

  Record Date; Vote Required. The record date for determining stockholders of Avant! entitled to notice of and to vote at the Avant! Special Meeting is September 20, 1996 (the "Avant! Record Date"). On the Avant! Record Date there were 16,276,087 shares of Avant! Common Stock outstanding, held by approximately 120 holders of record. Each share of Avant! Common Stock entitles the holder thereof to one vote upon all matters submitted to a vote of stockholders. The presence at the Avant! Special Meeting in person or by proxy of the holders of a majority of the outstanding shares of Avant! Common Stock constitutes a quorum.

  The affirmative vote of the holders of a majority of the outstanding shares of Avant! Common Stock represented at the Avant! Special Meeting, in person or by proxy, is required to approve the Avant! Share Issuance Proposal. A vote in favor of the Avant! Share Issuance Proposal constitutes a vote in favor of the assumption by Avant! of all Meta Stock Options and subscriptions rights, which, as adjusted to give effect to the Merger Exchange Ratio, will become options and subscription rights to purchase Avant! Common Stock, together with the underlying Meta Stock Option Plans. On the Avant! Record Date, Avant! directors, executive officers and their affiliates held in the aggregate approximately 8% of the outstanding shares of Avant! Common Stock entitled to vote at the Avant! Special Meeting. See "Voting and Proxies."

                      META SPECIAL MEETING OF SHAREHOLDERS

  Time, Date and Purpose. The Meta Special Meeting will be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California, on October 29, 1996, at 10:00 a.m. local time. The purpose of the meeting is to consider and vote upon the Meta Merger Proposal.

  Record Date; Vote Required. The record date for determining shareholders of Meta entitled to notice of and to vote at the Meta Special Meeting is September 27, 1996 (the "Meta Record Date"). On the Meta Record Date there were approximately 10,195,933 shares of Meta Common Stock outstanding, held by approximately 30 holders of record. Each share of Meta Common Stock entitles the holder thereof to one vote upon all matters submitted to a vote of shareholders. The presence at the Meta Special Meeting in person or by proxy of a majority of the outstanding shares of Meta Common Stock constitutes a quorum.


  The affirmative vote of the holders of a majority of the outstanding shares of Meta Common Stock is required for the approval of the Meta Merger Proposal. On the Meta Record Date, Meta directors, executive officers and their affiliates held in the aggregate approximately 75.6% of the outstanding shares of Meta Common Stock entitled to vote at the Meta Special Meeting. Shawn M. Hailey, Meta's President and Chief Executive Officer, and Kim L. Hailey, Meta's Vice President of Engineering, the holders of an aggregate of 7,481,201 shares of Meta Common Stock (approximately 73.4% of the outstanding Meta Common Stock) have agreed to vote their shares in favor of the Meta Merger Proposal. See "Voting and Proxies."

                                   THE MERGER

  General. At the time and on the date the Agreement of Merger is filed with the Office of the Secretary of State of the State of California (the "Effective Time" and "Effective Date," respectively, of the Merger), Merger Sub will be merged with and into Meta, the business, assets, liabilities and obligations of Merger Sub will be assumed by Meta, the separate existence of Merger Sub will cease and Meta will become a wholly owned subsidiary of Avant!. In addition, at the Effective Time of the Merger, (a) each share of Meta Common Stock outstanding as of the closing of the Merger (other than Dissenting Shares) will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all Meta Stock Options outstanding as of the closing of the Merger (the "Merger Exchange Ratio"), and
 (b) all Meta Stock Options and subscription rights, together with the underlying Meta Stock Plans, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock at an exercise price based upon the Merger Exchange Ratio. The Merger Exchange Ratio is estimated to be 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of outstanding Meta Stock Options and subscription rights, based upon Meta Common Stock and Meta Stock Options outstanding at June 30, 1996. The Merger Exchange Ratio will not be affected by fluctuations in the market price of Avant! Common Stock or Meta Common Stock prior to the closing of the Merger. Since no fractional shares of Avant! Common Stock will be issued in the Merger, cash will be paid in lieu of the issuance of fractional shares. See "The Proposed Merger and Related Transactions--Description of Merger and Plan of Reorganization--Conversion of Meta Shares."

  An aggregate of 5,079,365 shares of Avant! Common Stock will be issued in connection with the Merger. In connection therewith, Avant! will assume outstanding options and subscription rights to purchase an aggregate of approximately 1,515,226 shares of Meta Common Stock (based on the number of shares subject to outstanding Meta Stock Options on June 30, 1996), which, as adjusted to give effect to the Merger Exchange Ratio, will become options and subscription rights to purchase an aggregate of approximately 660,639 shares of Avant! Common Stock. The conversion will be effected by multiplying the number of shares of Meta Common Stock subject to each Meta Stock Option and subscription right immediately prior to the Merger by the Merger Exchange Ratio, and dividing the exercise price of each such option and subscription right by the Merger Exchange Ratio. If a holder of a Meta Stock Option or subscription right exercises such option or subscription right after June 30, 1996 and before the Effective Time of the Merger, each share of Meta Common Stock issued pursuant to such option or subscription right will be converted into the right to receive a fraction of a share of Avant! Common Stock equal to the Merger Exchange Ratio. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Assumption of Meta Options."

  The following table presents the fully-diluted equity interests in the combined company of Avant! stockholders and Meta shareholders on a pro forma combined basis as of June 30, 1996 (including shares issuable upon the exercise of outstanding options and subscription rights to purchase shares of Avant! Common Stock and Meta Common Stock), assuming the closing of the Merger and the issuance of Avant! Common Stock to the Meta shareholders in connection therewith:

                                                               SHARES       %
                                                           -------------- -----
                                                           (IN THOUSANDS)
   Avant! stockholders....................................     21,365      80.8%
   Meta shareholders......................................      5,079      19.2%
                                                               ------     -----
   Total pro forma Avant! stockholders....................     26,444     100.0%
                                                               ======     =====

  Exchange of certificates evidencing Meta Common Stock for certificates evidencing Avant! Common Stock will be made upon surrender of certificates evidencing Meta Common Stock to Harris Trust Company of California, Avant!'s exchange agent.

  CERTIFICATES SHOULD NOT BE SURRENDERED FOR EXCHANGE PRIOR TO THE RECEIPT OF THE NECESSARY APPROVALS OF THE AVANT! STOCKHOLDERS AT THE AVANT! SPECIAL MEETING AND OF THE META SHAREHOLDERS AT THE META SPECIAL MEETING. IN ADDITION, FORMER META SHAREHOLDERS SHOULD NOT SURRENDER THEIR CERTIFICATES UNTIL THEY ARE PROVIDED WITH A LETTER OF TRANSMITTAL AND RELATED INSTRUCTIONS AND MATERIALS FOR THE EXCHANGE OF THEIR CERTIFICATES AFTER THE EFFECTIVE TIME. SEE "THE PROPOSED MERGER AND RELATED TRANSACTIONS--DESCRIPTION OF MERGER AND PLAN OF REORGANIZATION (RELATED TO PROPOSALS FOR BOTH AVANT! AND META)--EXCHANGE OF CERTIFICATES."

  Material Contacts and Board Deliberations. Beginning in early May 1996, representatives of Avant! and Meta conducted a series of meetings to consider the possibility of a strategic transaction or business combination between the two companies. The Meta Board met on May 23, 1996 and considered such possibilities and determined to study such possibilities further. At a special meeting of the Meta Board held on May 31, 1996, special intellectual property litigation counsel of Meta ("Special Counsel") presented a preliminary report to the Meta Board regarding the pending litigation between Avant! and Cadence Design Systems, Inc. ("Cadence"). At a special meeting of the Meta Board held June 4, 1996, the Meta Board further discussed a possible business combination with Avant! and received a detailed report from Special Counsel on the pending litigation between Avant! and Cadence, after which Meta's Board determined not to actively pursue continued discussions. On July 12, 1996, Meta held discussions with its representatives to review the current status of certain issues relating to the previously proposed transaction. On July 19, 1996, representatives of the Boards of Meta and Avant! met informally to discuss further the potential business combination, and determined not to proceed with the previously proposed transaction at such time.

  On August 15, 1996, Avant! announced the signing of a letter of intent regarding the Anagram Acquisition. On August 19, 1996, the Meta Board again discussed a possible business combination with Avant! in light of recent developments, including the proposed Anagram Acquisition. After a detailed discussion of the costs and benefits of a business combination with Avant!, as well as possible alternative transactions, the Meta Board retained Wessels, Arnold & Henderson, L.L.C. ("WA&H") to evaluate the fairness of the proposed transaction from a financial point view. On the same date, the parties began the exchange of legal, financial, sales, marketing and product development documents in response to due diligence requests. Also on August 19, 1996, representatives from Avant! and Meta, as well as representatives of WA&H and the companies' respective legal counsel, met and Avant! and Meta tentatively agreed upon a purchase price of $160 million payable in Avant! Common Stock at the August 19, 1996 closing price, subject to approval of their respective Boards. Over the course of the next several days, representatives of the two companies, as well as representatives of WA&H and the companies' respective legal counsel, conducted due diligence reviews and continued discussions regarding the proposed business combination. On August 21, 1996, the Meta Board met and discussed the terms of the proposed transaction. On August 22, 1996, the Meta Board and the Avant! Board met separately, at which time each Board concluded that the Merger was fair and in the best interests of their respective companies and stockholders and unanimously approved and adopted the Plan of Reorganization. The Plan of Reorganization was then executed by Meta and Avant! on August 22, 1996. For a more detailed discussion of the background of the Merger, see "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Material Contacts and Board Deliberations."

  Avant!'s Reasons for the Merger. The Avant! Board believes that the Merger will be potentially beneficial in several respects. In reaching its determination to recommend approval of the Merger and related transactions, the Avant! Board considered a number of factors, including, but not limited to, the following:

  . The combination of Avant! with Meta will create a combined company with significantly greater resources, a more complete product offering for the physical design, verification and simulation of ICs and greater sales and marketing capabilities than those of Avant! alone, and may enable the combined company to compete more effectively with competitors having greater resources and broader product offerings than Avant!.

  . The Merger will expand Avant!'s software product offerings into simulation and library generation software products for use in IC design.

  . The Merger will permit Avant! to broaden and diversify its product offerings with complementary software tools that it currently does not offer, which may reduce the risk of dependence on individual products.

  . Avant! believes that the management team of the combined company will have greater depth and experience than that of Avant! alone.

  . A larger combined customer base and complementary distribution channels will provide leverage for expanded sales and marketing opportunities for the combined company.

  In the course of its deliberations, the Avant! Board reviewed and considered the terms and conditions of the Plan of Reorganization and the presentations by Avant!'s executive officers. The Avant! Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to, (a) the adverse effects on the operating results of the combined company due to the expenses expected to be incurred, primarily in the fourth quarter of 1996, in connection with the Merger, including costs of integrating the businesses of Meta and Avant! and transaction expenses arising from the Merger; and (b) the risk that benefits sought to be achieved in the Merger will not be realized, which may have a material adverse effect on the combined company's business, operating results and financial condition, and
(c) the risk that the operations of Avant! and Meta will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of the companies will not occur. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of the Merger and Plan of Reorganization--Reasons for the Merger."

  The Avant! Board has unanimously approved the Merger and the transactions related thereto and has unanimously determined that they are fair to and in the best interests of Avant! and its stockholders. After careful consideration, the Avant! Board unanimously recommends that stockholders vote FOR the Avant! Share Issuance Proposal. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Reasons for the Merger."

  Meta's Reasons for the Merger. The Meta Board believes that the Merger will be potentially beneficial in several respects. In reaching its determination to recommend approval of the Merger and related transactions, the Meta Board considered a number of factors, including, but not limited to, the following:

  . The complementary products of Avant! and Meta will permit the combined company to offer a broader, more complete suite of IC design products, including products for physical design, verification and simulation, thereby addressing a perceived growing customer preference for bundled products and reducing dependence on any individual product or product line.

  . Avant!'s customer base and sales and distribution network offer expanded sales and marketing opportunities for Meta's products. Meta believes that the broader product offerings of the combined company may facilitate adoption of Meta's products by major semiconductor manufacturers, a customer base that Meta has not fully penetrated to date.

  . The combination of Meta and Avant! will create a combined company with significantly greater resources and greater sales and marketing capabilities than those of Meta alone, and may enable the combined company to compete more effectively with competitors having greater resources and broader product offerings than Meta.

  . Competition in the market for simulation and library generation products would likely increase as a result of increasing consolidation in the market, particularly in light of the Anagram Acquisition, thereby substantially increasing the risks of remaining independent.

  The Meta Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (a) the possible effects of any adverse outcome in the pending litigation between Cadence and Avant!; (b) the loss of control over the future operations of Meta following the Merger; (c) the risk that the benefits sought to be achieved in the Merger will not be realized; (d) the risk that the operations of Meta and Avant! will not be effectively integrated or that potential synergies expected to result from the consolidation of their operations will not occur; and (e) the risk that the Anagram Acquisition would not occur, and/or that the operations of Avant! and Anagram will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of the companies will not occur.

  After lengthy consideration of the risks and potential benefits from the Merger, the Meta Board of Directors has unanimously approved the Merger and the transactions related thereto and has unanimously determined that they are fair to and in the best interests of Meta and its shareholders. After careful consideration, the Meta Board unanimously recommends that shareholders vote FOR the Meta Merger Proposal. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Reasons for the Merger."

  There can be no assurance that as a result of the Merger any of the foregoing benefits will be achieved or that the above potentially negative factors, among others, will not materially adversely affect the business, operating results or financial condition of the combined company. There can be no assurance that stockholders of Avant! would not achieve greater returns on investment were Avant! not to consummate the Merger. There also can be no assurance that shareholders of Meta would not achieve greater returns on investment if Meta were to remain an independent company. See "Risk Factors" and "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and
Meta)--Description of Merger and Plan of Reorganization--Unaudited Pro Forma Condensed Combined Financial Statements."

  Opinions of Financial Advisors. On September 9, 1996, Morgan Stanley & Co. Incorporated ("Morgan Stanley") rendered its written opinion (the "Morgan Stanley Opinion") to the Avant! Board that, as of such date, based upon and subject to the various considerations set forth in the opinion, the consideration to be paid to the holders of Meta Common Stock pursuant to the Plan of Reorganization was fair from a financial point of view to Avant!. The Avant! stockholders are urged to read the full text of the Morgan Stanley Opinion, a copy of which is set forth as Appendix B to this Joint Proxy Statement/Prospectus, for descriptions of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by Morgan Stanley in connection with rendering such opinion. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)-- Description of Merger and Plan of Reorganization--Opinions of Financial Advisors" and "Appendix B."

  On August 22, 1996, WA&H rendered its written opinion (the "WA&H Opinion") to the Meta Board that, as of such date, and based on the procedures followed, factors considered and assumptions made as set forth therein, the consideration to be received by the holders of Meta Common Stock upon completion of the Merger was fair from a financial point of view to the holders of Meta Common Stock. The full text of the WA&H Opinion, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached hereto as Appendix C to this Joint Proxy Statement/Prospectus and should be read carefully and in its entirety in connection with this Joint Proxy Statement/Prospectus. The WA&H Opinion is directed to the Meta Board, addresses only the fairness as of August 22, 1996, from a financial point of view, of the consideration to be received by holders of Meta Common Stock pursuant to the Plan of Reorganization and does not constitute a recommendation to any holder of Meta Common Stock as to how such shareholder should vote at the Meta Special Meeting. The summary of the WA&H Opinion set forth in this Joint Proxy Statement/Prospectus is qualified in its entirety by reference to the full text of such opinion. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Opinions of Financial Advisors" and "Appendix C."


  Operations Following the Merger; Management of Combined Company. Upon consummation of the Merger, Meta will operate as a wholly owned subsidiary of Avant!. If the Merger is approved, the Avant! Board intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger. The Avant! Board would then, in accordance with the Plan of Reorganization, consist of Gerald C. Hsu, Y. Eric Cho, Tench Coxe and Tatsuya Enomoto, all of whom are current members of the Avant! Board, and Mr. Hailey, with Mr. Hsu continuing to serve as Chairman of the Board, President and Chief Executive Officer. In addition, if the Merger is approved, the Avant! Board intends to appoint Kim L. Hailey, the Vice President of Engineering of Meta, as the Vice President, Process Environment Division of Avant!. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)-- Description of Merger and Plan of Reorganization--Operations Following the Merger; Management of Combined Company" and "--Interests of Certain Persons in the Merger."

  Representations and Warranties and Covenants. Under the Plan of Reorganization, Avant! and Meta made a number of representations and warranties regarding their respective capital structures, operations, financial conditions and other matters. Each of Avant! and Meta has agreed that, until the closing of the Merger or the termination of the Plan of Reorganization, it will carry on its business in the ordinary course and attempt to preserve its present business and relationships with customers, suppliers and others, it will not take certain actions without the other's consent and it will use its best efforts to complete the Merger. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Representations, Warranties and
Covenants."

  Other Offers. Meta has agreed not to solicit, initiate discussions with or engage in negotiations with any person relating to a possible acquisition of Meta, except that if the Meta Board receives an unsolicited proposal (a "Takeover Proposal") that it reasonably believes is more favorable to its shareholders from a financial point of view than the Merger (a "Superior Proposal"), then the Meta Board will not be prevented from providing information to or negotiating with the party making the Superior Proposal or from making such disclosures to the Meta shareholders as may be required to discharge the directors' fiduciary duties. However, in the event either Meta or Avant! terminates the Plan of Reorganization following a failure of the shareholders of Meta to approve the Plan of Reorganization, and a Takeover Proposal with respect to Meta shall not have been rejected by Meta and withdrawn by the third party, then Meta must promptly pay Avant! a termination fee of $4,800,000.

  See "Summary--The Merger--Expenses and Termination Fees" and "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and
Meta)--Description of Merger and Plan of Reorganization--Representations and Warranties and Covenants," "--Expenses and Termination Fees" and "--Other Offers."

  Resale of Avant! Common Stock; Agreements with Affiliates. The shares of Avant! Common Stock to be issued in the Merger have been registered under the Securities Act and will be freely transferable, subject to certain limitations on resale described in this Joint Proxy Statement/Prospectus. As a condition to the obligations of the parties under the Plan of Reorganization, Avant! has received agreements from each person or entity who may be deemed an affiliate (as defined in the Securities Act and the rules and regulations thereunder) of Meta pursuant to which such persons have agreed not to sell, transfer or otherwise dispose of shares of Meta Common Stock or Avant! Common Stock until such time after the Effective Time as Avant! has publicly released a report including the combined financial results of Avant! and Meta for a period of at least 30 days of combined operations of Avant! and Meta. Furthermore, pursuant to such agreements, the affiliates of Meta have agreed to refrain from the sale or transfer of any Avant! Common Stock received in connection with the Merger, except in accordance with the provisions of the Securities Act and the general rules and regulations thereunder. Affiliates of Avant! will also be subject to certain limitations on their ability to sell, transfer or otherwise dispose of shares of Avant! Common Stock during the period preceding and following the Merger. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization-- Resale of Avant! Common Stock; Agreements with Affiliates."

  Interests of Certain Persons. In considering the recommendation of the Meta Board with respect to the Merger, Meta shareholders should be aware that certain members of Meta's management and Board have interests in connection with the Merger and the agreements and transactions contemplated thereby. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Interests of Certain Persons in the Merger."

  Avant! has agreed that, after the Effective Time, Avant! will indemnify each officer and director of Meta serving as such on the date of the Plan of Reorganization as provided in the California General Corporation Law ("CGCL"), the Meta Articles of Incorporation and Bylaws, and existing indemnification agreements between Meta and such officers and directors. Avant! has also agreed to use good faith efforts to cause to be maintained for a period of not less than three years after the closing of the Merger the directors' and officers' insurance policies of Meta and to cause the directors and officers of Meta to be covered thereunder for matters occurring prior to the closing of the Merger. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization-- Interests of Certain Persons in the Merger."

  Conditions to the Merger. The closing of the Merger is subject to various conditions, including the approval by Avant!'s stockholders of the Avant! Share Issuance Proposal, the approval by Meta's shareholders of the Meta Merger Proposal, the receipt of certain consents and approvals from various third parties and governmental agencies, including the approval of the Federal Trade Commission and the Department of Justice pursuant to the filings made by the parties under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, receipt of opinions of counsel to the effect that the Merger should qualify as a reorganization under Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), the absence of a material adverse change in the business, prospects or financial condition of Meta and/or Avant! and receipt of a letter from KPMG Peat Marwick LLP, independent accountants, to the effect that the Merger would be properly accounted for as a pooling of interests in accordance with generally accepted accounting principles. Except for matters required by law, each of the parties to the Plan of Reorganization may, at its option, waive compliance with any condition to its obligation to consummate the Merger. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Conditions to the Merger."

  Shareholders Agreement. Shawn M. Hailey, Meta's President and Chief Executive Officer, and Kim L. Hailey, Meta's Vice President of Engineering, beneficially own an aggregate of 7,481,201 shares of Meta Common Stock, representing approximately 73.4% of the votes entitled to be cast by holders of shares of Meta Common Stock issued and outstanding as of the Meta Record Date. Both individuals have entered into a Shareholders Agreement with Avant!, pursuant to which each has agreed to vote the shares of Meta Common Stock held by him in favor of the Meta Merger Proposal. The vote of the shares of Meta Common Stock subject to the Shareholders Agreement will be adequate to approve the Meta Merger Proposal. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Shareholders Agreement."

  Closing. The Merger will be completed on the date that the Agreement of Merger, in form reasonably satisfactory to Avant! and Meta, is filed with the Office of the Secretary of State of the State of California. The Effective Time is expected to occur as soon as practicable after the receipt of the necessary approvals at the Avant! Special Meeting and the Meta Special Meeting and satisfaction or waiver of the other conditions precedent to the Merger, as set forth in the Plan of Reorganization. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Closing."

  Termination. The Plan of Reorganization may be terminated by mutual agreement of Avant! and Meta, or by either Avant! or Meta: (a) if the closing of the Merger has not occurred on or before January 31, 1997; (b) as a result of a breach by the other party of a representation, warranty, covenant or agreement set forth in the Plan of Reorganization, which breach would result in a material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of such other party, and such breach has not been cured within ten business days after written notice from the other; (c) if there shall have occurred a material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of the other party and such other party shall have failed to propose a reasonably acceptable plan to mitigate the effect of such material adverse change within 20 business days after notice of intent to terminate; (d) if the Board of the other party withdraws or modifies, in an adverse manner, its recommendation of the Plan of Reorganization or the Merger; (e) if there is a permanent injunction or order of a court or other competent authority in effect preventing the Merger; or (f) if the required approval of the Avant! stockholders or Meta shareholders is not obtained at the respective Special Meetings. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)-- Description of Merger and Plan of Reorganization--Termination."

  Expenses and Termination Fees. All costs and expenses incurred in connection with the Plan of Reorganization and the transactions contemplated thereby (including, without limitation, the fees and expenses of advisors, accountants and legal counsel) will be paid by the party incurring such expense, except that, in the event the Merger is not consummated for any reason or if the Plan of Reorganization is terminated for any reason, other than in certain specified circumstances relating to the conduct of Avant! in the period following execution of the Plan of Reorganization, expenses incurred in connection with printing the proxy materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the proxy materials and the listing of additional shares on The Nasdaq National Market and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger will be shared equally by Avant! and Meta.

  If either (a) Avant! or Meta terminates the Plan of Reorganization following a failure of the Meta shareholders of Meta to approve the Plan of Reorganization and, prior to the time of the Meta Special Meeting, there shall have been a Trigger Event with respect to Meta or a Takeover Proposal not rejected by Meta or withdrawn by the third party making such Takeover Proposal or (b) Avant! terminates the Plan of Reorganization under certain circumstances permitted by the Plan of Reorganization, and Meta is not entitled to terminate the Plan of Reorganization for the same reasons, then Meta shall promptly pay Avant! a termination fee of $4,800,000. If the Plan of Reorganization is terminated by Meta under certain circumstances permitted by the Plan of Reorganization and Avant! is not entitled to terminate the Plan of Reorganization for the same reasons, then Avant! shall promptly pay Meta a termination fee of $4,800,000. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Expenses and Termination Fees."

  Amendment. The Plan of Reorganization may be amended by the agreement of Avant! and Meta at any time before or after approval by the Meta shareholders or the Avant! stockholders, except that, after such approval, no amendment may be made which: (a) alters or changes the amount or kind of consideration to be received upon conversion of the Meta Common Stock; (b) alters or changes any term of the Articles of

Incorporation of Merger Sub; or (c) alters or changes any of the terms and conditions of the Plan of Reorganization if such alteration or change would adversely affect the holders of Meta Common Stock or Avant! Common Stock. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization-- Termination" and "--Amendment."

  Certain Federal Income Tax Considerations. Consummation of the Merger is conditioned upon receipt by Avant! and Meta of opinions from their respective legal counsel that the Merger should qualify as a reorganization for federal income tax purposes under Section 368(a) of the Code (a "Reorganization"). Provided that the Merger does qualify as a Reorganization, no gain or loss should be recognized for federal income tax purposes by Meta shareholders upon their receipt of shares of Avant! Common Stock in exchange for their shares of Meta Common Stock, except to the extent of cash received in lieu of fractional shares or in respect of Dissenting Shares. Such legal opinions will be subject to certain limitations and qualifications and will be based upon certain factual assumptions and representations. Furthermore, such legal opinions will not be binding on the Internal Revenue Service. ALL META SHAREHOLDERS SHOULD READ CAREFULLY THE DISCUSSION UNDER "THE PROPOSED MERGER AND RELATED TRANSACTIONS (RELATED TO PROPOSALS FOR BOTH AVANT! AND META)--DESCRIPTION OF MERGER AND PLAN OF REORGANIZATION--CERTAIN FEDERAL INCOME TAX CONSIDERATIONS." IN VIEW OF THE COMPLEXITIES OF FEDERAL INCOME AND OTHER TAX LAWS, EACH META SHAREHOLDER SHOULD CONSULT WITH SUCH SHAREHOLDER'S TAX ADVISOR REGARDING, AMONG OTHER THINGS, THE FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES OF THE MERGER APPLICABLE TO SUCH SHAREHOLDER'S SPECIFIC CIRCUMSTANCES.

  The Merger will not have any tax consequences for Avant! stockholders.

  Accounting Treatment. The Merger is expected to be accounted for as a pooling of interests in accordance with the provisions of Accounting Principles Board Opinion No. 16 on business combinations. As a condition to consummation of the Merger, Avant! and Meta each will receive a letter from KPMG Peat Marwick LLP, independent accountants, to the effect that, based upon certain material facts and certain representations and warranties provided by Avant! and Meta and described in such letter, the business combination to be effected by the Merger would be properly accounted for as a pooling of interests in accordance with generally accepted accounting principles and all published rules, regulations and policies of the SEC. The parties have each received preliminary letters dated September 6, 1996 to this effect from such accounting firm. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Accounting Treatment."

  Dissenters' Rights. Under Chapter 13 of the CGCL, Meta shareholders who object to the Merger may, under certain circumstances and by following prescribed statutory procedures, have the right to dissent from the Merger and seek a determination of, and receive payment for, the "fair value" of such shareholder's shares. The failure of such a dissenting shareholder to follow such procedures, described more fully elsewhere in this Joint Proxy Statement/Prospectus, may result in termination or waiver of such dissenters' rights. However, no Meta shareholder will have dissenter's rights unless Dissenting Shares represent at least five percent of the outstanding shares of Meta Common Stock. It should be noted that if holders of more than an insignificant number of shares of Meta Common Stock elect to exercise their dissenters' rights, such action could adversely impact the ability of Avant! to account for the business combination contemplated by the Merger as a pooling of interests under generally accepted accounting principles, a condition to the consummation of the Merger. Under the Plan of Reorganization, if Dissenting Shares represent more than ten percent of the then outstanding shares of Meta Common Stock, then Avant! and Merger Sub will not be obligated to consummate and effect the Plan of Reorganization and the transactions contemplated thereby. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Dissenters' Rights" for a more detailed description of dissenters' rights with respect to the Merger.

  No statutory appraisal rights are available to Avant! stockholders in connection with the Merger.

  Comparative Rights of Shareholders. As a result of the Merger, holders of Meta Common Stock will be exchanging their shares of a California corporation, which is governed by the CGCL and Meta's Articles of Incorporation and Bylaws, for shares of Avant! Common Stock issued by a Delaware corporation, which is governed by the Delaware General Corporation Law ("DGCL") and Avant!'s Certificate of Incorporation and Bylaws. Holders of Meta Common Stock should be aware that certain significant differences exist between the rights of a shareholder of a California corporation and those of a stockholder of a Delaware corporation. See "Comparison of Rights of Holders of Avant! Common Stock and Holders of Meta Common Stock."

                               MARKET PRICE DATA

  Avant! Common Stock is traded on The Nasdaq National Market under the symbol "AVNT," and Meta Common Stock is traded on The Nasdaq National Market under the symbol "MESW." Trading of Avant! Common Stock began on June 7, 1995, and trading of Meta Common Stock began on November 7, 1995.

  The following table sets forth the closing sales price per share of Avant! Common Stock and Meta Common Stock, as reported by The Nasdaq National Market, on (a) June 30, 1996; (b) August 21, 1996, the last full trading day preceding the date of the announcement of the execution of the Plan of Reorganization by Avant! and Meta; and (c) September 25, 1996, the latest practicable trading day before printing this Joint Proxy Statement/Prospectus, as well as the equivalent pro forma per share value of Meta Common Stock based on the Avant! Common Stock prices as of such date. Avant! stockholders and Meta shareholders are encouraged to obtain current market information for shares of Avant! Common Stock and Meta Common Stock. See "Market Price of Avant! Common Stock; Dividends" and "Market Price of Meta Common Stock; Dividends."

                                            AVANT!        META         META
                                         COMMON STOCK COMMON STOCK   PRO FORMA
                                            PRICE        PRICE     EQUIVALENT(1)
                                         ------------ ------------ -------------
June 30, 1996...........................    $23.25       $17.25       $10.11
August 21, 1996.........................    $29.50       $10.75       $12.83
September 25, 1996......................    $28.13       $12.00       $12.24

- --------

(1) Represents the equivalent pro forma value of one share of Meta Common Stock calculated by multiplying the closing sales price of one share of Avant! Common Stock on the dates listed above by the Merger Exchange Ratio of
    0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of outstanding Meta Stock Options and subscription rights. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and
    Meta)--Description of Merger and Plan of Reorganization--Conversion of Meta Shares."

                                  RISK FACTORS

  The completion of the Merger and an investment in shares of Avant! Common Stock each involve substantial risks. Before voting on the Meta Merger Proposal and acquiring the securities offered hereby, Meta shareholders should carefully consider the information set forth in "Risk Factors" and other information contained herein. Similarly, before voting on the Avant! Share Issuance Proposal, Avant! stockholders should carefully consider such information.

   SELECTED SUPPLEMENTAL, HISTORICAL AND PRO FORMA FINANCIAL INFORMATION

  The following selected supplemental financial information of Avant! and historical financial information of Meta as of December 31, 1994 and 1995 and for the years ended December 31, 1993, 1994 and 1995 has been derived from audited financial statements included elsewhere herein. The balance sheet information as of

June 30, 1996 and the statement of income information for the six-month periods ended June 30, 1995 and 1996 are derived from unaudited financial statements included elsewhere herein. This financial information should be read in conjunction with such financial statements and the notes thereto. Statement of income information for periods prior to January 1, 1993, and balance sheet information prior to December 31, 1993, for each of Avant! and Meta are derived from financial statements not included herein. The selected supplemental financial information of Avant! gives retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests. See "Risk Factors--Uncertainty Relating to Integration of Operations and Product Lines; Management of Growth" and "Avant! Business--Recent Developments". For further information regarding the pro forma combined operating results of the two companies, see "Unaudited Pro Forma Condensed Combined Financial Statements."

  The pro forma financial information does not purport to represent what Avant!'s financial position or results of operations would actually have been had the Merger occurred at the beginning of the earliest period presented or to project Avant!'s financial position or results of operations for any future date or period. In addition, it does not incorporate any benefits from cost savings or synergies of operations that may be realized by the combined company.

                   SELECTED SUPPLEMENTAL FINANCIAL DATA
                                     AVANT!

                                                                    SIX MONTHS
                                                                       ENDED
                                YEAR ENDED DECEMBER 31,              JUNE 30,
                         ---------------------------------------- ---------------
                          1991    1992     1993    1994    1995    1995    1996
                         ------  -------  ------  ------- ------- ------- -------
                                                                    (UNAUDITED)
                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS
 OF INCOME DATA: (1)
Total revenue........... $2,187  $ 3,583  $8,708  $19,199 $41,512 $17,074 $31,544
Income (loss) from
 operations.............   (610)  (1,259)   (382)   2,765   8,869   4,774   9,609
Net income (loss).......   (658)  (1,281)  1,319    2,279   6,235   3,698   7,226
Income (loss) per
 share.................. $(0.17) $ (0.24) $ 0.11  $  0.15 $  0.34 $  0.22 $  0.36
Weighted average number
 of common and common
 equivalent shares
 outstanding............  3,935    5,283  12,042   14,931  18,099  16,843  19,825

                                        DECEMBER 31,
                            ------------------------------------ JUNE 30,
                             1991   1992   1993   1994    1995     1996
                            ------ ------ ------ ------- ------- --------
                                                                 (UNAUDITED)
                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET
 DATA: (1)
Cash and cash equivalents
 .........................  $  953 $4,221 $6,028 $ 5,848 $23,808 $ 11,636
Working capital (2).......     171  3,979  9,438  32,086  70,162   78,527
Total assets..............   1,813  6,246 15,078  40,545  86,772  100,187
Lease obligations, long-
 term.....................     --     152    173     147      40       14
Mandatorily redeemable
 convertible preferred
 stock....................     --   3,830  8,312   8,312     --       --
Stockholders' equity......  $  646 $  906 $2,321 $25,566 $75,005 $ 84,151

                    SELECTED HISTORICAL FINANCIAL DATA
                                      META

                                                      SIX MONTHS
                                                         ENDED
                          YEAR ENDED DECEMBER 31,      JUNE 30,
                          ----------------------- -------------------
                           1993    1994    1995    1995    1996
                          ------- ------- ------- ------- -------
                                                    (UNAUDITED)
                           (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
CONSOLIDATED STATEMENTS
 OF INCOME DATA:
Total revenue...........  $13,777 $19,652 $25,281 $10,861 $14,889
Income from operations..    2,165   3,231   3,046   1,974   3,794
Pro forma net income....    1,414   2,134   2,177   1,333
Pro forma net income per
 common share (3).......  $  0.16 $  0.22 $  0.22 $  0.14
Net income..............                                    2,682
Net income per common
 share..................                                  $  0.25
Weighted average number
 of common and common
 equivalent shares
 outstanding............    8,834   9,792   9,866   9,792  10,622

                              DECEMBER 31,
                         ---------------------- JUNE 30,
                          1993   1994    1995     1996
                         ------ ------- ------- --------
                                                (UNAUDITED)
                                       (IN THOUSANDS)
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............ $3,664 $ 3,811 $25,720 $ 3,891
Working capital (2).....  3,098   3,854  21,942  26,967
Total assets............  8,788  10,776  35,095  38,313
Shareholders' equity ... $4,883 $ 5,317 $23,325 $29,617

- --------

(1) The selected supplemental consolidated financial information of Avant! gives retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests. See "Risk Factors-- Uncertainty Relating to Integration of Operations and Product Lines; Management of Growth" and "Avant! Business--Recent Developments."
(2) Working capital is computed as current assets less current liabilities.
(3) Pro forma net income per share is computed using pro forma net income which reflects the assumed tax expense that would have been reported if Meta had been a C Corporation. See Note 6 of Meta's Notes to Financial Statements.

                              AVANT! AND META

         UNAUDITED SELECTED PRO FORMA CONDENSED COMBINED FINANCIAL DATA

                                                             SIX MONTHS ENDED
                                     YEAR ENDED DECEMBER 31,     JUNE 30,
                                     ----------------------- -----------------
                                      1993    1994    1995     1995     1996
                                     ------- ------- ------- -------- --------
                                     (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
PRO FORMA CONDENSED COMBINED
 STATEMENTS OF INCOME DATA: (1)
Total revenue....................... $22,485 $38,851 $66,793 $ 27,935 $ 46,433
Income from operations..............   1,783   5,996  11,915    6,748   13,403
Net income..........................   2,733   4,413   8,412    5,031    9,908
Net income per share................ $  0.17 $  0.23 $  0.38 $   0.24 $   0.41
Weighted average number of common
 and common equivalent shares
 outstanding........................  15,885  19,190  22,391   21,102   24,445

                                                                    JUNE 30,
                                                                      1996
                                                                ----------------
                                                                 (IN THOUSANDS,
                                                                EXCEPT PER SHARE
                                                                    AMOUNTS)
PRO FORMA CONDENSED COMBINED BALANCE SHEET DATA:
Cash and cash equivalents......................................     $ 15,527
Working capital(2)(3)..........................................       98,894
Total assets...................................................      138,500
Total stockholders' equity(2)..................................      107,168
Book value per share(2)(4).....................................     $   4.68

- --------

(1) The unaudited selected pro forma condensed combined financial data gives effect to the completion of the Merger as if it had occurred on January 1, 1993. See "Unaudited Pro Forma Condensed Combined Financial
    Statements."

(2) Includes the effect of estimated expenses of approximately $6.6 million expected to be incurred by the combined company in connection with the Merger and the Anagram Acquisition.
(3) Working capital is computed as current assets less current liabilities.
(4) Book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of the period.

                           COMPARATIVE PER SHARE DATA

  The following table sets forth certain supplemental per share data of Avant! and historical per share data of Meta and combined per share data on an unaudited pro forma and equivalent pro forma basis, after giving effect to the Merger on a pooling of interests basis. The supplemental per share data of Avant! gives retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests. The pro forma combined per share data gives effect to the Merger at the estimated Merger Exchange Ratio of 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of Meta Stock Options and subscription rights. The pro forma combined per share data does not purport to represent what Avant!'s financial position or results of operations would actually have been had the Merger occurred at the beginning of the earliest period presented or to project Avant!'s financial position or results of operations for any future date or period. This data should be read in conjunction with the selected supplemental and historical financial data and pro forma condensed combined financial statements included elsewhere herein and the separate supplemental financial statements and notes thereto of Avant! and the separate historical financial statements and notes thereto of Meta included elsewhere herein. Neither Avant! nor Meta declared any cash dividends during the periods presented, other than S Corporation dividends declared by Meta prior to its initial public offering in November 1995.

                                                                 SIX MONTHS
                                      YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                      ------------------------ ---------------
                                        1993    1994    1995    1995    1996
                                      -------- ------- ------- ------- -------
SUPPLEMENTAL--AVANT!
Net income........................... $   0.11 $  0.15 $  0.34 $  0.22 $  0.36
Book value(1)........................                  $  4.20         $  4.56
                                                                 SIX MONTHS
                                      YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                      ------------------------ ---------------
                                        1993    1994    1995    1995    1996
                                      -------- ------- ------- ------- -------
HISTORICAL--META
Pro forma net income(2).............. $   0.16 $  0.22 $  0.22 $  0.14
Net income...........................                                  $  0.25
Book value(1)........................                  $  2.38         $  2.91
                                                                 SIX MONTHS
                                      YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                      ------------------------ ---------------
                                        1993    1994    1995    1995    1996
                                      -------- ------- ------- ------- -------
PRO FORMA COMBINED PER AVANT! SHARE
Net income........................... $   0.17 $  0.23 $  0.38 $  0.24 $  0.41
Book value(3)........................                  $  4.40         $  4.68
                                                                 SIX MONTHS
                                      YEAR ENDED DECEMBER 31,  ENDED JUNE 30,
                                      ------------------------ ---------------
                                        1993    1994    1995    1995    1996
                                      -------- ------- ------- ------- -------
EQUIVALENT PRO FORMA PER META
 SHARE(4)
Net income........................... $   0.07 $  0.10 $  0.17 $  0.10 $  0.18
Book value(3)........................                  $  1.91         $  2.04

- -------

(1) Supplemental and historical book value per share is computed by dividing shareholders' equity by the number of shares of common stock outstanding at the end of each period. Pro forma book value per share is computed by dividing pro forma stockholders' equity by the pro forma number of shares of common stock outstanding at the end of each period. Book value per share information as of December 31, 1993 and 1994 and June 30, 1995 is not presented.

(2) Pro forma net income per share is computed using pro forma net income which reflects the assumed tax expense that would have been reported if Meta had been a C corporation. See Note 6 of Notes to Meta's Financial Statements.



(3) The parties anticipate that the combined company will incur direct transaction costs and merger-related integration expenses totaling approximately $6.6 million in connection with the Merger. Such costs include financial advisory fees, transaction costs and other direct costs associated with the Merger, including the following: (i) employee termination costs; (ii) cancellation of certain lease obligations; and
    (iii) legal, accounting and printing expenses. These costs are expected to be charged to the combined company. The effects of these costs have not been reflected in the above pro forma combined net income per share data, but are reflected in the above book value per share data as of June 30, 1996.

(4) The unaudited equivalent pro forma combined per Meta share amounts are calculated by multiplying the pro forma combined per Avant! share amounts by the estimated Merger Exchange Ratio of 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of Meta Stock Options and subscription rights.

                                 RISK FACTORS

  This Joint Proxy Statement/Prospectus contains Forward-Looking Statements. Actual results could differ materially from those projected in the Forward-Looking Statements as a result of the factors set forth below and other matters described elsewhere in this Joint Proxy Statement/Prospectus. The following risk factors should be considered carefully in evaluating the proposals to be considered and voted upon at each of the Avant! Special Meeting and the Meta Special Meeting and the acquisition of the securities offered hereby. For periods following the Merger, references to the services, business, financial results or financial condition of Avant!, and references to the "combined company," should be considered to refer to Avant! and its subsidiaries, including Meta, unless the context requires otherwise.

LITIGATION RISK

  On December 6, 1995, Cadence filed an action against Avant! and certain of its officers in the United States District Court for the District of Northern California alleging copyright infringement, unfair competition, misappropriation of trade secrets, conspiracy, breach of contract, inducing breach of contract and false advertising. The essence of the complaint is that certain Avant! employees who formerly were Cadence employees misappropriated and improperly copied source code for certain important functions of Avant! place and route products from Cadence, and that Avant! has competed unfairly by making false statements concerning Cadence and its products. The action also alleges that Avant! induced certain individual defendants to breach their agreements of employment and confidentiality with Cadence. In addition to actual and punitive damages, Cadence seeks to enjoin the sale of certain place and route products and has filed a motion to obtain a preliminary injunction pending trial of the action. Avant! filed its opposition to Cadence's motion on June 28, 1996. Cadence filed a reply to Avant!'s opposition on August 27, 1996. The preliminary injunction hearing took place on September 10, 1996. No ruling on the preliminary injunction motion has been issued as of the date hereof.

  On January 16, 1996, Avant! filed a counterclaim alleging antitrust violations, racketeering, false advertising, defamation, trade libel, unfair competition, unfair trade practices, negligent and intentional interference with prospective economic advantage and intentional interference with contractual relations.

  The Santa Clara County District Attorney's office also is investigating the allegations of misappropriation of trade secrets set forth in Cadence's lawsuit, described above. On December 5, 1995, a search warrant was executed at Avant!'s Sunnyvale, California, facility to determine whether there was evidence of criminal conduct. No criminal charges have been filed against Avant!, but no assurance can be given that such charges will not be filed in the future. A criminal complaint, if filed, could result in a loss of management and other personnel and could have other material adverse effects. On each of December 15 and 19, 1995, class action filings were made against Avant! alleging certain securities law violations, including omission and/or misrepresentation of material facts. The alleged omissions and/or misrepresentations are largely consistent with the allegations outlined in the Cadence claim.

  It is Avant!'s position that the plaintiffs' claims are without merit.
Avant! believes it has sufficient defenses to all of the plaintiffs' claims and intends to defend itself vigorously. In the opinion of Avant! management, based on information it presently possesses, the conclusion of these claims will not have a material adverse effect on Avant!'s consolidated financial position. If, however, Avant!'s defenses are unsuccessful, Avant! may be enjoined from selling certain place and route products and may be required to pay damages to Cadence. In such event, Avant!'s business, operating results and financial condition would be materially adversely affected. In particular, Avant!'s place and route products in dispute, ArcCell-BV and ArcCell-XO (which have been replaced by Aquarius-BV and Aquarius-XO), accounted for approximately one-third of Avant!'s total revenues for the three-year period ended December 31, 1995, and approximately one-half of Avant!'s total revenues for the six months ended June 30, 1996. In addition, it is likely that an adverse judgment against Avant! would result in a steep decline in the market price of Avant! Common Stock. Although Meta has the right to terminate the Plan of Reorganization prior to the Effective Time under certain circumstances, it is probable that developments in the pending litigation between Avant! and Cadence that would give Meta the right to terminate may occur only after the Effective Time. In such event, Meta shareholders would bear the risk of any decline in the market price of the Avant! Common Stock following an adverse outcome of the pending litigation between Avant! and Cadence.

  Meta has a long-standing technology relationship with Cadence pursuant to which, among other things, Meta and Cadence cross-license certain aspects of their respective technologies including Meta's MASTER Toolbox and HSPICE products in order to develop certain interfaces between Cadence's products and Meta's selling and supporting such products. Meta licenses Cadence's maskwork layout software for use by Meta-Labs services for generating maskworks for MetaTestchip. In light of Avant!'s pending litigation with Cadence, it is almost certain that Cadence will sever its relationship with Meta following the Merger. In such event, Meta would experience delays in generating new MetaTestchips as a result of the need to transition to Avant!'s layout software. Further, Meta currently integrates a portion of Cadence technology with HSPICE to provide a data output format for Cadence's waveform viewing products and uses certain Cadence products to provide Cadence product support for MASTER Toolbox which may no longer be available at a reasonable price or profit after the Merger. Additionally, Cadence sells Spectre circuit simulation software which directly competes with Meta's HSPICE product. Accordingly, termination of Meta's relationship with Cadence could have a material adverse effect upon the combined company's business, operating results and financial condition. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Reasons for the Merger."

  The preceding pending litigation and any future litigation against the combined company or its employees, regardless of the outcome, is expected to result in substantial costs and expenses to the combined company and significant diversion of attention by the combined company's technical and management personnel. Accordingly, any such litigation could have a material adverse effect on the combined company's business, operating results or financial condition.

UNCERTAINTY RELATING TO INTEGRATION OF OPERATIONS AND PRODUCT LINES; MANAGEMENT OF GROWTH

  The integration of Anagram's business and personnel following the Anagram Acquisition presents difficult challenges for Avant!'s management, particularly in light of the increased time and resources required to effect the combination with Meta. Further, each of Avant! and Meta entered into the Plan of Reorganization with the expectation that the Merger will result in synergies for the combined company. The combined company, however, will be more complex and diverse than either Avant! or Meta individually, and the combination and continued operation of their distinct business operations will be difficult. While the management and Boards of both Avant! and Meta believe that the contemporaneous combination of Avant!, Anagram and Meta can be effected in a manner that will realize the value of the combined company, the management group of the combined company has limited experience in combinations of this complexity or size. Accordingly, there can be no assurance that the process of effecting these business combinations can be effectively managed to realize the synergies anticipated to result therefrom.

  Following the Anagram Acquisition and the Merger, in order to maintain and increase profitability, the combined company will need to successfully integrate and streamline overlapping functions. Avant!, Anagram and Meta each have different systems and procedures in many operational areas that must be rationalized and integrated. There can be no assurance that such integration will be accomplished effectively, expeditiously or efficiently. The difficulties of such integration may be increased by the necessity of coordinating geographically separated divisions. The integration of certain operations following the Anagram Acquisition and the Merger will require the dedication of management resources that may temporarily distract attention from the day-to-day business of the combined company. The business of the combined company may also be disrupted by employee uncertainty and lack of focus during such integration. Failure to effectively accomplish the integration of the operations of Avant!, Anagram and Meta could have a material adverse effect on the combined company's business, operating results and financial condition. Moreover, uncertainty in the marketplace or customer hesitation relating to the Anagram Acquisition or the Merger could negatively affect the combined company's business, operating results and financial condition.

  Avant! and Meta entered into the Plan of Reorganization in order to achieve potential mutual benefits from combining each of their respective expertise and product lines for the physical design of high-density, high-performance ICs. Realization of these potential benefits will require, among other things, integrating the companies' respective product offerings and coordinating the combined company's sales and marketing and research and development efforts. Failure to efficiently achieve such integration could have a material adverse effect on the combined company's business, operating results and financial condition.

  Each of Avant! and Meta has experienced periods of rapid growth and expansion that has placed and will continue to place significant strains upon their respective management systems and resources. In addition, certain of the combined company's senior management personnel have worked together only for a short period of time and must learn to work together effectively. The combined company's ability to compete effectively and to manage future growth, if any, will require the combined company to continue to implement and improve operational, financial and management information systems on a timely basis and to expand, train, motivate and manage its work force. There can be no assurance that the combined company's personnel, systems, procedures and control will be adequate to support the combined company's operations.

DEPENDENCE UPON KEY PERSONNEL

  The combined company's future operating results depend in significant part upon the continued service of its key management and technical personnel. Few of the combined company's employees are bound by employment or non-competition agreements, and due to the intense competition for such personnel as well as the uncertainty caused by the integration of Avant!'s, Anagram's and Meta's businesses, it is possible that the combined company will be unable to retain such key technical and managerial personnel. There are only a limited number of qualified ICDA engineers, and competition for such individuals is intense. If the combined company is unable to attract, hire and retain qualified personnel in the future, the development of new products and the management of an increasingly complex business would be impaired which would materially adversely affect the combined company's business, operating results and financial condition. Additionally, if a criminal complaint is filed relating to the matters underlying the pending litigation between Avant! and Cadence resulting in a loss of Avant! personnel, then the combined company's business, operating results and financial condition may be materially adversely affected. See "--Litigation Risk" and "Meta Business--Employees."

COMPETITION

  The ICDA software market in which Avant! and Meta compete is intensely competitive and subject to rapid change. Avant! and Meta currently face competition from major ICDA vendors, including Cadence, which currently holds a dominant share of the market for IC physical design software, Mentor Graphics Corporation ("Mentor"), Viewlogic Systems Incorporated ("Viewlogic") and EPIC Design Technology, Inc. ("EPIC"). As the combined company expands its product offerings to include other library generation tools and other electronic design automation ("EDA") tools, it will compete increasingly with these established EDA vendors. Certain of these established vendors have a longer operating history and significantly greater financial, technical and marketing resources, greater name recognition and a larger installed customer base than the combined company. Each of these competitors will likely be able to respond more quickly to new or emerging technologies and changes in customer requirements, and to devote greater resources to the development, promotion and sale of their products than the combined company. Moreover, the industry in which Avant! and Meta compete is undergoing a trend toward consolidation that is expected to result in large, more financially flexible competitors with a broad range of product offerings. In addition to competition from EDA vendors, the combined company also faces competition from semiconductor companies that have internal design groups that develop their own customized place and route and simulation tools for their own particular needs and therefore may be reluctant to purchase products offered by the combined company or other independent vendors. There can be no assurance that the combined company will be able to compete successfully against current and future competitors or that competitive pressures faced by the combined company will not have a material adverse effect on its business, operating results and financial condition. If the combined company is unable to compete successfully against current and future competitors, the combined company's business, operating results and financial condition will be materially adversely affected. See "Meta Business--Competition."

POTENTIAL FLUCTUATIONS IN QUARTERLY RESULTS

  The quarterly operating results of the combined company may vary substantially from period to period depending on factors such as the outcome of outstanding litigation, increased competition, the size, timing and structure of significant licenses, the timing of revenue recognition under its time-based license agreements, the timing of new or enhanced product announcements, introductions, or delays in the introductions, of new or enhanced versions of the combined company's products, changes in pricing policies by the combined company or its competitors, market acceptance of new and enhanced versions of the combined company's products, the cancellation of time-based licenses or maintenance agreements, the unavailability of technology of third parties, including that of Cadence and Mentor, which is incorporated in certain of the products of the combined company, the mix of direct and indirect sales, changes in operating expenses, changes in the combined company's strategy, seasonal factors, personnel changes, foreign currency exchange rates and general economic factors. Due to the foregoing factors, and particularly the variability of the size, timing and structure of significant licenses, quarterly revenue and operating results are difficult to forecast. In particular, Avant! has adopted a flexible pricing strategy pursuant to which Avant! offers both perpetual and time-based software licenses to customers, depending on customer requirements and financial constraints. Because each time-based license may have a different structure and could be subject to cancellation, future revenue is unpredictable. In addition, Meta's quarterly operating results have in the past fluctuated as a result of seasonality of customer buying patterns, with revenues for the first quarter of a year often lower than those for the last quarter of the preceding year, and a significant portion of revenue in a quarter typically is received in the last few weeks or days of that quarter. Avant!'s and Meta's expense levels are based, in part, on expectations as to future revenue levels. Accordingly, net income, if any, may be disproportionately affected by a reduction in revenue because only a small portion of Avant!'s and Meta's expenses fluctuate with revenue. If revenue levels are below expectations, the combined company's business, operating results and financial condition are likely to be materially adversely affected. Such shortfalls in the combined company's revenue or operating results from levels expected by public market analysts and investors could have an immediate and significant material adverse effect on the market price of Avant!'s Common Stock. Additionally, the combined company may not learn of such revenue shortfalls or earnings shortfalls or other failures to meet market expectations for results of operations until late in a fiscal quarter, which could result in an even more immediate and material adverse effect on the trading price of the Avant! Common Stock. In such event, the market price of Avant!'s Common Stock would be materially adversely affected. Due to the foregoing, Avant! and Meta believe that period to period comparisons of their results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. See "Avant! Selected Consolidated Financial Data" and "Meta Selected Financial Data."

POTENTIAL VOLATILITY OF STOCK PRICE

  The market price of the shares of Avant! Common Stock is likely to be highly volatile and may be significantly affected by many factors, including the outcome of outstanding Avant! litigation, actual or anticipated fluctuations in the combined company's operating results, announcements of technological innovations and new products by competitors, new contractual relationships with strategic partners by the combined company or its competitors, proposed acquisitions by the combined company or competitors and financial results that fail to meet public market analyst expectations of performance. In addition, the U.S. equity markets have from time to time experienced significant price and volume fluctuations that have particularly affected the market prices for the common stocks of technology companies. These broad market fluctuations may materially adversely affect the market price of Avant! Common Stock in future periods, including prior to consummation of the Merger. Because the Merger Exchange Ratio is unaffected by fluctuations in the market price of Avant! Common Stock or Meta Common Stock, the extent to which the consideration to be received by Meta shareholders in the Merger represents a premium for the Meta Common Stock may be materially adversely affected by market price fluctuations of Avant! Common Stock or Meta Common Stock. See "Market Price of Avant! Common Stock; Dividends" and "Market Price of Meta Common Stock; Dividends."

COST OF INTEGRATION; TRANSACTION EXPENSES

  Transaction costs relating to the Anagram Acquisition, the Merger and the anticipated combination of certain operations of Avant!, Anagram and Meta are expected to result in one-time charges to the combined company's earnings. Although it will not be feasible to determine the actual amount of these charges until the operational and transition plans are completed, the management of Avant! and Meta believe that the aggregate charge will be approximately $6.6 million before taxes, although such amount may be increased by unanticipated additional expenses incurred in connection with the Anagram Acquisition and the Merger. This aggregate charge is expected to include the estimated costs associated with financial advisory, accounting and legal fees, printing expenses, filing fees and other merger-related costs. While the exact timing of these expenses cannot be determined at this time, the management of Avant! anticipates that this aggregate charge to earnings will be recorded primarily in the quarters ending September 30, 1996 and December 31, 1996, the quarters in which the Anagram Acquisition and the Merger, respectively, have been, or are expected to be, consummated. The effects of these costs have not been reflected in the unaudited pro forma condensed combined statements of income. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Unaudited Pro Forma Condensed Combined Financial Statements."

POTENTIAL DILUTIVE EFFECT TO STOCKHOLDERS

  Although Avant! and Meta believe that beneficial synergies will result from the Merger, there can be no assurance that the combining of Avant!'s, Anagram's and Meta's businesses, even if achieved in an efficient and effective manner, will result in combined results of operations and financial condition superior to that which would have been achieved by each company independently, or as to the period of time required to achieve such result. The issuance of Avant! Common Stock in connection with the Merger is likely to have a dilutive effect on Avant!'s earnings per share and there is no assurance that Avant! stockholders would not achieve greater returns on investment were Avant! to remain an independent company. There also is no assurance that Meta shareholders would not achieve greater returns on investment if Meta were to remain an independent company.

SHARES ELIGIBLE FOR PUBLIC SALE

  Sales of substantial amounts of Avant! Common Stock in the public market after the consummation of the Merger could materially adversely affect prevailing market prices of Avant!'s Common Stock. The shares of Avant! Common Stock to be issued in the Merger will be eligible for immediate sale in the public market, subject to certain limitations under the Securities Act applicable to affiliates of the combined company and certain agreements to be entered into by certain affiliates of Meta which prohibit such persons from disposing of any Avant! Common Stock during the period immediately following the Effective Time. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)--Description of Merger and Plan of Reorganization--Resale of Avant! Common Stock; Agreements with Affiliates."

PRODUCT CONCENTRATION

  Each of Avant! and Meta expects that revenue from the licensing and support of Aquarius, the Avant! place and route software product family, Hercules, the Avant! design verification software product, and ADM and HSPICE, the Anagram and Meta circuit simulation and analysis products, respectively, will account for a substantial percentage of the combined company's revenues for the foreseeable future. As a result, the combined company's business, operating results and financial condition are significantly dependent upon continued market acceptance and purchases of Aquarius, Hercules, ADM and HSPICE. A decline in demand for any of these products as a result of competition, technological change or other factors would have a material adverse effect on the business, operating results and financial condition of the combined company. There can be no assurance that Aquarius, Hercules, ADM or HSPICE will achieve continued market acceptance, or that the combined company will be successful in marketing such products or any new or enhanced products. Failure to develop or acquire additional products, or to successfully market such products on a profitable basis, could have a material adverse effect on the combined company's business, operating results and financial condition. See "Meta Business."

RISKS ASSOCIATED WITH INTERNATIONAL LICENSING

  International revenue accounted for approximately 34%, 33% and 35% of the combined company's pro forma total revenue in 1994, 1995 and the first six months of 1996, respectively. The combined company expects that international license and service revenue will continue to account for a significant portion of the combined company's total revenue. Avant!'s and Meta's international revenue involves a number of risks, including the impact of possible recessionary environments in economies outside the United States, longer receivables collection periods and greater difficulty in accounts receivable collection, difficulties in staffing and managing foreign operations, political and economic instability, unexpected changes in regulatory requirements, reduced protection of intellectual property rights in some countries and tariffs and other trade barriers. Currency exchange fluctuations in countries in which the combined company licenses its products could also materially adversely affect the combined company's business, operating results and financial condition by resulting in pricing that is not competitive with products priced in local currencies. Furthermore, there can be no assurance that in the future the combined company will be able to continue to price its products and services internationally in U. S. dollars because of changing sovereign restrictions on importation and exportation of foreign currencies as well as other practical considerations. In addition, the laws of certain countries do not protect the combined company's products and intellectual property rights to the same extent as do the laws of the United States. Accordingly, there can be no assurance that these factors will not have a material adverse effect on the combined company's future international sales and, consequently, on the combined company's business, operating results and financial condition. In addition, there can be no assurance that the combined company will be able to sustain or increase revenue derived from international licensing and service or that the foregoing factors will not have a material adverse effect on the combined company's future international license and service revenue, and, consequently, on the combined company's business, operating results and financial condition. See "Meta Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE UPON DISTRIBUTORS AND MANUFACTURER'S REPRESENTATIVES

  Avant! and Meta each rely on distributors and manufacturer's representatives ("Third Party Sellers") for licensing and support of their respective products in China, Japan, Korea, Singapore and Taiwan. A substantial portion of Avant!'s international license and service revenue results from a limited number of these Third Party Sellers, and a substantial portion of Meta's international license and service revenue results from one of these Third Party Sellers. During 1994, 1995 and the first six months of 1996, revenue from two distributors and two manufacturer's representatives accounted for an aggregate of approximately 13% of Avant!'s total revenue, and during 1994, 1995 and the first six months of 1996, revenue from NTT Advanced Technology Corp. ("NTT-AT"), Meta's distributor in Japan, accounted for an aggregate of approximately 15%, 14% and 18%, respectively, of Meta's net revenue. There can be no assurance that Avant!'s and Meta's current Third Party Sellers will choose to or be able to market or service and support the combined company's products effectively, that economic conditions or industry demand will not materially adversely affect these or other Third Party Sellers or that these Third Party Sellers will not devote greater resources to marketing and supporting products of the combined company's competitors. In particular, Meta has opened a sales office in Tokyo, Japan, which may affect its relationship with NTT-AT and NTT-AT's performance as a distributor of Meta's products. Additionally, because the combined company's products are used by highly skilled professional engineers, a Third Party Seller must possess sufficient technical, marketing and sales resources in order to be effective and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of Third Party Sellers possess such resources. Accordingly, the loss of, or a significant reduction in revenue from, one of Avant!'s or Meta's Third Party Sellers or any other Third Party Sellers on which the combined company's revenues may, in the future, become dependent, could have a material adverse effect on the combined company's business, operating results and financial condition. See "Meta Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Meta Business--Sales and Marketing."

NEW PRODUCTS AND RAPID TECHNOLOGICAL CHANGE

  The ICDA industry is characterized by extremely rapid technological change, frequent new product introductions and enhancements, evolving industry standards and rapidly changing customer requirements. The combined company's future business, operating results and financial condition will depend in part upon its ability to enhance its current products and to develop and introduce new products on a timely and cost-effective basis that will keep pace with technological developments and evolving industry standards and methodologies, as well as address the increasingly sophisticated needs of the combined company's customers. New technologies developed by the combined company or its competitors could render existing products obsolete. The combined company's success will depend upon its ability to enhance existing products and to introduce new products on a timely and cost-effective basis that meet changing customer requirements. There can be no assurance that the combined company will be successful in developing new products or enhancing existing products or that such new or enhanced products will receive market acceptance. On occasion, Avant! and Meta have each experienced delays in the scheduled introductions of new and enhanced products, and there can be no assurance that they will be able to introduce products on a timely basis in the future. In particular, Meta experienced delays in the introduction of MetaCircuit, due in part to changing customer demands and the need to augment product features in response to competitive product offerings. Delays in the scheduled availability of products, for technological or other reasons, or a lack of market acceptance of such products, or the combined company's failure to accurately anticipate customer demand, would have a material adverse effect on its business, operating results and financial condition. See "Meta Business."

DEPENDENCE UPON SEMICONDUCTOR AND ELECTRONICS INDUSTRIES; GENERAL ECONOMIC AND MARKET CONDITIONS

  Avant! and Meta are each dependent upon the semiconductor and, more generally, the electronics industries. Each of these industries is characterized by rapid technological change, short product life cycles, fluctuations in manufacturing capacity and pricing and gross margin pressures. Segments of these industries have from time to time experienced significant economic downturns characterized by decreased product demand, production over-capacity, price erosion, work slowdowns and layoffs. Over the past few years, these industries have experienced an extended period of significant economic growth, although during 1996 certain sectors of the semiconductor industry have experienced slower growth than in 1995. There can be no assurance that economic growth in these industries will continue, and if it does not, any downturn could be especially severe on the combined company. During such downturns, the number of new IC design projects often decreases. Because acquisitions of new licenses from the combined company are largely dependent upon the commencement of new design projects, any slowdown in these industries could have a material adverse effect on the combined company's business, operating results and financial condition. The combined company's business, operating results and financial condition may in the future reflect substantial fluctuations from period to period as a consequence of patterns and general economic conditions in either the semiconductor or electronics industry.

LIMITATIONS ON PROTECTION OF INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

  Avant! and Meta rely on a combination of patents, trade secret, copyright and trademark laws, as well as contractual commitments, to protect their proprietary rights in their software products. The companies generally enter into confidentiality or license agreements with their employees, distributors and customers, and limit access to and distribution of their software, documentation and other proprietary information. Despite these precautions, there can be no assurance that a third party will not copy or otherwise obtain and use the combined company's products or technology without authorization, or develop similar technology independently. In particular, Meta has on occasion distributed its products pursuant to "shrink wrap" licenses. There can be no assurance that such licenses are enforceable. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. The combined company expects that software companies will increasingly be subject to infringement claims as the number of products and competitors in the industry in which Avant! and Meta currently compete grows and the functionality of products in different industry segments overlaps. In particular, Avant!'s current litigation with Cadence involves such infringement claims. Responding to such claims, regardless of merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the combined company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the combined company or at all, which could have a material adverse effect upon the combined company's business, operating results and financial condition. There can be no assurance that infringement claims will not be asserted against the combined company in the future or that any such claims will not require the combined company to enter into royalty arrangements or result in costly litigation, which could materially adversely affect the combined company's business, operating results and financial condition. See "--Litigation Risk" and "Meta Business-- Proprietary Rights."

RISK OF PRODUCT DEFECTS

  Software products as complex as those offered by the combined company may contain defects or failures when introduced or when new versions are released. Avant! and Meta have in the past discovered software defects in certain of their products and may experience delays or lost revenue to correct such defects in the future. There can be no assurance that, despite testing by the combined company, errors will not be found in new products or releases after commencement of commercial shipments, resulting in loss of market share or failure to achieve market acceptance. Any such occurrence could have a material adverse effect upon the combined company's business, operating results and financial condition.

DEPENDENCE UPON RELATIONSHIP WITH SYNOPSYS

  Avant! currently has a cooperative technical and marketing agreement with Synopsys that expires by its terms in March 1997, and is automatically renewed for one year unless either party gives notice otherwise. The agreement provides that Synopsys will share certain technical information with Avant! concerning Synopsys' high level design automation products, which information has assisted Avant! in the development and marketing of its products. Synopsys has no obligation to continue to provide similar information in the future, and if Synopsys were to stop sharing technical information with Avant!, to favor competitors of Avant! or to develop software products that are competitive with those of Avant!, Avant!'s business, operating results and financial condition could be materially adversely affected. While Avant! believes its relationship with Synopsys is good, there can be no assurance that the Merger will not have an adverse effect on the existing relationship with Synopsys.

RIGHTS OF HOLDERS OF META COMMON STOCK FOLLOWING THE MERGER

  Following the Merger, holders of Meta Common Stock outstanding as of the Effective Date will become holders of Avant! Common Stock. Certain material differences exist between the rights of Meta shareholders under California law, Meta's Articles of Incorporation and Meta's Bylaws and the rights of Avant! stockholders under Delaware law, Avant!'s Certificate of Incorporation and Avant!'s Bylaws. As a result of these material differences, the right of holders of Avant! Common Stock may be generally more limited than those of holders of Meta Common Stock. See "Comparison of the Rights of Holders of Avant! Common Stock and Holders of Meta Common Stock."

CONCENTRATION OF STOCK OWNERSHIP; CHANGE OF CONTROL PROVISIONS

  Based on the pro forma stock ownership of the combined company as of August 31, 1996 and upon completion of the Merger, the directors and principal stockholders of the combined company and their affiliates will beneficially own approximately 75.6% of the outstanding Avant! Common Stock. As a result, these stockholders will be able to exercise significant influence over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of Avant!. In addition, the combined company's Board of Directors will have the authority to issue up to 5,000,000 shares of Preferred Stock, to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any unissued series of Preferred Stock and to fix the number of shares constituting any series and the designation of such series, without any further vote or action by the combined company's stockholders. The Preferred Stock could be issued with voting, liquidation, dividend and other rights superior to the rights of the Common Stock. The issuance of Preferred Stock under certain circumstances could have the effect of delaying or preventing a change in control of the combined company.

                                 INTRODUCTION

  This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation by Avant! and by Meta of proxies to be voted, respectively, at the Avant! Special Meeting to be held on October 29, 1996 and the Meta Special Meeting to be held on October 29, 1996. This Joint Proxy Statement/Prospectus is first being mailed to stockholders of Avant! and shareholders of Meta on or about September 30, 1996.

  The purpose of the Avant! Special Meeting is to consider and vote upon the Avant! Share Issuance Proposal. The purpose of the Meta Special Meeting is to consider and vote upon the approval of the Meta Merger Proposal. At the Effective Time, Merger Sub will be merged with and into Meta, the separate existence of Merger Sub will cease, all of the rights, privileges, powers, franchises, properties, assets, liabilities and obligations of Merger Sub will be vested in Meta and Meta will become a wholly owned subsidiary of Avant!. See "The Proposed Merger and Related Transactions (Related to Proposals for Both Avant! and Meta)."

  THE AVANT! BOARD UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS UNANIMOUSLY DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF AVANT! AND ITS STOCKHOLDERS. AFTER CAREFUL
CONSIDERATION, THE AVANT! BOARD UNANIMOUSLY RECOMMENDS THAT AVANT! STOCKHOLDERS VOTE FOR THE AVANT! SHARE ISSUANCE PROPOSAL.

  THE META BOARD UNANIMOUSLY APPROVED THE MERGER AND THE TRANSACTIONS RELATED THERETO AND HAS UNANIMOUSLY DETERMINED THAT THEY ARE FAIR TO AND IN THE BEST INTERESTS OF META AND ITS SHAREHOLDERS. AFTER CAREFUL CONSIDERATION, THE META BOARD UNANIMOUSLY RECOMMENDS THAT META SHAREHOLDERS VOTE FOR THE META MERGER PROPOSAL.

  This Joint Proxy Statement/Prospectus also constitutes the prospectus of Avant! under the Securities Act for the offering of Avant! Common Stock in connection with the Merger.

                              VOTING AND PROXIES

DATE, TIME AND PLACE OF AVANT! SPECIAL MEETING AND META SPECIAL MEETING

  The Avant! Special Meeting will be held at the principal executive offices of Avant!, 1208 East Arques Avenue, Sunnyvale, California, on October 29, 1996, at 10:00 a.m., local time. The Meta Special Meeting will be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California on October 29, 1996, at 10:00 a.m., local time.

RECORD DATE AND OUTSTANDING SHARES

  Stockholders of record of Avant! Common Stock at the close of business on September 20, 1996 (the "Avant! Record Date") are entitled to notice of and to vote at the Avant! Special Meeting. On the Avant! Record Date, there were approximately 120 holders of record of Avant! Common Stock, and 16,276,087 shares of Avant! Common Stock were issued and outstanding. Each share of Avant! Common Stock is entitled to one vote per share.

  Shareholders of record of Meta Common Stock at the close of business on September 27, 1996 (the "Meta Record Date") are entitled to notice of and to vote at the Meta Special Meeting. On the Meta Record Date, there were approximately 30 holders of record of Meta Common Stock, and approximately 10,195,933 shares of Meta Common Stock were issued and outstanding. Each share of Meta Common Stock is entitled to one vote per share.

  All properly executed proxies given by holders of Avant! Common Stock or Meta Common Stock that are not revoked will be voted at the Avant! Special Meeting or the Meta Special Meeting, as the case may be, and at any postponements or adjournments of either such meeting, in accordance with the instructions contained therein. Proxies containing no instructions regarding the proposal specified in the proxy will be voted, in the case of the Avant! Special Meeting, in favor of the Avant! Share Issuance Proposal and, in the case of the Meta Special Meeting, in favor of the Meta Merger Proposal. If any other matters are properly brought before either the Avant! Special Meeting or the Meta Special Meeting, all proxies will be voted in accordance with the judgment of the the proxies. Either Special Meeting may be adjourned, and additional proxies solicited, if the vote necessary to approve a proposal has not been obtained. Any adjournment of either Special Meeting will require the affirmative vote of the holders of at least a majority of the shares represented, whether in person or by proxy, at such Special Meeting (regardless of whether those shares constitute a quorum).

  An Avant! stockholder or a Meta shareholder who has executed and returned a proxy may revoke such proxy at any time before it is voted at the Avant! Special Meeting or the Meta Special Meeting, as the case may be, by executing and returning a proxy bearing a later date, by filing written notice of such revocation with the Secretary of Avant! or the Secretary of Meta, as appropriate, which states that such proxy is revoked, or by attending the Avant! Special Meeting or the Meta Special Meeting, as the case may be, and voting in person.

AVANT! STOCKHOLDER VOTE REQUIRED

  The approval of the Avant! Share Issuance Proposal requires the affirmative vote of a majority of the shares of Avant! Common Stock represented in person or by proxy at the Avant! Special Meeting. The holders of a majority of the outstanding shares of Avant! Common Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Avant! Special Meeting or any adjournment thereof.

  Votes cast by proxy or in person at the Avant! Special Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote.

META SHAREHOLDER VOTE REQUIRED

  Approval of the Meta Merger Proposal requires the affirmative vote of the holders of a majority of the outstanding shares of Meta Common Stock. Shawn M. Hailey, Meta's President and Chief Executive Officer, and Kim L. Hailey, Meta's Vice President of Engineering, the holders of an aggregate of 7,481,201 shares of Meta Common Stock (approximately 73.4% of the outstanding Meta Common Stock) have agreed to vote their shares in favor of the Meta Merger Proposal. The holders of a majority of the outstanding shares of Meta Common Stock, present in person or by proxy, will constitute a quorum for the transaction of business at the Meta Special Meeting or any adjournment thereof.

  Votes cast by proxy or in person at the Meta Special Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions and broker non-votes as shares that are present and entitled to vote for purposes of determining the presence of a quorum, and such abstentions and broker non-votes will have the effect of a vote against the Meta Merger Proposal.

SOLICITATION OF PROXIES; EXPENSES

  Avant! and Meta will bear their respective costs of solicitation of proxies from their respective stockholders and shareholders. Avant! will bear the cost of printing and filing this Joint Proxy Statement/Prospectus and the Registration Statement of which it is a part unless the Merger is not completed for certain reasons, in which case such expenses will be divided equally between Avant! and Meta. In addition to solicitation by mail, the directors, officers and employees of Avant! and Meta and stockholders and shareholders of Avant! and Meta, respectively, may solicit proxies from the stockholders and shareholders of Avant! and Meta, respectively, by telephone, telegram or letter or in person for no additional compensation. Brokers, nominees, fiduciaries and other custodians have been requested by Avant! and Meta to forward proxy solicitation materials to the beneficial owners of Avant! Common Stock and Meta Common Stock held of record by such custodians. Such custodians will be reimbursed by Avant! and Meta for their expenses.

  In addition, although it is not currently anticipated, Avant! may retain a proxy solicitation firm to aid in the solicitation of proxies from its stockholders. If such a firm or firms are retained, they would be paid customary fees (which, in each case, are not expected to exceed $10,000) and reimbursement for out-of-pocket expenses.

                 THE PROPOSED MERGER AND RELATED TRANSACTIONS
                (RELATED TO PROPOSALS FOR BOTH AVANT! AND META)

               DESCRIPTION OF MERGER AND PLAN OF REORGANIZATION

GENERAL

  The Plan of Reorganization provides for the merger of a newly formed, wholly owned subsidiary of Avant! with and into Meta, with Meta to be the surviving corporation of the Merger and thus to become a wholly owned subsidiary of Avant!. The discussion of the Merger in this Joint Proxy Statement/Prospectus and the description of the principal terms of the Plan of Reorganization are subject to and qualified in their entirety by reference to the Plan of Reorganization.

MATERIAL CONTACTS AND BOARD DELIBERATIONS

  On May 9, 1996, Gerald C. Hsu, the President and Chief Executive Officer of Avant!, and Shawn M. Hailey, the President and Chief Executive Officer of Meta, met to explore the possibility of a strategic transaction or business combination, and the long-term strategic possibilities of such a transaction or combination.

  At a regularly scheduled meeting on May 23, 1996, the Meta Board considered possible strategic transactions for Meta, including a business combination with Avant!. No action on any transaction was taken at that time, as the Meta Board determined to study the costs and benefits of such possible transactions further.

  On May 29, 1996, Messrs. Hsu and Hailey met to continue to explore the possibility of a business combination. On May 30, 1996, Messrs. Hsu and Hailey continued their meeting, together with their respective legal counsel.

  At a special meeting on May 31, 1996, the Meta Board discussed a possible business combination with Avant! in greater detail. At this meeting, Special Counsel presented a preliminary overview of the pending litigation between Cadence and Avant!. After discussion, the Meta Board directed Special Counsel to review the litigation further and to report to the Meta Board regarding its review.

  At the Design Automation Conference in Las Vegas, Nevada, between June 3 and 7, 1996, Messrs. Hsu and Hailey met informally to discuss Meta's progress in evaluating a possible business combination between Avant! and Meta.

  At a special meeting on June 4, 1996, the Meta Board again discussed a possible business combination with Avant!. After consideration of many factors, including a report from Special Counsel regarding the pending litigation between Cadence and Avant!, the Meta Board determined not to pursue the transaction actively.

  On July 12, 1996, representatives of Meta, WA&H and Meta's legal counsel met at Meta's offices to review the status of certain issues relating to the previously proposed business combination.

  On July 19, 1996, Y. Eric Cho, a member of the Avant! Board, and Mr. Hailey met informally to discuss certain issues relating to the previously proposed transaction. During the course of these discussions, the parties discussed the material terms of the potential transaction, including timing and valuation. The parties were unable to come to agreement on the material terms, and, following these discussions, the parties determined not to proceed with the potential transaction.

  On August 15, 1996, Avant! announced the signing of a letter of intent relating to the Anagram Acquisition.

  At a special meeting on August 19, 1996, the Meta Board again discussed a possible business combination with Avant!, in light of changes in the competitive landscape following the announcement of the Anagram Acquisition and in light of other changes in circumstances. The Meta Board considered in detail the potential benefits of the proposed transaction, including: (a) the complementary nature of Avant!'s products, which have the potential to address a growing customer preference for bundled products incorporating broad functionality and to reduce Meta's dependence on any individual product or product line; (b) the expanded sales and marketing opportunities for Meta's products provided by Avant!'s customer base and sales and distribution network, including an increased ability to penetrate the major semiconductor manufacturer customer base; (c) the significantly greater financial and technological resources of the combined company and more complete IC design product offering including physical design, verification and simulation products; and (d) the increased risk of competition in a consolidating market if Meta were to remain an independent company. The Meta Board also considered various risks associated with the proposed transaction, including: (a) the possible effects of any adverse outcome in the pending litigation between Cadence and Avant!; (b) the loss of control over the future operations of Meta following the Merger; (c) the risk that the benefits sought to be achieved in the Merger will not be achieved; (d) the risk that the operations of Meta and Avant! will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of the companies will not occur; and (e) the risk that the Anagram Acquisition may not occur, and/or that the operations of Avant! and Anagram will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of those companies will not occur. The Meta Board also considered possible alternative transactions, including other business combinations. A representative of WA&H participated in this meeting and commented on the financial aspects of the proposed transaction. At this meeting, the Meta Board formally retained WA&H to render an opinion as to the fairness, from a financial point of view, of the consideration to be paid to the Meta shareholders in the proposed transaction.

  Also on August 19, 1996, a confidentiality agreement between Meta and Avant! was executed, and legal, financial, sales, marketing and product development documents began to be exchanged on an ongoing basis between Avant! and Meta in response to due diligence requests.

  Also on August 19, 1996, Messrs. Hsu and Hailey continued their discussions. They were joined by representatives of WA&H and their respective legal counsel and other Meta and Avant! personnel. At this meeting, Messrs. Hsu and Hailey discussed a purchase price of $160 million worth of Avant!'s Common Stock valued at the August 19, 1996 closing price, in exchange for all outstanding shares of Meta Common Stock and all Meta Stock Options and subscription rights and committed to discuss this valuation with their respective Boards of Directors. Following this meeting, attorneys with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP ("Gunderson Dettmer"), outside counsel to Avant!, began preparation of definitive documentation for the proposed transaction.

  From August 19, 1996 to August 22, 1996, management of Avant! and Meta, together with representatives from Gunderson Dettmer, Venture Law Group, A Professional Corporation ("VLG"), outside counsel to Meta, and WA&H, completed a financial and operational due diligence review, and continued discussions to review and resolve outstanding legal and financial issues.

  On August 21, 1996, the Avant! Board discussed the financial terms and conditions of the proposed merger and approved the overall financial terms of the transaction and continuation of negotiations with representatives of Meta.

  At a special meeting on August 21, 1996, the Meta Board considered the proposed terms of the transaction in greater detail, including the premium to be paid in the transaction and recent performance of the Meta Common Stock and the Avant! Common Stock.

  On August 22, 1996, there was a telephonic special meeting of the Avant! Board to approve the Plan of Reorganization and the related transactions. Representatives of Gunderson Dettmer advised the Avant! Board of the final terms of the Plan of Reorganization. After considering the terms of the proposed transaction, the Avant! Board determined that the Plan of Reorganization was fair to Avant! stockholders and that the proposed Merger was in the best interests of Avant! and its stockholders. The Avant! Board then unanimously adopted the Plan of Reorganization and the Merger contemplated thereby. Following approval by the Avant! Board, Avant! executed and delivered the Plan of Reorganization to Meta.

  On August 22, 1996, there was a regularly scheduled meeting of the Meta Board. At this meeting, the final terms of the Plan of Reorganization were reviewed for the Meta Board by a representative of VLG. WA&H informed the Meta Board that, in its opinion and based upon the information then available, the Merger Exchange Ratio contemplated by the Plan of Reorganization was at that date fair from a financial point of view to the holders of Meta Common Stock, and responded to various questions raised by members of the Meta Board regarding such opinion. Special Counsel provided an update to the Meta Board on the status of the pending litigation between Cadence and Avant!. After considering the terms of the proposed transaction, the opinion of WA&H and the report of Special Counsel, as well as other relevant matters, the Meta Board determined that the Merger Exchange Ratio was fair to Meta's shareholders and that the proposed Merger was in the best interests of Meta and its shareholders. The Meta Board then unanimously adopted and approved the Plan of Reorganization and the Merger contemplated thereby. Following approval by the Meta Board, Meta executed and delivered the Plan of Reorganization to Avant!.

  A joint press release announcing execution of the Plan of Reorganization and the terms of the Merger was issued in the afternoon of August 22, 1996.

REASONS FOR THE MERGER

  Avant!'s Reasons for the Merger. The Avant! Board believes that the Merger will be potentially beneficial in several respects. In reaching its determination to recommend approval of the Merger and related transactions, the Avant! Board considered a number of factors, including, but not limited to, the following:

  . The combination of Avant! with Meta will create a combined company with significantly greater resources, a more complete product offering for the physical design, verification and simulation of ICs and greater sales and marketing capabilities than those of Avant! alone, and may enable the combined company to compete more effectively with competitors having greater resources and broader product offerings than Avant!.

  . The Merger will expand Avant!'s software product offerings into simulation and library generation software products for use in IC design.

  . The Merger will permit Avant! to broaden and diversify its product offerings with complementary software tools that it currently does not offer, which may reduce the risk of dependence on individual products.

  . Avant! believes that the management team of the combined company will have greater depth and experience than that of Avant! alone.

  . A larger combined customer base and complementary distribution channels will provide leverage for expanded sales and marketing opportunities for the combined company.

  In the course of its deliberations, the Avant! Board reviewed and considered the terms and conditions of the Plan of Reorganization and the presentations by Avant's executive officers. The Avant! Board also considered, among other matters: (a) information concerning Avant!'s and Meta's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position; (b) the financial condition, results of operations and businesses of Avant! and Meta before and after giving effect to the Merger; (c) current financial market conditions and historical market prices, volatility and trading information with respect to Avant! Common Stock and Meta Common Stock; (d) the consideration to be received by Meta shareholders in the Merger and the relationship between the market value of Avant! Common Stock to be issued in exchange for each share of Meta Common Stock and each Meta Stock Option and Avant!'s per share reported earnings, earnings before interest and taxes and certain other measures; (e) a comparison of selected recent acquisition and merger transactions involving high-technology companies; (f) the belief that the terms of the Plan of Reorganization, including the parties' respective representations, warranties and covenants, and the conditions to their respective obligations, are reasonable; (g) the ability of Avant! to devote management time and energy to the integration and assimilation of Meta's business and organization should the Merger be consummated; (h) the fact that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the financial statements of Avant! as a result thereof; (i) the impact of the Merger on Avant!'s customers, including the potential loss of revenue that might result due to uncertainty among customers caused by the Merger; and (j) reports from management, accounting advisors and legal advisors as to the results of their due diligence investigation of Meta. The Avant! Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to, (a) the adverse effects on the operating results of the combined company due to the expenses expected to be incurred, primarily in the fourth quarter of 1996, in connection with the Merger, including costs of integrating the businesses of Meta and Avant! and transaction expenses arising from the Merger; (b) the risk that benefits sought to be achieved in the Merger will not be realized, which may have a material adverse effect on the combined company's business, operating results and financial condition; and (c) the risk that the operations of Avant! and Meta will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of the companies will not occur.

  In view of the wide variety of factors considered by the Avant! Board, the Avant! Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered in approving the Plan of Reorganization and Merger. However, after taking into account all of the factors set forth above, the Avant! Board determined that the Plan of Reorganization and the Merger were in the best interests of Avant! and its stockholders and that Avant! should enter into the Plan of Reorganization and complete the Merger.

  Meta's Reasons for the Merger. The Meta Board believes that the Merger will be potentially beneficial in several respects. In reaching its determination to recommend approval of the Merger and related transactions, the Meta Board considered a number of factors, including, but not limited to, the following:

  . The complementary products of Avant! and Meta will permit the combined company to offer a broader, more complete suite of IC design products, including products for physical design, verification and simulation, thereby addressing a perceived growing customer preference for bundled products and reducing dependence on any individual product or product line.

  . Avant!'s customer base and sales and distribution network offer expanded sales and marketing opportunities for Meta's products. Meta believes that the broader product offering of the combined company may facilitate adoption of Meta's products by major semiconductor manufacturers, a customer base that Meta has not fully penetrated to date.

  . The combination of Meta and Avant! will create a combined company with significantly greater resources and greater sales and marketing capabilities than those of Meta alone, and may enable the combined company to compete more effectively with competitors having greater resources and broader product offerings than Meta.

  . Competition in the market for simulation and library generation products would likely increase as a result of increasing consolidation in the market, particularly in light of the Anagram Acquisition, thereby substantially increasing the risks of remaining independent.

  In the course of its deliberations during meetings held on May 23, 1996, May 31, 1996, June 4, 1996, August 19, 1996, August 21, 1996 and August 22, 1996,
and in numerous telephone conferences, the Meta Board reviewed with Meta's management a number of additional factors relevant to the Merger, including the strategic overview and prospects for Meta, its products and its finances. The Meta Board considered in particular recent delays experienced in the market introduction of certain Meta products under development, the uncertain market response to functionality incorporated in recently released products, and the net outflow of personnel experienced in recent months, all of which have the potential to materially and adversely impact Meta's business, financial condition and results of operations. The Meta Board also considered, among other matters: (a) information concerning Avant!'s and Meta's respective businesses, prospects, financial performance and condition, operations, technology, management and competitive position (in general and specifically in light of the Anagram Acquisition); (b) the businesses, financial condition and results of operations of Avant! and Meta before and after giving effect to the Merger; (c) current financial market conditions and historical market prices, volatility and trading information with respect to Avant! Common Stock and Meta Common Stock; (d) the consideration to be received by Meta shareholders in the Merger, and the fact that the market value of Avant! Common Stock to be issued in exchange for each share of Meta Common Stock represented a premium of approximately 19% over the closing sales price of $10.75 per share of Meta Common Stock on August 21, 1996, the last trading day prior to the date of announcement of the Merger; (e) a comparison of selected recent acquisition and merger transactions, and other transactions reflecting a consolidation in the industry, including the Anagram Acquisition;
(f) the belief that the terms of the Plan of Reorganization, including the parties' respective representations, warranties and covenants, and the conditions to their respective obligations to complete the Merger are reasonable; (g) the ability of Meta to terminate the Plan of Reorganization in the event of a material adverse change in the business, financial condition, results of operations or prospects of Avant! and the failure of Avant! to propose a reasonably acceptable plan to mitigate the effect of such material adverse change within 20 business days following written notice to Avant! of Meta's intent to terminate; (h) the fact that the Merger is expected to be accounted for as a pooling of interests and that no goodwill is expected to be created on the financial statements of Avant! as a result thereof and is intended to be a tax-free reorganization for federal income tax purposes; (i) a financial presentation by WA&H, including the written opinion of WA&H rendered at the August 22, 1996 meeting of the Meta Board that, as of such date, the Merger Exchange Ratio was fair to Meta shareholders from a financial point of view; (j) the impact of the Merger upon Meta's customers and employees; and (k) reports from management and financial advisors and legal advisors as to the results of their due diligence investigation of Avant!, including the report of Meta's Special Counsel regarding the pending litigation between Avant! and Cadence.

  The Meta Board also considered a number of potentially negative factors in its deliberations concerning the Merger, including, but not limited to: (a) the possible effects of any adverse outcome in the pending litigation between Cadence and Avant!; (b) the loss of control over the future operations of Meta following the Merger; (c) the risk that the benefits sought to be achieved in the Merger will not be realized; (d) the risk that the operations of Meta and Avant! will not be effectively integrated or that potential synergies expected to result from the consolidation of their operations will not occur; (e) the risk that the Anagram Acquisition may not occur, and/or that the operations of Avant! and Anagram will not be effectively integrated or that potential synergies expected to result from the consolidation of the operations of the companies will not occur; and (f) the other risks described above under "Risk Factors." The Meta Board also discussed with management the prospects for combinations with companies other than Avant! and whether the benefits described above could be achieved through any such combination, as well as the risks and benefits of a stand-alone strategy.

  In view of the wide variety of factors considered, the Meta Board did not find it practicable to quantify or otherwise assign relative weights to the specific factors considered. After taking into account all of the factors set forth above, however, the Meta Board determined that the Plan of Reorganization and Merger were in the best interests of Meta and its shareholders and that Meta should enter into the Plan of Reorganization and complete the Merger.

OPINIONS OF FINANCIAL ADVISORS

  Opinion of Financial Advisor to Avant!. Avant! retained Morgan Stanley to render a financial opinion to the Avant! Board in connection with the Merger. Morgan Stanley was selected by the Avant! Board to provide such services based on Morgan Stanley's qualifications, expertise and reputation, as well as Morgan Stanley's investment banking relationship and familiarity with Avant!.

  On September 9, 1996, Morgan Stanley rendered its written opinion to the Avant! Board that, as of such date, based upon and subject to the various considerations set forth in the opinion, the consideration to be paid to the holders of Meta Common Stock pursuant to the Plan of Reorganization was fair from a financial point of view to Avant!.

  The full text of the Morgan Stanley Opinion, which sets forth, among other things, assumptions made, procedures followed, matters considered and limitations on the review undertaken, is attached as Appendix B to this Joint Proxy Statement/Prospectus. Morgan Stanley's opinion is directed to the Avant! Board and the fairness of the consideration to be paid to the holders of Meta Common Stock from a financial point of view and does not constitute a recommendation to any holder of Avant! or Meta Common Stock as to how to vote at the Avant! Special Meeting or the Meta Special Meeting. The summary of the Morgan Stanley Opinion set forth herein is qualified in its entirety by reference to the full text of such opinion. The Avant! stockholders are urged to read the Morgan Stanley Opinion in its entirety.

  In rendering its opinion, Morgan Stanley, among other things: (a) reviewed certain publicly available financial statements and other information of Meta and Avant!; (b) reviewed certain internal financial statements and other financial and operating data concerning Meta and Avant! prepared by the managements of Meta and Avant!, respectively; (c) analyzed certain financial projections prepared by the management of Meta; (d) analyzed certain financial projections prepared by the management of Avant!; (e) reviewed and discussed with Avant!'s management Avant!'s estimate of the cost savings and other synergies that may be achieved in the Merger; (f) discussed the past and current operations and financial condition and the prospects of Meta with senior executives of Meta; (g) discussed the past and current operations and financial condition and the prospects of Avant! with senior executives of Avant!; (h) analyzed the pro forma impact of the Merger on Avant!'s earnings per share and consolidated capitalization and financial ratios; (i) reviewed the reported prices and trading activity for Avant! Common Stock and Meta Common Stock; (j) compared the financial performance of Avant! and Meta and the prices and trading activity of Avant! Common Stock and Meta Common Stock with that of certain other comparable publicly-traded companies and their securities; (k) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions; (l) reviewed the Plan of Reorganization and certain related documents; and (m) considered such other factors as Morgan Stanley deemed appropriate.

  In rendering its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information reviewed by it for purposes of rendering its opinion. With respect to the financial projections, Morgan Stanley assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of Meta and Avant!. Morgan Stanley also relied upon, without independent verification, the estimate of Avant!'s management of the cost savings and other synergies that may be achieved if the Merger is consummated. Morgan Stanley also relied upon, without independent verification, Avant!'s management's assessment of the validity of, and the risks associated with, Meta's products and technology. Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of Avant! or Meta, nor was it furnished with any such appraisals. Morgan Stanley assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles and will be consummated in accordance with the terms set forth in the Plan of Reorganization. The Morgan Stanley Opinion stated that it is necessarily based on economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, the date of such opinion.

  The following is a brief summary of certain financial analyses performed by Morgan Stanley in connection with the Morgan Stanley Opinion:

  Comparative Stock Price Performance. As part of its analysis, Morgan Stanley reviewed the recent stock market performance of Meta Common Stock and Avant! Common Stock and compared such performance to that of a group of software companies: Cadence, Synopsys, Mentor, Cooper & Chyan Technology ("CCT"), Viewlogic and EPIC (the "Design Software Comparables"). Morgan Stanley observed that over the period January 1, 1996 to September 6, 1996, Meta underperformed the Design Software Comparables index by 24.6% and Avant! outperformed the Design Software Comparables index by 61.2%.

  Exchange Ratio Analysis. Morgan Stanley reviewed the ratios of the prices of Meta Common Stock to Avant! Common Stock over various periods ending September 6, 1996, and computed the premium over these ratios represented by the Merger Exchange Ratio. The average of the ratios of closing stock prices of Meta Common Stock and Avant! Common Stock for the various periods ending September 6, 1996 were 0.719 since November 8, 1995;
0.641 for the previous 90 days; 0.536 for the previous 60 days; 0.413 for the previous 30 days; 0.417 for the previous 10 days; and 0.424 for September 6, 1996. Morgan Stanley observed that the Merger Exchange Ratio represented a discount of 39.5%, 32.2% and 18.8% and a premium of 5.4%, 4.4% and 2.6%, respectively, over the aforementioned ratios of the prices of Meta Common Stock and Avant! Common Stock.

  Peer Group Comparison. Morgan Stanley compared certain financial information of Meta with the Design Software Comparables. Such financial information included, among other things, market valuation, market value as a multiple of earnings and market value as a multiple of earnings taken as a multiple of the projected EPS growth rate. In particular, such analysis showed that as of September 6, 1996, based on representative research analysts for Avant! and Meta, Avant! and Meta traded at 42.8 and 23.6 times forecasted earnings for the fiscal year 1996, respectively, and 31.2 and 19.0 times forecast earnings for the fiscal year 1997, respectively, compared to a median of 29.7 times calendar year 1996 earnings and 22.8 times calendar year 1997 earnings for the Design Software Comparables. In addition, Morgan Stanley observed that Avant! and Meta traded at market values to 1997 earnings multiples taken as a multiple of the five year projected EPS growth of 0.73 and 0.54 times, respectively, compared to a median of 0.67 for the Design Software Comparables.

  No company utilized as a comparison in the peer group analysis is identical to Meta or Avant!. In evaluating the Design Software Comparables, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Meta or Avant!, such as the impact of competition on Meta or Avant! and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Meta or Avant! or the industry or the financial markets in general.

  Contribution Analysis. Morgan Stanley analyzed the pro forma contribution of each of Meta and Avant! to the combined company if the Merger were to be consummated. Such analysis was based on financial data for Meta and for Avant! based on research and respective management estimates. Such analysis showed that, on average for the years 1996 and 1997 (fiscal years ending December for Avant! and Meta), Meta would contribute approximately 33.3%, 33.0%, 29.1% and 27.8% of the revenues, gross profit, operating profit and net income of the combined company, respectively. Morgan Stanley observed that the aforementioned contribution percentages implied exchange ratios of 0.864, 0.855, 0.728 and 0.703, respectively, as compared to the Merger Exchange Ratio of 0.435.

  Analysis of Selected Precedent Transactions. Morgan Stanley examined selected precedent merger and acquisition transactions involving software companies. Such analysis resulted in a median of 38.2 times projected net income, a 39.5% premium over the stock price one month prior to announcement of the transaction, and a 26.1% premium over the stock price one day prior to announcement of the transaction.

  No transaction utilized as a comparison in the comparable transaction analysis is identical to the Merger. In evaluating the precedent transactions, Morgan Stanley made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Meta and Avant!, such as the impact of competition on Meta and Avant! and the industry generally, industry growth and the absence of any adverse material change in the financial condition and prospects of Meta or Avant! or the industry or the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable transaction data.

  Discounted Equity Value. Morgan Stanley performed an analysis of the present value per share of Avant! and Meta's respective future trading prices based on a range of earnings per share estimates for Avant! and Meta for calendar years 1998 and 1999, illustrative multiples of earnings per share ranging from 30.0 times to 35.0 times next calendar year's earnings per share for Avant! and
16.0 times to 20.0 times next calendar year's earnings per share for Meta, and illustrative discount rates ranging from 15.0% to 25.0% based on Morgan Stanley estimates of the theoretical return required by shareholders to hold shares Avant! and Meta, respectively.

Based on this analysis, Morgan Stanley estimated a present value of the potential future trading price per share ranging from $38.00 to $44.00 for the Avant! Common Stock and $12.50 to $16.00 for the Meta Common Stock. Additionally, Morgan Stanley compared the present value per share of Avant! to the pro forma present value per share assuming consummation of the Merger. This analysis showed values ranging from $36.76 to $41.91 for Avant! on a stand-alone basis based on Avant!'s current multiple of next calendar year's earnings per share of 31.2 times and an illustrative discount rate of 25.0% and values ranging from $36.18 to $46.56 for Avant! assuming consummation of the Merger based on a range of multiples of next calendar year's earnings per share 27.5 times (the combined company's current weighted average multiple of the next calendar year's earnings per share) to 31.2 times (Avant!'s current multiple of next calendar year's earnings per share) and an illustrative discount rate of 25.0%.

  Pro Forma Analysis of the Merger. Morgan Stanley analyzed certain pro forma effects of the Merger on the earnings and capitalization of the combined company. These analyses were based on certain forecasts provided by both Avant! and Meta management as well as research estimates regarding the financial performance of Meta and Avant!, respectively. Based on such analyses, Morgan Stanley observed that, based on the Merger Exchange Ratio and assuming that the Merger was treated as a pooling of interests for accounting purposes, the Merger would result in an increase in Avant!'s earnings per share in fiscal years 1996 and 1997.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analysis as a whole and did not attribute any particular weight to any particular analysis or factor considered by it. Furthermore, selecting any portion of Morgan Stanley's analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In addition, Morgan Stanley may have deemed various assumptions more or less probable than other assumptions, so that the ranges of valuations resulting for any particular analysis described above should not be taken to be Morgan Stanley's view of the actual value of Meta or Avant!.

  In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of Meta or Avant!. The analyses performed by Morgan Stanley are not necessarily indicative of actual values, which may be significantly more or less favorable than suggested by such analyses. Such analyses were prepared solely as a part of the Morgan Stanley Opinion. The analyses do not purport to be appraisals or to reflect the prices at which Meta or Avant! might actually be sold. Because such estimates are inherently subject to uncertainty, none of Meta, Avant! or Morgan Stanley or any other person assumes responsibility for their accuracy.

  Avant! retained Morgan Stanley based upon its experience and expertise. Morgan Stanley is an internationally recognized investment banking and advisory firm. Morgan Stanley, as part of its investment banking business, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distribution of listed and unlisted securities, private placements and valuations for corporate and other purposes. Morgan Stanley makes a market in Avant! Common Stock and may continue to provide investment banking services to Avant! in the future. In the course of its market-making and other trading activities, Morgan Stanley may, from time to time, have a long or short position in, and buy and sell, securities of Avant! and Meta. Morgan Stanley and its affiliates have provided financial advisory and financing services to Avant! and have received customary fees in connection with these services.

  Avant! has agreed to pay Morgan Stanley a fee of $500,000 for the rendering of the Morgan Stanley Opinion in connection with the transaction. Avant! also has agreed to reimburse Morgan Stanley for its out-of-pocket expenses and to indemnify Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Morgan Stanley, or any of its affiliates, against certain liabilities, including liabilities under federal securities laws, and expenses related to Morgan Stanley's engagement.

  Opinion of Financial Advisor to Meta. WA&H was retained, pursuant to an engagement letter dated August 19, 1996 (the "WA&H Engagement Letter"), to furnish an opinion as to the fairness, from a financial point of view, to Meta and the Meta shareholders of the consideration to be paid in the Merger. The amount of consideration to be paid to Meta shareholders in the Merger was determined through negotiations between Meta management and Avant! management and not by WA&H.

  On August 22, 1996, WA&H rendered its opinion to the Meta Board of Directors that, as of such date and based on the procedures followed, factors considered and assumptions made by WA&H and certain other limitations, all as set forth therein, the consideration proposed to be paid to the holders of Meta Common Stock upon completion of the Merger was fair from a financial point of view. A copy of the WA&H Opinion is attached as Appendix C to this Joint Proxy Statement/Prospectus. Meta shareholders are urged to read the WA&H Opinion in its entirety. The summary of the opinion set forth herein is qualified in its entirety by reference to the full text of the WA&H Opinion.

  The WA&H Opinion applies only to the fairness, from a financial point of view, of the consideration to be paid to the Meta shareholders as provided by the terms of the Plan of Reorganization and should not be understood to be a recommendation by WA&H to vote in favor of any matter presented in this Joint Proxy Statement/Prospectus. Meta shareholders should note that the opinion expressed by WA&H was provided solely for the information of the Meta Board in its evaluation of the Merger and was not prepared on behalf of, and was not intended to confer rights or remedies upon, Avant!, Meta or any shareholder of Meta or Avant!, or any persons other than the Meta Board. The Meta Board did not impose any limitations on the scope of the investigation of WA&H with respect to rendering its opinion.

  WA&H assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided by Meta and Avant! and certain other publicly available information and did not independently verify such information. Additionally, WA&H did not consider the possible effects of any adverse outcome of the pending litigation between Avant! and Cadence, or any other legal or contingency matters. Further, WA&H assumed that the Merger will be accounted for as a pooling of interests. WA&H did not perform an independent evaluation or appraisal of any of the respective assets or liabilities of Meta or Avant!, nor was WA&H furnished with any such evaluations or appraisals. The WA&H Opinion is based on the conditions as they existed and the information available to WA&H on the date of the opinion. Events occurring after the date of the WA&H Opinion may materially affect the assumptions used in preparing the WA&H Opinion.

  In connection with its review of the Merger, and in arriving at its opinion, WA&H has: (i) reviewed and analyzed the financial terms of the Plan of Reorganization; (ii) reviewed and analyzed certain publicly available financial and other data with respect to Meta and Avant! and certain other relevant and operating data relating to Meta and Avant! made available to WA&H from published sources and from the internal records of Meta and Avant!; (iii) conducted discussions with members of the senior management of Meta with respect to the business and prospects of Meta; (iv) conducted discussions with members of the senior management of Avant! with respect to the business and prospects of Avant!; (v) analyzed the pro forma impact of the Merger on Avant!'s results of operations; (vi) reviewed the reported prices and trading activity for the Avant! Common Stock and the Meta Common Stock; (vii) compared the financial performance of Avant! and Meta and the prices of the Avant! Common Stock and the Meta Common Stock with that of certain other comparable publicly traded companies and their securities; and (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions.

  Based on this information, WA&H conducted such other analyses and examinations and considered such other financial, economic and market criteria as it deemed necessary in arriving at its opinion. The following is a summary of the financial analyses performed by WA&H in connection with the delivery of the WA&H Opinion and made available to the Meta Board:

  Comparable Company Analysis. WA&H used a comparable company analysis to analyze Meta's operating performance relative to a group of publicly traded companies that WA&H deemed for purposes of its analysis to be comparable to Meta. In such analysis, WA&H compared the value to be achieved by the Meta shareholders in the Merger, expressed as a multiple of certain operating data, to the market trading values of the comparable companies expressed as a multiple of the same operating results. WA&H compared multiples of selected financial data for Meta with those of the following publicly traded companies in the EDA industry: Cadence, CCT, EPIC, Mentor, OrCAD, Synopsys and Viewlogic (collectively referred to as the "Comparable Companies"). Although such companies were considered comparable to Meta for the purpose of this analysis based on certain characteristics of their respective businesses, none of such companies possessed characteristics identical to those of Meta. WA&H calculated the following valuation multiples based on an implied closing price of $12.83 per share of Meta Common Stock based on the Merger Exchange Ratio and the market price of Avant! Common Stock on August 21, 1996 (the last trading date prior to the date of the announcement of the Merger) and, as to the Comparable Companies, on market prices and other information available as of the same date. Multiples of future earnings were based on projected earnings as estimated publicly by recognized securities analysts, including those in the WA&H research department. The mean and median for price per share as a multiple of each of the indicated statistics for Meta as compared to those of the Comparable Companies were as follows: (a) projected calendar year 1996 earnings per share, 21.6x for Meta, as compared to a mean of 28.2x and a median of 28.3x for the Comparable Companies; and (b) projected calendar year 1997 earnings per share, 17.6x for Meta, compared to a mean of 21.5x and a median of 22.7x for the Comparable Companies. The mean and median for market capitalization as a multiple of each of the indicated statistics for Meta as compared to those of the Comparable Companies were as follows: (a) latest 12 months' reported revenue, 4.7x for Meta, compared with a mean of 5.2x and a median of 4.9x for the Comparable Companies; and (b) annualized last quarter reported revenue, 4.5x for Meta as compared to a mean of 4.7x and a median of 4.4x for the Comparable Companies. The mean and median ratios of stock price to projected calendar earnings as a multiple of growth rate for Meta as compared to those of the Comparable Companies were as follows: (a) projected calendar 1996 earnings, 72% for Meta as compared with a mean of 87% and a median of 86% for the Comparable Companies; and (b) projected calendar 1997 earnings per share, 59% for Meta compared with a mean of 67% and a median of 68% for the Comparable Companies.

  Comparable Transactions. WA&H compared multiples of selected financial data and other financial data relating to the Merger with multiples paid in, and other financial data from, seven selected mergers (the "Comparable Transactions") since 1993 of publicly traded companies in the software industry with aggregate transaction values between $100 and $250 million. The Comparable Transactions were selected primarily on the aggregate transaction value of the business acquired and the target companies' involvement in the software industry. WA&H noted that none of the target companies involved in these transactions had a business that was directly comparable to Meta. This analysis produced multiples of transaction value to latest 12-month reported revenues for the Comparable Transactions ranging from 1.3x to 6.5x, with a mean and median of 3.4x and 3.2x, respectively, compared with 5.1x for Meta. The multiple of transaction value to latest 12-month reported net income for the Comparable Transactions ranged from 21.2x to 54.2x, for companies with net income, with a mean and median of 36.5x and 31.7x, respectively, compared with 28.4x for Meta. WA&H also compared the premium of the equity value per share over the target stock price one day prior to the announcement of the transaction. The premium of the equity value per share over the stock price of the target one day prior to the announcement of the transaction ranged from - 5% to 38%, with a mean and a median of 18% and 17%, respectively, compared with 19% for Meta.

  Discounted Cash Flow Analysis. WA&H estimated present values of Meta using a discounted cash flow analysis using projections of future operations based in part on information provided by Meta's management. WA&H calculated present values of projected operating cash flows after net changes to working capital over the period between August 21, 1996 and December 31, 2000 using a discount rate of 18%. WA&H calculated an approximate terminal value for Meta as of December 31, 2000 of 10x Meta's projected calendar year 2000 operating income. WA&H determined this multiple by analyzing the relationship between Meta's current operating income growth rate and its current market multiple of operating income and applying this relationship to estimated future operating income as of calendar year 2000. The terminal value was discounted to present value using the same discount rate as the cash flows. WA&H calculated an implied valuation of Meta by adding the present value of the cash flows and the terminal value. The implied value of Meta based on this analysis was $141 million. WA&H determined that, at the time of the WA&H Opinion, the value of the consideration to be received by the Meta stockholders in the Merger of approximately $150 million was greater than the present value of Meta's cash flows under the discounted cash flow valuation discussed above.

  The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. WA&H believes that its analyses must be considered as a whole and that selecting portions of its analyses and of the factors considered by it, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion. In arriving at its fairness determination, WA&H considered the results of all such analyses. In view of the wide variety of factors considered in connection with its evaluation of the fairness of the Merger consideration, WA&H did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No company or transaction used in the above analysis as a comparison is identical to Meta or Avant! or the proposed Merger. The analyses were prepared solely for purposes of WA&H providing its opinion as to the fairness of the Merger consideration pursuant to the Plan of Reorganization to Meta and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. As described above, the WA&H Opinion and presentation to the Meta Board was one of many factors taken into consideration by the Meta Board in making its determination to approve the Plan of Reorganization.

  WA&H is a nationally recognized investment banking firm and is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporations. WA&H is familiar with Meta, having acted as a managing underwriter of the initial public offering of Meta Common Stock in November 1995. Meta selected WA&H to render the fairness opinion based on WA&H's familiarity with Meta, its knowledge of the EDA industry and its experience in mergers and acquisitions and in securities valuation generally. WA&H is also familiar with Avant!, having acted as a managing underwriter of the initial public offering of Avant! Common Stock in June 1995 and Avant!'s financial advisor in connection with its acquisition of Integrated Silicon Systems, Inc. in November 1995.

  In the ordinary course of business, WA&H acts as a market maker and broker in the publicly traded securities of Meta and Avant! and receives customary compensation in connection therewith, and also provides research coverage on Meta and Avant!. In the ordinary course of business, WA&H actively trades in the publicly traded securities of Meta and Avant! for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities which positions, on occasion, may be material in size relative to the volume of trading activity. On the close of trading on August 21, 1996 (the day before the execution and announcement of the Plan of Reorganization), WA&H held positions of 1,076 shares of Avant! Common Stock and 75,304 shares of Meta Common Stock.

  Pursuant to the WA&H Engagement Letter, Meta was required to pay WA&H a non-refundable retainer fee of $250,000 upon the execution of the WA&H Engagement Letter and an opinion fee of $750,000 upon the rendering of the WA&H Opinion. Meta has also agreed to reimburse WA&H for its reasonable out-of-pocket expenses and to indemnify WA&H against certain liabilities relating to or arising out of services performed by WA&H in connection with the transactions. The terms of the WA&H Engagement Letter, which are customary for transactions of this nature, were negotiated at arm's length between Meta and WA&H, and the Meta Board was aware of such fee arrangement at the time of its approval of the Plan of Reorganization.

CONVERSION OF META SHARES

  Upon the consummation of the Merger, each outstanding share of Meta Common Stock will automatically be converted into a fraction of share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all Meta Stock Options outstanding as of the closing of the Merger. The Merger Exchange Ratio is estimated to be 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of outstanding Meta Stock Options and subscription rights, based upon Meta Common Stock and Meta Stock Options outstanding at June 30, 1996. The issuance of additional shares of Meta Common Stock, and options or rights to purchase Meta Common Stock prior to the Effective Time would cause the Merger Exchange Ratio to decrease. No fractional shares of Avant! Common Stock will be issued in the Merger. Instead, each Meta shareholder who would otherwise be entitled to receive a fraction of a share of Avant! Common Stock will receive an amount of cash equal to the per share market value of Avant! Common Stock multiplied by the fraction of a share of Avant! Common Stock to which the shareholder would otherwise be entitled. Based upon the capitalization of Meta and Avant! on September 30, 1996 (assuming no further exercises of outstanding Avant! stock options), the Meta shareholders will own Avant! Common Stock representing approximately 19.2% of the Avant! Common Stock outstanding immediately after consummation of the Merger.

ASSUMPTION OF META OPTIONS AND SUBSCRIPTION RIGHTS

  At the Effective Time, the Meta Stock Plans and each outstanding option to purchase shares of Meta Common Stock under the Meta Stock Plans, whether vested or unvested, will be assumed by Avant!. Each such option so assumed by Avant! will continue to have, and be subject to, the same terms and conditions set forth in each of the Meta Stock Plans and the documents governing the outstanding options immediately prior to the Effective Time, except that (a) such option will be exercisable for that number of whole shares of Avant! Common Stock equal to the product of the number of shares of Meta Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Merger Exchange Ratio and rounded down to the nearest whole number of shares of Avant! Common Stock and (b) the per share exercise price for the shares of Avant! Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Meta Common Stock at which such option was exercisable immediately prior to the Effective Time by the Merger Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Meta Stock Plans and the documents governing the outstanding options under those plans and except as set forth in the Meta disclosure schedule to the Plan of Reorganization, the Merger will not terminate or otherwise result in the cash-out of any of the outstanding options under such plans or accelerate the exercisability or vesting of such options or the shares of Avant! Common Stock which will be subject to those options solely as a result of the consummation of the Merger and Avant!'s assumption of the options in connection therewith. Avant! will take all necessary steps to ensure that the options so assumed by Avant! qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within ten business days after the Effective Time, Avant! will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under any of the Meta Stock Plans, a document in form and substance reasonably satisfactory to Meta evidencing the foregoing assumption of such option by Avant!. Avant! will take all corporate and other action necessary to reserve a sufficient number of shares of Avant! Common Stock for issuance upon the exercise of the options assumed by Avant! and upon the exercise of Meta Purchase Rights described below.

  The Meta Employee Stock Purchase Plan (the "Meta ESPP") and each outstanding subscription to purchase shares of Meta Common Stock thereunder (a "Meta Purchase Right") will be assumed by Avant! at the Effective Time of the Merger. The Meta Purchase Rights so assumed by Avant! will continue to be exercisable upon the same terms and conditions applicable to those rights immediately prior to the Effective Time in accordance with the terms of the Meta ESPP, except that (a) each such assumed Meta Purchase Right will be exercisable for that number of whole shares of Avant! Common Stock equal to the product of the number of shares of Meta Common Stock purchasable under the Meta Purchase Right immediately prior to the Effective Time multiplied by the Merger Exchange Ratio and rounded down to the nearest whole number of shares of Avant! Common Stock and (b) the purchase price payable per share of Avant! Common Stock under the assumed right will be equal to eighty-five percent (85%) of the lower of (x) the fair market value per share of the Meta Common Stock on the date the Meta Purchase Right was granted, divided by the Merger Exchange Ratio and rounded up to the nearest whole cent and (y) the fair market value per share of Avant! Common Stock on the date such right is exercised. Within ten business days after the Effective Time, Avant! will issue to each person who, immediately prior to the Effective Time, was a holder of an outstanding Meta Purchase Right, a document in form and substance reasonably satisfactory to Meta evidencing the foregoing assumption of such Meta Purchase Right by Avant!.

  From and after the assumption by Avant! of the Meta Stock Plans and the Meta ESPP, and the outstanding options and subscription rights thereunder, until such time as none of the participants thereunder is subject to Section 16(b) of the Exchange Act, Avant! will take all steps necessary to ensure that any transaction under the Meta Stock Plans or the Meta ESPP by any such participant will comply with Rule 16b-3 under the Exchange Act (to the extent such plans shall have complied with Rule 16b-3 prior to the Effective Time).

  As of August 31, 1996, there were outstanding, under the Meta Stock Plans, options to purchase 1,492,090 shares of Meta Common Stock at exercise prices ranging from $1.421 to $18.625, with a weighted average exercise price of approximately $8.233 per share.

  Avant! intends to file within ten days after the closing of the Merger a Registration Statement on Form S-8 under the Securities Act covering the shares of Avant! Common Stock issuable upon the exercise of Avant! Common Stock options and purchase rights created by the assumption by Avant! of the Meta Stock Plans and the outstanding options thereunder and the Meta ESPP and the outstanding subscriptions thereunder.

EXCHANGE OF CERTIFICATES

  Following effectiveness of the Merger, a letter of transmittal with instructions will be mailed to each Meta shareholder for use in exchanging Meta Common Stock certificates for Avant! Common Stock certificates. Upon surrender of a Meta Common Stock certificate for cancellation to the exchange agent in connection with the Merger, Harris Trust Company of California, Avant!'s transfer agent, or to such other agent or agents as may be appointed by Avant!, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of such certificate will be entitled to receive in exchange therefor a certificate representing the number of whole shares of Avant! Common Stock equal to a fraction of share of Avant! Common Stock, the numerator of which is 5,079,365, and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Stock Options outstanding as of the closing of the Merger, multiplied by the number of shares subject to the Meta Common Stock certificate being exchanged. No fraction of a share of Avant! Common Stock will be issued, but in lieu thereof each holder of shares of Meta Common Stock who would otherwise be entitled to a fraction of a share of Avant! Common Stock (after aggregating all fractional shares of Avant! Common Stock to be received by such holder) will receive from Avant! an amount of cash (rounded to the nearest whole cent) equal to the product of (a) such fraction, multiplied by (b) the average last sale price of a share of Avant! Common Stock for ten consecutive trading days ending on the trading day immediately prior to the Effective Time as reported on The Nasdaq National Market.

  Following the Merger, each outstanding Meta Common Stock certificate will be deemed for all corporate purposes, other than the payment of dividends, to evidence the ownership of the number of full shares of Avant! Common Stock into which such shares of Meta Common Stock shall have been so converted as a result of the Merger and the right to receive an amount in cash in lieu of the issuance of any fractional shares. No dividends or other distributions in respect of Avant! Common Stock with a record date after the Effective Time will be paid to the holder of any unsurrendered Meta Common Stock certificate with respect to the shares of Avant! Common Stock represented thereby until the holder of record of such certificate surrenders such certificate. Subject to applicable law, following surrender of any such certificate, there will be paid to the record holder of the certificates representing whole shares of Avant! Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time of the Merger theretofore payable with respect to such shares of Avant! Common Stock.

  If any certificate for shares of Avant! Common Stock is to be issued in a name other than that in which the Meta Common Stock certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Meta Common Stock certificate so surrendered be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Avant! or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Avant! Common Stock in any name other than that of the registered holder of the Meta Common Stock certificate surrendered, or established to the satisfaction of Avant! or any agent designated by it that such tax has been paid or is not payable.

HOLDERS OF META COMMON STOCK CERTIFICATES SHOULD NOT SUBMIT THEIR CERTIFICATES FOR EXCHANGE UNTIL THEY HAVE RECEIVED THE LETTER OF TRANSMITTAL AND INSTRUCTIONS REFERRED TO ABOVE.

OPERATIONS FOLLOWING THE MERGER; MANAGEMENT OF COMBINED COMPANY

  Upon consummation of the Merger, Meta will operate as a wholly owned subsidiary of Avant!. If the Merger is approved, the Avant! Board intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger. The Avant! Board would then, in accordance with the Plan of Reorganization, consist of Gerald C. Hsu, Y. Eric Cho, Tench Coxe and Tatsuya Enomoto, all of whom are current members of the Avant! Board, and Mr. Hailey, with Mr. Hsu continuing to serve as Chairman of the Board, President and Chief Executive Officer. In addition, if the Merger is approved, the Avant! Board also intends to appoint Kim L. Hailey, the Vice President of Engineering of Meta, as the Vice President, Process Environment Division of Avant!.

REPRESENTATIONS AND WARRANTIES AND COVENANTS

  The Plan of Reorganization contains various representations and warranties of the parties, including representations by Avant!, Meta and Merger Sub as to their organization and capitalization, their authority to enter into the Plan of Reorganization and to complete the transactions contemplated thereby, the existence of certain liabilities, the absence of certain material undisclosed liabilities and changes in their businesses, the status of their respective filings with the SEC, the status of their intellectual property rights, and other matters relating to their respective operations. Such representations and warranties will not survive consummation of the Merger.

  Under the terms of the Plan of Reorganization, and for the period from the date of the Plan of Reorganization and continuing until the earlier of the termination of the Plan of Reorganization or the Effective Time, each of Meta and Avant! has agreed (except to the extent expressly contemplated by the Plan of Reorganization or the Disclosure Schedules or as consented to in writing by the other), to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted, to pay, and to cause its subsidiaries to pay, debts and taxes when due subject (i) to good faith disputes over such debts or taxes and (ii) in the case of taxes of Meta or any of its subsidiaries, to Avant!'s review of material tax returns prior to filing, if applicable; to pay or perform other obligations when due; to use all reasonable efforts, consistent with past practice and policies, to preserve intact its and its subsidiaries' present business organizations; to use commercially reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees (provided, however, that the failure to retain the services of its or its subsidiaries' present officers and key employees (after taking such reasonable efforts) will not constitute a breach of such agreement); and to use commercially reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses will be unimpaired at the Effective Time. Each of Avant! and Meta has agreed to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have an effect that is materially adverse to its or its subsidiaries' (taken as a whole) condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations. In addition, each of Meta and Avant! has agreed that it will not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other: (a) accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock option agreements or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such agreements or plans, except as may be required by the terms of such agreements or plans or any related agreements then in effect and except as disclosed in the Disclosure Schedules; or issue or grant shares of its Common Stock or options to acquire its Common Stock in a manner materially inconsistent with historical practices; (b) take any action that, to the knowledge of Avant! or Meta, would interfere with Avant!'s ability to account for the Merger as a pooling of interests; or (c) take, or agree in writing or otherwise to take, any of the actions described in (a) or
(b) above, or any action which would make any of its representations or warranties contained in the Plan of Reorganization untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its covenants thereunder in any material respect.

  Moreover, under the terms of the Plan of Reorganization, Meta has agreed that, during the period from the date of the Plan of Reorganization and continuing until the earlier of the termination of the Plan of Reorganization or the Effective Time, except as expressly contemplated by the Plan of Reorganization or the Meta Disclosure Schedule, it will not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Avant!, which consent will not be unreasonably withheld or delayed: (a) enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the material terms of any of its material contracts, other than in the ordinary course of business consistent with past practice;
(b) transfer to any person or entity any rights to its intellectual property other than in the ordinary course of business consistent with past practice;
(c) enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology; (d) incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than in the ordinary course of business and consistent with past practice, which in the aggregate do not exceed $50,000; (e) enter into any operating lease in excess of $150,000; (f) pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in Meta's financial statements; (g) make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice; (h) materially reduce the amount of any material insurance coverage provided by existing insurance policies;
(i) adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee without prior consultation with Avant!, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees, except in the ordinary course of business and consistent with past practices or as previously disclosed to Avant!; (j) grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date hereof or (B) grants which are made in the ordinary course of business in accordance with its standard past practice; (k) cause or permit any amendments to its Articles of Incorporation or Bylaws or similar organizational documents; (l) issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions (including subscription rights under the Meta ESPP), rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefore outstanding as of the date of the Plan of Reorganization; provided, however, that Meta may, in the ordinary course of business consistent with past practice, grant options for the purchase of Meta Common Stock under the Meta Stock Plans; (m) declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries; (n) sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice; (o) commence a lawsuit other than (i) for the routine collections of bills, (ii) in such case where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with the other party prior to the filing of such a suit, or (iii) for a breach of the Plan of Reorganization;
(p) acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its subsidiaries' business, taken as a whole; (q) other than in the ordinary course of business, make or change any material election in respect of taxes, except where such change or election would not have a material adverse effect on such party and its subsidiaries, taken as a whole, adopt or change any accounting method in respect of taxes, file any material tax return or any amendment to a material tax return, enter into any closing agreement, settle any claim or assessment in respect of taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of taxes; (r) revalue in any material respect any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or (s) take, or agree in writing or otherwise to take, any of the actions described in (a) through (r) above, or any action which would make any of its representations or warranties contained in the Plan of Reorganization untrue or incorrect or prevent it from performing or cause it not to perform its covenants thereunder.

OTHER OFFERS

  Meta has further agreed that from and after the date of the Plan of Reorganization until the earlier of the Effective Time or the termination of the Plan of Reorganization in accordance with its terms, it and its subsidiaries and the officers, directors, employees or other agents of Meta and its subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or
(ii) engage in negotiations with, or disclose any nonpublic information relating to Meta or any of its subsidiaries to, or afford access to the properties, books or records of Meta or any of its subsidiaries to, any person that has advised Meta that it may be considering making, or that has made, a Takeover Proposal; provided, however, that nothing herein shall prohibit Meta's Board of Directors from taking and disclosing to Meta's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if (a) an unsolicited Takeover Proposal shall be received by the Board of Directors of Meta, then, to the extent the Board of Directors of Meta believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Meta's shareholders from a financial point of view than the transaction contemplated by the Plan of Reorganization (any such more favorable Takeover Proposal being referred to as a "Superior Proposal") and
(b) the Meta Board determines in good faith after consultation with outside legal counsel that it is necessary for the Meta Board to comply with its fiduciary duties to shareholders under applicable law, Meta and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may engage in discussions or negotiations with the third party who has initiated such Superior Proposal and make disclosures to the Meta shareholders to the extent such actions are consistent with the fiduciary obligations of Meta's Board, and such actions shall not be considered a breach of the Plan of Reorganization or any other provision thereof. Meta will promptly notify Avant! after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Meta or any of its subsidiaries or for access to the properties, books or records of Meta or any of its subsidiaries by any person that has advised Meta that it may be considering making, or that has made, a Takeover Proposal and will keep Avant! fully informed of the status and details of any such Takeover Proposal notice or request. As used in the Plan of Reorganization, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Meta or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, Meta or any of its subsidiaries, other than the transactions contemplated by the Plan of Reorganization.

RESALE OF AVANT! COMMON STOCK; AGREEMENTS WITH AFFILIATES

  The shares of Avant! Common Stock to be issued in the Merger have been registered under the Securities Act and will be freely transferable, subject to certain limitations on resale described in this Joint Proxy Statement/Prospectus. As a condition to the obligations of the parties under the Plan of Reorganization, Avant! shall have received agreements from each person or entity who may be deemed an affiliate (as defined in the Securities Act and the rules and regulations thereunder) of Meta pursuant to which such persons will agree not to sell, transfer or otherwise dispose of shares of Meta Common Stock or Avant! Common Stock until such time after the Effective Time as Avant! has publicly released a report including financial results covering at least 30 days of combined operations of Avant! and Meta. Furthermore, pursuant to such agreements, the affiliates of Meta will agree to refrain from the sale or transfer of any Avant! Common Stock received in connection with the Merger, except in accordance with the provisions of the Securities Act and the general rules and regulations promulgated thereunder. Affiliates of Avant! will also be subject to certain similar limitations on their ability to sell, transfer or otherwise dispose of shares of Avant! Common Stock during the period preceding and following the Merger.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

  In considering the recommendation of the Meta Board with respect to the Merger, Meta shareholders should be aware that certain officers and directors of Meta have interests in connection with the Merger.

  If the Merger is approved, the Avant! Board intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle from the Avant! Board, which resignation is contingent upon the closing of the Merger, and to appoint Kim L. Hailey, the Vice President of Engineering of Meta, as the Vice President, Process Environmental Division of Avant!.

  In connection with agreements entered into at the commencement of their employment, an option to purchase 56,250 shares of Meta Common Stock held by William Smith, Vice President, Finance, and Chief Financial Officer of Meta, and an option to purchase 28,125 shares of Meta Common Stock held by Linda Gunther, Vice President, Human Resources of Meta, will become vested and exercisable immediately prior to the consummation of the Merger. Also, options granted under the 1995 Directors' Stock Option Plan vest in full and are immediately exercisable prior to the consummation of the Merger.

  In addition, Meta will pay approximately $600,000 upon consummation of the Merger to certain officers and key employees of Meta under Meta's Merger Incentive Plan, as severance payments and retention incentive payments.

  Joshua Pickus, a director of Meta, also is a director of VLG, legal counsel to Meta. VLG will receive fees and expenses in connection with its representation of Meta in the Merger.

  Avant! has agreed that, after the Effective Time, Avant! will indemnify each officer and director of Meta serving as such on the date of the Plan of Reorganization as provided in the CGCL, Meta's Articles of Incorporation and Bylaws, and existing indemnification agreements between Meta and such officers and directors. Avant! has also agreed to use good faith efforts to cause to be maintained for a period of not less than three years after the closing of the Merger the directors' and officers' insurance policies of Meta and to cause the directors and officers of Meta to be covered thereunder for matters occurring prior to the closing of the Merger.

CONDITIONS TO THE MERGER

  Each party's respective obligation to complete the Merger is subject to, among other things, the approval of the Plan of Reorganization and the Merger by the requisite votes of the stockholders of Avant! and the shareholders of Meta, the SEC having declared the Registration Statement effective, and the satisfaction at or prior to the Effective Time of the following additional conditions: (a) the absence of any temporary restraining order, preliminary or permanent injunction or other legal action or regulatory restraint or prohibition preventing the closing of the Merger; the absence of any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the closing of the Merger illegal; the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint limiting or restricting Avant!'s conduct or operation of the business of Meta and its subsidiaries following the Merger; and the absence of any proceeding brought by any administrative agency or commission or other governmental entity, domestic or foreign, seeking the foregoing; (b) all approvals, waivers, authorizations and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated thereby, including such approvals, waivers, authorizations and consents as may be required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the Securities Act, the Exchange Act and under state Blue Sky laws having been received; (c) Avant! and Meta having received substantially identical written opinions of their respective counsel to the effect that, based upon certain representations and assumptions and subject to certain qualifications, the Merger will constitute a tax-free reorganization within the meaning of Section 368(a) of the Code; (d) the filing with The Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Avant! Common Stock issuable in connection with the Merger; and (e) the appointment of Shawn M. Hailey and Kim L. Hailey as a member of the Board and as the Vice President, Process Environment Division, respectively, of
Avant!.

  In addition, the obligations of Meta to complete the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Meta: (a) the representations and warranties of Avant! and Merger Sub in the Plan of Reorganization shall be true and correct in all material respects (other than representations and warranties regarding litigation connected with the Merger or other proceedings connected with the Merger, which shall be governed solely by the standard set forth in clause (a) of the preceding paragraph and except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (except to the extent such representations and warranties speak as of an earlier date); (b) Avant! and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of the Plan of Reorganization required to be performed and complied with by them as of the Effective Time; (c) Meta shall have received an officers' certificate, dated the Effective Date, executed on behalf of Avant! by the President and Chief Financial Officer of Avant! to the effect that, as of the Effective Time, the condition provided for in clause (a) of this paragraph has been satisfied; (d) Meta shall have received a legal opinion dated the Effective Date as to certain matters from Gunderson Dettmer, legal counsel to Avant! and Merger Sub, in form and substance reasonably satisfactory to Meta; (e) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Avant! and its subsidiaries, taken as a whole; and (f) Meta shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Avant! or any of its subsidiaries or otherwise.

  In addition, the obligations of Avant! and Merger Sub to complete the Merger are subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Avant!:
(a) the representations and warranties of Meta in the Plan of Reorganization shall be true and correct in all material respects (other than representations and warranties regarding litigation connected with the Merger or other proceedings connected with the Merger, which shall be governed solely by the standard set forth in clause (a) of the first paragraph of this section ("-- Conditions to the Merger"), and except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time; (b) Meta shall have performed and complied in all material respects with all covenants, obligations and conditions of the Plan of Reorganization required to be performed and complied with by it as of the Effective Time; (c) Avant! shall have received an officers' certificate, dated the Effective Date, executed on behalf of Meta by its President and Chief Financial Officer to the effect that, as of the Effective Time, the condition provided for in clause (a) of this paragraph has been satisfied; (d) Avant! shall have received a legal opinion, dated the Effective Time, from VLG, legal counsel to Meta, in form and substance reasonably satisfactory to Avant!; (e) Avant! shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Meta or any of its subsidiaries or otherwise; (f) there shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Meta and its subsidiaries, taken as a whole; (g) Avant! shall have received a letter from KPMG Peat Marwick LLP regarding treatment of the Merger as a pooling of interests for accounting purposes if consummated in accordance with the Plan of Reorganization; (h) Avant! shall have received from each of the affiliates of Meta an executed Affiliate Agreement; (i) Avant! shall have received the written opinion of Morgan Stanley, or a written confirmation of the Morgan Stanley Opinion, dated as of the date the Joint Proxy Statement/Prospectus is first mailed to the stockholders of Avant!, to the effect that the consideration to be received by Avant!'s stockholders in the Merger is fair, from a financial point of view, to the stockholders of Avant!; and (j) Dissenting Shares shall consist of no more than ten (10%) percent of the then outstanding shares of Meta Common Stock.

SHAREHOLDERS AGREEMENT

  Shawn M. Hailey and Kim L. Hailey, the President and Chief Executive Officer, and Vice President of Engineering, respectively, of Meta, beneficially own an aggregate of 7,481,201 shares of Meta Common Stock, representing 73.4% of the votes entitled to be cast by holders of shares of Meta Common Stock issued and outstanding as of the Meta Record Date. Both individuals have entered into a Shareholders Agreement with Avant!, pursuant to which each has agreed to vote the shares of Meta Common Stock held by him in favor of the approval of the Plan of Reorganization and the Merger. The vote of the shares of Meta Common Stock subject to the Shareholders Agreement will be adequate to approve the Plan of Reorganization and the Merger.

CLOSING

  As promptly as practicable after the satisfaction or waiver of the conditions set forth in the Plan of Reorganization, Merger Sub and Meta will file the Agreement of Merger with the Secretary of State of the State of California. The Merger will become effective upon such filing. It is anticipated that, assuming all conditions are met, the Merger will occur and a closing will be held on October 29, 1996.

TERMINATION

  At any time prior to the Effective Date, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Meta, the Plan or Reorganization may be terminated: (i) by mutual consent of Avant! and Meta; (ii) by either Avant! or Meta, if the Effective Date shall not have occurred on or before January 31, 1997 (provided that the right to terminate the Plan of Reorganization for this reason shall not be available to any party whose failure to fulfill any obligation under the Plan of Reorganization has been a significant cause of, or resulted in, the failure of the Effective Date to occur on or before such date); (iii) by either Avant! or Meta, if the other party shall breach any of its representations, warranties or obligations under the Plan or Reorganization, which breach would result in a material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of such other party and its subsidiaries, taken as a whole, and such breach shall not have been cured within ten business days following receipt by such other party of written notice of such breach; (iv) by either Avant! or Meta, if there shall have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of the other party and its subsidiaries, taken as a whole, and such other party shall not have proposed a plan to mitigate the effect of such material adverse change which is reasonably acceptable to such party, within 20 business days after written notice from such party that it intends to terminate the Plan or Reorganization; (v) by either Avant! or Meta, if the Board of the other party withdraws or modifies, in an adverse manner, its recommendation of the Plan of Reorganization or the Merger or shall have resolved to do so; (vi) by either Avant! or Meta, if any permanent injunction of a court or other competent authority preventing consummation of the Merger shall have become final and nonappealable; or (vii) by either Avant! or Meta, if the required approval of the shareholders of Meta or the stockholders of Avant! is not obtained at the respective shareholder and stockholder meetings.

EXPENSES AND TERMINATION FEES

  All costs and expenses incurred in connection with the Plan of Reorganization and the transactions contemplated thereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) will be paid by the party incurring such expense, except that, in the event the Merger is not closed for any reason or if the Plan of Reorganization is terminated for any reason other than any of those reasons, as they apply to permitted terminations by Meta, set forth in (iii), (iv) or (v) above in "-- Termination," expenses incurred in connection with printing the proxy materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the proxy materials and the listing of additional shares on The Nasdaq National Market and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger will be shared equally by Meta and Avant!.

  In the event that (i) either Avant! or Meta terminates the Plan of Reorganization following a failure of the shareholders of Meta to approve the Plan of Reorganization and, prior to the time of the Meta Special Meeting, there shall have been (A) a Trigger Event (defined below) with respect to Meta or (B) a Takeover Proposal not rejected by Meta or withdrawn by the third party, or (ii) Avant! terminates the Plan of Reorganization pursuant to any of the reasons, as they apply to permitted terminations by Avant!, set forth in clauses (iii), (iv) and (v) above in "--Termination," due in whole or in part to any failure by Meta to use the requisite efforts required by the terms of the Plan of Reorganization to perform and comply with all agreements and conditions required by the Plan of Reorganization to be performed or complied with by Meta prior to or on the Effective Date or any failure by Meta's affiliates to take any actions required to be taken by the Plan of Reorganization (and if Meta is not entitled to terminate the Plan of Reorganization because of any of the reasons, as they apply to permitted terminations by Meta, set forth in clauses (iii), (iv) and (v) above in "-- Termination"), then Meta shall promptly pay to Avant! a termination fee of $4,800,000; provided, however, that with respect to (A) above, a Trigger Event shall not be deemed to include the acquisition by any person of securities representing ten percent or more of Meta if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Meta, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Meta,
(ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Meta (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any person with respect to the voting of any voting securities of Meta, (iii) forming, joining or in any way participating in any "group" within the meaning of Section 13(d)(3) of the Exchange Act with respect to any voting securities of Meta or (iv) otherwise acting, alone or in concert with others, to seek control of Meta or to seek to control or influence the management of policies of Meta. As used in the Plan of Reorganization, a "Trigger Event" will be deemed to have occurred if any Person acquires securities representing ten percent or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliates would beneficially own securities representing 25% or more, of the voting power of Meta.

  If the Plan of Reorganization is terminated by Meta because of any of the reasons, as they apply to permitted terminations by Meta, set forth in clauses
(iii), (iv) or (v) above in "--Termination," due in whole or in part to Avant!'s failure to use the requisite efforts required by the Plan of Reorganization or any failure by Avant!'s affiliates to take any actions required to be taken by the Plan of Reorganization, and if Avant! is not entitled to terminate the Plan of Reorganization because of any of the reasons, as they apply to permitted terminations by Avant!, set forth in clauses (iii), (iv) and (v) above in "--Termination," then Avant! must promptly pay to Meta a termination fee of $4,800,000.

AMENDMENT

  The Boards of Avant! and Meta may cause the Plan of Reorganization to be amended at any time by execution of an instrument in writing signed on behalf of each of Avant! and Meta, provided that an amendment made subsequent to adoption of the Plan of Reorganization by the shareholders of Meta or Merger Sub, or the Avant! stockholders, shall not (a) alter or change the amount or kind of consideration to be received upon conversion of the Meta Common Stock;
(b) alter or change any term of the Articles of Incorporation of Meta after giving effect to the Merger; or (c) alter or change any of the terms and conditions of the Plan of Reorganization if such alteration or change would adversely affect the holders of Meta Common Stock or Avant! Common Stock.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

  The following discussion summarizes the material federal income tax considerations relevant to the Merger that are applicable to holders of Meta Common Stock. This discussion is based on currently existing provisions of the Code, existing Treasury Regulations thereunder and current administrative rulings and court decisions, all of which are subject to change. Any such change, which may or may not be retroactive, could alter the tax consequences to Avant!, Meta or Meta's shareholders as described herein.

  Meta shareholders should be aware that this discussion does not deal with all federal income tax considerations that may be relevant to particular Meta shareholders in light of their particular circumstances, such as shareholders who are dealers in securities, who are subject to the alternative minimum tax provisions of the Code, who are foreign persons or entities, who do not hold their Meta Common Stock as capital assets, who acquired their shares in connection with stock option or stock purchase plans or in other compensatory transactions or who receive cash for their Meta Common Stock pursuant to the exercise of their dissenters' rights under the CGCL. In addition, the following discussion does not address the tax consequences of the Merger under foreign, state or local tax laws, the tax consequences of transactions effectuated prior or subsequent to, or concurrently with, the Merger (whether or not any such transactions are undertaken in connection with the Merger), including without limitation any transaction in which shares of Meta Common Stock are acquired or shares of Avant! Common Stock are disposed of, or the tax consequences of the assumption by Avant! of outstanding options and subscriptions to acquire Meta Common Stock. ACCORDINGLY, META SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE SPECIFIC TAX CONSEQUENCES OF THE MERGER, INCLUDING THE APPLICABLE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES TO THEM OF THE MERGER.

  Consummation of the Merger is conditioned upon receipt by Avant! and Meta of opinions (the "Tax Opinions") from Gunderson Dettmer and VLG, respectively, that the Merger should constitute a "reorganization" within the meaning of
Section 368(a) of the Code (a "Reorganization"). Assuming the Merger is a Reorganization, then, subject to the assumptions, limitations and qualifications referred to herein and in the Tax Opinions, the Merger should result in the following federal income tax consequences:

    (i) No gain or loss should be recognized by holders of Meta Common Stock solely upon their receipt in the Merger of Avant! Common Stock in exchange therefor (except to the extent of cash received in lieu of a fractional share of Avant! Common Stock).

    (ii) The aggregate tax basis of the Avant! Common Stock received by Meta shareholders in the Merger (including any fractional share of Avant! Common Stock not actually received) should be the same as the aggregate tax basis of the Meta Common Stock surrendered in exchange therefor.

    (iii) The holding period of the Avant! Common Stock received by each Meta shareholder in the Merger should include the period for which the Meta Common Stock surrendered in exchange therefor was considered to be held, provided that the Meta Common Stock so surrendered is held as a capital asset at the time of the Merger.

    (iv) Cash payments received by holders of Meta Common Stock in lieu of a fractional share should be treated as if such fractional share of Avant! Common Stock had been issued in the Merger and then redeemed by Avant!. A Meta shareholder receiving such cash should recognize gain or loss, upon such payment, measured by the difference (if any) between the amount of cash received and the basis in such fractional share.

    (v) Holders of Meta Common Stock who exercise dissenters' rights with respect to their shares of Meta Common Stock and who receive payment for the shares in cash should generally recognize gain or loss measured by the difference between the amount of cash received and the shareholder's basis in the shares surrendered, provided that the payment is neither essentially equivalent to a dividend within the meaning of Section 302 of the Code nor has the effect of a distribution of a dividend within the meaning of
  Section 356(a)(2) of the Code (collectively, a "Dividend Equivalent Transaction"). A sale of Meta Common Stock pursuant to an exercise of dissenters' rights will generally not be a Dividend Equivalent Transaction if, as a result of such exercise, the shareholder exercising dissenters' rights owns no shares of Avant! Common Stock (either actually or constructively within the meaning of Section 318 of the Code) immediately after the Merger. If, however, a shareholder's sale for cash of Meta Common Stock pursuant to an exercise of dissenters' rights is a Dividend Equivalent Transaction, then such shareholder will generally recognize income for federal income tax purposes in an amount equal to the entire amount of cash so received.

  Although Avant! and Meta will, as a condition to closing of the Merger, receive Tax Opinions from their respective counsel that the Merger should qualify as a Reorganization, a recipient of shares of Avant! Common Stock could recognize gain to the extent that such shares were considered to be received in exchange for services or property (other than solely Meta Common Stock). All or a portion of such gain may be taxable as ordinary income. Gain could also have to be recognized to the extent that a Meta shareholder was treated as receiving (directly or indirectly) consideration other than Avant! Common Stock in exchange for such shareholder's Meta Common Stock.

  The parties will not request a ruling from the Internal Revenue Service (the "IRS") in connection with the Merger. Meta shareholders should be aware that the Tax Opinions do not bind the IRS and the IRS is therefore not precluded from successfully asserting a contrary opinion. In addition, the Tax Opinions are subject to certain assumptions, limitations and qualifications, including but not limited to the truth and accuracy of certain representations made by Avant!, Meta, Merger Sub and certain shareholders of Meta, including representations in certain certificates to be delivered to counsel by the respective managements of Avant!, Meta and Merger Sub and by certain shareholders of Meta. Of particular importance is the assumption that the "continuity of interest" requirement for treatment of the Merger as a Reorganization is satisfied.

  To satisfy the continuity of interest requirement, Meta shareholders must not, pursuant to a plan or intent existing at or prior to the Merger, dispose of or transfer so much of either (i) their Meta Common Stock in anticipation of the Merger or (ii) the Avant! Common Stock to be received in the Merger (collectively, "Planned Dispositions") such that Meta shareholders, as a group, would no longer have a significant equity interest in the Meta business being conducted after the Merger. Meta shareholders will generally be regarded as having a significant equity interest as long as the number of shares of Avant! Common Stock received in the Merger less the number of shares subject to Planned Dispositions (if any) represents, in the aggregate, a substantial portion of the entire consideration received by the Meta shareholders in the Merger. Meta and Avant! have represented to respective counsel for Avant! and Meta that they have no knowledge of any plan or intent on the part of Meta shareholders to engage in a Planned Disposition of shares of Meta Common Stock. In addition, Meta shareholders owning in excess of 50% of the Meta shares have represented that they have no plan or intent to make a Planned Disposition of shares of Meta Common Stock. However, notwithstanding such representations, no assurance can be made that the "continuity of interest" requirement will be satisfied. If such requirement is not satisfied, the Merger would not be treated as a Reorganization.

  A successful IRS challenge to the Reorganization status of the Merger (as a result of a failure of the "continuity of interest" requirement or otherwise) would result in Meta shareholders recognizing taxable gain or loss with respect to each share of Meta Common Stock surrendered equal to the difference between the shareholder's basis in such share and the fair market value, as of the Effective Time, of the Avant! Common Stock received in exchange therefor. In such event, a shareholder's aggregate basis in the Avant! Common Stock so received would equal its fair market value as of the Effective Time, and the shareholder's holding period for such stock would begin the day after the Merger.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for accounting purposes. Accordingly, the affiliates of Meta have entered into agreements imposing certain resale limitations on their stock. The affiliates of Avant! will be subject to certain similar restrictions. See "--Resale of Avant! Common Stock; Agreements with Affiliates." It is a condition to Avant!'s and Meta's obligations to consummate the Merger that, among other things, both parties receive a letter from KPMG Peat Marwick LLP, the independent accountants for Avant! and Meta, to the effect that the Merger will be treated as a pooling of interests for accounting purposes. Avant! and Meta each have received a preliminary letter dated September 6, 1996 to this effect from KPMG Peat Marwick LLP. Avant! and Meta each have indicated that it is their present intention not to waive this condition.

                              DISSENTERS' RIGHTS

  THE FOLLOWING SUMMARY OF META SHAREHOLDERS' DISSENTERS' RIGHTS UNDER CALIFORNIA LAW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW, THE COMPLETE TEXT OF WHICH IS ATTACHED HERETO AS APPENDIX D.

  FAILURE TO STRICTLY FOLLOW THE PROCEDURES SET FORTH IN CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW MAY RESULT IN THE LOSS, TERMINATION OR WAIVER OF DISSENTERS' RIGHTS. A META SHAREHOLDER WHO FAILS TO SIGN AND RETURN A PROXY CARD DISAPPROVING THE PLAN OF REORGANIZATION OR TO ATTEND THE META SPECIAL MEETING AND VOTE HIS OR HER SHARES AGAINST THE MERGER WILL NOT HAVE A RIGHT TO EXERCISE DISSENTERS' RIGHTS. A META SHAREHOLDER WHO DESIRES TO EXERCISE HIS OR HER DISSENTERS' RIGHTS ALSO MUST SUBMIT A WRITTEN DEMAND FOR PAYMENT TO META ON OR BEFORE THE DATE OF THE META SPECIAL MEETING. IN ADDITION, NO META SHAREHOLDER, UNDER ANY CIRCUMSTANCES, WILL HAVE A RIGHT TO DISSENT FROM THE PLAN OF REORGANIZATION UNLESS THE HOLDERS OF AT LEAST FIVE PERCENT OF THE OUTSTANDING SHARES OF META COMMON STOCK PERFECT THEIR RIGHT TO DISSENT IN ACCORDANCE WITH CHAPTER 13 OF THE CALIFORNIA GENERAL CORPORATION LAW.

  NO STATUTORY DISSENTERS' RIGHTS ARE AVAILABLE TO AVANT! STOCKHOLDERS IN CONNECTION WITH THE MERGER.

  On or prior to the Meta Special Meeting, each Meta shareholder who elects to exercise his or her dissenters' rights must make a written demand upon Meta for the purchase of his or her Meta shares. The Meta shareholder's demand must state the number and class of shares held of record by such Meta shareholder which such Meta shareholder demands that Meta purchase, as well as a statement by such Meta shareholder as to what such Meta shareholder claims the fair market value of such shares was as of the day prior to the date of the announcement of the Merger (August 21, 1996). The statement of fair market value constitutes an offer by such Meta shareholder to sell the shares at such price. Voting against the Merger, abstaining from voting, or failing to vote on the Merger will not constitute such written demand within the meaning of the CGCL. Any notice should be addressed to Meta-Software, Inc., 1300 White Oaks Road, Campbell, California 95008, Attention: Secretary.

  A Meta shareholder wishing to exercise his or her right to dissent from the Merger and to demand payment for the value of his or her shares of Meta Common Stock must vote against the Merger. A failure to vote, a vote in favor of the Merger, by proxy or in person, or a direction to abstain will constitute a waiver of such dissenters' rights.

  Unless Meta shareholders holding at least five percent of the outstanding shares of Meta Common Stock in the aggregate perfect their right to dissent and exercise their dissenters' rights in accordance with Chapter 13 of CGCL, no Meta shareholder will have a right to dissent from the Plan of Reorganization.

  If the Merger is approved at the Meta Special Meeting and dissenters' rights are perfected with respect to at least five percent of the outstanding Meta Common Stock, Meta will mail by registered or certified mail, return receipt requested, no later than ten days after the Meta Special Meeting, a written notice of the approval of the Merger by the Meta shareholders (the "Meta Notice") to all shareholders who have perfected their dissenters' rights, accompanied by Sections 1300-1304 of the CGCL. The Meta Notice also shall state the price determined by Meta to be the fair market value of shares of Meta Common Stock with respect to which dissenters' rights are perfected under Chapter 13 of the CGCL ("Meta Dissenting Shares") and a brief description of the procedure to be followed by a shareholder who elects to dissent.

  Within the 30-day period following the mailing of the Meta Notice, each dissenting Meta shareholder must submit to Meta for endorsement certificates for any of such shareholder's Meta Dissenting Shares. If Meta and the Meta shareholder agree upon the price of the Meta Dissenting Shares, the dissenting Meta shareholder is entitled to the agreed price with interest at the legal rate on judgment from the date of such agreement. Payment must be made within 30 days of the later of the date of the agreement between the Meta shareholder and Meta or the date the contractual conditions to closing of the transactions contemplated by the Plan of Reorganization are satisfied.

  A shareholder who perfects his or her dissenters' rights in accordance with Chapter 13 of the CGCL retains all other rights of a shareholder until the fair market value of his or her shares is agreed upon or determined. A dissenting Meta shareholder may not withdraw a demand for payment without the consent of Meta.

  If Meta and the Meta shareholder cannot agree as to the fair market value or as to the fact that such shareholder's shares are Meta Dissenting Shares, such Meta shareholder may file within six months of the date of mailing of the Meta Notice a complaint with the California Superior Court for the proper county demanding judicial determination of such matters. Meta will then be required to make any payments in accordance with such judicial determination. If the complaint is not filed within the specified six months, the shareholder's rights as a dissenter are lost.

  Meta Dissenting Shares lose their status as such if (i) Meta abandons the Merger; (ii) the shares are transferred prior to submission for endorsement or are surrendered for conversion into shares of another class in accordance with the Articles of Incorporation; (iii) the Meta shareholder and Meta do not agree as to the fair market value of such shares and a complaint is not filed within six months of the date the Meta Notice was mailed; or (iv) the dissenting Meta shareholder withdraws, with the consent of Meta, his or her demand for purchase of shares.

  If Meta Dissenting Shares constitute more than ten percent of the outstanding shares of Meta Common Stock, then neither Avant! nor Merger Sub will be obligated to close the Merger.

          UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

  The following unaudited pro forma condensed financial data including the notes thereto are qualified in their entirety by reference to, and should be read in conjunction with, the supplemental consolidated financial statements of Avant! and the historical financial statements of Meta included elsewhere in this Joint Proxy Statement/Prospectus. The supplemental (Avant!) and historical (Meta) financial statement data as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 are unaudited, and have been prepared on the same basis as the supplemental and historical financial information derived from the audited financial statements, and in the opinion of management, contain all adjustments, consisting of normal recurring accruals, necessary for the fair presentation of the results of operations for such periods. The supplemental financial statement data of Avant! gives retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests. The unaudited pro forma condensed combined balance sheet data combine Avant! and Meta balance sheets as of June 30, 1996, giving effect to the Merger as if it had occurred on June 30, 1996. The unaudited pro forma condensed combined statements of income combine Avant! and Meta results of operations for the six months ended June 30, 1995 and 1996 and each of the three years ended December 31, 1995, giving effect to the Merger as if it had occurred on January 1, 1993. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial condition that would have occurred had the Merger been consummated at the beginning of the periods presented, nor is it necessarily indicative of future operating results or financial condition.


                             AVANT! AND META

             UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                 JUNE 30, 1996
                                (IN THOUSANDS)

                                                           PRO FORMA   PRO FORMA
                                        AVANT!    META    ADJUSTMENTS  COMBINED
                                       --------  -------  -----------  ---------
               ASSETS
Current assets:
 Cash and cash equivalents...........  $ 11,636  $ 3,891    $          $ 15,527
 Short-term investments..............    67,230   20,497                 87,727
 Accounts receivable, net............     6,675    5,590                 12,265
 Deferred income taxes...............     2,625    1,103                  3,728
 Other...............................     6,104    3,488                  9,592
                                       --------  -------    ------     --------
 Total current assets................    94,270   34,569                128,839
Equipment, furniture and fixtures,
 net.................................     5,798    2,351                  8,149
Capitalized software, net............       102      --                     102
Other................................        17      193                    210
Deferred income taxes................       --     1,200                  1,200
                                       --------  -------    ------     --------
 Total assets........................  $100,187  $38,313    $          $138,500
                                       ========  =======    ======     ========
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
 Current portion of capital lease
  obligations........................  $    103  $   --     $          $    103
 Accounts payable....................       947      258                  1,205
 Accrued compensation................     2,492      --                   2,492
 Accrued merger transaction costs....       --       --      6,600(4)     6,600
 Accrued income taxes................       772      --                     772
 Other accrued liabilities...........     2,900    2,648                  5,548
 Current portion technology
  acquisition payable................       --       586                    586
 Deferred revenue....................     8,529    4,110                 12,639
                                       --------  -------    ------     --------
 Total current liabilities...........    15,743    7,602     6,600       29,945
Capital lease obligations, less
 current portion.....................        14      --                      14
Deferred rent........................        91      --                      91
Deferred income taxes................       188      191                    379
Long-term portion technology
 acquisition payable.................       --       903                    903
                                       --------  -------    ------     --------
 Total liabilities...................    16,036    8,696     6,600       31,332
Stockholders' equity:
 Capital stock.......................        16      --                      16
 Additional paid-in capital..........    70,561   25,832                 96,393
 Deferred stock compensation.........      (436)     --                    (436)
 Net unrealized gain (loss) on short-
  term investments...................      (142)     (22)                  (164)
 Retained earnings...................    14,152    3,807    (6,600)      11,359
                                       --------  -------    ------     --------
 Total stockholders' equity..........    84,151   29,617    (6,600)     107,168
                                       --------  -------    ------     --------
 Total liabilities and stockholders'
  equity.............................  $100,187  $38,313    $          $138,500
                                       ========  =======    ======     ========

  See accompanying notes to unaudited pro forma condensed combined financial statements.

                              AVANT! AND META

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1993
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                          PRO
                                                                         FORMA
                                                       AVANT!    META   COMBINED
                                                       -------  ------- --------
Revenue:
 Software............................................  $ 7,648  $10,523 $18,171
 Services and other..................................    1,060    3,254   4,314
                                                       -------  ------- -------
 Total revenue.......................................    8,708   13,777  22,485
                                                       -------  ------- -------
Costs and expenses:
 Costs of software...................................      236    1,125   1,361
 Costs of services and other.........................      614    1,290   1,904
 Selling and marketing...............................    3,305    4,661   7,966
 Research and development............................    3,309    3,179   6,488
 General and administrative..........................    1,626    1,357   2,983
                                                       -------  ------- -------
 Total operating expenses............................    9,090   11,612  20,702
                                                       -------  ------- -------
 Income (loss) from operations.......................     (382)   2,165   1,783
Other income, net....................................      105       44     149
                                                       -------  ------- -------
 Income (loss) before income taxes...................     (277)   2,209   1,932
Provision (benefit) for income taxes(5)..............   (1,596)     795    (801)
                                                       -------  ------- -------
 Net income..........................................  $ 1,319  $ 1,414 $ 2,733
                                                       =======  ======= =======
Net income per share.................................  $   .11  $   .16 $   .17
                                                       =======  ======= =======
Weighted average shares outstanding..................   12,042    8,834  15,885
                                                       =======  ======= =======


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                              AVANT! AND META

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1994
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       PRO FORMA
                                                       AVANT!   META   COMBINED
                                                       ------- ------- ---------
   Revenue:
    Software.........................................  $16,660 $13,818  $30,490
    Services and other...............................    2,539   5,834    8,361
                                                       ------- -------  -------
    Total revenue....................................   19,199  19,652   38,851
                                                       ------- -------  -------
   Costs and expenses:
    Costs of software................................      341     683    1,024
    Costs of services and other......................    1,352   1,588    2,940
    Acquisition of technology........................      --    1,600    1,600
    Selling and marketing............................    7,655   6,560   14,215
    Research and development.........................    4,963   4,044    9,007
    General and administrative.......................    2,123   1,946    4,069
                                                       ------- -------  -------
    Total operating expenses.........................   16,434  16,421   32,855
                                                       ------- -------  -------
    Income from operations...........................    2,765   3,231    5,996
   Other income, net.................................      730     104      834
                                                       ------- -------  -------
    Income before income taxes.......................    3,495   3,335    6,830
   Provision for income taxes(5).....................    1,216   1,201    2,417
                                                       ------- -------  -------
    Net income.......................................  $ 2,279 $ 2,134  $ 4,413
                                                       ======= =======  =======
   Net income per share..............................  $   .15 $   .22  $   .23
                                                       ======= =======  =======
   Weighted average shares outstanding...............   14,931   9,792   19,190
                                                       ======= =======  =======


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                              AVANT! AND META

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                          YEAR ENDED DECEMBER 31, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       PRO FORMA
                                                       AVANT!   META   COMBINED
                                                       ------- ------- ---------
   Revenue:
    Software.........................................  $35,633 $17,456  $53,089
    Services and other...............................    5,879   7,825   13,704
                                                       ------- -------  -------
    Total revenue....................................   41,512  25,281   66,793
                                                       ------- -------  -------
   Costs and expenses:
    Costs of software................................      444     875    1,319
    Costs of services and other......................    2,988   1,857    4,845
    Acquisition of technology........................      --    2,693    2,693
    Selling and marketing............................   13,722   8,184   21,906
    Research and development.........................    8,284   5,940   14,224
    General and administrative.......................    3,615   2,686    6,301
    Merger expense...................................    3,590     --     3,590
                                                       ------- -------  -------
    Total operating expenses.........................   32,643  22,235   54,878
                                                       ------- -------  -------
    Income from operations...........................    8,869   3,046   11,915
   Other income, net.................................    2,406     355    2,761
                                                       ------- -------  -------
    Income before income taxes.......................   11,275   3,401   14,676
   Provision for income taxes(5).....................    5,040   1,224    6,264
                                                       ------- -------  -------
    Net income ......................................  $ 6,235 $ 2,177  $ 8,412
                                                       ======= =======  =======
   Net income per share..............................  $   .34 $   .22  $   .38
                                                       ======= =======  =======
   Weighted average shares outstanding...............   18,099   9,866   22,391
                                                       ======= =======  =======


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                              AVANT! AND META

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1995
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                       PRO FORMA
                                                        AVANT!   META  COMBINED
                                                        ------- ------ ---------
Revenue:
 Software.............................................  $14,902 $7,413  $22,315
 Services and other...................................    2,172  3,448    5,620
                                                        ------- ------  -------
  Total revenue.......................................   17,074 10,861   27,935
                                                        ------- ------  -------
Costs and expenses:
 Costs of software....................................      232    434      666
 Costs of services and other..........................    1,190    906    2,096
 Selling and marketing................................    5,989  3,708    9,697
 Research and development.............................    3,377  2,798    6,175
 General and administrative...........................    1,512  1,041    2,553
                                                        ------- ------  -------
  Total operating expenses............................   12,300  8,887   21,187
                                                        ------- ------  -------
  Income from operations..............................    4,774  1,974    6,748
Other income, net.....................................      774    109      883
                                                        ------- ------  -------
  Income before income taxes..........................    5,548  2,083    7,631
Provision for income taxes(5).........................    1,850    750    2,600
                                                        ------- ------  -------
  Net income..........................................  $ 3,698 $1,333  $ 5,031
                                                        ======= ======  =======
Net income per share..................................  $   .22 $  .14  $   .24
                                                        ======= ======  =======
Weighted average shares outstanding...................   16,843  9,792   21,102
                                                        ======= ======  =======


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                              AVANT! AND META

          UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF INCOME

                     FOR THE SIX MONTHS ENDED JUNE 30, 1996
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                   PRO FORMA
                                                    AVANT!   META  COMBINED
                                                    ------- ------ ---------
Revenue:
 Software.........................................  $25,508 $9,970  $35,478
 Services and other...............................    6,036  4,919   10,955
                                                    ------- ------  -------
  Total revenue...................................   31,544 14,889   46,433
                                                    ------- ------  -------
Costs and expenses:
 Costs of software................................      443    590    1,033
 Costs of services and other......................    2,435  1,113    3,548
 Selling and marketing............................    8,263  5,110   13,373
 Research and development.........................    5,855  2,887    8,742
 General and administrative.......................    4,939  1,395    6,334
                                                    ------- ------  -------
  Total operating expenses........................   21,935 11,095   33,030
                                                    ------- ------  -------
  Income from operations..........................    9,609  3,794   13,403
Other income, net.................................    1,678    366    2,044
                                                    ------- ------  -------
  Income before income taxes......................   11,287  4,160   15,447
Provision for income taxes(5).....................    4,061  1,478    5,539
                                                    ------- ------  -------
  Net income......................................  $ 7,226 $2,682  $ 9,908
                                                    ======= ======  =======
Net income per share..............................  $   .36 $  .25  $   .41
                                                    ======= ======  =======
Weighted average shares outstanding...............   19,825 10,622   24,445
                                                    ======= ======  =======


   See accompanying notes to unaudited pro forma condensed combined financial statements.

                             AVANT! AND META

     NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

(1) BASIS OF PRESENTATION

  The Avant! and Meta statements of income for the three years ended December 31, 1995 and for each of the six months ended June 30, 1995 and 1996 have been combined. The balance sheets for Avant! and Meta have been combined as of June 30, 1996. The unaudited pro forma condensed combined financial statements, including the notes thereto, should be read in conjunction with the supplemental consolidated financial statements of Avant! and the historical financial statements of Meta included elsewhere herein. The supplemental consolidated financial statements of Avant! give retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests.

  No adjustments have been made to conform the accounting policies of the combining companies. The nature and extent of such adjustments, if any, will be based upon further study and analysis and are not expected to be significant.

(2) UNAUDITED PRO FORMA COMBINED NET INCOME PER SHARE

  The unaudited pro forma condensed combined statements of income for Avant! and Meta have been prepared as if the Merger was completed at the beginning of the earliest period presented. The unaudited pro forma combined net income per share is based on the combined weighted average number of common and common equivalent shares of Avant! (giving retroactive recognition to the Anagram Acquisition, which is expected to be accounted for as a pooling of interests) and Meta Common Stock for each period, based upon an exchange ratio of 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of Meta Stock Options and subscription rights.

(3) PRO FORMA UNAUDITED COMBINED SHARES OUTSTANDING

  These unaudited pro forma condensed combined financial statements reflect the issuance of 5,079,365 shares of Avant! Common Stock in exchange for all the fully-diluted shares of Meta Common Stock (11,679,226 at June 30, 1996) in connection with the Merger resulting in an exchange ratio of 0.435 shares of Avant! Common Stock for each outstanding share of Meta Common Stock and each share of Meta Common Stock issuable upon exercise of Meta Stock Options and subscription rights.

  The following table details the pro forma share issuances (as of June 30, 1996) in connection with the Merger:

                                                            AVANT!
                                   SHARES     ESTIMATED  COMMON SHARES
                                OUTSTANDING   EXCHANGE    OUTSTANDING
                               (IN THOUSANDS)   RATIO    (IN THOUSANDS)   %
                               -------------- --------- --------------- ------
   Avant! shares outstanding
    as of June 30, 1996
    (giving retroactive
    recognition to the
    Anagram Acquisition,
    which is expected to be
    accounted for as a
    pooling of interests)....                               18,456        80.7%
   Meta shares outstanding as
    of June 30, 1996.........      10,164       0.435        4,421        19.3%
                                                            ------      ------
     Number of shares of
      Avant! Common Stock
      outstanding after
      completion of the
      Merger.................                               22,877      100.00%
                                                            ======      ======

  The actual exchange ratio will be determined at the effective time of the Merger based on the number of fully-diluted shares of Meta Common Stock then outstanding.

(4) TRANSACTION COSTS AND MERGER RELATED EXPENSES

  Avant!, Meta and Anagram estimate they will incur direct transaction costs and merger-related integration expenses of approximately $6.6 million associated with the Merger and the Anagram Acquisition, consisting of transaction fees for investment bankers, attorneys, accountants, financial printing and shareholder meetings of approximately $3.5 million and severance costs, charges for duplicate facilities, and certain other related costs of approximately $3.1 million. As of June 30, 1996, no transaction-related costs had been incurred. These nonrecurring transaction costs will be charged to operations primarily during the quarter in which the Merger closes.

  The unaudited pro forma condensed combined balance sheet gives effect to estimated direct transaction costs and merger-related integration expenses as if such costs and expenses had been incurred as of June 30, 1996. These costs and expenses are assumed to be nondeductible for income tax purposes. These costs and expenses are not reflected in the unaudited pro forma condensed combined statement of income.

(5) PROVISION FOR INCOME TAXES

  The provision for income taxes for Meta is on a pro forma basis for 1993, 1994, and 1995, reflecting a tax expense that would have been reported if Meta had been a C Corporation during those periods. See Note 6 of Notes to Meta's financial statements.

    AVANT! MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                        AND RESULTS OF OPERATIONS

OVERVIEW

  Avant! resulted from the merger of ArcSys, Inc. ("ArcSys") and Integrated Silicon Systems, Inc. ("ISS") on November 27, 1995. Effective September 27, 1996, Avant! acquired Anagram. The ISS merger has been, and the Anagram Acquisition is expected to be, accounted for by the pooling-of-interests method, and accordingly, Avant!'s consolidated financial statements give retroactive effect for all periods presented to include the results of operations, financial position, and cash flows of ISS and Anagram.

  Avant! develops, markets, and supports software products that assist design engineers in the physical layout, design, verification, simulation and timing analysis of advanced ICs. Avant!'s strategy is to focus on productivity enhancing software for the ICDA segment of the EDA market.

  ArcSys was founded in February 1991, and began shipping Aquarius (formerly ArcCell), its cell-based place and route software product, in 1993. ISS began shipping its initial physical layout software products in 1988. ISS introduced Hercules (formerly VeriCheck), its hierarchical physical verification software, in the third quarter of 1992. ISS introduced its signal integrity analysis software in 1994. Anagram was founded in March 1993, and began shipping ADM, its high-capacity circuit simulation and high-accuracy timing analysis software, in December 1994. Substantially all of Avant!'s and Anagram's revenue on a combined basis for 1993, 1994, 1995 and the six months ended June 30, 1996 was derived from the licensing and support of Aquarius, Hercules and ADM.

RESULTS OF OPERATIONS

  The following table sets forth the percentage of total revenue for certain items in Avant!'s Supplemental Consolidated Financial Statements (after giving effect to rounding) for the periods indicated:

                                                                 SIX MONTHS
                                                 YEAR ENDED         ENDED
                                                DECEMBER 31,      JUNE 30,
                                               ----------------  -------------
                                               1993  1994  1995  1995    1996
                                               ----  ----  ----  -----   -----
   Percentage of total revenue
   Total revenue.............................. 100%  100%  100%    100%    100%
     Software.................................  88    87    86      87      81
     Services.................................  12    13    14      13      19
   Costs and expenses:
     Costs of software........................   3     2     1       1       1
     Costs of services........................   7     7     7       7       8
     Selling and marketing....................  38    40    33      35      26
     Research and development.................  38    26    20      20      19
     General and administrative...............  18    11     9       9      16
     Merger expenses.......................... --    --      9     --      --
                                               ---   ---   ---   -----   -----
       Total operating expenses............... 104    86    79      72      70
                                               ---   ---   ---   -----   -----
     Income (loss) from operations............  (4)   14    21      28      30
   Interest income, net.......................   1     4     6       5       6
                                               ---   ---   ---   -----   -----
     Income (loss) before income taxes........  (3)   18    27      33      36
   Provision for income taxes................. (18)    6    12      11      13
                                               ---   ---   ---   -----   -----
     Net income...............................  15%   12%   15%     22%     23%
                                               ===   ===   ===   =====   =====

COMPARISON OF YEARS ENDED DECEMBER 31, 1995, 1994 AND 1993, AND THE SIX MONTHS ENDED JUNE 30, 1996 AND 1995

  Revenue. Revenue consists primarily of fees for licenses of Avant!'s software products, maintenance and customer support. Revenue from the sale of software licenses is recognized after shipment of the products, delivery of permanent authorization codes, and fulfillment of acceptance terms, if any, providing that no significant vendor and post-contract support obligations remain and collection of the related receivable is probable. Any remaining insignificant vendor or post-contract support obligations are accrued at the time the revenue is recognized. In instances where there is a contingency regarding the sale, revenue recognition is delayed until the contingency has been resolved. When Avant! receives advance payment for software products, such payments are reported as deferred revenue until all conditions for revenue recognition are met. Avant! has entered into certain license agreements under which software, support and other services are provided to a customer for a bundled price for a specific period. Generally, revenue under such agreements is recognized ratably over the contract period. Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically twelve months. Revenue from customer training, support and other services is recognized as the service is performed.

  Avant!'s total revenue increased 120% from $8,708,000 in 1993 to $19,199,000 in 1994, increased 116% to $41,512,000 in 1995 from 1994, and increased 85%
from $17,074,000 in the first six months of 1995 to $31,544,000 in the first six months of 1996. The percentage of Avant!'s revenue attributable to software licenses decreased slightly from 88% in 1993 to 87% in 1994, and to 86% in 1995, and decreased from 87% in the first six months of 1995 to 81% for the first six months of 1996. This decrease is primarily due to the increased user base and resulting increase in maintenance revenue. International sources accounted for 11%, 32% and 33% of software revenue in 1993, 1994 and 1995, respectively, and 30% and 41% in the first six months of 1995 and 1996, respectively. Avant! relies on distributors and manufacturer's representatives for licensing and support of its products in Asia. These channels accounted for 11%, 26% and 29% of software revenue in 1993, 1994 and 1995.

  Software revenue increased 118% from $7,648,000 in 1993 to $16,660,000 in 1994, increased 114% to $35,633,000 in 1995 from 1994, and increased 71% from $14,902,000 in the first six months of 1995 to $25,508,000 in the first six months of 1996. Increases in software revenue were due primarily to increased license revenue from Avant!'s place and route, physical verification and simulation and timing software. Services revenue increased 140% from $1,060,000 in 1993 to $2,539,000 in 1994, and increased 132% to $5,879,000 in
1995 from 1994, and increased 178% from $2,172,000 in the first six months of 1995 to $6,036,000 in the first six months of 1996, all such increases reflecting the growing base of installed systems. Through June 30, 1996, price increases have not been a material factor in Avant!'s revenue growth. Avant! does not believe that period-to-period comparisons of past revenue growth should be relied upon as indications of future performance. See "Risk Factors--Potential Fluctuations in Quarterly Results."

  As discussed in the supplemental consolidated financial statements, Avant! is involved in litigation with Cadence, and other related actions. As a result of such litigation, some customers may cancel or postpone orders of Avant!'s products. As of June 30, 1996, such cancellations and postponements had not had a material financial impact on Avant!; however a significant delay of orders in the future may impact Avant!'s business, financial condition and results of operations. An adverse ruling in the litigation could result in Avant!'s inability to sell certain of its products and, as a result, could materially affect Avant!'s business, financial condition and results of operations. In particular, Avant!'s place and route products in dispute, ArcCell-BV and ArcCell-XO (which have been replaced by Aquarius-BV and Aquarius-XO), accounted for approximately one-third of Avant!'s total revenues for the three-year period ended December 31, 1995, and approximately one-half of Avant!'s total revenues for the six months ended June 30, 1996. See "Risk Factors--Litigation Risk."

  Deferred revenue increased from $2,308,000 at December 31, 1994 to $5,545,000 at December 31, 1995, and to $8,529,000 at June 30, 1996, due to
the increase in the number of maintenance agreements and license agreements where software and services are provided for a specific period and revenue is recognized ratably over the contract period.

  Costs of Software. Costs of software consist primarily of expenses associated with product documentation and production costs as well as amortization of capitalized software costs. Costs of software increased from

$236,000 in 1993 to $341,000 in 1994, and increased to $444,000 in 1995, and increased from $232,000 in the first six months of 1995 to $443,000 in the first six months of 1996. Costs of software included amortization of capitalized software amounting to $145,000, $199,000 and $228,000 in 1993, 1994, and 1995, respectively, and $113,000 and $48,000 in the first six months of 1995 and 1996, respectively.

  Costs of Services. Costs of services consist of costs of maintenance and customer support and direct costs associated with providing other services. Maintenance includes activities undertaken after the product is available for general release to customers to correct errors and make routine changes and additions. Customer support includes any installation assistance, training classes, telephone question and answer services, newsletters, on-site visits and software or data modifications. Costs of services increased from $614,000 in 1993 to $1,352,000 in 1994, and increased to $2,988,000 in 1995, representing 58%, 53% and 51% of services revenue for 1993, 1994 and 1995, respectively, and increased from $1,190,000 in the first six months of 1995 to $2,435,000 in the first six months of 1996, representing 55% and 40% of services revenue for the first six months of 1995 and 1996, respectively. The increases in costs of services were due primarily to an increase in personnel and expenses necessary to support Avant!'s growing base of installed software. The reduction in costs of services as a percentage of service revenue reflects the improved utilization of Avant!'s customer support resources in servicing its increased customer base.

  Selling and Marketing Expenses. Selling and marketing expenses consist primarily of costs, including sales commissions, of all personnel involved in the sales process. This includes sales representatives, marketing associates and application engineers. Selling and marketing expenses also include costs of advertising, public relations, conferences and trade shows. Selling and marketing expenses increased from $3,305,000 in 1993 to $7,655,000 in 1994, and increased to $13,722,000 in 1995, and increased from $5,989,000 in the first six months of 1995 to $8,263,000 in the first six months of 1996. The increases reflect higher sales commissions associated with increased sales volumes and increases in sales and marketing personnel from 30 to 48 to 58 at December 31, 1993, 1994 and 1995, respectively, and from 51 to 74 at June 30, 1995 and 1996, respectively. Selling and marketing expenses represented 38%, 40% and 33% of total revenue in 1993, 1994 and 1995, respectively, and 35% and 26% of total revenue for the six months ended June 30, 1995 and 1996, respectively. The decrease in selling and marketing expenses as a percentage of total revenue for these periods, resulted primarily from revenue growth and improved sales productivity. The increase in selling and marketing expenses as a percentage of total revenue in 1994 resulted from higher costs associated with increased international sales compared to 1993. Avant! expects to hire additional sales and marketing personnel and to increase promotion and advertising expenditures throughout the remainder of 1996.

  Research and Development Expenses. Research and development expenses include all costs associated with the development of new products and significant enhancements of existing increased products. Research and development expenses increased from $3,309,000 in 1993 to $4,963,000 in 1994, and increased to $8,284,000 in 1995, and increased from $3,377,000 in the six months ended June 30, 1995 to $5,855,000 in the six months ended June 30, 1996. Research and development expenses represented 38%, 26% and 20% of total revenue in 1993, 1994 and 1995, respectively, and 20% and 19% of total revenue in the six months ended June 30, 1995 and 1996, respectively. The increases resulted from increased personnel-related costs associated with the development of new products and significant enhancements of existing products. The number of research and development personnel increased from 44 to 69 to 103 at December 31, 1993, 1994, and 1995, respectively, and from 82 to 106 at June 30, 1995 and 1996, respectively. Avant! anticipates that it will continue to devote substantial resources to product research and development.

  Software development costs are accounted for in accordance with the Financial Accounting Standards Board's ("FASB") Statement of Financial Accounting Standards ("SFAS") No. 86, under which Avant! capitalizes software development costs once technological feasibility has been established. Avant! amortizes such amounts over three years. The amount of software development costs capitalized for 1993, 1994, and 1995 and the six months ended June 30, 1995 and 1996 was $140,000, $143,000, $63,000, $63,000 and none, respectively, representing 4%, 3%, 1%, 2% and 0% of total research and development expenses, respectively.

  General and Administrative Expenses. General and administrative expenses increased from $1,626,000 in 1993 to $2,123,000 in 1994, and increased to $3,615,000 in 1995, and increased from $1,512,000 in the six months ended June 30, 1995 to $4,939,000 in the six months ended June 30, 1996. The increases were primarily due to increases in personnel and related costs necessary to support Avant!'s growth and legal and other costs incurred in the first six months of 1996 relating to the litigation with Cadence. General and administrative expenses represented 18%, 11% and 9% of total revenue, in 1993, 1994, and 1995, respectively, and 9% and 16% of total revenue in the first six months of 1995 and 1996, respectively. Avant! incurred unexpected legal and other costs in the fourth quarter of 1995 relating to the litigation with Cadence. Avant! expects these legal expenditures to continue at least through the remainder of 1996 and into 1997.

  Merger Expenses. In connection with the merger with ISS, costs of approximately $3,590,000 were incurred. These costs consisted primarily of the following: (a) approximately $2,858,000 for transaction fees for attorneys, accountants, investment bankers and other related charges; (b) approximately $233,000 for the elimination of duplicate facilities and equipment; (c) approximately $337,000 for severance; and (d) approximately $162,000 for incremental travel, communications, consulting and other costs associated with internal and customer related integration activities. Avant! expects to incur costs of approximately $6,600,000 in the third and fourth quarters of 1996, related to the mergers with Meta and Anagram.

  Income (Loss) from Operations. Avant! had a loss from operations of $382,000 in 1993, and income from operations of $2,765,000 and $8,869,000 in 1994 and 1995, respectively, and $4,774,000 and $9,609,000 in the first six months of 1995 and 1996, respectively. The changes in operating results are attributable to revenue growth net of increased expenses necessary to support Avant!'s growth. The operating loss represented 4% of total revenue in 1993. Operating income represented 14% and 21% of total revenue in 1994 and 1995, respectively, and 28% and 30% of total revenue for the six months ended June 30, 1995 and 1996, respectively.

  Interest Income and Expense. Interest income was $200,000, $878,000, and $2,468,000 in 1993, 1994 and 1995, respectively, and was $801,000 and
$1,685,000 in the first six months of 1995 and 1996, respectively. Interest income increased in 1994 and 1995 and the first six months of 1996, due to larger cash balances resulting primarily from the proceeds of the ISS public offering which was completed in February 1994, and the ArcSys public offering, which was completed in June 1995. Interest expense represents interest paid on capital leases.

  Income Taxes. Avant! accounts for income taxes in accordance with SFAS No.
109. Prior to 1995, Avant! had experienced net operating losses and had established a valuation allowance against its deferred tax assets relating to the resulting net operating loss carryforwards. As a result of the merger with ISS, the consolidated financial statements have been restated and the valuation allowance was eliminated during 1993. The provision (benefit) for income taxes as a percentage of pre-tax income (loss) was (576%), 35%, 45%, 33% and 36% for 1993, 1994, 1995 and the six months ended June 30, 1995 and 1996, respectively. The percentage in 1993 was different from the federal statutory rate of approximately 34% due to the elimination of the valuation allowance. The percentage in 1995 was higher than the federal statutory rate of approximately 34% due to the effect of expenses related to the ISS merger which were not deductible for income tax purposes.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly financial data for each of the eight three-month periods through the three-month period ending June 30, 1996. In the opinion of Avant!'s management, this unaudited financial information has been prepared on the same basis as the audited supplemental consolidated financial statements contained herein and includes all necessary adjustments (consisting only of normal recurring adjustments) that management believes are necessary to present fairly the information set forth therein. The operating results for any three-month period are not necessarily indicative of results for any future period.

                                             THREE-MONTH PERIOD ENDED
                         ------------------------------------------------------------------
                               1994                     1995                     1996
                         ---------------- --------------------------------  ---------------
                         SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31  MAR. 31 JUNE 30
                         -------- ------- ------- ------- -------- -------  ------- -------
Revenue:
 Software...............  $4,001  $6,220  $6,597  $8,305  $ 9,801  $10,930  $12,116 $13,392
 Services...............     700     869     978   1,194    1,818    1,889    2,695   3,341
                          ------  ------  ------  ------  -------  -------  ------- -------
   Total revenue........   4,701   7,089   7,575   9,499   11,619   12,819   14,811  16,733
Costs and expenses:
 Costs of software......      90     117     109     123      106      106      233     210
 Costs of services......     348     411     486     704      876      922    1,227   1,208
 Selling and
  marketing.............   2,039   2,633   2,867   3,122    3,496    4,237    3,904   4,359
 Research and
  development...........   1,240   1,519   1,561   1,816    2,201    2,706    2,861   2,994
 General and
  administrative........     459     613     723     789      904    1,199    1,987   2,952
 Merger expenses........     --      --      --      --       --     3,590      --      --
                          ------  ------  ------  ------  -------  -------  ------- -------
   Total operating
    expenses............   4,176   5,293   5,746   6,554    7,583   12,760   10,212  11,723
                          ------  ------  ------  ------  -------  -------  ------- -------
   Income from
    operations..........     525   1,796   1,829   2,945    4,036       59    4,599   5,010
Interest income, net....     199     203     322     452      795      837      773     905
                          ------  ------  ------  ------  -------  -------  ------- -------
   Income before income
    taxes...............     724   1,999   2,151   3,397    4,831      896    5,372   5,915
Provision for income
 taxes..................     274     638     706   1,144    1,656    1,534    1,936   2,125
                          ------  ------  ------  ------  -------  -------  ------- -------
   Net income (loss)....  $  450  $1,361  $1,445  $2,253  $ 3,175  $  (638) $ 3,436 $ 3,790
                          ======  ======  ======  ======  =======  =======  ======= =======

                                             THREE-MONTH PERIOD ENDED
                         -----------------------------------------------------------------
                               1994                     1995                    1996
                         ---------------- -------------------------------- ---------------
                         SEPT. 30 DEC. 31 MAR. 31 JUNE 30 SEPT. 30 DEC. 31 MAR. 31 JUNE 30
                         -------- ------- ------- ------- -------- ------- ------- -------
Revenue:
 Software...............    85%      88%     87%     87%     84%      85%     82%     80%
 Services...............    15       12      13      13      16       15      18      20
                           ---      ---     ---     ---     ---      ---     ---     ---
   Total revenue........   100      100     100     100     100      100     100     100
Costs and expenses:
 Costs of software......     2        2       1       1       1        1       2       1
 Costs of services......     8        6       6       8       7        7       8       7
 Selling and
  marketing.............    43       37      38      33      30       33      26      26
 Research and
  development...........    26       21      21      19      19       21      19      18
 General and
  administrative........    10        9      10       8       8       10      14      18
 Merger expenses........   --       --      --      --      --        28     --      --
                           ---      ---     ---     ---     ---      ---     ---     ---
   Total operating
    expenses............    89       75      76      69      65      100      69      70
                           ---      ---     ---     ---     ---      ---     ---     ---
   Income from
    operations..........    11       25      24      31      35      --       31      30
Interest income, net....     4        3       4       5       6        7       5       5
                           ---      ---     ---     ---     ---      ---     ---     ---
   Income before income
    taxes...............    15       28      28      36      41        7      36      35
Provision for income
 taxes..................     5        9       9      12      14       12      13      12
                           ---      ---     ---     ---     ---      ---     ---     ---
   Net income (loss)....    10%      19%     19%     24%     27%      (5)%    23%     23%
                           ===      ===     ===     ===     ===      ===     ===     ===

  Avant!'s quarterly results have varied in the past and may be subject to fluctuations resulting from a variety of factors, including purchasing patterns of customers, the completion of product evaluations by customers, the timing of product enhancements and product introductions by Avant! and its competitors, and the timing of significant orders. The customer evaluation process for Avant!'s products is lengthy, and the timing and outcome of such evaluations have affected Avant!'s historical quarterly performance and may impact future quarterly results. A substantial portion of Avant!'s revenue in each quarter results from orders received in the same quarter. Avant!'s expense levels are based, in part, on its expectations as to future revenue. Avant! continues to expand and increase its operating expenses in order to generate and support future revenue. If revenue levels are below expectations, operating results are likely to be disproportionately affected because only a small portion of Avant!'s expenses varies with its revenue. As a result, Avant! believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.

  Due to the factors noted above, Avant!'s future earnings and stock price may be subject to significant volatility, particularly on a quarterly basis. Any shortfall in revenues or earnings from levels expected by securities analysts could have an immediate and significant adverse effect on the trading price of Avant!'s Common Stock. Additionally, Avant! may not learn of such shortfalls until late in a fiscal quarter, which could result in an even more immediate and adverse effect on the trading price of Avant!'s Common Stock.

LIQUIDITY AND CAPITAL RESOURCES

  Net cash provided by operations was $726,000, $2,307,000 and $12,335,000 in 1993, 1994 and 1995, respectively, and $6,652,000 and $8,315,000 in the six months ended June 30, 1995 and 1996, respectively. The increases in cash provided by operations primarily result from increases in net income, deferred taxes and deferred revenue. Avant! used $2,698,000, $22,891,000 and $27,186,000 of net cash in 1993, 1994, and 1995, respectively, and $6,645,000 and $22,159,000 in the six months ended June 30, 1995 and 1996, respectively, for investing activities. Net cash used in investing activities relates primarily to net purchases of short-term "available-for-sale" securities. These securities, which are accounted for in accordance with SFAS No. 115, consist of short-term debt securities, U.S. Government Agency debt securities, U.S. Treasury Bills, municipal/corporate auction preferred stock, municipal bonds and demand deposit investments in limited-maturity fixed-income mutual funds. Cash is also used to acquire equipment, furniture and fixtures. Purchases of equipment, furniture and fixtures primarily represent computer workstations and file servers for Avant!'s employees. Avant! expects that purchases of equipment will likely increase as Avant!'s employee base grows. Net cash provided by financing activities was $4,446,000, $20,404,000, and $32,811,000 in 1993, 1994, 1995, respectively, and $31,477,000 and $1,672,000 in the six months ended June 30, 1995 and 1996, respectively. The increase in cash provided by financing activities primarily results from the sale of preferred and common stock.

  Avant!'s stated payment terms generally are net 30 days. However, in Avant!'s experience, many customers do not comply with stated payment terms due to industry practice, slower payment by certain major companies and most foreign customers and general economic conditions. Avant! periodically increases its allowance for doubtful accounts to reflect increased sales levels and collection experience. Avant! believes that its allowance for doubtful accounts is adequate.

  As of June 30, 1996, Avant! had $78,866,000 of cash and short-term investments and $78,527,000 in working capital. As of June 30, 1996, Avant! had $15,743,000 in current liabilities, including $8,529,000 of deferred revenue. As of June 30, 1996, there was no bank indebtedness outstanding and Avant! had no long-term commitments other than operating and capital lease obligations.

  Based on its operating plan, and absent any adverse judgments in the pending litigation with Cadence, Avant! believes that it has available cash and short-term investments sufficient to fund Avant!'s operations through at least the next 12 months.

FACTORS THAT MAY AFFECT FUTURE RESULTS

  On December 6, 1995, Cadence filed an action against Avant! and certain of its officers in the United States District Court for the Northern District of California alleging copyright infringement, unfair competition, misappropriation of trade secrets, conspiracy, breach of contract, inducing breach of contract and false advertising. In addition to actual and punitive damages, Cadence seeks to enjoin the sale of certain place and route products and has filed a motion to obtain a preliminary injunction pending trial of the action. Avant! has filed a counterclaim alleging antitrust violations, racketeering, false advertising, defamation, trade libel, unfair competition, unfair trade practices, negligent and intentional interference with prospective economic advantage and intentional interference with contractual relations. The Santa Clara County District Attorney's office also is investigating the allegations of misappropriation of trade secrets set forth in Cadence's lawsuit. A criminal complaint, if filed, could result in a loss of management and other personnel and could have other material adverse effects. The litigation with Cadence may result in canceled or postponed customer orders and increased future expenditures. Since only a small portion of Avant!'s expenses varies with its revenue, canceled orders or significant expenses related to the Cadence litigation may have an adverse affect on Avant!'s business, operating results and financial condition. Furthermore, an adverse ruling in the Cadence litigation could result in Avant!'s inability to sell certain of its products and, as a result, could have a material adverse effect on Avant!'s business, operating results and financial condition. In particular, Avant!'s place and route products in dispute, ArcCell-BV and ArcCell-XO (which have been replaced by Aquarius-BV and Aquarius-XO), accounted for approximately one-third of Avant!'s total revenues for the three-year period ended December 31, 1995, and approximately one-half of Avant!'s total revenues for the six months ended June 30, 1996. See "Risk Factors--Litigation Risk."

  Avant!'s products compete with similar products from both larger and smaller EDA vendors, and with dissimilar EDA products for a share of their customers' EDA budgets. The EDA industry, and as a result Avant!'s business, has benefited from the rapid world-wide growth of the semiconductor industry. There can be no assurance that this rapid growth will continue. The EDA industry as a whole may experience pricing and margin pressures from a decrease in growth in the semiconductor industry, or other changes in the overall computing environment. In fact, during 1996 the semiconductor industry experienced slower growth than in 1995. In addition, the EDA industry is experiencing consolidation as the major EDA vendors are seeking to provide a complete range of EDA products to customers. There can be no assurance that Avant! will be able to compete successfully against current and future competitors, or that market conditions faced by Avant! will not adversely affect its business, operating results and financial condition.

  Avant!'s future success depends upon its ability to improve current products and develop new products that address the increasingly sophisticated needs of its customers. There can be no assurance that Avant! will continue to be successful in developing technologically acceptable products on a timely basis. Avant!'s ability to develop and improve products is dependent on key individuals for their technical and other contributions. There can be no assurance that Avant! can continue to attract and retain these key personnel. Loss of certain key personnel could result in loss of Avant!'s market advantage and could adversely affect its operating results and financial condition.

  Avant! has adopted SFAS No. 123, Accounting for Stock-Based Compensation. This statement establishes financial accounting and reporting standards for stock-based employee compensation plans, including employee stock purchase plans and stock option plans. Management plans to use the pro forma approach allowed by this standard, but plans to remain on Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, for purposes of measurement of compensation expense. Therefore, the Company will provide the disclosures required by SFAS No. 123, but its adoption will not have a material effect on Avant!'s consolidated results of operations.

                             AVANT! BUSINESS

INTRODUCTION

  Avant! develops, markets and supports integrated circuit design automation software for the physical design, layout, verification and analysis of high-density, high-performance ICs. Avant!'s objective is to establish a significant market position as a supplier of physical design software for the ICDA market. To achieve this objective, Avant! has adopted its mission, which is to provide innovative technology, products, and business models that enable customers to solve the toughest problems in deep submicron integrated circuit design, improve their productivity and achieve a high return on their investment. To effect its mission, Avant! has adopted the strategies of maintaining focus on technological innovation and creating strategic relationships with customers.

RECENT DEVELOPMENTS

  On August 2, 1996 Avant! announced Version 2.0 of its deep submicron product families which include the Aquarius family of place and route tools; the Planet family of floorplanning tools; the Star family of simulation, timing, analysis and RC extraction tools; the Solar family of synthesis-oriented layout refinement tools; and the Hercules family of physical verification tools. The Aquarius family consists of Aquarius-BV, which supersedes ArcCell-BV, Aquarius-XO, which supersedes ArcCell-XO, and Aquarius-GA, which supersedes ArcGate. The Hercules product family supersedes Avant!'s VeriCheck product family. The Star family is a new product that analyzes the performance of deep submicron ICs, including the most complex, high-performance microprocessors. The Star product family is a full-chip extraction, delay analysis and data reduction tool for IC designers to use during physical design. Star is tightly integrated with Avant!'s hierarchical layout and verification tools, Aquarius and Hercules, to provide efficient, accurate and predictable IC performance. Anagram's ADM circuit simulation and analysis tool is currently being integrated into the Star product family. The Solar family is a new product that optimizes the performance and area of ICs to meet new deep submicron "golden file" needs. Solar is tightly integrated with Avant!'s Aquarius family of place and route tools.

  In September 1996, Avant! acquired Anagram, a developer of simulation and analysis ICDA software for high-performance deep submicron ICs. Upon the closing of the Anagram Acquisition, Anagram became a wholly owned subsidiary of Avant! and all of the fully-diluted shares of Anagram capital stock were exchanged for approximately 2,414,000 shares of Avant! Common Stock, with all options to purchase shares of Anagram capital stock outstanding immediately prior to the Anagram Closing being assumed by Avant! and converted into options to purchase shares of Avant! Common Stock. The Anagram Acquisition is expected to be accounted for as a pooling of interests. See "Risk Factors-- Uncertainty Relating to Integration of Operations and Product Lines; Management of Growth"and "--Cost of Integration; Transaction Expenses."

  Anagram, which was founded in March 1993, develops, markets, and supports ICDA software for the simulation and analysis of high-performance deep submicron ICs. Anagram's objective is to establish a significant market position as a supplier of easy-to-use, high-capacity circuit simulation and high-accuracy timing analysis software. Anagram's flagship product, ADM, is a high-capacity circuit simulator for deep submicron processor, graphics, memory, communications, and mixed-signal IC designs. ADM is designed to be compatible with the most commonly used ICDA tools and to be easily integrated in the customer's existing design environment and methodology. Anagram's products help increase IC performance and reliability and increase designer productivity by enabling designers to characterize large blocks; to accurately simulate mixed-signal, dynamic logic and memory circuits where performance, signal integrity and power analyses are essential; and to reuse high-performance intellectual property without changing the design process.

  Anagram markets its products to major customer accounts through its direct sales force in the United States and distributors and manufacturer's representatives in Asia and Japan. End users of Anagram's products consist primarily of leading electronics companies, such as AMD, Hyundai, LG Semicon, Motorola, Matsushita/Panasonic, Mitsubishi, National, NEC, S3, SGS-Thomson, Samsung, Sun Microsystems and Toshiba.

INDUSTRY BACKGROUND

  Applications employing ICs have grown dramatically, expanding from traditional uses in computer systems to a large number of diverse applications including telecommunications, multimedia, automotive, industrial automation and consumer electronics. Moreover, complex electronic products are being introduced at rapidly increasing rates, and increasing worldwide competition is continuing to shorten product life cycles. These developments have driven continued improvements in both IC manufacturing process technologies and design methodologies, enabling the design and fabrication of highly complex ICs. For example, in the 1970s, a typical IC consisted of a few thousand transistors implemented in five-micron technology (one micron is one millionth of a meter). Today, designers and manufacturers are creating ICs consisting of more than a million transistors implemented in submicron and deep submicron technologies. These improvements have resulted in smaller, faster, more complex ICs being produced more rapidly and at a lower cost per function.

  EDA software has been an important catalyst for many of the significant technological advances that have occurred in the semiconductor industry. IC design has evolved from a manual, time-consuming, error-prone and costly process to an automated process, resulting in dramatic productivity increases. The traditional IC design process consists of the following steps: architectural design, or the outline of the chip's overall architecture; functional design, the specification of the desired IC functionality using hardware description languages ("HDLs") and simulation tools; logic design, the logical implementation of the functional design; and physical design, the placement and interconnection of physical components and verification that the physical layout meets logical specifications and manufacturing constraints. Depending upon the complexity of the IC, the traditional IC design process can result in multiple iterations between the logic design and physical design stages, as logical and physical constraints are combined and incorporated into the design.

  Automation of the IC design process began in the early 1970s with computer-aided design ("CAD") software tools that automated the process of laying out mask patterns for IC fabrication. In the early 1980s, computer-aided engineering ("CAE") tools, such as automated place and route software, were developed to automate the physical design process. Recently, most of the advances in EDA software technology have been focused on the functional and logic design stages, such as logic synthesis, HDLs and high-level design automation ("HLDA") methodologies. Although these advancements have brought greater efficiency and productivity to the IC design process, many EDA tools, particularly physical design tools, have not kept pace with advances in semiconductor process technology and, in particular, deep submicron process technology.

  Deep submicron process technology enables the manufacture of high performance (over 100 MHz) and highly complex (several million transistors) ICs in a very small silicon die at decreased manufacturing costs. This process technology enables the manufacture of ICs with feature sizes approaching 0.25 micron. But such performance, complexity and size introduce significant challenges to the traditional IC design process.

  In deep submicron designs, the total amount of wire ("interconnect") needed to connect the millions of transistors in these designs is dramatically increased and the width of the wire is reduced, thereby increasing the time it takes for a signal to travel from transistor to transistor ("interconnect delay"). However, because the transistors in a deep submicron design are much smaller and faster than previous generations, the time it takes for an electronic signal to travel through a transistor ("gate delay") is greatly reduced. Therefore, in contrast to designs implemented in technologies greater than 0.5 micron where gate delay determines the speed of the IC, interconnect delay--not gate delay-- becomes the dominant factor in deep submicron IC performance and physical design.

  The increased importance of interconnect delay, which is not accurately modeled by logic design tools, makes physical design a critical step in the design of deep submicron ICs. IC design methodology and software design tools for deep submicron IC design must consider the physical effects of interconnect delay during logic design.

  Traditional physical design software is based on technology developed seven to twelve years ago, before deep submicron process technology was developed. Most of these older tools use gate delay as the critical design factor. In addition, these products are primarily single-purpose ("point") tools that do not easily share design data with each other or with other best-of-class point tool solutions, and typically do not adequately address the other unique challenges presented by deep submicron designs. As a result, their use in deep submicron design typically results in lengthy design cycles and designs that do not meet timing constraints and die size requirements. In some instances, due to deep submicron design complexity, the older tools are simply unable to generate the physical layout of the product under design.

  Because of the inadequacy of traditional physical design tools for deep submicron ICs, an innovative solution is required that uses new models and algorithms and a new methodology that enables designers to consider all design constraints at both the logical and physical design stages.

TECHNOLOGY AND ARCHITECTURE

  As processing technology makes the transition from submicron to deep submicron, the gap widens between the capabilities of IC process technology and traditional IC physical design tools. In the continued drive to narrow this design gap, challenges of increasing design complexity, overall market pressure for a shorter design cycle, and faster IC performance must be addressed by IC physical design tools. The design methodology, assumptions and modeling methods used in traditional IC physical design tools often break down in deep submicron. Deep submicron process technology requires that the logic design and physical design tools share information ("vertical integration") in order to address the critical issues of increased design complexity, shortened design cycle, faster IC performance and improved productivity through faster design convergence. Avant! works closely with Synopsys, the industry market share leader in synthesis technology, to make Avant!'s physical design tools compatible with Synopsys' logic synthesis tools to enable a more comprehensive solution for deep submicron IC design.

  The drive toward deep submicron has accelerated the use of system-on-chip designs as well as embedded designs, which combine standard-cell application-specific standard product ("ASSP") design styles with gate array application-specific IC ("ASIC") design styles. The structure of Avant!'s architecture enables designers to combine different design styles into a single design environment ("horizontal integration").

  Avant!'s product architecture is designed to solve the problems presented by deep submicron IC design. The architecture is comprised of an efficient unified hierarchical physical design database, a set of proprietary technologies shared by the physical design products, an interactive physical design floorplanner, an interactive unified layout editor and a common graphical user interface.

  Unified hierarchical physical design database. The foundation of Avant!'s architecture is the unified hierarchical physical design database. This database is compact and finely tuned to efficiently manage deep submicron IC design data. All of Avant!'s products utilize this unified database for information exchange and storage.

  Shared proprietary technologies. Avant! has developed a set of proprietary technologies for deep submicron IC physical design. See "Risk Factors-- Litigation Risk" and "--Limitations on Protection of Intellectual Property and Proprietary Rights." Avant!'s products utilize one or more of the following internally developed proprietary technologies and innovative software algorithms.

  . Progressive lookahead placement and routing. Unlike traditional IC physical design in which the placement and routing steps are separate and disjoint, Avant! has developed a unique progressive lookahead placement and routing method. In this method, each step interacts with the next, thereby forming a tight coupling between the placement and routing engines for improved physical design results.

  . All-path timing-driven design. Avant! has developed an innovative "Slack Graph" algorithm, available as an option, that efficiently manages design timing constraints on 100% of the paths in a design during the automated layout design process without significant degradation in run time performance. This algorithm achieves faster convergence of design timing, especially for high performance, high density, deep submicron ICs. Avant! has received a patent relating to this algorithm.

  . Clock management. Avant! has developed an innovative delay-balanced clustering algorithm, available as an option, that supports multi-level clock tree synthesis, buffer cell insertion and all-path, all-cell sizing optimization for improved design timing performance.

  . Automated data preparation. Avant! has developed a proprietary algorithm for automatically preparing the customer's IC physical design library to be used with Avant!'s products. This algorithm analyzes the intrinsic design characteristics of the library and its contents, and extracts additional information from the library for the physical layout tools to produce more aggressive design results. The close interaction between the customer's IC design library and the physical design tool reduces design time and produces designs with smaller die size. Avant! has received a patent relating to this algorithm.

  . Parasitic extraction and timing delay calculation. Avant! has developed a method for capturing ("extracting") the lumped or distributed values of interconnect resistance and capacitance ("parasitics") and for calculating the timing delays caused by these parasitics. Avant! supports parallel line capacitance to accurately model deep submicron design timing behavior.

  In addition to these technologies, Avant! also provides layout verification for design rule checking ("DRC"), layout vs. schematic ("LVS") checking and design timing verification.

  Interactive physical design floorplanner. Avant! provides an interactive physical design floorplanner that includes design timing estimation and planning, physical design area planning, partitioning, design management and, when used with Avant!'s Synopsys option, interfacing with logic synthesis tools.

  Interactive unified layout editor. Avant! also provides an interactive unified layout editor for modifying the design layout during the physical design process. The layout editor is easy to use thereby enhancing designer productivity.

  Unified graphical user interface. Avant!'s IC physical design products share a common graphical user interface. Avant! supports the industry standard X-Windows and Motif user interfaces to provide clear forms and user-friendly prompts and messages.

PRODUCTS

  Avant!'s products are based on its proprietary architecture and technology, which provide a breadth of automated IC physical design capabilities. Avant!'s product architecture is designed to solve the problems inherent in submicron (less than 1.0-micron feature size) and deep submicron (less than 0.5 micron feature size) IC design and to offer improved time to market, reduced development and manufacturing costs, and enhanced IC performance when compared to previous generations of ICDA software.

  Avant! products are designed to be compatible with the most commonly used ICDA tools and to be easily integrated into the customer's existing design environments and methodologies through industry standard interfaces. Avant!'s products are written in C, run on Unix workstations such as those from Sun Microsystems, Inc. and Hewlett-Packard Company, and support industry standards such as Motif, XWindows, GDSII Stream format, EDIF, SDF, SPICE and Verilog.

  Avant!'s Aquarius family of cell-based place and route products includes Aquarius-BV, for standard-cell IC designs with up to three layers of metal, and Aquarius-XO, for more complex standard-cell and mixed-block IC designs with up to six layers of metal. Aquarius-BV and -XO reduce die size and shorten the design cycle by combining the advantages of over-the-cell channel routing and channel compaction with the flexibility of area-based maze routing.

  Avant!'s Aquarius-GA product is an advanced e-layer metal place and route system for gate-array ICs. ArcGate increases gate utilization and minimizes design congestion by using proprietary congestion-driven placement and routing algorithms. Aquarius-GA includes many of the same features as Aquarius-BV and
- -XO to improve circuit performance. Aquarius-GA supports embedded designs through its horizontal integration with Aquarius-BV and -XO.

  Avant! believes that its Hercules family of design verification software is the industry's most advanced suite of IC physical verification products. The Hercules family of tools is divided into two groups: geometric and electrical verification products and the newly introduced extraction products. Hercules' first module for design rule checking ("DRC") was introduced in January 1992 and is the first hierarchical system offered for complex submicron design. Hercules now includes a comprehensive suite of hierarchical products addressing geometric and electrical verification, layout versus schematic comparisons and parasitic extraction for resistance and capacitance ("RC") analysis. Hercules extraction products consist of a full-chip hierarchical capacitance extractor and a critical net resistance and capacitance extractor.

  The LTL layout editor was the first product developed by Avant!, and had been its cornerstone product before the introduction of Hercules in 1992. The LTL family of layout products executes under UNIX or MS-DOS operating systems and runs on popular platforms including DEC, HP, IBM and Sun workstations and on 386/486-based PCs. See "Risk Factors--Uncertainty Relating to Integration of Operations and Product Lines; Management of Growth" and "--Product Concentration."

CUSTOMERS

  Avant! focuses its sales and marketing efforts on creating strategic relationships with technology leaders in IC design and with early adopters of the most advanced EDA tools. By creating strong relationships with industry leaders, Avant! receives critical technical feedback that enables it to develop and implement proprietary design technologies and methodologies. In addition, strategic relationships with these companies can create influential references for other prospective customers.

  The market for Avant!'s physical layout, verification and analysis products encompasses a wide range of industries, including semiconductor, computer, consumer electronics, multimedia and telecommunications IC companies worldwide. End-users of Avant!'s products range from small companies to a number of the world's largest manufacturing organizations. Approximately 1,000 of Avant!'s physical layout and verification systems are currently installed worldwide at approximately 200 companies as of June 30, 1996.

  In 1995, Intel accounted for 12% of Avant!'s revenue. IBM accounted for 13% and 12% of Avant!'s revenue in 1994 and 1993, respectively. Motorola accounted for 29% of Avant!'s revenue in 1993. Avant! does not believe that seasonality is a significant factor in sales.

SALES AND MARKETING

  Avant! markets its products in North America and Europe primarily through its direct sales and support force. Avant! employs highly skilled engineers and technically proficient sales persons capable of serving the sophisticated needs of its prospective customers' engineering and management staffs. Avant! has domestic sales and support offices in or near Austin, Texas; Boston, Massachusetts; Chicago, Illinois; Dallas, Texas; Los Angeles, California; Research Triangle Park, North Carolina; and Sunnyvale, California; sales and support offices in London, England, and Tokyo, Japan; and support offices in Munich, Germany and Seoul, South Korea. In addition to its direct sales and marketing efforts, Avant! participates in industry trade shows and organizes seminars to promote the adoption of its products and methodologies.

  In Asia, Avant! markets its products primarily through a limited number of Third Party Sellers that license and service Avant! products in this market. Avant! also supports these distributors and representatives and their customers with technical, sales and management personnel. See "Risk Factors-- Risks Associated with International Licensing" and "--Dependence Upon Distributors and Manufacturer's Representatives."

  Since Avant!'s products are used by highly skilled professional engineers, in order to be effective a Third Party Seller must possess sufficient technical, marketing and sales resources and must devote these resources to a lengthy sales cycle, customer training and product service and support. Only a limited number of Third Party Sellers possess such resources. In addition, Avant!'s Third Party Sellers generally offer products of several different companies, including, in some cases, products that are competitive with Avant!'s products. There can be no assurance that Avant!'s current Third Party Sellers will choose to or be able to market or service and support Avant!'s products effectively, that economic conditions or industry demand will not adversely affect these or other Third Party Sellers, that any Third Party Seller will continue to market and support Avant!'s products or that these Third Party Sellers will not devote greater resources to marketing and supporting products of other companies. The loss of, or a significant reduction in revenue from, one of Avant!'s Third Party Sellers could have a material adverse effect on Avant!'s business, operating results or financial condition. See "Risk Factors--Dependence Upon Distributors and Manufacturer's Representatives."

                               AVANT! MANAGEMENT

  The executive officers and directors of Avant! are as follows:

NAME             AGE                                 POSITION
- ----             ---                                 --------
Gerald C. Hsu     49 President, Chief Executive Officer and Chairman of the Board of Directors
Y. Eric Cho       48 Senior Vice President of Corporate Operations, Secretary and Director
John P. Huyett    42 Vice President of Financial & Administrative Services, Chief Financial
                     Officer and Treasurer
Tench Coxe        37 Director
Robert C. Kagle   40 Director
Tatsuya Enomoto   55 Director

  Mr. Hsu joined Avant! in March 1994 as President, Chief Executive Officer and a director, and has been Chairman of the Avant! Board of Directors since November 1995. From July 1991 to March 1994, Mr. Hsu was employed by Cadence, where his last position was President and General Manager of the IC Design Group. From June 1988 to July 1991, Mr. Hsu was employed by Sun Microsystems, Inc., an engineering workstation company, where his last position was Director of Strategic Business Development. Mr. Hsu holds an S.M. in Ocean Engineering from the Massachusetts Institute of Technology, an M.S. in Mechanics and Hydraulics from the University of Iowa and a B.S. in Applied Mathematics from the National Chung-Hsing University.

  Dr. Cho co-founded Avant! in February 1991 and has been a director of Avant! since such date. From January 1996 to the present, Dr. Cho has served as the Senior Vice President of Corporate Operations. From October 1993 until January 1996, he served as the Vice President of Asian Operations. From the inception of Avant! until October 1993, Dr. Cho served as Vice President of Sales and Marketing. From September 1986 to February 1991, Dr. Cho was employed by Cadence where his last position was a Marketing Director of the IC Division. Dr. Cho holds an M.B.A. from New York University, an M.S. and a Ph.D. in Electrical Engineering and Computer Science from the University of California, Berkeley and a B.S. in Electrical Engineering from the National Chiao-Tung University, Taiwan.

  Mr. Huyett has served as Vice President of Financial & Administrative Services, Chief Financial Officer and Treasurer since he joined Avant! in connection with the merger of Integrated Silicon Solutions, Inc. ("ISS") with and into Avant! in November 1995. From July 1993 to November 1995, Mr. Huyett served as Vice President of Finance and Chief Financial Officer of ISS. Mr. Huyett also served as Treasurer and Secretary of ISS from October 1994 to November 1995. Prior to July 1993, Mr. Huyett was a partner with KPMG Peat Marwick LLP, independent auditors to Avant!.

  Mr. Coxe has been a director of Avant! since February 1992. Mr. Coxe is a general partner of the general partner of Sutter Hill Ventures, a venture capital investment firm, and has been associated with Sutter Hill Ventures since 1987. Mr. Coxe holds a B.A. in Economics from Dartmouth College and an M.B.A. from the Harvard Business School.

  Mr. Kagle has been a director of Avant! since February 1992. Mr. Kagle has been a general partner of Benchmark Capital, a venture capital investment firm, since 1995, and has been a general partner of TVI Management, the general partner of Technology Venture Investors, a venture capital investment firm, since 1986. Mr. Kagle also is a director of Viasoft, Inc., a software company. Mr. Kagle holds a B.S. in Electrical Engineering from the General Motors Institute and an M.B.A. from the Stanford Graduate School of Business.

  Dr. Enomoto has been the President of Mitsubishi Electric Semiconductor Software Corporation, a semiconductor engineering company and a subsidiary of Mitsubishi Electric Corporation ("MELCO"), since June 1993. From 1962 to June 1993, Dr. Enomoto was employed by MELCO where his last position was General Manager of the ASIC Design Engineering Center. Dr. Enomoto holds a Ph.D. in Engineering from the University of Tokyo.

  Upon the closing of the Merger, the Avant! Board intends to appoint Shawn M. Hailey, the President and Chief Executive Officer of Meta, to the Avant! Board to fill the vacancy created by the resignation of Robert C. Kagle.

              MARKET PRICE OF AVANT! COMMON STOCK; DIVIDENDS

  Avant! Common Stock is traded in the over-the-counter market on The Nasdaq National Market under the symbol "AVNT." The following table sets forth for the periods indicated the high and low sale prices as reported by The Nasdaq National Market.

           QUARTER ENDED                                           HIGH   LOW
           -------------                                          ------ ------
1995:
  June 30, 1995 (beginning June 7, 1995)......................... $34.00 $26.50
  September 30, 1995............................................. $51.00 $33.25
  December 31, 1995.............................................. $46.00 $34.25
1996:
  March 31, 1996................................................. $26.25 $14.00
  June 30, 1996.................................................. $27.75 $16.25
  September 30, 1996 (through September 25, 1996)................ $34.50 $20.50

  On August 21, 1996, the last full trading day before the date of the announcement of the execution of the Plan of Reorganization by Avant! and Meta, the closing sale price of Avant! Common Stock as reported by The Nasdaq National Market was $29.50 per share. On September 25, 1996, the last trading day for which quotations were available at the time of printing this Joint Proxy Statement/Prospectus, the closing sale price of Avant! Common Stock as reported by The Nasdaq National Market was $28.13 per share. As of September 20, 1996, there were 120 holders of record of Avant! Common Stock.

  No cash dividends have been paid on the Avant! Common Stock since Avant!'s initial public offering. Avant! does not anticipate paying cash dividends in the foreseeable future.

                              META BUSINESS

OVERVIEW

  Meta develops, markets and supports simulation and library generation software products for use in IC design. Meta's products include HSPICE, an industry leading circuit simulator in use at over 1,500 customer sites worldwide, and MASTER Toolbox, an automated cell characterization and library generation program introduced in late 1994. Meta's products assist IC designers in ascertaining whether semiconductor devices based on their designs will meet functional and performance specifications when fabricated in silicon. Meta believes that its products can be used to reduce time to market, enhance IC performance, lower design costs and validate designs across multiple foundries. Meta markets its products worldwide through a direct sales force and selected distributors and sales representatives and offers comprehensive service and training. Meta's customers include AMD, Fujitsu, Motorola, Samsung, Silicon Graphics, Sun Microsystems and Texas Instruments.

INDUSTRY BACKGROUND

  The use of ICs in a wide variety of products, including computers, networking equipment, cellular telephones, consumer electronics, automotive diagnostic systems and medical and scientific instruments, has led to dramatic growth in the worldwide market for ICs. According to Dataquest, the worldwide IC market now exceeds $100 billion annually, with approximately 30% of the market in memory chips, such as RAMs, ROMs, EEPROMs and flash memories, 40% of the market in logic chips, such as microprocessors and ASICs, and the balance of the market in other components.

  The market for EDA tools used in IC design has also experienced significant growth. Many of such tools were originally developed by IC designers for internal use. In recent years, however, several factors have increased the need for externally developed EDA tools. Advances in semiconductor process technology to deep submicron (less than 0.5 micron) geometries have greatly increased the complexity of semiconductor devices. Such advances have placed greater demands on EDA tools and increased the difficulty and cost associated with internal development and maintenance of such tools. In addition, the emergence of independent foundries that manufacture semiconductors for multiple customers and the establishment of partnerships among semiconductor manufacturers have created the need for a common set of EDA tools.

  The IC design process typically has four stages: functional design, logic design, circuit design and physical design. While the design of logic chips involves all four stages, the design of memory chips (which incorporate relatively little logic) typically involves only the circuit and physical design stages. Each stage of the IC design process requires EDA tools that analyze and verify the IC. Analysis and verification are performed with tools known as simulators which are used to evaluate whether a chip based upon a given design will meet functional and performance specifications when fabricated in silicon. Simulators are necessary for yield optimization, which has become increasingly important in cost-sensitive memory chip fabrication. Simulators depend on collections of models known as libraries to accurately predict performance. To make accurate prediction possible, libraries must reflect and be calibrated to silicon performance.

  Simulators and libraries work together from the initial functional design stage through the final physical design stage. Functional design involves the translation of functional and performance specifications into an HDL description. The resulting HDL description, the HDL logic library and a series of test patterns are then processed by a program known as a logic simulator, of which Verilog is the most common. The logic simulator's waveform output is then compared against the functional specification to verify the HDL description. Logic synthesis reduces the verified HDL description and the synthesis model library to a gate level description. The resulting gate level description, the gate level logic library and a series of test patterns are then processed by the logic simulator, and the resulting waveform output is compared against the functional specification to verify the gate level description.

  At the circuit design stage, the verified gate level description, the transistor level circuit library, the process library and a series of test patterns are processed by a circuit simulator and a timing simulator. A circuit simulator is used for critical path validation, noise margin analysis as well as speed and power optimization, while a timing simulator is used for overall timing performance verification. In addition to performing critical path and noise analysis, a circuit simulator is used to generate certain libraries. A circuit simulator and a process library are used to create the transistor level circuit library which defines the type, size and interconnection of the components of the physical cell library. Together with the circuit library and a cell characterization program, a circuit simulator also generates the logic and synthesis libraries.

  During physical design, place and route programs use the cell library and the gate level description to generate the physical design of the IC. Manufacturing commences following successful verification that the functional and performance specifications have been met. Iteration of the entire design process may be required if any of the IC design libraries fail to meet accuracy requirements.

  Libraries must be generated rapidly so that the design process may begin. Increases in the number, size and complexity of libraries have made rapid library generation critical to the overall IC design process. Frequent improvements in process technology have created the need to generate libraries to characterize each new process and to reimplement older designs on newer processes. To remain competitive, IC vendors must now generate five to ten times as many libraries each year as was previously required, with each library containing up to 20 times as many cells as there were previously contained therein.

  Libraries must also be highly accurate to reduce design iteration and failure. For IC design purposes, accuracy encompasses both traceability to silicon and consistency among libraries. Advances in semiconductor process technology have made the generation of libraries that accurately reflect silicon behavior more difficult. Such advances require that libraries be expanded to include interconnect delay as such delay becomes more important at smaller geometries. In addition, capital requirements for establishing and maintaining foundries have caused IC design firms to increasingly rely on outsourcing the manufacturing of ICs to one or more external foundries. In order to effectively serve as the final sign off before production, libraries must account for variations in physical behavior of silicon caused by the individual characteristics of a foundry process.

  To reduce time to market, lower design costs, enhance IC performance and validate designs across multiple processes, there is a critical need for rapid and accurate simulation and library generation products.

PRODUCTS AND SERVICES

  Meta provides products for the IC design process as well as the generation of libraries required for such process.

 IC Design Tools

  HSPICE. HSPICE is a circuit simulator that validates critical paths, performs noise margin analysis and optimizes the tradeoffs between IC speed and power prior to commencement of fabrication. HSPICE incorporates special analysis features for performance and for yield optimization, which has become increasingly important in cost-sensitive memory chip fabrication. These features, coupled with the high accuracy time algorithms included in HSPICE, form a critical enabling technology for advanced DRAM and SRAM design. As a result of these features, faster and lower power semiconductor devices that utilize the full advantages of a deep submicron process can be designed. Whereas a typical simulator experiences difficulty in simulating circuits of more than 1,000 transistors, HSPICE allows the accurate analysis and verification of circuits of up to 300,000 transistors. HSPICE is also used to establish the electrical design rules for a chip and to define the parameters required for IC layout, placement and routing. HSPICE was introduced in 1980 and is now in use at over 1,500 customer sites.

  HSPICE utilizes methods of reducing the sensitivity of the core Newton-Raphson circuit simulation algorithm to convergence failure and a high performance sparse matrix circuit solver which enables the simulator to rapidly solve complex circuits and to provide detailed and numerically reliable circuit behavior modeling.

HSPICE is based on algebraic equations constructed in a unique fashion that reduces discontinuity rates, improves simulator speed and facilitates the extraction of parameter values for process libraries.

  METAWAVES. MetaWaves is a waveform analyzer that allows IC designers to analyze the numerical results of an HSPICE circuit simulation in a graphical environment. Meta believes that MetaWaves is distinguished by its capacity to handle large output files and its intuitive user interface. Meta introduced MetaWaves in mid-1995.

  METALINK. MetaLink is an interface developed by Meta to link its HSPICE circuit simulator with the design environments supplied by Cadence and Mentor Graphics, allowing IC designers to access the full capabilities of HSPICE from within those design environments. Meta introduced MetaLink in early 1995.

  METAMANAGER. MetaManager is a family of tools that provide waveform generation, waveform viewing, simulation management, library management and integration into schematic tools. In addition, MetaManager provides the capability to estimate transistor layout geometries such that a designer can simulate a circuit prior to layout. Meta introduced MetaManager in 1996.

 Library Generation Solutions

  Logic and Synthesis Libraries

  MASTER TOOLBOX. MASTER (Model Analysis Software Tool Environment Resource) Toolbox is an automated cell characterization and library generation tool. MASTER Toolbox generates logic and synthesis libraries from circuit libraries. MASTER Toolbox is an enterprise-level solution that includes a wide variety of simulators and modelers. Meta introduced MASTER Toolbox in late 1994.

  MASTER Toolbox incorporates a patented method for automation of logic function analysis through use of a neutral intermediate format between circuit simulator output and logic and synthesis model requirements.

  PERSONAL TOOLBOX. Meta is currently developing PERSONAL Toolbox, a lower priced, limited form of MASTER Toolbox directed at the individual designer. PERSONAL Toolbox will feature a subset of the simulators and modelers included in MASTER Toolbox.

  META I/O. Meta I/O manages libraries of simulation models based on Intel's IBIS (Input/Output Buffer Information Standard). IBIS allows the simulation of I/O performance at the system level without revealing an IC vendor's proprietary technologies. Meta introduced Meta I/O in mid-1995.

 Circuit and Cell Libraries

  HSPICE. IC designers use HSPICE to design the circuit library from which the physical cell library is derived. HSPICE performs the timing, power and noise margin analysis necessary for verification that circuit and cell libraries meet functional and performance specifications.

 Process Libraries

  META-LABS. Meta offers its Meta-Labs service to assist customers in generating process libraries. Meta designs a test chip using the customer's design rules. The customer then fabricates wafers from the test chip design and provides such wafers to Meta. Meta then analyzes the test chip and generates process libraries. Since its introduction in the late 1980s, Meta-Labs has generated process libraries for many of the world's leading IC vendors.

  METATESTCHIP. Meta licenses test-chip mask rights to customers who wish to generate process libraries internally. MetaTestchip is available for CMOS, BiCMOS, Gallium Arsenide and ECL bipolar processes. MetaTestchip is designed to achieve line width resolutions as tight as 150 atoms and oxide thickness resolutions of one quarter of an atom on a repeatable basis. Such highly accurate resolutions facilitate the measurement of the specific characteristics of a foundry, which is essential to the development of process libraries. Meta introduced MetaTestchip in the late 1980s.

  ATEM/DEVICE MODEL BUILDER. ATEM (Automatic Test for Electrical Measurement)/Device Model Builder is an advanced modeling and characterization tool designed to help engineers develop complex device model libraries and parameters for submicron process technologies. ATEM/Device Model Builder is intended to address an engineer's need to develop complex device models based on advanced model equations. ATEM/Device Model Builder uses HSPICE to evaluate and verify model equations. Meta introduced ATEM/Device Model Builder in early 1995.

 Simulation Solutions

  METACIRCUIT. MetaCircuit is a high-capacity, high-performance transistor-level timing simulator which simulates analog and digital circuits. Meta introduced MetaCircuit in mid-1996.

  HSPICE HDLA. Hspice HDLA is a simulator for device and system behavior models based on the Verilog-A language. Meta introduced Hspice HDLA in 1996.

  Meta's products are designed with an architecture that allows customers to integrate Meta's software with other EDA environments such as those provided by Cadence, Mentor, Synopsys and Viewlogic. Meta's products operate on the most widely used UNIX-based workstations, as well as DOS and Windows NT-based IBM-compatible personal computers. The products operate on standard networking environments such as NFS, TCP/IP and Ethernet.

CUSTOMERS

  Meta's customers include companies in the high speed IC design market, computer systems and other systems level customers and educational institutions. Meta's customers include AMD, Fujitsu, Motorola, Samsung, Silicon Graphics, Sun Microsystems and Texas Instruments. Of Meta's customers, no single customer accounted for more than ten percent of Meta's total revenues in the year ended December 31, 1995 or the six months ended June 30, 1996.

SALES AND MARKETING

  Meta markets its products and services worldwide. Meta markets its products and services in North America and Europe primarily through its direct sales force. In North America, Meta operates from its headquarters in California, and sales offices in Phoenix, Dallas and Boston. In Europe, Meta markets its products and services through a subsidiary in Switzerland, Meta-Software SA, its wholly owned subsidiary in Germany, Meta-Software Deutschland GmbH, located in Munich, Germany, and through country-specific distributors.

  In Asia, Meta markets its products and services primarily through a limited number of distributors and sales representatives. In Japan, Meta has established a distribution relationship with NTT-AT. NTT-AT has over 20 people dedicated to the sales and support of Meta's products in Japan. Meta has also recently opened a direct sales office of its wholly owned subsidiary in Japan, Meta-Software, Japan Inc., located in Tokyo, Japan. In Korea, Taiwan and Singapore, Meta's sales are supported by local sales representatives.

  International revenue, derived principally from sales to customers in Asia, accounted for approximately 37%, 40%, 40% and 47% of net revenue for the years ended December 31, 1993, 1994, 1995 and the six months ended June 30, 1996, respectively. NTT-AT accounted for 14%, 15%, 14% and 18% of Meta's total revenue in 1993, 1994, 1995 and the six months ended June 30, 1996, respectively. Meta's distribution agreement with NTT-AT expired in May 1996, and, subsequent to such time, Meta and NTT-AT have been conducting business in good faith on substantially the same terms as set forth in the recently terminated distributor agreement. There can be no assurance that NTT-AT will continue to serve as Meta's distributor. No other distributor, OEM or customer accounted for over ten percent of Meta's total revenue in such periods.

  Meta employs highly skilled engineers and technically proficient sales persons capable of serving the sophisticated needs of prospective customers' engineering and management staffs. Meta's sales channels, both direct and indirect, are supported by field application engineers trained by Meta.

CUSTOMER SERVICE AND SUPPORT

  A critical component of Meta's strategy is to provide a wide range of customer support services. These services include hotline support, on-site support and training. Customers with maintenance agreements receive all product enhancement releases and hotline support without additional charge. On-site support and training are priced separately. Product support is provided pursuant to renewable annual maintenance contracts. Approximately 21%, 24%, 26% and 27% of Meta's net revenue was realized from maintenance contracts in 1993, 1994, 1995 and the six months ended June 30, 1996, respectively.

RESEARCH AND DEVELOPMENT

  Meta believes that its future success will depend in large part upon its ability to enhance its current products and to develop and introduce new products on a timely and cost-effective basis. Meta's product development efforts are currently focused on developing additional products and services to complement its core business of circuit simulation and library products, including a high speed circuit simulator, a mixed signal simulator and logic model library generation tools for complex block functions. Meta has in the past acquired and may in the future acquire certain technologies as part of such development efforts. Meta's product development efforts emphasize enhancement and integration of internally and externally developed technologies. Meta is also currently developing versions of its products for use on additional platforms, including personal computers running Microsoft's Windows operating system. Meta believes that as the performance of personal computers continues to improve, IC designers will increasingly run their EDA tools on personal computers. Such a trend could result in additional competition for Meta and a decrease in the average license fee Meta receives for its products.

  As of June 30, 1996, Meta's research and development group consisted of 31 full time employees. During 1993, 1994, 1995 and the six months ended June 30, 1996, Meta's research and development expenses were $3.2 million, $4.0 million, $5.9 million and $2.9 million, respectively. To date, all software development costs have been expensed as incurred. Meta anticipates that it will continue to commit substantial resources to research and development in the future.

COMPETITION

  The EDA industry is highly competitive. In general, Meta's competition comes from two sources: EDA vendors and internal design groups of major semiconductor manufacturers. To date, most of Meta's revenue has resulted from sales of circuit simulation tools, a market segment in which Meta expects competition to increase and Meta's market share to decline, as other EDA vendors introduce simulation products and product enhancements. In addition, Meta has recently expanded its product offerings to include additional library generation tools and intends to further expand its product offerings to offer other EDA tools. In selling these products, Meta will compete increasingly with established EDA vendors, including Cadence, EPIC, Mentor, Viewlogic, MicroSim Corporation and, upon completion of the Anagram Acquisition, Avant!. Many EDA vendors have significantly greater financial, technical and marketing resources and greater name recognition than Meta. In addition, as a result of the wide acceptance of EDA tools offered by major EDA vendors, these vendors have established long-term relationships with many of Meta's current and potential customers and have the ability to offer customers a broad suite of products. There can be no assurance that these EDA vendors will not use their superior resources, visibility and installed customer bases to market their products successfully over those of Meta. Moreover, the EDA industry has become increasingly concentrated in recent years as a result of acquisitions, including the Anagram Acquisition. Meta expects that competition will increase as a result of these acquisitions and other industry consolidations.

  In addition to competition from EDA vendors, Meta also faces competition from internal design groups of major semiconductor manufacturers who design and develop their own customized simulation tools for their own particular needs and therefore may be reluctant to purchase products offered by Meta or other independent vendors. There can be no assurance that Meta will be able to convert such users to Meta's products.

  Meta believes that the principal competitive factors in the market for its products are quality of results, product performance, technical support, support of industry standards, integration of products with other tools, price and reputation. Meta believes that it currently competes favorably with respect to most of these factors. However, there can be no assurance that Meta will be able to compete successfully against current and future competitors or that competitive pressures faced by Meta will not have a material adverse effect on Meta's business, operating results or financial condition.

PROPRIETARY RIGHTS

  Meta relies primarily upon a combination of copyright, mask right and trademark laws to establish and protect proprietary rights in its products. Meta seeks to protect the source code for its products both as a trade secret and as an unpublished copyrighted work. Meta generally enters into proprietary information and confidentiality agreements with its employees and distributors, and limits access to and distribution of its software, documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use Meta's products or technology without authorization, or to develop similar technology independently. In particular, Meta has on occasion distributed its products pursuant to "shrink wrap" licenses. There can be no assurance that such licenses are enforceable. In addition, effective copyright, mask right and trade secret protection may be unavailable or limited in certain foreign countries. Meta attempts to limit the unauthorized use of its licensed software through authorization codes that are required to enable its software. Certain of Meta's customers have expressed an interest in sharing such authorization codes among their various offices located around the world. If any customer were to do so, it could pass authorization codes around its corporate wide-area network from one time zone to another, allowing it to use one licensed copy of Meta's software more efficiently. There can be no assurance that Meta will be able to prevent or discourage such use. Any such use could reduce a customer's need for additional copies of Meta's software and, as a result, could have a material adverse effect on Meta's business, operating results and financial condition. Because the EDA industry is characterized by rapid technological change, Meta believes that factors such as the technological and creative skills of its personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are more important to establishing and maintaining a technology leadership position than the various legal protections of its technology. Meta holds one patent with regard to its MASTER Toolbox product.

EMPLOYEES

  As of June 30, 1996, Meta employed a total of 117 people on a full-time basis, including 31 in research and development, 44 in sales and marketing, 21 in services and 15 in a general and administrative capacity. Meta also employs a number of temporary employees and consultants on a contract basis. None of Meta's employees is represented by a labor union with respect to his or her employment by Meta. Meta has not experienced any work stoppages and considers its relations with its employees to be good. However, Meta's future success will depend, in part, upon its ability to attract and retain qualified personnel. Competition for qualified personnel in the EDA industry is intense, and there can be no assurance that Meta will be successful in retaining its key employees or that it will be able to attract skilled personnel as Meta grows.

PROPERTY

  Meta's principal administrative, sales, marketing, research and development facility is located in one approximately 40,000 square foot building in Campbell, California. Meta leases this building from Santolina

Associates, a partnership consisting of Shawn M. Hailey and Jan Crawford (spouses) and Kim L. Hailey pursuant to a lease expiring in 1999. Meta also leases sales offices in Arizona, Texas, Massachusetts, Japan, Switzerland and Germany. Meta believes that its existing facilities are adequate to meet its current needs and that additional space will be available as needed.

  Avant! considers the Campbell, California facility to be a duplicate facility and expects to terminate this lease upon consummation of the Merger.

LEGAL PROCEEDINGS

  In March 1993, Meta filed a complaint in Santa Clara Superior Court against Silvaco Data Systems, Inc. and related parties (collectively, "Silvaco") seeking monetary damages and injunctive relief. Meta's complaint alleged, among other things, that Silvaco breached its representative agreement with Meta by withholding customer payments for products and services that had been delivered, and by failing to pay royalties on software that Silvaco sold to others. In addition, the complaint alleged that Silvaco defrauded Meta. Meta was awarded $529,828 under Santa Clara County Superior Court's judicial arbitration program in August 1995. Both parties have rejected the award and requested a trial de novo on the issues involved. In August 1995, Silvaco filed a cross-complaint against Meta alleging, among other things, that Meta owes Silvaco royalties and license fees pursuant to a DLL 2000 product development and marketing program, and unpaid commissions related to Silvaco's sale of Meta's products and services under the distributorship agreement. Meta duly filed an answer to the cross-complaint denying the allegations contained therein. In July 1996, Silvaco filed a first amended cross-complaint, adding Shawn Hailey, the President, CEO, and a major shareholder of Meta, as a personal defendant, and further alleging defamation, interference with economic advantage, unfair competition, and abuse of process by acts or statements made by Meta or its agents. Meta has duly filed an answer to the first amended cross-complaint denying the allegations contained therein.

  On September 3, 1996, Katherine Ngai Pesic and Ivan Pesic (the "Pesics"), related parties in Meta's complaint against Silvaco, filed a complaint in Santa Clara County Superior Court naming Meta, Shawn Hailey, and Meta's attorneys Thomas White and George Cole as related defendants. The Pesics' complaint alleges that Meta and related defendants abused the legal process, invaded the Pesics' privacy, and intentionally inflicted emotional distress upon them during the discovery process of Meta's case against Silvaco and the Pesics. Meta is assessing the claims asserted in the Pesics' complaint, and expects to file a demurrer and, if necessary, an answer to the complaint denying the allegations contained therein.

                       META SELECTED FINANCIAL DATA

  The statement of income data presented below for the years ended December 31, 1993, 1994 and 1995 and the balance sheet data as of December 31, 1993, 1994 and 1995 are derived from the financial statements of Meta that have been audited by KPMG Peat Marwick LLP, independent certified public accountants. The statement of income data presented below for the six-month periods ended June 30, 1995 and 1996 are derived from Meta's unaudited financial statements included elsewhere in this Joint Proxy Statement/Prospectus. The unaudited financial statements have been prepared by Meta on a basis consistent with Meta's audited financial statements and include all adjustments, consisting only of normal recurring adjustments, which management believes necessary for a fair presentation of the information. Operating results for the six-month period ended June 30, 1996 are not necessarily indicative of results to be expected for the year ending December 31, 1996 or any future period. The data set forth below should be read in conjunction with "Meta Management's Discussion and Analysis of Financial Condition and Results of Operations" and the financial statements and notes thereto included elsewhere in the this Joint Proxy Statement/Prospectus.

  The unaudited pro forma net income and per share data presented below include a provision for income taxes of approximately 36% as if Meta had been a C Corporation. The shares used in computing pro forma net income per share include 881,818 additional shares representing the shares that would need to be sold at an assumed initial public offering price of $11.00 per share to pay a final S Corporation distribution of approximately $9.7 million. See Notes 5 and 6 of Meta Notes to Financial Statements.

                                                                  SIX-MONTH
                                             YEARS ENDED        PERIODS ENDED
                                            DECEMBER 31,           JUNE 30,
                                       -----------------------  --------------
                                        1993    1994    1995     1995    1996
                                       ------- ------- -------  ------- ------
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
                                                                 (UNAUDITED)
STATEMENT OF INCOME DATA:
Net revenue:
  Product license..................... $10,523 $13,818 $17,456  $ 7,413 $9,970
  Maintenance and service.............   3,254   5,834   7,825    3,448  4,919
                                       ------- ------- -------  ------- ------
  Net revenue.........................  13,777  19,652  25,281   10,861 14,889
Cost of revenue:
  Product license.....................   1,125     683     875      434    590
  Maintenance and service.............   1,290   1,588   1,857      906  1,113
                                       ------- ------- -------  ------- ------
    Total cost of revenue.............   2,415   2,271   2,732    1,340  1,703
                                       ------- ------- -------  ------- ------
    Gross margin......................  11,362  17,381  22,549    9,521 13,186
Operating expenses:
  Research and development............   3,179   4,044   5,940    2,798  2,887
  Sales and marketing.................   4,661   6,560   8,184    3,708  5,110
  General and administrative..........   1,357   1,946   2,686    1,041  1,395
  Acquisition of technology...........     --    1,600   2,693      --     --
                                       ------- ------- -------  ------- ------
    Total operating expenses..........   9,197  14,150  19,503    7,547  9,392
                                       ------- ------- -------  ------- ------
Income from operations................   2,165   3,231   3,046    1,974  3,794
Other income, net.....................      44     104     355      109    366
                                       ------- ------- -------  ------- ------
Income before income taxes............   2,209   3,335   3,401    2,083  4,160
Income taxes..........................     147     575    (950)     186  1,478
                                       ------- ------- -------  ------- ------
Net income............................ $ 2,062 $ 2,760 $ 4,351  $ 1,897  2,682
                                       ======= ======= =======  ======= ======
Income per share......................                                  $ 0.25
                                                                        ======
Number of shares used in per share
 calculation                                                            10,622
                                                                        ======

                                                     PRO FORMA
                                    --------------------------------------------
                                         YEARS ENDED         SIX-MONTH
                                         DECEMBER 31,      PERIODS ENDED
                                    ----------------------   JUNE 30,
                                     1993   1994    1995       1995
                                    ------ ------- ------- -------------
                                                            (UNAUDITED)
                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Pro forma net income and per share
 data (unaudited):
  Income before income taxes, as
   reported.......................  $2,209 $ 3,335 $ 3,401    $ 2,083
  Pro forma income taxes..........     795   1,201   1,224        750
                                    ------ ------- -------    -------
  Pro forma net income............  $1,414 $ 2,134 $ 2,177    $ 1,333
                                    ====== ======= =======    =======
  Pro forma net income per
   share(1).......................  $ 0.16 $  0.22 $  0.22    $  0.14
                                    ====== ======= =======    =======
  Shares used in computation of
   pro forma net income per
   share(1).......................   8,834   9,792   9,866      9,792
                                    ====== ======= =======    =======
                                                     HISTORICAL
                                    --------------------------------------------
                                         DECEMBER 31,            JUNE 30,
                                    ---------------------- ---------------------
                                     1993   1994    1995       1995       1996
                                    ------ ------- ------- ------------- -------
                                                   (IN THOUSANDS)
                                                                (UNAUDITED)
BALANCE SHEET DATA:
 Cash and cash equivalents........  $3,664 $ 3,811 $25,720    $ 5,580    $ 3,891
 Working capital(2)...............   3,098   3,854  21,942      4,580     26,967
 Total assets.....................   8,788  10,776  35,095     12,900     38,313
 Total shareholders' equity.......   4,883   5,317  23,325      6,388     29,617

- --------
(1) See Note 1 of Notes to Financial Statements.
(2) Working capital is computed as current assets less current liabilities.

 META MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
                                 OF OPERATIONS

OVERVIEW

  Meta develops, markets and supports simulation and library generation software products for use in IC design. Since inception, Meta's growth has been driven primarily by growth in licenses of its proprietary circuit simulator, HSPICE. In 1993, Meta began a program of diversification by adding its Meta-Labs service and its MetaTestchip product, which are designed to address the market for testchip fabrication and model library generation. In 1994, Meta further expanded within its field of EDA expertise by acquiring in-process library generation and automated cell characterization technology now embodied in its MASTER Toolbox product. Meta also introduced a fast timing simulator, MetaCircuit, in mid-1996. In addition, Meta has generated and continues to generate revenue from maintenance, product upgrades, training and consulting activities. Products and services are sold primarily to semiconductor manufacturers through a direct sales force and a network of sales representatives and distributors.

  Meta's revenues have in the past been derived principally from HSPICE. More than 75% of Meta's net revenue in 1993, 1994, 1995 and the first six months of 1996 was generated by HSPICE-related licenses and maintenance. In addition, because Meta intends to offer additional products as part of a family of products based on HSPICE, a decline in the demand for HSPICE could have a material adverse effect on sales of Meta's other products. As a result, a decline in the demand for HSPICE could have a material adverse effect on Meta's business, operating results and financial condition. Therefore, Meta must enhance its current products and develop or acquire new products to keep pace with technological developments and emerging industry standards and to address the increasingly sophisticated needs of its customers. There can be no assurance that Meta will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these products, or that its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance.

  Operating results in 1994 were negatively affected by the $1.6 million expense of the MASTER Toolbox in-process technology purchased in the second quarter. In 1995, Meta acquired timing simulator algorithms as in-process technology, which had a negative effect upon operating results in the amount of $2.7 million. In addition, in 1993, 1994, and 1995, Meta recorded compensation expenses of $39,000, $380,000, and $484,000, respectively, related to its 1992 Stock Option/Appreciation Plan (the "1992 Plan"). These compensation expenses reflect the rights of the holders of options under the 1992 Plan to receive cash in lieu of stock upon exercise prior to Meta's initial public offering. Compensation expense has been recorded based on the vested rights of the optionholders to receive cash in lieu of stock through the date such rights were terminated. At December 31, 1995, all such rights had been terminated.

RESULTS OF OPERATIONS

  The following tables set forth, for the periods indicated, the percentages of net revenues represented by each line item reflected in Meta's statements of income.

                                                                SIX MONTHS
                                   YEAR ENDED DECEMBER 31,    ENDED JUNE 30,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
AS A PERCENTAGE OF NET REVENUE:
Net revenue:
  Product license.................    76.4%    70.3%    69.0%    68.3%    67.0%
  Maintenance and service.........    23.6     29.7     31.0     31.7     33.0
                                   -------  -------  -------  -------  -------
  Net revenue.....................   100.0    100.0    100.0    100.0    100.0
Cost of revenue:
  Product license.................     8.2      3.5      3.5      4.0      4.0
  Maintenance and service.........     9.4      8.1      7.3      8.3      7.5
                                   -------  -------  -------  -------  -------
    Total cost of revenue.........    17.6     11.6     10.8     12.3     11.5
    Gross margin..................    82.4     88.4     89.2     87.7     88.5
Operating expenses:
  Research and development........    23.1     20.6     23.5     25.8     19.4
  Sales and marketing.............    33.8     33.4     32.4     34.1     24.3
  General and administrative......     9.8      9.9     10.6      9.6      9.4
  Acquisition of technology.......     --       8.1     10.7      --       --
                                   -------  -------  -------  -------  -------
    Total operating expenses......    66.7     72.0     77.2     69.5     63.1
Income from operations............    15.7     16.4     12.0     18.2     25.4
Other income, net.................     0.3      0.5      1.4      1.0      2.5
                                   -------  -------  -------  -------  -------
Income before income taxes........    16.0     16.9     13.4     19.2     27.9
Income taxes......................     1.1      2.9     (3.8)     1.7      9.9
                                   -------  -------  -------  -------  -------
Net income........................    14.9%    14.0%    17.2%    17.5%    18.0%
                                   =======  =======  =======  =======  =======

 Net Revenue

  Meta's net revenue consists of product license revenue and maintenance and service revenue. Product license revenue consists of license fees for Meta's software products and is recognized upon shipment of product and permanent authorization codes and satisfaction of all significant customer obligations. Products typically are sold on a perpetual license basis. Maintenance and service revenue consists of fees associated with providing software maintenance, customer support, training, laboratory services and consulting. Maintenance revenue for ongoing customer support and product updates is recognized ratably over the contract term, which is generally twelve months. Maintenance fees are paid in advance and are not refundable. Revenue related to other services, including Meta-Labs, training and consulting, are generally recognized upon completion of the service performed.

  Net revenue increased 43% from $13.8 million in 1993 to $19.7 million in 1994. Net revenue increased 29% from $19.7 million in 1994 to $25.3 million in 1995. Net revenue for the six months ended June 30, 1996 increased by $4.0 million, or 37%, to $14.9 million from $10.9 million for the first six months of 1995. The increases in net revenue for all periods were due to increased HSPICE product license revenue, an increase in installed base and an increase in demand for lab services. As a percentage of Meta's net revenue, product license revenue declined from 76% in 1993 to 70% in 1994 to 69% in 1995 and to 67% for the first six months of 1996. Conversely, maintenance and service revenue, principally from maintenance and customer support, has increased as a percentage of net revenue from approximately 24% in 1993 to approximately 30% in 1994 to 31% in 1995 and to 33% in the first six months of 1996. These increases in maintenance and service revenue as a percentage of net revenue reflect the growing installed base of customers, as well as growth in other service revenue, including revenue related to Meta-Labs, training and consulting.

  Product license revenue increased 31% from $10.5 million in 1993 to $13.8 million in 1994. Product license revenue increased 27% from $13.8 million in 1994 to $17.5 million in 1995. For the six months ended June 30, 1996, product license revenues increased $2.6 million, or 34%, over the first six months of 1995. The increase in product license revenue from 1993 to 1994 is primarily related to growth in the number of HSPICE licenses sold. HSPICE-related license and maintenance revenue constituted of more than 75% of Meta's net revenue in each of 1993, 1994, 1995 and the first six months of 1996. The increase in product license revenue from 1994 to 1995 is attributable to increased HSPICE license revenue and, to a lesser extent, increased sales of MASTER Toolbox licenses. The increase in product license revenue from the first six months of 1995 to the first six months of 1996 is due primarily to increased HSPICE license revenue.

  Maintenance and service revenue increased 79% from $3.3 million in 1993 to $5.8 million in 1994. Maintenance and service revenue increased 34% from $5.8 million in 1994 to $7.8 million in 1995. Maintenance and service revenues for the six months ended June 30, 1996 increased $1.5 million, or 43%, over the first six months of 1995. The growth in maintenance and service revenue reflects the continued growth of the installed base of customers who have purchased Meta's software products, as well as the growth in other lab services and other service revenue.

  International revenue, including both product license revenue and maintenance and service revenue, was 37% of Meta's net revenue in 1993, 40% in 1994, 40% in 1995 and 47% for the six months ended June 30, 1996, respectively. Meta expects that international revenue will continue to account for a material percentage of Meta's net revenue in the future. Furthermore, Meta intends to continue to expand its operations outside of the United States, in part by the expansion of the direct sales office in Japan, and to enter additional international markets, which will require significant management attention and financial resources. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and taxes, difficulties in staffing and managing foreign operations, longer payment cycles, greater difficulty in accounts receivable collection and political and economic instability. Moreover, gains and losses on the conversion to U.S. dollars of receivables and payables arising from international operations may contribute to fluctuations in Meta's results of operations. While the effect of foreign currency fluctuations on Meta's results has not been material to date, there can be no assurance that this will continue to be the case in the future. In addition, Meta relies on distributors and manufacturers' representatives for licensing and support of a substantial portion of Meta's Asian business. Meta's distributor in Japan, NTT-AT, accounted for 14% of Meta's net revenue in 1993, 15% in 1994, 14% in 1995 and 18% for the six months ended June 30, 1996, respectively. Meta's distribution agreement with NTT-AT expired in May 1996, and, subsequent to such time, Meta and NTT-AT have been conducting business in good faith on substantially the same terms as set forth in the terminated distributor agreement. There can be no assurance that NTT-AT will continue to serve as Meta's distributor.

 Cost of Product License Revenue

  The cost of product license revenue represents the costs associated with the licensing of Meta's products, such as the costs of reproduction and delivery of software, license authorization codes and user documentation. The cost of product license revenue decreased 39% from $1.1 million in 1993 to $683,000 in 1994. Cost of product license revenue increased 28% from $683,000 in 1994 to $875,000 in 1995. Cost of product license revenue for the six months ended June 30, 1996 was $590,000, which represented a 36% increase over the same period in 1995. Cost of product license revenue decreased from 11% of product license revenue in 1993 to 5% of product license revenue in both 1994 and 1995 and 6% for the six months ended June 30, 1996. The decrease in cost of product license revenue, both in amount and as a percentage of product license revenue, from 1993 to 1994 reflects increased focus on efficiency achieved through a change in executive management and streamlining of product delivery mechanisms. The increase in cost of product license revenue from 1994 to 1995 reflects the costs of printing product manuals and an increase in personnel and customer service costs. The increase in cost of product license revenue from the first six months of 1995 to the first six months of 1996 was primarily a result of the increase in product revenue. However, cost of product license revenue as a percentage of product license revenue remained relatively constant at approximately 5% during 1994 and 1995 and at approximately 6% for the first six months of 1995 and the first six months of 1996.

 Cost of Maintenance and Service Revenue

  The cost of maintenance and service revenue includes the costs of providing software maintenance to customers (such as hotline telephone support, revision releases of the software and updated user documentation) and the costs of providing Meta-Labs services, training, and consulting. Cost of maintenance and service revenue increased 23% from $1.3 million in 1993 to $1.6 million in 1994. Cost of maintenance and service revenue increased 17% from $1.6 million in 1994 to $1.9 million in 1995. Cost of maintenance and service revenue for the six months ended June 30, 1996 was $1.1 million, which represented a 23% increase over the first six months of 1995. The increase in costs from 1993 to 1994, from 1994 to 1995 and from the first six months of 1995 to the first six months of 1996 were due primarily to an increase in personnel in the maintenance and other service areas. As a percentage of maintenance and service revenue, cost of maintenance and service revenue decreased from 40% in 1993 to 27% in 1994, due principally to an increase in revenue in the Meta-Labs services from 1993 to 1994 while costs remained relatively fixed during that period. Additionally, the software maintenance group was reorganized, and its focus on efficiency was increased through streamlining of service delivery mechanisms. Cost of maintenance and service revenue as a percentage of maintenance and service revenue declined from 27% in 1994 to 24% in 1995, due to a greater number of software revision releases (which are provided to current maintenance customers under their annual maintenance contracts) in 1994 as compared to 1995 and an increase in maintenance and other service revenue. Cost of maintenance and service revenue as a percentage of maintenance service revenue declined from 26% in the first six months of 1995 to 23% in the first six months of 1996, primarily due to the ability to service a larger installed base without increasing headcount proportionally.

 Research and Development

  Research and development expenses include the costs of creating new products and development of enhancements to existing products. Software development costs have been expensed as incurred, as software development has been completed concurrently with the establishment of technological feasibility. Meta has invested significant financial resources in its product research and development efforts, and plans to continue to do so in the future. Research and development expenses increased 27% from $3.2 million in 1993 to $4.0 million in 1994. The increase in research and development expenses from 1993 to 1994 was due to increased personnel costs, including costs associated with increased headcount and compensation expenses related to Meta's 1992 Plan discussed above. Research and development expenses increased 47% from $4.0 million in 1994 to $5.9 million in 1995. Research and development expenses were $2.9 million for the six months ended June 30, 1996, a 3% increase over the same period in 1995. The increases in research and development costs from 1994 to 1995 and from the first six months of 1995 to the first six months of 1996 were primarily caused by an increase in personnel costs, including costs associated with increased headcount, in support of an organizational focus on new and advanced technology and expanded product development efforts. Research and development expenses remained relatively constant as a percentage of net revenues, ranging from 19% to 24% in 1993, 1994, 1995 and the first six months of 1996.

 Sales and Marketing

  Sales and marketing expenses include the costs associated with the sales channels (such as personnel, commissions, remote office costs and travel), promotional events (such as trade show and technical conference attendance), and advertising and public relations programs. Sales and marketing expenses increased 41% from $4.7 million in 1993 to $6.6 million in 1994. Sales and marketing expenses increased 26% from $6.6 million in 1994 to $8.2 million in 1995. Sales and marketing expenses were $5.1 million for the six months ended June 30, 1996, which represented a 38% increase over the same period in 1995. The increase in sales and marketing expenses from 1993 to 1994 and from 1994 to 1995 are due in part to the compensation expenses related to Meta's 1992 Plan discussed above. In addition, the increases in all periods are due to increases in headcount, increases in commissions associated with increased revenues, and the opening of remote sales offices in Switzerland in 1994, and in Germany and Japan in 1995, and continued expansion of the Swiss and Japanese offices in 1996. Sales and marketing expenses remained relatively constant as a percentage of net revenue, ranging from approximately 32% to 34% in 1993, 1994, 1995 and the first six months of 1996.

 General and Administrative

  General and administrative expenses include the costs associated with Meta's executive office, human resources and finance functions. General and administrative expenses increased 43% from $1.4 million in 1993 to $1.9 million in 1994. General and administrative expenses increased 38% from $1.9 million in 1994 to $2.7 million in 1995. General and administrative expenses were $1.4 million for the six months ended June 30, 1996, which represented a 34% increase over the same period in 1995. The increases in all periods were due to an increase in personnel in the areas of finance and human resources, as Meta added administrative infrastructure and expanded its recruiting efforts. In addition, operating expenses in 1995 were impacted by compensation expenses related to Meta's 1992 Plan and a higher provision for bad debts. As a percentage of net revenue, general and administrative expenses remained relatively constant, ranging from approximately 9% to 11% in 1993, 1994, 1995 and the first six months of 1996.

 Acquisition of Technology

  In April 1994, Meta purchased and expensed in-process library generation and automated cell characterization technology now embodied in its MASTER Toolbox product. As the acquired technology had not reached technological feasibility, it was expensed upon acquisition. In November 1995, Meta purchased a set of timing simulator algorithms which had not reached technological feasibility and the cost associated with the technology was expensed upon acquisition.

 Other Income, Net

  Other income, net, consists of interest income, losses on the disposal of property and equipment, and foreign currency gains and losses. Interest income principally consists of the earnings on available cash balances, which have generally been invested in short-term money market investments substantially free from Federal and state income taxes.

  For the six months ended June 30, 1996, other income, net grew to $366,000 from $109,000 for the same period in 1995, or by 236%. This other income growth resulted from investment income attributable to the higher cash balances associated with the proceeds received from Meta's initial public offering of Common Stock in November 1995.

QUARTERLY RESULTS

  The following table sets forth certain unaudited quarterly financial data for each of the eight three-month periods through the three-month period ending June 30, 1996. In the opinion of Meta's management, this unaudited information has been prepared on the same basis as the audited financial statements contained herein and includes all adjustments (consisting only of normal recurring adjustments) that management believes are necessary to present fairly the information set forth therein. The operating results for any quarter are not necessarily indicative of results for any future period.

                                               THREE-MONTH PERIOD ENDED
                          --------------------------------------------------------------------
                                1994                     1995                       1996
                          ---------------- ---------------------------------  ----------------
                          SEPT. 30 DEC. 31 MARCH 31 JUNE 30 SEPT. 30 DEC. 31  MARCH 31 JUNE 30
                          -------- ------- -------- ------- -------- -------  -------- -------
                                               (UNAUDITED, IN THOUSANDS)
Net revenue:
  Product license.......   $3,825  $4,375   $2,903  $4,510   $4,680  $5,363    $5,044  $4,926
  Maintenance and
   service..............    1,577   1,829    1,578   1,870    2,141   2,236     2,249   2,670
                           ------  ------   ------  ------   ------  ------    ------  ------
    Net revenue.........    5,402   6,204    4,481   6,380    6,821   7,599     7,293   7,596
Cost of revenue:
  Product license.......      177     198      179     255      207     234       350     239
  Maintenance and
   service..............      431     436      444     462      438     513       571     542
                           ------  ------   ------  ------   ------  ------    ------  ------
    Total cost of
     revenue............      608     634      623     717      645     747       921     781
                           ------  ------   ------  ------   ------  ------    ------  ------
    Gross margin........    4,794   5,570    3,858   5,663    6,176   6,852     6,372   6,815
Operating expenses:
  Research and
   development..........    1,141   1,028    1,268   1,530    1,605   1,537     1,525   1,362
  Sales and marketing...    1,800   1,976    1,394   2,314    2,084   2,392     2,477   2,633
  General and
   administrative.......      460     560      473     568      938     707       622     773
  Acquisition of
   technology...........      --      --       --      --       --    2,693       --      --
                           ------  ------   ------  ------   ------  ------    ------  ------
    Total operating
     expenses...........    3,401   3,564    3,135   4,412    4,627   7,329     4,624   4,768
                           ------  ------   ------  ------   ------  ------    ------  ------
Income (loss) from
 operations.............    1,393   2,006      723   1,251    1,549    (477)    1,748   2,047
Other income, net.......        9      48       55      54       89     157       145     220
                           ------  ------   ------  ------   ------  ------    ------  ------
Income (loss) before
 income taxes...........    1,402   2,054      778   1,305    1,638    (320)    1,893   2,267
Income taxes (benefit)..      227     204       91      95      276  (1,412)      661     817
                           ------  ------   ------  ------   ------  ------    ------  ------
Net income (loss).......   $1,175  $1,850   $1,210  $  687   $1,362  $1,092    $1,232  $1,450
                           ======  ======   ======  ======   ======  ======    ======  ======

                                               THREE-MONTH PERIOD ENDED
                          -------------------------------------------------------------------
                                1994                     1995                      1996
                          ---------------- --------------------------------- ----------------
                          SEPT. 30 DEC. 31 MARCH 31 JUNE 30 SEPT. 30 DEC. 31 MARCH 31 JUNE 30
                          -------- ------- -------- ------- -------- ------- -------- -------
As a Percentage of Net
 Revenue:
Net revenue:
  Product license.......    70.8%    70.5%   64.8%    70.7%   68.6%    70.6%   69.2%    64.8%
  Maintenance and
   service..............    29.2     29.5    35.2     29.3    31.4     29.4    30.8     35.2
                           -----    -----   -----    -----   -----    -----   -----    -----
    Net revenue.........   100.0    100.0   100.0    100.0   100.0    100.0   100.0    100.0
Cost of revenue:
  Product license.......     3.3      3.2     4.0      4.0     3.0      3.1     4.8      3.2
  Maintenance and
   service..............     8.0      7.0     9.9      7.2     6.5      6.7     7.8      7.1
                           -----    -----   -----    -----   -----    -----   -----    -----
    Total cost of
     revenue............    11.3     10.2    13.9     11.2     9.5      9.8    12.6     10.3
                           -----    -----   -----    -----   -----    -----   -----    -----
    Gross margin........    88.7     89.8    86.1     88.8    90.5     90.2    87.4     89.7
Operating expenses:
  Research and
   development..........    21.1     16.6    28.3     24.0    23.5     20.2    20.9     17.9
  Sales and marketing...    33.3     31.8    31.1     36.3    30.6     31.5    34.0     34.7
  General and
   administrative.......     8.5      9.0    10.6      8.9    13.7      9.3     8.5     10.2
  Acquisition of
   technology...........     --       --      --       --      --      35.4     --       --
                           -----    -----   -----    -----   -----    -----   -----    -----
    Total operating
     expenses...........    62.9     57.4    70.0     69.2    67.8     96.4    63.4     62.8
                           -----    -----   -----    -----   -----    -----   -----    -----
Income (loss) from
 operations.............    25.8     32.3    16.1     19.6    22.7     (6.2)   24.0     26.9
Other income, net.......     0.1      0.8     1.2      0.8     1.3      2.0     2.0      2.9
                           -----    -----   -----    -----   -----    -----   -----    -----
Income (loss) before
 income taxes...........    25.9     33.1    17.3     20.4    24.0     (4.2)   26.0     29.8
Income taxes (benefit)..     4.2      3.3     2.0      1.5     4.0    (18.6)    9.1     10.8
                           -----    -----   -----    -----   -----    -----   -----    -----
Net income (loss).......    21.7%    29.8%   15.3%    18.9%   20.0%    14.4%   16.9%    19.0%
                           =====    =====   =====    =====   =====    =====   =====    =====

  Meta's quarterly operating results have in the past and may in the future vary significantly depending on factors such as increased competition, the timing of new product announcements and changes in pricing policies by Meta or its competitors, lengthy sales cycles, market acceptance or delays in the introduction of new or enhanced versions of Meta's products, the timing of significant orders, seasonal factors, the mix of direct and indirect sales and general economic conditions. In particular, in connection with Meta's acquisition of rights to certain technology under development in October 1995, Meta recognized expense of approximately $2.7 million in the fourth quarter of 1995. In addition, Meta's quarterly operating results have in the past fluctuated as a result of seasonality of customer buying patterns, with revenues for the first quarter of a year often lower than those for the last quarter of the preceding year. A substantial portion of Meta's revenue in each quarter results from orders booked in that quarter. Meta's expense levels are based, in part, on its expectations as to future revenue. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income may be disproportionately affected by a reduction in revenue because only a small portion of Meta's expenses varies with its revenue. Meta has recently experienced rapid growth and expansion. There can be no assurance that Meta will be able to grow in future periods or that it will be able to sustain its historical rate of revenue growth or, even if revenue grows, that its operations will remain profitable. Due to the foregoing factors, Meta believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance. Additionally, a significant portion of Meta's revenue in a quarter typically is received in the last few weeks or days of that quarter. As a result, Meta may not learn of, or be able to confirm, revenue shortfalls until late in the quarter or earnings shortfalls from expected levels or other failures to meet market expectations for results of operations which could have an immediate and significant adverse effect on the trading price of Meta Common Stock in any given period.

LIQUIDITY AND CAPITAL RESOURCES

  From inception in 1980 through its initial public offering of Common Stock in November 1995, Meta financed its activities through internally generated cash flow. In November 1995, Meta completed its initial public offering of 2,300,000 shares of Common Stock. The cash proceeds from the initial public offering, net of expenses, were approximately $24.7 million. At December 31, 1995, Meta had $25.7 million in cash and cash equivalents. Cash and cash equivalents decreased to $3.9 million at June 30, 1996 primarily from net purchases of $20.5 million in short term investments and the final distribution of $1.8 million to Subchapter S Corporation shareholders. In total, cash and cash equivalents and short term investments decreased by $1.3 million from December 31, 1995 to $24.4 million at June 30, 1996. Net cash used in operations for the first six months of 1996 was $686,000. Cash used in investing activities, other than that invested in short term investments, was related to the purchase of leasehold improvements, fixed assets, primarily computers, software and office furnishings. Cash used in financing activities related to the final $1.8 million distribution to shareholders was partially offset by the proceeds from the exercise of stock options by employees.

  Meta had a line of credit secured by eligible accounts receivable which expired on June 30, 1996 and will not be renewed. There were no borrowings against the line of credit during its effective period.

  It is Meta's opinion that existing cash and the cash generated by operations will satisfy Meta's working capital requirements through at least 1996.

                MARKET PRICE OF META'S COMMON STOCK; DIVIDENDS

  Meta's Common Stock is traded on The Nasdaq National Market under the symbol "MESW."

  The following table sets forth the high and low closing sale prices per share for the periods indicated, as reported by The Nasdaq National Market. The quotations shown represent inter-dealer prices without adjustment for retail markups, markdowns, or commissions, and may not necessarily reflect actual transactions.

                                                                   PRICE RANGE
                                                                  COMMON STOCK
                                                                  -------------
          QUARTER ENDED                                            HIGH   LOW
          -------------                                           ------ ------
   1995:
     December 31, 1995 (beginning November 7, 1995).............. $20.00 $15.00
   1996:
     March 31, 1996.............................................. $19.50 $13.25
     June 30, 1996............................................... $18.88 $15.38
     September 30, 1996 (through September 25, 1996)............. $17.25 $10.50

  On August 21, 1996, the last full trading day before public announcement of the execution of the Plan of Reorganization by Avant! and Meta, the closing sale price of Meta Common Stock as reported by The Nasdaq National Market was $10.75 per share. On September 25, 1996, the last trading day for which quotations were available at the time of printing this Joint Proxy Statement/Prospectus, the closing sale price of Meta Common Stock as reported by The Nasdaq National Market was $12.00 per share.

  As of September 27, 1996, there were approximately 30 holders of record of Meta's Common Stock.

  Meta has not paid any dividends on its Common Stock other than dividends for S Corporation shareholders to pay their share of income taxes on S Corporation earnings and the final distribution of S Corporation earnings to S Corporation shareholders in connection with the Company's conversion from S Corporation to C Corporation status at the time of its initial public offering. Meta currently intends to retain any future earnings for use in its business.

                             META MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

  The following table sets forth certain information regarding each executive officer or director of Meta who will serve as an executive officer or director of Avant! following the Merger:

        NAME                         AGE           POSITION WITH META
        ----                         ---           ------------------
   Shawn M. Hailey..................  46 Chairman of the Board of Directors,
                                          President and Chief Executive Officer
   Kim L. Hailey....................  46 Director, Executive Vice President
                                          and Vice President of Engineering

  Following the Merger, the Avant! Board of Directors intends that Shawn M. Hailey will serve as a director of Avant!, and Kim L. Hailey will serve as the Vice President, Process Environment Division, of Avant!.

  Shawn M. Hailey, a co-founder of Meta, has served as President, Chief Executive Officer and Chairman of the Board of Directors of Meta since its inception in 1978. Prior to 1978, Mr. Hailey held engineering and management positions involving circuit design at Advanced Micro Devices, Inc., where he established the MOS Microprocessor Department and the EPROM group.

  Kim L. Hailey, a co-founder of Meta, has served as Vice President of Engineering since May 1996, as Executive Vice President of Meta since July 1991, and as a director of Meta since July 1988. From December 1994 until May 1996, Mr. Hailey served as Vice President of Next Technology of Meta. Mr. Hailey previously served as Vice President and Secretary of Meta. Prior to co-founding Meta, Mr. Hailey held various circuit and systems engineering design positions with General Instrument Corp. and Xerox Corporation.

COMPENSATION OF DIRECTORS

  Directors who are employees of Meta receive no compensation for their services as directors. Directors who are not employees of Meta receive a retainer of $10,000 per year, $1,000 per Board meeting attended, and $500 per committee meeting attended, plus payment of out-of-pocket expenses relating to their service as Board members. In addition, under Meta's 1995 Directors' Stock Option Plan, non-employee directors receive an initial grant of an option to purchase 7,500 shares of Meta's Common Stock upon their election to the Board, and an additional grant of an option to purchase 7,500 shares upon their election at each annual meeting of shareholders if they have served on the Board for at least six months prior to such annual meeting. Upon consummation of the Merger, the vesting of an aggregate of 15,000 shares underlying options held by non-employee directors of Meta will accelerate.

EXECUTIVE COMPENSATION

  The following table sets forth certain information concerning compensation paid by Meta for services rendered by Shawn M. Hailey and Kim L. Hailey to Meta during the periods indicated.

                          SUMMARY COMPENSATION TABLE


                                        ANNUAL COMPENSATION
                                     -------------------------    ALL OTHER
     NAME & PRINCIPAL POSITION       YEAR SALARY ($) BONUS ($) COMPENSATION ($)
     -------------------------       ---- ---------- --------- ----------------
Shawn M. Hailey..................... 1995  $180,000   $98,010       1,648(1)
 President and Chief Executive
  Officer                            1994  $180,000   $72,000       4,682(2)
Kim L. Hailey....................... 1995  $180,000   $85,536       1,648(1)
 Executive Vice President and Vice   1994  $180,000   $52,250       4,682(2)
  President of Engineering

- --------
(1) Consists of matching contributions of $1,000 under Meta's 401(k) Profit Sharing Plan (the "401(k) Plan"), and $648 paid in premiums for Life and Accidental Death, Disability and Dismemberment Insurance ("Life and AD&D Insurance").
(2) Consists of $4,392 in matching contributions under the 401(k) Plan and $290 paid in premiums for Life and AD&D Insurance.

                             CERTAIN TRANSACTIONS

  From October 1, 1988 through October 31, 1995, Meta operated as an S Corporation for tax purposes. As such, during such period corporate income was taxable directly to Meta's shareholders, rather than to Meta (other than California S Corporation franchise tax and certain foreign taxes, which were imposed on Meta's net income). For the years ended December 31, 1993 and 1994, Meta made distributions to the shareholders of $1.6 million and $2.9 million, respectively. With respect to the period ended December 31, 1995, Meta declared a final distribution to shareholders of approximately $11.1 million, representing undistributed tax basis earnings through the S Corporation termination date (October 31, 1995).

  In connection with Meta's initial public offering, Shawn M. Hailey and Kim
L. Hailey entered into an S Corporation Termination, Tax Allocation and Indemnification Agreement providing that Meta will be indemnified by such shareholders, jointly and severally, with respect to certain federal or state corporate income taxes (plus interest and penalties) attributable to the failure of Meta to qualify as an S Corporation for any period or in any jurisdiction for which S Corporation status was claimed through the date of termination of S Corporation status. In the case of tax liability arising out of any defect in the proper and timely execution, preparation and/or filing of Meta's election to be treated as an S Corporation, there is no limit on the amount or time of the indemnification obligation of the shareholders under the S Corporation Termination, Tax Allocation and Indemnification Agreement. In the case of tax liability arising out of a failure of Meta to qualify as an S Corporation for any other reason, the aggregate indemnification obligation of the shareholders under the S Corporation Termination, Tax Allocation and Indemnification Agreement is limited to $7,000,000 if the tax liability is asserted within four years after the later of the due date or the date of filing of Meta's tax return for its final S Corporation year, $4,666,667 if the tax liability is asserted within the next one-year period, $2,333,333 if the tax liability is asserted within the next one-year period, and nothing thereafter. The shareholders may, at their option, satisfy any indemnification obligation in cash or shares of Meta Common Stock valued for this purpose at 70% of the average closing price of Meta Common Stock for the 60-day period prior to the due date of the indemnification payment.

  Meta currently leases its facilities at 1300 White Oaks Road, Campbell, California pursuant to a leasing agreement with Santolina Associates, a partnership consisting of Shawn M. Hailey and Jan Crawford (spouses) and Kim
L. Hailey. Under the terms of the lease, Meta pays a monthly lease payment of $47,000 for 40,000 square feet of manufacturing and office space. The lease was entered into in December 1990 and expires in August 1999. Meta believes that the terms of this lease are no less favorable than would be received from a third party in an arm's length transaction. Avant! considers this facility to be a duplicate facility and expects to terminate this lease upon consummation of the Merger.

      STOCK OWNERSHIP OF META MANAGEMENT AND PRINCIPAL META SHAREHOLDERS

  The following table sets forth information that has been provided to Meta with respect to beneficial ownership of shares of Meta Common Stock as of July 31, 1996 for (i) each person who is known by Meta to own beneficially more than five percent of the outstanding shares of Meta Common Stock, (ii) each named executive officer of Meta, as defined by the Exchange Act, (iii) each director of Meta and (iv) all directors and executive officers of Meta as a group.

                                               SHARES BENEFICIALLY OWNED(1)
                                               -------------------------------
                      NAME                         NUMBER          PERCENT
                      ----                     ---------------- --------------
   Shawn M. Hailey............................        4,493,000         44.1%
     c/o Meta-Software, Inc.
      1300 White Oaks Road
      Campbell, CA 95008
   Kim L. Hailey..............................        2,988,201         29.3%
     c/o Meta-Software, Inc.
      1300 White Oaks Road
      Campbell, CA 95008
   Vic Kulkarni(2)............................           32,926         *
   Alan L. Lipinski(3)........................              --          --
   Robert W. McGuffin(4)......................              --          --
   William C. Smith(5)........................           89,296         *
   John H. Wright(6)..........................           38,725         *
   Joshua Pickus(7)...........................            7,500         *
   A.E. Ross(8)...............................            7,500         *
   All directors and executive officers as a
    group (9 persons)(9)......................        7,697,153         75.6%

- --------
*  Less than 1%.
(1) Except pursuant to applicable community property laws, Meta believes the persons named in the table have sole voting and investment power with respect to all shares.


(2) Includes 7,291 shares issuable pursuant to options exercisable within 60 days of July 31, 1996.

(3) Mr. Lipinski resigned from his position as Meta's Vice President, Sales in May 1996.

(4) Mr. McGuffin resigned from his position as Meta's Vice President, Product Groups in July, 1996.

(5) Includes 3,333 shares issuable pursuant to options exercisable within 60 days of July 31, 1996 and 56,250 shares issuable upon the exercise of stock options the vesting of which accelerates upon completion of the Merger.

(6) Includes 8,166 shares issuable pursuant to options exercisable within 60 days of July 31, 1996.



(7) Includes 7,500 shares issuable upon the exercise of stock options the vesting of which accelerates upon completion of the Merger.

(8) Includes 7,500 shares issuable upon the exercise of stock options the vesting of which accelerates upon completion of the Merger.

(9) See footnotes (1) through (8).

                      DESCRIPTION OF AVANT! CAPITAL STOCK

  The authorized capital stock of Avant! consists of 50,000,000 shares of Avant! Common Stock, and 5,000,000 shares of Preferred Stock ("Preferred Stock"), $.0001 par value. As of September 30, 1996, there were 16,276,087 shares of Common Stock issued held by 120 holders of record and no shares of Preferred Stock issued and outstanding.

COMMON STOCK

  Holders of shares of Avant! Common Stock are entitled to one vote per share on all matters to be voted on by stockholders. Subject to the preferences that may be applicable to any outstanding Preferred Stock, holders of Avant! Common Stock are entitled to receive ratably such dividends, if any, as may be declared by the Avant! Board in its discretion from funds legally available therefor. In the event of a liquidation, dissolution, or winding up of Avant!, holders of Avant! Common Stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any outstanding Preferred Stock. Holders of Avant! Common Stock have no preemptive rights and have no rights to convert their Avant! Common Stock into any other securities. The outstanding shares of Avant! Common Stock are, and the Avant! Common Stock to be outstanding upon completion of the offering will be, validly issued, fully paid and nonassessable.

PREFERRED STOCK

  The Avant! Board has the authority to cause Avant! to issue up to 5,000,000 shares of Preferred Stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences and the number of shares constituting any series or the designation of such series, without any further vote or action by the stockholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of Avant! without further action by the stockholders and could adversely affect the rights and powers, including voting rights, of the holders of Avant! Common Stock. In certain circumstances, this could have the effect of decreasing the market price of the Avant! Common Stock. Avant! has no present plans to issue any shares of Preferred Stock.

ANTITAKEOVER EFFECTS OF PROVISIONS OF THE CERTIFICATE OF INCORPORATION, BYLAWS AND DELAWARE LAW

  Certificate of Incorporation and Bylaws. Avant!'s Certificate of Incorporation ("Avant!'s Certificate") provides that all stockholder action must be effected at a duly called meeting and not by a consent in writing. In addition, Avant!'s Amended and Restated Bylaws ("Avant!'s Bylaws") do not permit stockholders of Avant! to call a special meeting of stockholders. These provisions of Avant!'s Certificate and Avant!'s Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of Avant!. Such provisions are intended to enhance the likelihood of continuity and stability in the composition of the Avant! Board and in the policies formulated by the Avant! Board and to discourage certain types of transactions that may involve an actual or threatened change of control of Avant!. In addition, these provisions are designed to reduce the vulnerability of Avant! to an unsolicited acquisition proposal and are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for Avant!'s shares and, as a consequence, they also may inhibit fluctuations in the market price of Avant!'s shares which could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of Avant!.

  Delaware Takeover Statute. Avant! is subject to Section 203 of the DGCL ("Section 203") which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the

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interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned
(a) by persons who are directors and also officers and (b) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

  Section 203 defines "business combination" to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition involving the interested stockholder of ten percent or more of the assets of the corporation; (iii) subject to certain exceptions, any transaction which results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation which has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

REGISTRATION RIGHTS

  The holders of approximately 2,950,000 shares of Avant! Common Stock (the "Registrable Securities") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between Avant! and the holders of such Registrable Securities, if Avant! proposes to register any of its securities under the Securities Act, either for its own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such Avant! Common Stock therein. Additionally, holders of approximately 1,475,000 shares of the Registrable Securities are also entitled to certain demand registration rights pursuant to which they may require Avant! to file a registration statement under the Securities Act at its expense with respect to their shares of Avant! Common Stock, and Avant! is required to use its best efforts to effect such registration. Further, the holders of such demand rights may require Avant! to file additional registration statements on Form S-3 registering the resale of such shares. All of these registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration and the right of Avant! not to effect a requested registration within six months following an offering of Avant!'s securities. Under the terms of the agreement between Avant! and the holders of the Registrable Securities, no registration rights exist in connection with the issuance of Avant! Common Stock to Meta shareholders in the Merger.

TRANSFER AGENT AND REGISTRAR

  Harris Trust Company of California at (213) 239-0671 serves as the transfer agent and registrar for Avant! Common Stock.


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

                   COMPARISON OF RIGHTS OF HOLDERS OF AVANT!
                 COMMON STOCK AND HOLDERS OF META COMMON STOCK

  As a result of the Merger, holders of Meta Common Stock will be exchanging their shares of a California corporation which is governed by the CGCL and Meta's Amended and Restated Articles of Incorporation ("Meta's Articles") and Amended and Restated Bylaws ("Meta's Bylaws"), for shares of the common stock of Avant!, a Delaware corporation, which is governed by the DGCL, Avant!'s Certificate and Avant!'s Bylaws. While the rights and privileges of stockholders of a Delaware corporation such as Avant! are, in many instances, comparable to those of shareholders of a California corporation such as Meta, there are certain differences. The following is a summary of the material differences between the rights of holders of Meta Common Stock and the rights of holders of Avant! Common Stock at the date hereof. These differences arise from differences between the DGCL and the CGCL and between Avant!'s Certificate and Avant!'s Bylaws on the one hand and Meta's Articles and Meta's Bylaws on the other.

  Mergers and Consolidations.

  The DGCL requires the approval of the Avant! Board of Directors and the holders of a majority of the outstanding shares of Avant! Common Stock entitled to vote thereon for mergers or consolidations, and for sales, leases or exchanges of substantially all of Avant!'s property and assets. The DGCL would permit Avant! to merge with another corporation without obtaining the approval of Avant!'s stockholders if: (i) Avant! is the surviving corporation of the merger; (ii) the merger agreement does not amend Avant!'s Certificate;
(iii) each share of Avant! Common Stock outstanding immediately prior to the effective date of the merger is to be an identical outstanding or treasury share of Avant! Common Stock after the merger; and (iv) any authorized but unissued shares or treasury shares of Avant! Common Stock to be issued or delivered under the plan of merger plus those initially issuable upon conversion of any other securities or obligations to be issued or delivered under such plan do not exceed 20% of the shares of Avant! Common Stock outstanding immediately prior to the effective date of the merger.

  The CGCL requires that the principal terms of a merger be approved by the affirmative vote of a majority of the outstanding shares of each class entitled to vote thereon, except that, unless required by its articles of incorporation, no authorizing shareholder vote is required of a corporation surviving a merger if the shareholders of such corporation shall own, immediately after the merger, more than five-sixths of the voting power of the surviving corporation or its parent. Meta's Articles do not require a greater percentage vote. The CGCL further requires the affirmative vote of a majority of the outstanding shares entitled to vote thereon if (a) the surviving corporation's articles of incorporation will be amended and would otherwise require shareholder approval or (b) shareholders of such corporation will receive shares of the surviving corporation having different rights, preferences, privileges or restrictions (including shares in a foreign corporation) than the shares surrendered. Shareholder approval is not required under the CGCL for mergers or consolidations in which a parent corporation merges or consolidates with a subsidiary of which it owns at least 90% of the outstanding shares of each class of stock.

  Anti-Takeover Provisions.

  Avant! is subject to the provisions of Section 203 of the DGCL ("Section 203") which prohibits a "business combination" (defined in Section 203 as generally including mergers, sales and leases of assets, issuances of securities, and similar transactions) by Avant! or a subsidiary with an "interested stockholder" (defined in Section 203 as generally the beneficial owner of 15% or more of Avant! Common Stock) within three years after the person or entity becomes an interested stockholder, unless (i) prior to the person or entity becoming an interested stockholder, the business combination or the transaction pursuant to which such person or entity became an interested stockholder shall have been approved by Avant!'s Board of Directors, (ii) upon consummation of the transaction in which he became an interested stockholder, the interested stockholder holds at least 85% of the Avant! Common Stock (excluding shares held by persons who are both officers and directors and shares held by certain employee benefit plans), or (iii) the business combination is approved by Avant!'s

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Board of Directors and by the holders of at least two-thirds of the outstanding Avant! Common Stock, excluding shares owned by the interested stockholder. See "Description of Avant! Capital Stock--Antitakeover Effects of Provisions of the Certificate of Incorporation, Bylaws and Delaware Law."

  The DGCL requires a vote of the corporation's board of directors followed by the affirmative vote of a majority of the outstanding stock of each class entitled to vote for any amendment to the certificate of incorporation, unless a greater level of approval is required by the certificate of incorporation. Avant!'s Certificate requires the approval of 80% of the total number of shares entitled to vote for the amendment of provisions relating to (a) the rights of the board of directors and the stockholders to amend Avant!'s Bylaws; (b) the removal of members of the board of directors; (c) the inability of the stockholders to take any action by written consent; and (d) the vote required to amend Avant!'s Certificate. If an amendment would alter the powers, preferences or special rights of a particular class or series of stock so as to affect them adversely, the class or series shall be given the power to vote as a class notwithstanding the absence of any specifically enumerated power in the certificate of incorporation. The DGCL also states that the power to adopt, amend or repeal the bylaws of a corporation shall be in the stockholders entitled to vote, provided that the corporation in its certificate of incorporation may confer such power on the board of directors in addition to the stockholders. Avant!'s Certificate expressly authorizes the board of directors to adopt, amend or repeal Avant!'s Bylaws. Avant!'s Certificate requires the approval of 80% of the total number of shares entitled to vote for the amendment of certain provisions of Avant!'s Bylaws relating to (i) the calling of special meetings of stockholders; (ii) the advance notice requirement for nominations of persons for election to the board of directors by stockholders; and (iii) the advance notice requirement for business brought before the annual meeting of stockholders by a stockholder.

  Unless otherwise specified in a California corporation's articles of incorporation, an amendment to the articles of incorporation requires the approval of the corporation's board of directors and the affirmative vote of a majority of the outstanding shares entitled to vote thereon, either before or after the board approval. Meta's Articles do not require a greater level of approval for an amendment thereto. Under the CGCL, the holders of the outstanding shares of a class are entitled to vote as a class if a proposed amendment to the articles of incorporation would: (a) increase or decrease the aggregate number of authorized shares of such class; (b) effect an exchange, reclassification or cancellation of all or part of the shares of such class, other than a stock split; (c) effect an exchange, or create a right of exchange, of all or part of the shares of another class into the shares of such class; (d) change the rights, preferences, privileges or restrictions of the shares of such class; (e) create a new class of shares having rights, preferences or privileges prior to the shares of such class, or increase the rights, preferences or privileges or the number of authorized shares having rights, preference or privileges prior to the shares of such class; (f) in the case of preferred shares, divide the shares of any class into series having different rights, preferences, privileges or restrictions or authorize the board of directors to do so; or (g) cancel or otherwise affect dividends on the shares of such class which have accrued but have not been paid. Under the CGCL, a corporation's bylaws may be adopted, amended or repealed either by the board of directors or the shareholders of the corporation. Meta's Bylaws provide that Meta's Bylaws may be adopted, amended or repealed either by the vote of the holders of a majority of the outstanding shares entitled to vote or by the board of directors; provided, however, that the Meta Board may not amend Meta's Bylaws in order to change the authorized number of directors (except to alter the authorized number of directors within the existing range of a minimum of five and a maximum of nine directors).

  The CGCL provides that, except where the fairness of the terms and conditions of the transaction has been approved by the California Commissioner of Corporations and except in a "short-form" merger (the merger of a parent corporation with a subsidiary in which the parent owns at least 90% of the outstanding shares of each class of the subsidiary's stock), if the surviving corporation or its parent corporation owns, directly or indirectly, shares of the target corporation representing more than 50% of the voting power of the target corporation prior to the merger, the nonredeemable common stock of a target corporation may be converted only into nonredeemable common stock of the surviving corporation or its parent corporation, unless all of the shareholders of the class consent. The effect of this provision is to prohibit a cash-out merger of minority

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

shareholders, except where the majority shareholders already own 90% or more of the voting power of the target corporation and could, therefore, effect a short-form merger to accomplish such a cash-out of minority shareholders.

  Appraisal Rights. The rights of appraisal of dissenting shareholders of Meta are governed by the CGCL. Pursuant thereto, any shareholder has the right to dissent from any merger or consolidation, except that no such appraisal rights are available for the shares of any class or series if (a) approval of the Merger by the shareholders is not required under Section 1201 of the CGCL, or
(b) such shares are then redeemable by the corporation at a price not greater than the cash to be received in exchange for such shares. See "Dissenters' Rights."

  Under the DGCL, stockholders are entitled to certain limited rights of appraisal. No appraisal rights shall be available, however, for the holders of any shares of a stock of a constituent Delaware corporation to a merger if that corporation survives the merger and the merger did not require for its approval the vote of the stockholders of such constituent Delaware corporation. Moreover, under the DGCL, no appraisal rights are available to stockholders of a Delaware constituent corporation to a merger for any shares of stock which, at the record date for the vote on such merger, were either
(a) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (i.e., The Nasdaq National Market), or
(b) held of record by more than 2,000 stockholders. Appraisal rights are available to Delaware stockholders in any event if such stockholders are required by the terms of an agreement of merger or consolidation to accept for such stock of the constituent corporation anything except: (w) shares of stock of the corporation surviving or resulting from such merger or consolidation;
(x) shares of stock of any other corporation which, at the effective date of the merger or consolidation, will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (for example, The Nasdaq National Market) or held of record by more than 2,000 stockholders; (y) cash in lieu of fractional shares of the corporation described in clauses (a) and (b) above; or (z) any combination of the shares of stock and cash in lieu of fractional shares described in clauses (w), (x) and (y) above.

  Special Meetings. Under the CGCL, special meetings of shareholders may be called by a corporation's board of directors, the chairman of the board of directors, the president, the holders of shares entitled to cast not less than ten percent of the votes at such meeting or such additional persons as may be provided in the corporation's articles or bylaws. Meta's Bylaws do not provide for any such additional persons to call special meetings of shareholders.

  Under the DGCL, special meetings of stockholders may be called by a corporation's board of directors or such person or persons as may be authorized by such corporation's certificate of incorporation or bylaws. Avant!'s Bylaws provide that special meetings of stockholders may be called by the president and shall be called by the president or secretary at the written request of a majority of the Avant! Board of Directors. Avant!'s Bylaws further provide that only such business shall be conducted at a special meeting of stockholders as shall have been specified in the notice of such meeting.

  Actions Without a Meeting. Under the DGCL and the CGCL, unless otherwise provided in the certificate or articles of incorporation, any action required to be taken or which may be taken at an annual or special meeting of stockholders or shareholders may be taken without a meeting if a consent in writing is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize such action at a meeting at which all shares entitled to vote were present and voted. Avant!'s Certificate provides that any action by the stockholders must be taken at an annual special meeting of stockholders and may not be taken by written consent. Meta's Articles provide that action by written consent of stockholders is permitted, except that directors may not be elected by written consent except by unanimous written consent of all shares entitled to vote for the election of directors.

  Proxy Requirements. Under the CGCL, proxies are valid for an eleven-month period unless a different period is expressly provided for in the appointment form. Under the DGCL, proxies are valid for up to three

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years unless otherwise specified therein. In addition, the CGCL specifies that, if the appointment form conspicuously states that it is irrevocable, proxies from pledgees, purchasers of the shares, creditors, contract employees, and persons designated in a shareholder agreement, and other proxies coupled with an interest, are, under certain circumstances irrevocable. Under the DGCL, a proxy is irrevocable if it specifically states that it is irrevocable if, and only as long as, it is coupled with an interest sufficient in law to support that power.

  Derivative Actions. The CGCL provides that a shareholder bringing a derivative action on behalf of the corporation need not have been a shareholder at the time of the transaction in question, provided that certain tests are met. The CGCL also provides that the corporation or the defendant in a derivative suit may make a motion to the court for an order requiring the plaintiff shareholder to furnish a security bond.

  Derivative actions may be brought in Delaware by a stockholder on behalf of, and for the benefit of, the corporation. The DGCL provides that a stockholder must represent in the complaint that he or she was a stockholder of the corporation at the time of the transaction of which he or she complains. A stockholder may not sue derivatively unless he first makes demand on the corporation that it bring suit and such demand has been refused, unless it is shown that such demand would have been futile. The DGCL does not have a bonding requirement similar to that of the CGCL.

  Dividends. The CGCL provides that a corporation may, unless otherwise restricted by its articles of incorporation, make distributions (including cash dividends) to its shareholders (a) if the amount of the retained earnings of the corporation immediately prior to such distribution equals or exceeds the amount of such distribution; (b) if, after giving effect to such distribution, the sum of the assets of the corporation (exclusive of goodwill, capitalized research and development expenses and deferred charges) would be at least equal to 125% of its liabilities (not including deferred taxes, deferred income and other deferred credits); or (c) if such corporation's total current assets would be at least equal to its current liabilities or, if the average of the earnings of the corporation before taxes on income and before interest expense for the two preceding fiscal years was less than the average of the interest expense of the corporation for those fiscal years, at least equal to 125% of its current liabilities. Meta's Bylaws provide that the Meta Board of Directors may pay distributions and dividends as permitted by law and by Meta's Articles. A Delaware corporation may pay dividends not only out of surplus (the excess of net assets over capital) but also out of net profits for the current or preceding fiscal year if it has no surplus, subject to any restrictions contained in the certificate of incorporation. Avant!'s Certificate contains no restrictions on dividend payments.

  Indemnification. The DGCL provides that a corporation may indemnify its present and former directors, officers, employees and agents against all reasonable expenses (including attorneys' fees) and, against all judgments, fines and amounts paid in settlement in actions brought against them (except in actions by or in the right of the corporation) if such person acted in good faith, and in a manner which he or she reasonably believed to be in, or not opposed to, the best interests of the stockholders and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. The corporation shall indemnify such person to the extent that he or she is successful on the merits or otherwise in the defense of any claim, issue or matter associated with an action. Avant!'s Certificate provides for indemnification of directors or officers to the fullest extent authorized by the DGCL.

  Under the CGCL, (i) a corporation has the power to indemnify present and former directors, officers, employees and agents against expenses, judgments, fines and settlements (other than in connection with actions by or in the right of the corporation) if that person acted in good faith and in a manner the person reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe the conduct of the person was unlawful, and (ii) a corporation has the power to indemnify, with certain exceptions, any person who is a party to any action by or in the right of the corporation, against expenses actually and reasonably incurred by that person in connection with the defense or settlement of the action if the person acted in good faith and in a manner the person believed to be in the best interests of the corporation and its shareholders.


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

  The indemnification authorized by the CGCL is not exclusive, and a corporation may grant its directors, officers, employees or other agents certain additional rights to indemnification. Meta's Articles and the Meta's Bylaws provide for the indemnification of its agents (as defined under the CGCL) to the fullest extent permissible under the CGCL, which may be in excess of the indemnification expressly permitted by Section 317 of the CGCL, subject to the limits set forth in Section 204 of the CGCL with respect to actions for breach of duty to the corporation and its shareholders.

  The DGCL and the CGCL allow for the advance payment on an indemnitee's expenses prior to the final disposition of an action, provided that the indemnitee undertakes to repay any such amount advanced if it is later determined that the Indemnitee is not entitled to indemnification with regard to the action for which the expenses were advanced.

  Fiduciary Duties of Directors. Directors of corporations incorporated or organized under the DGCL and the CGCL have fiduciary obligations to the corporation and its shareholders. Pursuant to these fiduciary obligations, the directors must act in accordance with the so-called duties of "care" and "loyalty." Under the DGCL, the duty of care requires that the directors act in an informed and deliberative manner and to inform themselves, prior to making a business decision, of all material information reasonably available to them. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest and in a manner that the directors reasonably believe to be in the best interest of the corporation. Under the CGCL, the duty of loyalty requires directors to perform their duties in good faith in a manner that the directors reasonably believe to be in the best interest of the corporation and its stockholders. The duty of care requires that the directors act with such care, including reasonable inquiry, as an ordinarily prudent person in a like position would exercise under similar circumstances.

  Limitation of Liability. The DGCL and the CGCL each provide that the charter documents of the corporation may include provisions which limit or eliminate the liability of directors to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided such liability does not arise from certain proscribed conduct, including, in the case of the DGCL, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, breach of the duty of loyalty, the payment of unlawful dividends or expenditure of funds for unlawful stock purchases or redemptions or transactions from which such director derived an improper personal benefit, or, in the case of the CGCL, intentional misconduct or knowing and culpable violation of law, acts or omissions that a director believes to be contrary to the best interest of the corporation or its shareholders or that involve the absence of good faith on the part of the director, the receipt of an improper personal benefit, acts or omissions that show reckless disregard for the director's duty to the corporation or its shareholders, where the director in the ordinary course of performing a director's duties should be aware of a risk of serious injury to the corporation or its shareholders, acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the corporation and its shareholders, interested transactions between the corporation and a director in which a director has a material financial interest and liability for improper distributions, loans or guarantees. Avant!'s Certificate contains a provision limiting the liability of its directors to the fullest extent permitted by the DGCL. Meta's Articles contain a provision limiting the liability of its directors to the fullest extent provided by the CGCL.

  Cumulative Voting for Directors. Under the CGCL, unless, subject to certain statutory restrictions, prohibited in the corporation's articles of incorporation, if any shareholder has given notice of his or her intention to cumulate votes for the election of directors, any other shareholder of the corporation is also entitled to cumulate his or her votes at such election. Meta's Articles do not prohibit cumulative voting. Cumulative voting must be expressly provided for in the certificate of incorporation of a Delaware corporation. Avant!'s Certificate of Incorporation does not provide for cumulative voting.

  Filling Vacancies on the Board of Directors. Under the DGCL, unless the bylaws or certificate of incorporation provides otherwise, the board of directors may fill vacancies, including vacancies created by an increase in the number of directors. If the directors remaining in office constitute less than a quorum of the board, the vacancy may be filled by the affirmative vote of a majority of all the directors then in office, or by the sole

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

remaining director. Avant! Bylaws mirror this statutory provision. The CGCL grants similar authority to the directors, subject to a provision to the contrary in the articles of incorporation; provided, however, that unless otherwise provided by the bylaws or articles of incorporation, only the shareholders may fill vacancies created by the removal of directors.

  Removal of Directors. Under the CGCL, any director or the entire board of directors may be removed, with or without cause, with the approval of a majority of the outstanding shares entitled to vote; however, no individual director may be removed (unless the entire board is removed) if the number of votes cast against such removal would be sufficient to elect the director under cumulative voting. Stockholders of a Delaware corporation holding a majority of the outstanding shares entitled to vote for directors may remove a director with or without cause, except in certain cases involving classified boards or where cumulative voting is permitted. Avant!'s Bylaws provide for such removal with or without cause.

  Inspection of Books and Records. Under the CGCL, any shareholder of record who is the holder of at least five percent of all of the outstanding shares of stock of a corporation is entitled to examine and copy a corporation's shareholder ledger. The CGCL also provides that any shareholder of record may inspect the accounting books and records of the corporation for a purpose reasonably related to such holder's interests as a shareholder. Under the DGCL, any stockholder has the right to inspect and make copies of the stockholder ledger and other books and records of the corporation upon written demand.

  THE FOREGOING IS AN ATTEMPT TO SUMMARIZE THE MORE IMPORTANT DIFFERENCES IN THE CORPORATION LAWS OF THE TWO STATES AND DOES NOT PURPORT TO BE A COMPLETE LISTING OF DIFFERENCES IN THE RIGHTS AND REMEDIES OF HOLDERS OF SHARES OF CALIFORNIA, AS OPPOSED TO DELAWARE, CORPORATIONS. SUCH DIFFERENCES CAN BE DETERMINED IN FULL BY REFERENCE TO THE CGCL AND TO THE DGCL. IN ADDITION, THE LAWS OF CALIFORNIA AND DELAWARE PROVIDE THAT SOME OF THE STATUTORY PROVISIONS AS THEY AFFECT VARIOUS RIGHTS OF HOLDERS OF SHARES MAY BE MODIFIED BY PROVISIONS IN THE ARTICLES OF INCORPORATION, CHARTER OR BYLAWS OF THE CORPORATION.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Avant! Common Stock to be issued in connection with the Merger will be passed upon for Avant! by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Palo Alto, California. Venture Law Group, A Professional Corporation, Menlo Park, California, is acting as counsel for Meta in connection with certain legal matters relating to the Merger.

                                    EXPERTS

  The supplemental consolidated balance sheets of Avant! Corporation and subsidiaries as of December 31, 1994 and 1995 and the supplemental consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included herein in reliance upon the report of KPMG Peat Marwick LLP, which is based partially upon the report of other auditors, and upon the authority of such firm as experts in accounting and auditing.

  The consolidated balance sheets of Avant! Corporation and subsidiaries as of December 31, 1994 and 1995 and the consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995 have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are incorporated herein by reference in reliance upon the report of KPMG Peat Marwick LLP, and upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Meta-Software, Inc. as of December 31, 1994 and 1995 and for each of the years in the three-year period ended December 31, 1995, have been audited by KPMG Peat Marwick LLP, independent certified public accountants, and are included herein in reliance upon the report of KPMG Peat Marwick LLP, and upon the authority of such firm as experts in accounting and auditing.

  The firm KPMG Peat Marwick LLP served as independent certified public accountants for Avant! for the year ended December 31, 1995 and served as independent certified public accountants for Meta for the year ended December 31, 1995. Representatives of KPMG Peat Marwick LLP will be present at the Avant! Special Meeting and Meta Special Meeting, respectively, and will have the opportunity at such meetings to make a statement if such representatives desire to do so. In addition, such representatives will be available to respond to appropriate questions raised at the meetings.

                      AVANT! CORPORATION AND SUBSIDIARIES

            INDEX TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

                                                                          PAGE
                                                                          ----
   Independent Auditors' Report..........................................  F-2
   Supplemental Consolidated Balance Sheets..............................  F-3
   Supplemental Consolidated Statements of Income........................  F-4
   Supplemental Consolidated Statements of Shareholders' Equity .........  F-5
   Supplemental Consolidated Statements of Cash Flows....................  F-6
   Notes to Supplemental Consolidated Financial Statements...............  F-7
   Supplemental Schedule of Valuation and Qualifying Accounts--Allowance
    for doubtful accounts................................................ F-21

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors
Avant! Corporation:

  We have audited the accompanying supplemental consolidated balance sheets of Avant! Corporation and subsidiaries (the Company) as of December 31, 1994 and 1995, and the related supplemental consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. In connection with our audit of the accompanying supplemental consolidated financial statements, we also have audited the accompanying supplemental financial statement schedule. These supplemental consolidated financial statements and supplemental financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these supplemental consolidated financial statements and supplemental financial statement schedule based on our audits. We did not audit the financial statements of Anagram Incorporated, which statements reflect total assets constituting 1% and 3%, total revenues constituting 1% and 8%, and income before income taxes constituting 1% and 17% in 1994 and 1995, respectively, of the related supplemental consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Anagram Incorporated, is based solely on the report of the other auditors.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

  The supplemental consolidated financial statements give retroactive effect to the merger of Avant! Corporation and Anagram Incorporated on September 27, 1996, which has been accounted for as a pooling of interests as described in
Note 2 to the supplemental consolidated financial statements. Generally accepted accounting principles proscribe giving effect to a consummated business combination accounted for by the pooling-of-interests method in financial statements that do not include the date of consummation. These financial statements do not extend through the date of consummation. However, they will become the historical consolidated financial statements of Avant! Corporation and subsidiaries after financial statements covering the date of consummation of the business combination are issued.

  In our opinion, based on our audits and the report of the other auditors, the supplemental consolidated financial statements referred to above present fairly, in all material respects, the financial position of Avant! Corporation and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1995, in conformity with generally accepted accounting principles applicable after financial statements are issued for a period which includes the date of consummation of the business combination. Also in our opinion, the related supplemental financial statement schedule, when considered in relation to the supplemental consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

September 27, 1996

                      AVANT! CORPORATION AND SUBSIDIARIES

                    SUPPLEMENTAL CONSOLIDATED BALANCE SHEETS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     DECEMBER 31,
                                                   ----------------   JUNE 30,
                                                    1994     1995       1996
                                                   -------  -------  -----------
                                                                     (UNAUDITED)
                     ASSETS
                     ------
Current assets:
  Cash and cash equivalents......................  $ 5,848  $23,808   $ 11,636
  Short-term investments.........................   23,561   46,969     67,230
  Accounts receivable, net.......................    4,611    7,262      6,675
  Deferred income taxes..........................    2,835    1,646      2,625
  Other..........................................      970    1,713      6,104
                                                   -------  -------   --------
    Total current assets.........................   37,825   81,398     94,270
Equipment, furniture, and fixtures, net..........    2,401    5,217      5,798
Capitalized software, net........................      315      150        102
Other............................................        4        7         17
                                                   -------  -------   --------
    Total assets.................................  $40,545  $86,772   $100,187
                                                   =======  =======   ========
        LIABILITIES, MANDATORY REDEEMABLE
 CONVERTIBLE PREFERRED STOCK, AND SHAREHOLDERS'
                     EQUITY
 ----------------------------------------------
Current liabilities:
  Current portion of capital lease obligations...  $   273  $   145   $    103
  Accounts payable...............................      551      832        947
  Accrued compensation...........................    1,754    2,319      2,492
  Accrued income taxes...........................      150      553        772
  Other accrued liabilities......................      703    1,842      2,900
  Deferred revenue...............................    2,308    5,545      8,529
                                                   -------  -------   --------
    Total current liabilities....................    5,739   11,236     15,743
Capital lease obligations, less current portion..      147       40         14
Deferred rent....................................      --       110         91
Deferred income taxes............................      681      381        188
Convertible notes payable........................      100      --         --
                                                   -------  -------   --------
    Total liabilities............................    6,667   11,767     16,036
                                                   -------  -------   --------
Mandatory redeemable convertible preferred stock:
  Mandatory redeemable convertible preferred
   stock, and convertible preferred stock with
   put option, $.0001 par value; 3,655 shares
   authorized; 3,570 shares issued and
   outstanding (liquidation value of $8,536) in
   1994; no shares issued and outstanding in 1995
   and 1996......................................    8,312      --         --
Shareholders' equity:
  Series A convertible preferred stock, $.0001
   par value; 5,000 shares authorized; 687 shares
   issued and outstanding (liquidation value of
   $907) in 1994; no shares issued and
   outstanding in 1995 and 1996                        --       --         --
  Common stock, $.0001 par value; 10,000, 25,000,
   and 25,000 shares authorized; 9,800, 17,886,
   and 18,456 shares issued and outstanding in
   1994, 1995, and 1996, respectively............       10       18         18
  Additional paid-in capital.....................   25,149   68,489     70,559
  Deferred stock compensation....................      (62)    (517)      (436)
  Net unrealized gain (loss) on short-term
   investments...................................     (222)      89       (142)
  Retained earnings..............................      691    6,926     14,152
                                                   -------  -------   --------
    Shareholders' equity.........................   25,566   75,005     84,151
                                                   -------  -------   --------
    Total liabilities, mandatory redeemable
     convertible preferred stock, and
     shareholders' equity........................  $40,545  $86,772   $100,187
                                                   =======  =======   ========

   See accompanying notes to supplemental consolidated financial statements.

                      AVANT! CORPORATION AND SUBSIDIARIES

                 SUPPLEMENTAL CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                SIX MONTHS
                                    YEARS ENDED DECEMBER           ENDED
                                             31,                 JUNE 30,
                                   -------------------------  ----------------
                                    1993     1994     1995     1995     1996
                                   -------  -------  -------  -------  -------
                                                                (UNAUDITED)
Revenue:
  Software.......................  $ 7,648  $16,660  $35,633  $14,902  $25,508
  Services.......................    1,060    2,539    5,879    2,172    6,036
                                   -------  -------  -------  -------  -------
    Total revenue................    8,708   19,199   41,512   17,074   31,544
                                   -------  -------  -------  -------  -------
Costs and expenses:
  Costs of software..............      236      341      444      232      443
  Costs of services..............      614    1,352    2,988    1,190    2,435
  Selling and marketing..........    3,305    7,655   13,722    5,989    8,263
  Research and development.......    3,309    4,963    8,284    3,377    5,855
  General and administrative.....    1,626    2,123    3,615    1,512    4,939
  Merger expenses................      --       --     3,590      --       --
                                   -------  -------  -------  -------  -------
    Total operating expenses.....    9,090   16,434   32,643   12,300   21,935
                                   -------  -------  -------  -------  -------
    Income (loss) from
     operations..................     (382)   2,765    8,869    4,774    9,609
Interest income..................      200      878    2,468      801    1,685
Interest expense.................      (95)    (148)     (62)     (27)      (7)
                                   -------  -------  -------  -------  -------
    Income (loss) before income
     taxes.......................     (277)   3,495   11,275    5,548   11,287
Provision for income taxes
 (benefit).......................   (1,596)   1,216    5,040    1,850    4,061
                                   -------  -------  -------  -------  -------
    Net income...................  $ 1,319  $ 2,279  $ 6,235  $ 3,698  $ 7,226
                                   =======  =======  =======  =======  =======
Net income per common share......  $  0.11  $  0.15  $  0.34  $  0.22  $  0.36
                                   =======  =======  =======  =======  =======
Weighted average number of common
 and common equivalent shares
 outstanding.....................   12,042   14,931   18,099   16,843   20,026
                                   =======  =======  =======  =======  =======


   See accompanying notes to supplemental consolidated financial statements.

                               AVANT! CORPORATION

          SUPPLEMENTAL CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                             (AMOUNTS IN THOUSANDS)

                            SERIES A
                           CONVERTIBLE
                            PREFERRED                                             NET UNREALIZED
                              STOCK        COMMON STOCK   ADDITIONAL   DEFERRED   GAIN (LOSS) ON RETAINED
                          --------------  ---------------  PAID-IN      STOCK       SHORT-TERM   EARNINGS  SHAREHOLDERS'
                          SHARES  AMOUNT  SHARES   AMOUNT  CAPITAL   COMPENSATION  INVESTMENTS   (DEFICIT)    EQUITY
                          ------  ------  -------  ------ ---------- ------------ -------------- --------- -------------
Balances as of December
 31, 1992...............   1,710  $ 630     4,973   $ 5    $ 3,075      $ --          $ --        $(2,804)    $   906
Issuance of common
 stock..................     --     --      1,294     1        112        --            --            --          113
Repurchase and
 retirement of common
 stock..................     --     --         (2)  --          (2)       --            --            --           (2)
Unrealized loss on
 short-term investments      --     --        --    --         --         --             (8)          --           (8)
Net income for 1993.....     --     --        --    --         --         --            --          1,319       1,319
                          ------  -----   -------   ---    -------      -----         -----       -------     -------
Balances as of December
 31, 1993...............   1,710    630     6,265     6      3,185        --             (8)       (1,485)      2,328
Issuance of common
 stock..................     --     --         22   --          20        --            --            --           20
Conversion of preferred
 stock to common stock..  (1,023)  (630)    1,023     1        629        --            --            --          --
Issuance of shares in
 public offering, net of
 expenses...............     --     --      2,250     3     20,340        --            --            --       20,343
Issuance of common stock
 under stock option
 plan, including related
 tax benefits...........     --     --        134   --         848        --            --            --          848
Issuance of common stock
 under employee stock
 purchase plan..........     --     --          5   --          66        --            --            --           66
Issuance of shares and
 accumulated deficit of
 merged company (PSI)...     --     --        113   --           1        --            --           (103)       (102)
Repurchase of common
 stock..................     --     --        (12)  --          (2)       --            --            --           (2)
Issuance of common stock
 options at below market
 value..................     --     --        --    --          62        (62)          --            --          --
Unrealized loss on
 short-term
 investments............     --     --        --    --         --         --           (214)          --         (214)
Net income for 1994.....     --     --        --    --         --         --            --          2,279       2,279
                          ------  -----   -------   ---    -------      -----         -----       -------     -------
Balances as of December
 31, 1994...............     687    --      9,800    10     25,149        (62)         (222)          691      25,566
Issuance of common
 stock..................     --     --        726     1        158        --            --            --          159
Conversion of debt to
 common stock...........     --     --        108   --         100        --            --            --          100
Issuance of shares in
 public offering, net of
 expenses...............     --     --      2,360     2     27,711        --            --            --       27,713
Conversion of mandatory
 redeemable convertible
 preferred stock into
 common stock...........     --     --      3,570     4      8,308        --            --            --        8,312
Conversion of preferred
 stock into common
 stock..................    (687)   --        687   --         --         --            --            --          --
Exercise of stock
 options and warrants,
 including related tax
 benefits...............     --     --        570     1      5,944        --            --            --        5,945
Repurchase of common
 stock..................     --     --        (18)  --          (3)       --            --            --           (3)
Issuance of common stock
 options at below market
 value..................     --     --        --    --         588       (588)          --            --          --
Amortization of deferred
 stock compensation.....     --     --        --    --         --         133           --            --          133
Issuance of common stock
 under employee stock
 purchase plan..........     --     --         43   --         534        --            --            --          534
Unrealized gain on
 short-term
 investments............     --     --        --    --         --         --            311           --          311
Net income for 1995.....     --     --        --    --         --         --            --          6,235       6,235
                          ------  -----   -------   ---    -------      -----         -----       -------     -------
Balances as of December
 31, 1995...............     --     --     17,886    18     68,489       (517)           89         6,926      75,005
Exercise of common stock
 options including
 related tax benefits
 (unaudited)............     --     --        522   --       1,440        --            --            --        1,440
Issuance of common stock
 under employee stock
 purchase plan
 (unaudited)............     --     --         47   --         630        --            --            --          630
Amortization of deferred
 stock compensation
 (unaudited)............     --     --        --    --         --          81           --            --           81
Unrealized loss on
 investments
 (unaudited)............     --     --        --    --         --         --           (231)          --         (231)
Net income for six
 months ended June 30,
 1996 (unaudited).......     --     --        --    --         --         --            --          7,226       7,226
                          ------  -----   -------   ---    -------      -----         -----       -------     -------
Balances as of June 30,
 1996 (unaudited).......     --   $ --    $18,456   $18    $70,559      $(436)        $(142)      $14,152     $84,151
                          ======  =====   =======   ===    =======      =====         =====       =======     =======

   See accompanying notes to supplemental consolidated financial statements.

                      AVANT! CORPORATION AND SUBSIDIARIES

               SUPPLEMENTAL CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                           SIX MONTHS ENDED
                              YEARS ENDED DECEMBER 31,         JUNE 30,
                              ---------------------------  ------------------
                               1993      1994      1995      1995      1996
                              -------  --------  --------  --------  --------
                                                              (UNAUDITED)
Cash flows from operating
 activities:
  Net income................. $ 1,319  $  2,279  $  6,235  $  3,698  $  7,226
  Adjustments to reconcile
   net income to net cash
   provided by operating
   activities:
    Depreciation.............     340       644     1,206       480     1,086
    Loss on disposal of
     equipment...............     --        --          4       --        --
    Amortization of
     capitalized software
     cost....................     145       199       228       113        48
    Amortization of deferred
     stock compensation......     --        --        133        52        81
    Deferred income taxes....  (2,404)      398     2,192     1,674      (842)
    Deferred rent............     (19)       (5)      110       --        (19)
    Changes in operating
     assets and liabilities:
      Accounts receivable,
       net...................  (1,245)   (2,483)   (2,651)   (1,175)      587
      Other assets...........    (103)      (51)     (747)       41    (4,401)
      Accounts payable.......     151       266       281       136       115
      Accrued compensation...     576     1,057       565       605       173
      Accrued income taxes...     221      (221)      403       121       219
      Other accrued
       liabilities...........     252       301     1,139      (147)    1,058
      Deferred revenue.......   1,493       (77)    3,237     1,054     2,984
                              -------  --------  --------  --------  --------
        Net cash provided by
         operating
         activities..........     726     2,307    12,335     6,652     8,315
                              -------  --------  --------  --------  --------
Cash flows from investing
 activities:
  Purchases of short-term
   investments...............  (2,529)  (92,615)  (79,568)  (60,907)  (88,692)
  Maturities and sales of
   short-term investments....     667    71,366    56,471    56,042    68,200
  Purchases of equipment,
   furniture, and fixtures...    (696)   (1,518)   (4,026)   (1,717)   (1,667)
  Capitalized software
   development costs.........    (140)     (143)      (63)      (63)      --
  Cash received in merger....     --         19       --        --        --
                              -------  --------  --------  --------  --------
        Net cash used in
         investing
         activities..........  (2,698)  (22,891)  (27,186)   (6,645)  (22,159)
                              -------  --------  --------  --------  --------
Cash flows from financing
 activities:
  Payment on note assumed in
   merger....................     --        (89)      --        --        --
  Principal payments under
   capital lease
   obligations...............    (134)     (235)     (235)     (141)      (68)
  Proceeds from issuance of
   preferred stock, net......   4,482       --        --        --        --
  Repurchase of common
   stock.....................     --         (2)       (3)      --        --
  Exercise of stock options..     --        201     4,643     3,587     1,110
  Issuance of common stock
   under employee stock
   purchase plan.............     --         66       534        99       630
  Proceeds from issuance of
   common stock, net.........      98    20,363    27,872    27,932       --
  Proceeds from issuance of
   convertible note..........     --        100       --        --        --
                              -------  --------  --------  --------  --------
        Net cash provided by
         financing
         activities..........   4,446    20,404    32,811    31,477     1,672
                              -------  --------  --------  --------  --------
Net increase (decrease) in
 cash and cash equivalents...   2,474      (180)   17,960    31,484   (12,172)
Cash and cash equivalents,
 beginning of year...........   3,554     6,028     5,848     5,848    23,808
                              -------  --------  --------  --------  --------
Cash and cash equivalents,
 end of year................. $ 6,028  $  5,848  $ 23,808  $ 37,332  $ 11,636
                              =======  ========  ========  ========  ========

   See accompanying notes to supplemental consolidated financial statements.

                      AVANT! CORPORATION AND SUBSIDIARIES

            NOTES TO SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENTS

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

(1) NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Nature of Business

  Avant! Corporation (the Company or Avant!), formerly ArcSys, Inc., develops, markets and supports software products that assist design engineers in the automated design, layout, physical verification, and analysis of advanced integrated circuits. Its primary customers are semiconductor manufacturers in the United States, Japan, Korea, Taiwan, and Europe.

 Principles of Presentation and Preparation

  The accompanying supplemental consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. The supplemental consolidated financial statements have been restated to reflect the effect of the mergers with Integrated Silicon Systems, Inc. (ISS) and Anagram, Incorporated (Anagram) discussed in Note 2.

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Revenue Recognition

  Revenue consists primarily of fees for licenses of the Company's software products, maintenance, and customer support.

  Software Revenue

    Revenue from the sale of software licenses is recognized upon shipment of the products, delivery of permanent authorization codes, and fulfillment of acceptance terms, if any, providing that no significant vendor and post-contract support obligations remain and collection of the related receivable is probable. Any remaining insignificant vendor obligations are accrued at the time the revenue is recognized. In instances where there is a contingency regarding the sale, revenue recognition is delayed until the contingency has been resolved. When the Company receives advance payments for software products, such payments are reported as deferred revenue until all conditions for revenue recognition are met. The Company has entered into certain license agreements under which software, support and other services are provided to a customer for a bundled price for a specific period of time. Generally, revenue under such agreements is recognized ratably over the contract period.

  Services Revenue

    Maintenance revenue is deferred and recognized ratably over the term of the maintenance agreement, which is typically 12 months. Revenue from customer training, support, and other services is recognized as the service is performed.

 Cash and Cash Equivalents

  For the purpose of the accompanying supplemental consolidated statements of cash flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

Cash equivalents are stated at cost and consist primarily of overnight Eurodollar deposits, certificates of deposit, and commercial paper. The carrying amount of cash and cash equivalents approximates fair value.

 Short-Term Investments

  Short-term investments, which consist of demand deposit investments in limited-maturity fixed-income mutual funds, short-term debt securities, U.S. government agency debt securities, U.S. Treasury Bills, municipal/corporate auction preferred stock, and municipal bonds, are reported at fair value and are classified as available-for-sale securities. The cost of securities sold is determined using the specific identification method when computing realized gains and losses. Fair value is determined using available market information. There were no realized gains or losses on investments sold during 1993, 1994, or 1995. As of December 31, 1994, the gross unrealized loss on short-term investments was $222,000. As of December 31, 1995, the net unrealized gain on short-term investments of $89,000 consisted of $136,000 of gross unrealized gains, and $47,000 of gross unrealized losses.

 Equipment, Furniture, and Fixtures

  Equipment, furniture, and fixtures consist primarily of computer workstations and file servers for employees and are stated at cost net of accumulated depreciation of $1,412,000 and $2,271,000 as of December 31, 1994 and 1995, respectively. Depreciation is provided on the straight-line method over the estimated useful lives of the related assets (generally five years).

 Software Development Costs

  Certain software development costs for new products and product enhancements are capitalized upon the establishment of technological feasibility, which is defined by the Company as the completion of a working model of the software. Capitalization of computer software development costs ceases, and amortization begins, when the product is available for general release to customers. The ongoing assessment of the realizability of these costs requires considerable judgment related to anticipated future product revenues, estimated economic life, and changes in hardware and software technology. The amount of software development costs capitalized for the years 1993, 1994, and 1995 was $140,000, $143,000, and $63,000, respectively. Accumulated amortization of software development costs was $849,000 and $997,000 as of December 31, 1994 and 1995, respectively.

  Amortization of software development costs is provided on a product-by-product basis. Annual amortization is the greater of the amount computed using the ratio of current product revenue to the total of current and anticipated future product revenue or the straight-line method over the remaining estimated economic life of the product. All current products have estimated economic lives of three years. Amortization of software development costs for the years 1993, 1994, and 1995 was $145,000, $199,000, and $228,000,
respectively. Amortization of software development costs is included in costs of software in the accompanying supplemental consolidated statements of income.

 Income Taxes

  Income taxes are provided under the asset and liability method, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Prior to 1995, the Company had experienced net operating losses and had established a valuation allowance against its deferred tax assets relating to the resulting net operating loss carryforwards for tax purposes due to the uncertainty surrounding the realization of such assets. As a result of the mergers discussed in Note 2, the Company's income tax provisions were restated and the valuation allowance was eliminated during 1993.

 Net Income Per Common Share

  Net income per common share is computed using the weighted average number of common and common equivalent shares outstanding during each period presented using the treasury stock method.

  Common stock equivalents consist of stock options and awards (using the treasury stock method) and convertible preferred stock. Common stock equivalents are excluded from the computation if their effect is antidilutive, except that common stock issued and stock options and awards during the 12 months preceding the initial filing of the Registration Statement for the Company's initial public offering have been included in the calculation of common and common equivalent shares using the treasury stock method as if they were outstanding for all periods presented.

 Statements of Cash Flows

  Interest of $36,000, $42,000, $51,000, $20,000 and $7,000 was paid in the years ended 1993, 1994, and 1995, and the six-month periods ended June 30, 1995 and 1996 respectively. Income taxes of $619,000, $1,200,000, $711,000,
$150,000, and $4,692,000 were paid in the years ended 1993, 1994, and 1995, and the six-month periods ended June 30, 1995 and 1996, respectively. Acquisition of equipment under capital lease obligations was $247,000 and $298,000 during 1993, and 1994, respectively. Deferred stock compensation of $62,000, $588,000 and $588,000, was recognized in the years ended 1994 and 1995, and the six-month period ended June 30, 1995, respectively, for stock options issued below market value. In connection with the Company's initial public offering in 1995, mandatory redeemable convertible preferred stock was converted to common stock in the amount of $8,312,000. Conversion of long-term debt to common stock was $100,000 in 1995.

 Translation of Foreign Currencies

  The Company's foreign subsidiary considers the U.S. dollar its functional currency. Resulting foreign exchange gains and losses, which have been insignificant, are included in the results of operations.

 Stock-Based Compensation

  The Company has various stock-based compensation plans as discussed in Note
4. The Company has accounted for the effect of its stock-based compensation plans under Accounting Principles Bulletin No. 25, Accounting for Stock Issued to Employees. The Company has adopted Statement of Financial Accounting Standards (SFAS) No. 123, and plans to use the pro forma approach allowed under this standard. Disclosures under SFAS No. 123 will be required in the Company's December 31, 1996 consolidated financial statements.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

 Unaudited Interim Supplemental Consolidated Financial Statements

  The accompanying unaudited supplemental consolidated financial statements as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996, have been prepared on substantially the same basis as the audited supplemental consolidated financial statements, and included all adjustments, consisting only of normal recurring adjustments, which management believes are necessary for a fair presentation of the financial information set forth herein.

(2) MERGERS

  On September 27, 1996, the Company issued approximately 2,181,004 shares of its common stock for all of the outstanding common and preferred stock of Anagram, and assumed approximately 232,789 stock options and subscriptions under option plans. The Anagram outstanding preferred stock has been presented as common stock for all periods in the supplemental consolidated financial statements. The merger has been accounted for as a pooling of interests, and, accordingly, the Company's supplemental consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position, and cash flows of Anagram. Total revenue and net income for the individual entities as previously reported are as follows (in thousands):

                                                      YEARS ENDED    SIX-MONTH
                                                     DECEMBER 31,   PERIOD ENDED
                                                    ---------------   JUNE 30,
                                                     1994    1995       1996
                                                    ------- ------- ------------
   Total revenue
     Avant!........................................ $18,958 $38,004   $27,169
     Anagram.......................................     241   3,508     4,375
                                                    ------- -------   -------
                                                    $19,199 $41,512   $31,544
                                                    ======= =======   =======
   Net income
     Avant!........................................ $ 2,260 $ 5,065   $ 5,593
     Anagram.......................................      19   1,170     1,633
                                                    ------- -------   -------
                                                    $ 2,279 $ 6,235   $ 7,226
                                                    ======= =======   =======

  In connection with the merger with Anagram, the Company will record estimated related costs of approximately $900. These costs consist primarily of the following: (i) approximately $385 for transaction fees for attorneys, accountants, investment bankers, and other related charges; (ii) approximately $235 for the elimination of duplicate facilities and equipment; (iii) approximately $280 for severance, relocation, and related costs. All of the merger-related costs relate to cash expenditures.

  On November 27, 1995, the Company issued approximately 6,400,000 shares of its common stock for all of the outstanding common stock of ISS, and assumed approximately 1,500,000 stock options and subscriptions under various ISS stock option and purchase plans. The merger has been accounted for as a pooling of interests, and accordingly, the Company's consolidated financial statements have been restated for all periods prior to the merger to include the results of operations, financial position, and cash flows of ISS. As a result of the merger, the Company's income tax provisions were restated and the deferred tax valuation allowance was eliminated

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

during 1993. Total revenue and net income for the individual entities as previously reported are as follows (in thousands):

                                                   YEARS ENDED      NINE-MONTH
                                                  DECEMBER 31,     PERIOD ENDED
                                                 ----------------  SEPTEMBER 30,
                                                  1993     1994        1995
                                                 -------  -------  -------------
   Total revenue
     Avant!..................................... $ 1,696  $ 6,191     $12,087
     ISS........................................   7,012   12,767      14,414
                                                 -------  -------     -------
                                                 $ 8,708  $18,958     $26,501
                                                 =======  =======     =======
   Net income
     Avant!..................................... $(2,174) $(1,206)    $ 3,073
     ISS........................................   1,370    3,128       3,890
                                                 -------  -------     -------
                                                    (804)   1,922       6,963
     Adjustment for deferred taxes..............   2,146      338        (957)
                                                 -------  -------     -------
                                                 $ 1,342  $ 2,260     $ 6,006
                                                 =======  =======     =======

  In connection with the merger with ISS, the Company recorded related costs of approximately $3,600,000. These costs consisted primarily of the following:
(i) approximately $2,858,000 for transaction fees for attorneys, accountants, investment bankers, and other related charges; (ii) approximately $233,000 for the elimination of duplicate facilities and equipment; (iii) approximately $337,000 for severance; and (iv) approximately $162,000 for incremental travel, communications, consulting, and other costs associated with internal activities. Of the $3,600,000 million of merger-related costs, approximately $3,400,000 related to cash expenditures while approximately $200,000 related to noncash charges. As of December 31, 1995, accrued liabilities included $392,000 of expected future cash expenditures.

  On May 5, 1994, ISS completed a merger with Performance Signal Integrity, Inc. (PSI), a Pennsylvania corporation. The accumulated deficit and operations of PSI were not material to ISS, and the merger was accounted for as an immaterial pooling of interests. Therefore, ISS's previously reported financial results were not restated for the PSI merger.

(3) MANDATORY REDEEMABLE CONVERTIBLE PREFERRED STOCK CONVERSION

  In connection with the completion of the Company's initial public offering in June 1995, all the outstanding mandatory redeemable convertible preferred stock was automatically converted into approximately 3,570,000 shares of the Company's common stock. In addition, outstanding warrants to acquire Series B preferred stock were automatically converted into approximately 26,000 shares of the Company's common stock.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)


  As of December 31, 1994, mandatory redeemable convertible preferred stock consisted of the following (in thousands):

                                                SHARES   ISSUED AND  LIQUIDATION
     SERIES                                   AUTHORIZED OUTSTANDING    VALUE
     ------                                   ---------- ----------- -----------
     A......................................      313         313      $  693
     B......................................    1,942       1,910       3,343
     C......................................    1,400       1,347       4,500
                                                -----       -----      ------
                                                3,655       3,570      $8,536
                                                =====       =====      ======

(4) SHAREHOLDERS' EQUITY

 Initial Public Offering and Changes in Authorized Common and Preferred Stock

  In April 1995, the Company's Board of Directors authorized the Company to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, and the number of shares constituting any series or the designation of such series, without any further vote or action by the shareholders. In addition, the Company increased its authorized number of shares of common stock from 10,000,000 to 25,000,000 shares.

  In June 1995, the Company closed its initial public offering of common stock at $13.00 per share. The net proceeds of the offering were $27,713,000 after deducting applicable costs and expenses. In connection with the public offering, all the outstanding Series A preferred stock automatically converted into approximately 687,000 shares of the Company's common stock.

 Common Stock

  The Company has issued to the Company's founders and employees 2,683,000 shares of its common stock, which are subject to repurchase upon termination of employment. The number of shares of common stock subject to the Company's right to repurchase declines 25% after the founder or employee has been employed one year, and thereafter ratably over three years on a monthly basis. As of December 31, 1994 and 1995, 232,000 and 66,000 shares, respectively, were subject to repurchase. In addition, certain Anagram shares of common stock were subject to repurchase.

 1995 Stock Option/Stock Issuance Plan

  The Company approved the 1995 Stock Option/Stock Issuance Plan (the 1995
Plan) in April 1995, under which all remaining outstanding stock options and shares available for grant under the Company's 1993 Stock Option/Stock Issuance Plan and 1,000,000 additional shares of the Company's common stock have been authorized for issuance, for a total of 2,336,000 shares of the Company's common stock. The 1995 Plan is intended to serve as a successor to the 1993 Stock Option/Stock Issuance Plan (see below) and has terms similar to those of the 1993 Stock Option/Stock Issuance Plan. Under the 1995 Plan, however, each individual serving as a nonemployee member of the Company's Board of Directors on the date the Underwriting Agreement for the initial public offering was executed received an option grant on such date for 20,000 shares of the Company's common stock, provided such individual had not otherwise been in the prior employ of the Company. Each individual who first becomes a nonemployee member of the Board of Directors thereafter will receive a 20,000

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

share option grant on the date such individual joins the Board of Directors provided such individual has not been in the prior employ of the Company. In addition, at each annual shareholders' meeting, beginning with the 1996 Annual Shareholders' Meeting, each individual who is to continue to serve as a nonemployee member of the Board of Directors after the meeting will receive an additional option grant to purchase 5,000 shares of common stock whether or not such individual has been in the prior employ of the Company.

 1993 Stock Option/Stock Issuance Plan

  In September 1993, the Board of Directors approved the 1993 Stock Option/Stock Issuance Plan (the 1993 Plan). Options granted under the 1993 Plan may be either incentive stock options or nonstatutory stock options, as designated by the Company's Board of Directors. The 1993 Plan provides that the exercise price of an incentive stock option and a nonstatutory option will be no less than the fair market value and 85% of the fair market value, respectively, of the Company's common stock at the date of grant, as determined by the Company's Board of Directors.

  The Company's Board of Directors also has the authority to set exercise dates (no longer than 10 years from the date of grant), payment terms, and other provisions for each grant. Generally options granted under the 1993 Plan become exercisable as to 25% of the shares on the anniversary date of grant and thereafter become exercisable ratably over three years. Activity under the 1993 Plan is as follows:

                                           OPTIONS    NUMBER      EXERCISE
                                          AVAILABLE     OF        PRICE PER
                                          FOR GRANT   OPTIONS       SHARE
                                          ---------  ---------  -------------
   Options available for grant under
    plan.................................   576,000        --   $     --
     Granted.............................  (320,000)   320,000       0.30
     Canceled............................   120,000   (120,000)      0.30
                                          ---------  ---------  -------------
   Balances, December 31, 1993...........   376,000    200,000       0.30
     Additional shares reserved..........   460,000        --         --
     Granted.............................  (936,000)   936,000       0.30
     Canceled............................   209,000   (209,000)      0.30
                                          ---------  ---------  -------------
   Balances, December 31, 1994...........   109,000    927,000       0.30
     Additional shares reserved.......... 1,300,000        --         --
     Granted.............................  (405,000)   405,000   0.30 - 44.50
     Exercised...........................       --    (174,000)      0.30
     Canceled............................    74,000    (74,000)  0.30 - 33.50
                                          ---------  ---------  -------------
   Balances, December 31, 1995........... 1,078,000  1,084,000  $0.30 - 44.50
                                          =========  =========
   Exercisable as of December 31, 1995...              755,000
                                                     =========

  The Company has recorded for financial statement purposes a deferred charge of $650,000, representing the difference between the exercise price and the deemed fair value of the Company's common stock for 355,000 shares subject to common stock options granted in the fourth quarter of 1994 and the first quarter of 1995. The deferred stock compensation will be amortized to compensation expense over the period during which the options become exercisable, generally four years.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)


 ISS Option Plans

  In connection with the ISS merger discussed in Note 2, various ISS option plans were assumed by the Company, thereby allowing participants to purchase Avant! stock in amounts and at prices adjusted to reflect the exchange ratio of the merger. The following is a summary of activity in those plans.

                                             OPTIONS     NUMBER      EXERCISE
                                            AVAILABLE      OF       PRICE PER
                                            FOR GRANT    OPTIONS      SHARE
                                            ----------  ---------  ------------
   Balances as of December 31, 1992........    158,000    154,000  $ 0.01-2.50
     Granted...............................   (143,000)   143,000    0.2-2.53
     Exercised.............................        --     (20,000)   1.00-1.47
     Canceled..............................     14,000    (14,000)   0.83-2.53
                                            ----------  ---------  ------------
   Balances as of December 31, 1993........     29,000    263,000    0.01-2.53
     Additional shares reserved............  1,500,000        --        --
     Granted............................... (1,036,000) 1,036,000   9.33-19.00
     Exercised.............................        --    (134,000)   0.01-2.50
                                            ----------  ---------  ------------
   Balances as of December 31, 1994........    493,000  1,165,000   0.24-19.00
     Additional shares reserved............  1,500,000        --        --
     Granted...............................   (780,000)   780,000   16.67-28.17
     Exercised.............................        --    (370,000)  0.24-17.67
     Canceled..............................    124,000   (124,000)  1.47-28.17
     Eliminated in merger.................. (1,337,000)       --        --
                                            ----------  ---------  ------------
   Balances as of December 31, 1995........        --   1,451,000  $0.24-26.50
                                            ==========  =========
   Exercisable as of December 31, 1995.....               103,000
                                                        =========

  As of December 31, 1995, there were 1,450,595 shares reserved for the future exercise of ISS stock options. No additional options will be granted under the ISS option plans.

  The Company incurred compensation expense relating to nonqualified stock options of $151,000 during 1993 and $20,000 during 1994.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
     (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                   UNAUDITED)


 Anagram Option Plans

  In connection with the Anagram merger discussed in Note 2, various Anagram option plans were assumed by the Company, thereby allowing participants to purchase Avant! stock in amounts and at prices adjusted to reflect a two for one stock split effective June 1996 and the exchange ratio of the merger. The following is a summary of activity under the plans:

                                               OPTIONS               EXERCISE
                                              AVAILABLE    NUMBER   PRICE PER
                                              FOR GRANT  OF OPTIONS   SHARE
                                              ---------  ---------- ----------
   Balances as of December 31, 1992                --         --    $   --
     Shares reserved.........................   76,000        --        --
     Granted.................................  (52,000)    52,000      0.05
                                              --------    -------   ----------
   Balances as of December 31, 1993 and
    1994.....................................   24,000     52,000      0.05
     Additional shares reserved..............  358,000        --        --
     Granted................................. (358,000)   358,000    0.05-0.93
     Exercised...............................      --     (54,000)   0.05-0.93
                                              --------    -------   ----------
   Balances as of December 31, 1995..........   24,000    356,000    0.05-0.93
                                              ========    =======

  As of December 31, 1995, 111,000 Anagram stock options were exercisable.

  As of December 31, 1995, there were 404,000 shares reserved for the future exercise of Anagram stock options.

  As of December 31, 1995, there were approximately 698,000 shares of Anagram restricted common stock outstanding which were subject to repurchase by the Company.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

(5) LEASES

 Capital Leases

  Future minimum lease payments under these capital lease arrangements as of December 31, 1995, are as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,
      ------------
       1996...............................................................  $145
       1997...............................................................    53
                                                                            ----
                                                                             198
       Less amount representing interest..................................    13
                                                                            ----
                                                                             185
       Less current portion...............................................   145
                                                                            ----
       Capital lease obligations, less current portion....................  $ 40
                                                                            ====

 Operating Leases

  The Company leases its Sunnyvale, California, and Research Triangle Park, North Carolina, facilities under operating lease agreements which expire over the next 10 years. Portions of the Company's headquarters were subleased to an unrelated third party under a lease that expired in June 1995. Rental expense incurred by the Company under operating lease agreements totaled $395,000, $522,000, and $702,000, for the years 1993, 1994, and 1995, respectively.

  Future annual minimum lease payments under operating leases as of December 31, 1995, are as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,
      ------------
       1996............................................................. $1,102
       1997.............................................................  1,250
       1998.............................................................    839
       1999.............................................................    784
       2000.............................................................    713
       Thereafter.......................................................  4,000
                                                                         ------
                                                                         $8,688
                                                                         ======

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)


(6) INCOME TAXES

  The component of income tax expense (benefit), as presented in the accompanying supplemental consolidated statements of income, comprise federal taxes, state taxes, and certain foreign taxes. The components of income taxes as of December 31, 1993, 1994, and 1995, are as follows (in thousands):

                                                        1993     1994   1995
                                                       -------  ------ ------
   Current:
     Federal.......................................... $   586  $  289 $1,212
     Foreign..........................................      10      38  1,160
     State............................................     207      28    477
                                                       -------  ------ ------
       Total..........................................     803     355  2,849
                                                       -------  ------ ------
   Deferred:
     Federal..........................................  (2,285)    100    982
     Foreign..........................................     --      --     --
     State............................................    (114)    114    (93)
                                                       -------  ------ ------
       Total..........................................  (2,399)    214    889
                                                       -------  ------ ------
   Charge in lieu of taxes attributable to employee
    stock plans.......................................     --      647  1,302
                                                       -------  ------ ------
       Total provision for income taxes (benefit)..... $(1,596) $1,216 $5,040
                                                       =======  ====== ======

  The Company's effective tax rate differs from the statutory rate as of December 31, 1993, 1994, and 1995 as follows (in thousands):

                                                         1993     1994    1995
                                                        -------  ------  ------
   Income tax expense at statutory rate................ $   (94) $1,188  $3,833
   State tax expense...................................      93     152     685
   Nondeductible merger costs..........................     --      --      938
   Change in valuation allowance.......................  (1,568)     89     (89)
   Tax exempt income...................................     --     (140)   (306)
   Tax credits.........................................     (60)    (78)   (148)
   Foreign sales corporation...........................     --      --      (96)
   S election benefit..................................     --      (51)    --
   Other...............................................      33      56     223
                                                        -------  ------  ------
     Actual income tax expense (benefit)............... $(1,596) $1,216  $5,040
                                                        =======  ======  ======

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)


  The tax effects of the temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1994 and 1995, are as follows (in thousands):

                                                                   1994   1995
                                                                  ------ ------
   Deferred tax assets:
     Accrued liabilities......................................... $  123 $  334
     Allowance for doubtful accounts.............................     37    155
     Tax credit carryforwards....................................    494    361
     Unrealized loss on short-term investments...................     89    --
     Net operating losses........................................  2,153    --
     Deferred revenue............................................    --     796
     Other.......................................................     28    --
                                                                  ------ ------
       Total gross deferred tax assets...........................  2,924  1,646
   Less valuation allowance......................................     89    --
                                                                  ------ ------
     Deferred tax assets, net of valuation allowance.............  2,835  1,646
                                                                  ------ ------
   Deferred tax liabilities:
     Accrual to cash conversion..................................    412    321
     Depreciation and amortization...............................    269     60
                                                                  ------ ------
       Total gross deferred tax liabilities......................    681    381
                                                                  ------ ------
       Net deferred tax asset.................................... $2,154 $1,265
                                                                  ====== ======

  As of December 31, 1995, the Company had $361,000 of foreign tax credits, expiring in the year 2000, available to offset future federal income taxes.

(7) EMPLOYEE BENEFIT PLANS

 401(k) Plan

  The Company and ISS each had 401(k) retirement savings plans covering substantially all employees. Contributions in the ISS plan were matched at the discretion of the Company's Board of Directors. The matching contributions amounted to $37,000, $77,000, and $115,000 for 1993, 1994, and 1995,
respectively. The Company intends to merge its plans in 1996.

 Employee Stock Purchase Plan

  The Company has a qualified Employee Stock Purchase Plan, which permits eligible employees to purchase newly issued common stock of the Company up to an aggregate of 500,000 shares. Under this plan, employees may purchase from the Company a designated number of shares through payroll deductions at a price per share equal to 85% of the lesser of the fair market value of the Company's common stock as of the date of the grant or the date the right to purchase is exercised.

(8) CONCENTRATIONS OF CREDIT RISK

  The Company maintains excess cash balances in a variety of financial instruments such as overnight Eurodollar deposits, securities backed by the U.S. government, municipal/corporate auction preferred stock,

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

municipal bonds, short-term debt securities, and demand deposit investments in limited-maturity fixed-income mutual funds. The Company has not experienced any material losses in any of the instruments it has used for excess cash balances.

  To reduce credit risk, the Company performs ongoing credit evaluations of its customers' financial condition. The Company maintains reserves for potential credit losses, but historically has not experienced any significant losses related to individual customers or groups of customers in any geographic area. The Company's allowance for doubtful accounts was $125,000 and $309,000 as of December 31, 1994 and 1995, respectively.

(9) BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

  The Company operates primarily in one business segment, comprising the electronic design automation industry.

  The Company's export revenues are all denominated in U.S. dollars and are summarized as follows (in thousands):

                                                             1993  1994   1995
                                                             ---- ------ -------
   Western Europe........................................... $--  $  890 $ 1,315
   Japan....................................................  676  2,473   5,870
   Taiwan...................................................  183    799   1,904
   Korea....................................................  --   1,049   2,813
                                                             ---- ------ -------
                                                             $859 $5,211 $11,902
                                                             ==== ====== =======

  In 1995, one key customer accounted for 11% of the Company's revenue. Another key customer accounted for 13% of the Company's revenue in 1994 and 12% of the Company's revenue in 1993. A third key customer accounted for 29% of the Company's revenue in 1993.

(10) COMMITMENTS AND CONTINGENCIES

  On December 6, 1995, Cadence Design Systems, Inc. (Cadence) filed an action against the Company and certain of its officers in the Northern California United States District Court alleging copyright infringement, unfair competition, misappropriation of trade secrets, conspiracy, breach of contract, inducing breach of contract, and false advertising. The essence of the complaint is that the Company misappropriated and improperly copied source code from Cadence, and that the Company has competed unfairly by making false statements concerning Cadence and its products. The action also alleges that the Company induced certain individual defendants to breach their agreements of employment and confidentiality with Cadence. In addition to actual and punitive damages, Cadence seeks to enjoin the sale of certain place and route products and has filed a motion to obtain a preliminary injunction pending trial of the action. Avant! filed its opposition to Cadence's motion on June 28, 1996. Cadence filed a reply to Avant!'s opposition on August 27, 1996. The preliminary injunction hearing took place on September 10, 1996. No ruling on the preliminary injunction motion has been issued as of the date hereof.

  On January 16, 1996, Avant! filed a counterclaim alleging antitrust violations, racketeering, false advertising, defamation, trade libel, unfair competition, unfair trade practices, negligent and intentional interference with prospective economic advantage, and intentional interference with contractual relations.

                      AVANT! CORPORATION AND SUBSIDIARIES

              DECEMBER 31, 1993, 1994, AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX-MONTH PERIODS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

  The Santa Clara County District Attorney's office is investigating the allegations of misappropriation of trade secrets set forth in Cadence's lawsuit, described above. On December 5, 1995, a search warrant was executed at Avant!'s Sunnyvale, California, facility to determine whether there was evidence of criminal conduct. No criminal charges have been filed against Avant!, but no assurance can be given that such charges will not be filed in the future. A criminal complaint, if filed, could result in a loss of personnel and could have other material adverse effects. On each of December 15 and 19, 1995, class action filings were made against Avant! alleging certain securities law violations, including omission and/or misrepresentation of material facts. The alleged omissions and/or misrepresentations are largely consistent with those outlined in the Cadence claim.

  It is the Company's position that the plaintiffs' claims are without merit. The Company believes it has sufficient defenses to all the plaintiffs' claims and intends to defend itself vigorously. In the opinion of management, based on information it presently possesses, the conclusion of these claims will not have a material adverse effect on the Company's supplemental consolidated financial position.

  The Company is subject to other claims which have arisen in the ordinary course of business. In the opinion of management, all such matters are without merit or involve amounts which would not have a material adverse effect on the Company's supplemental consolidated financial position if unfavorably resolved.

                    AVANT! CORPORATION AND SUBSIDIARIES

                 SUPPLEMENTAL FINANCIAL STATEMENT SCHEDULE
                      VALUATION AND QUALIFYING ACCOUNTS--
                        ALLOWANCE FOR DOUBTFUL ACCOUNTS

                             (AMOUNTS IN THOUSANDS)

                                     BALANCE    ADDITIONS              BALANCE
                                   AT BEGINNING  CHARGED               AT  END
                                    OF PERIOD   TO EXPENSE DEDUCTIONS OF PERIOD
                                   ------------ ---------- ---------- ---------
Year ended December 31, 1993......     $  4        $101       $  0      $105
Year ended December 31, 1994......      105          67         47       125
Year ended December 31, 1995......      125         285        101       309

                             ANAGRAM, INCORPORATED

                            FINANCIAL STATEMENTS AND
                          INDEPENDENT AUDITORS' REPORT

                     DECEMBER 31, 1994 (UNAUDITED) AND 1995

                                    CONTENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Report............................................... F-23
Financial Statements:
  Balance Sheets........................................................... F-24
  Statements of Earnings................................................... F-25
  Statements of Stockholders' Equity....................................... F-26
  Statements of Cash Flows................................................. F-27
  Notes to Financial Statements............................................ F-28

To the Board of Directors and Stockholders
Anagram, Incorporated
Sunnyvale, California

                       INDEPENDENT AUDITORS' REPORT

  We have audited the accompanying balance sheet of Anagram, Incorporated, a California corporation, as of December 31, 1994 and 1995 and the related statements of earnings, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Anagram, Incorporated as of December 31, 1994 and 1995 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


                     INDEPENDENT ACCOUNTANTS' REPORT

  We have reviewed the accompanying balance sheet of Anagram, Incorporated, a California corporation, as of June 30, 1996 and the related statements of earnings, retained earnings, and cash flows for the six months ended June 30, 1995 and 1996. These financial statements are the responsibility of Anagram, Incorporated management.

  We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

  Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements for them to be in conformity with generally accepted accounting principles.

ROBERTS ACCOUNTANCY CORPORATION

Audits:                                           Review:
San Jose, California                              San Jose, California
March 14, 1996 and September 18, 1996             September 20, 1996
  for the year ended December 1994

                             ANAGRAM, INCORPORATED

                               BALANCE SHEET
                  DECEMBER 31, 1994 AND 1995 AND JUNE 30, 1996

                                               DECEMBER 31,
                                            --------------------
                                                                  JUNE 30,
                                              1994       1995       1996
                                            --------  ---------- -----------
                                                                 (UNAUDITED)
                  ASSETS
Current Assets:
  Cash -- Note B..........................  $ 17,923  $1,057,972 $2,333,275
  Accounts receivable -- Note A-4.........   223,093   1,355,677  1,875,979
  Prepaid expenses........................     5,215       4,803     21,461
  Refundable taxes........................     1,541         --         --
  Deferred taxes -- Notes A-8 and C.......       --        8,275      8,275
                                            --------  ---------- ----------
    Total current assets..................   247,772   2,426,727  4,238,990
Equipment, at Cost:
  Computer equipment and software.........    32,009      81,497    161,205
  License management software.............    14,000      22,000     24,000
  Furniture and equipment.................     8,094      47,381     88,729
                                            --------  ---------- ----------
                                              54,103     150,878    273,934
  Less accumulated depreciation -- Note A-
   6......................................     8,705      25,028     46,702
                                            --------  ---------- ----------
                                              45,398     125,850    227,232
                                            --------  ---------- ----------
Other Assets, at Cost:
  Deposits................................     1,649       5,491     14,788
  Organization costs, net of amortization
   of $1,993, $3,080,
   and $3,623,respectively--Note A-7......     3,442       2,355      1,812
                                            --------  ---------- ----------
                                               5,091       7,846     16,600
                                            --------  ---------- ----------
                                            $298,261  $2,560,423 $4,482,822
                                            ========  ========== ==========
    LIABILITIES & STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable........................  $ 44,060  $   30,721 $   43,848
  Accrued liabilities.....................    59,619     311,356    415,527
  Deferred revenue........................    28,195     516,473    619,194
  Income taxes payable -- Note C..........       --      190,500    244,539
                                            --------  ---------- ----------
    Total current liabilities.............   131,874   1,049,050  1,323,108
Deferred income taxes -- Notes A-7 and C..       --       16,177     16,177
Convertible notes payable.................   100,000         --         --
Lease commitments -- Note D...............       --          --         --
Stockholders' Equity:
  Preferred stock, 10,000,000 shares
   authorized; none, 460,000 and 460,000
   shares issued and outstanding,
   respectively--Note E...................       --      230,000    230,000
  Common stock, 20,000,000 shares
   authorized; issued and outstanding
   2,040,000, 3,200,000 and 3,815,000
   shares, respectively...................    70,000      99,000    114,375
  Retained earnings (deficit).............    (3,613)  1,166,196  2,799,162
                                            --------  ---------- ----------
                                              66,387   1,495,196  3,143,537
                                            --------  ---------- ----------
                                            $298,261  $2,560,423 $4,482,822
                                            ========  ========== ==========

         The accompanying notes are an integral part of this statement.

                             ANAGRAM, INCORPORATED

                           STATEMENT OF EARNINGS

 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND
                                      1996

                                    DECEMBER 31,            JUNE 30,
                                 --------------------  -------------------
                                   1994       1995       1995      1996
                                 --------  ----------  -------- ----------
                                                           (UNAUDITED)
Revenue:
  Software...................... $229,625  $3,346,580  $714,972 $4,040,021
  Maintenance contracts and
   other........................   11,925     160,594    31,005    335,084
                                 --------  ----------  -------- ----------
    Total revenue...............  241,550   3,507,174   745,977  4,375,105
                                 --------  ----------  -------- ----------
Costs and expenses:
  Engineering and support.......  127,019     565,556    76,291    307,785
  Selling.......................   39,822     776,568   147,924  1,078,445
  General and administrative....   53,495     209,448    69,230    328,500
                                 --------  ----------  -------- ----------
    Total costs and expenses....  220,336   1,551,572   293,445  1,714,730
                                 --------  ----------  -------- ----------
    Operating income............   21,214   1,955,602   452,532  2,660,375
                                 --------  ----------  -------- ----------
Other income and (expenses):
  Interest income...............      --       19,231     2,426     33,550
  Other income..................      --          116       --         155
  Loss on disposition of fixed
   assets.......................      --       (4,754)      --         --
  Interest expense..............   (2,249)     (1,184)      --         --
                                 --------  ----------  -------- ----------
                                   (2,249)     13,409     2,426     33,705
                                 --------  ----------  -------- ----------
    Income before taxes.........   18,965   1,969,011   454,958  2,694,080
Provision for income taxes--
 Notes A-8 and C................      --      799,202   183,144  1,061,114
                                 --------  ----------  -------- ----------
    Net earnings................ $ 18,965  $1,169,809  $271,814 $1,632,966
                                 ========  ==========  ======== ==========



         The accompanying notes are an integral part of this statement.

                             ANAGRAM, INCORPORATED

                     STATEMENT OF STOCKHOLDERS' EQUITY

   YEARS ENDED DECEMBER 31, 1994 AND 1995 AND SIX MONTHS ENDED JUNE 30, 1996



                          PREFERRED STOCK     COMMON STOCK    RETAINED
                          ---------------- ------------------ EARNINGS
                          SHARES   AMOUNT   SHARES    AMOUNT  (DEFICIT)    TOTAL
                          ------- -------- --------- -------- ---------  ---------
Balances at December 31,
 1993 (unaudited).......      --  $    --  2,000,000 $ 50,000   (22,578)    27,422
Exercise of common stock
 options (unaudited)....      --       --     40,000   20,000       --      20,000
Net earnings for the
 year ended
 December 31, 1994......      --       --        --       --     18,965     18,965
                          ------- -------- --------- -------- ---------  ---------
Balances at December 31,
 1994 -- Note A-5.......      --       --  2,040,000   70,000    (3,613)    66,387
Conversion of long-term
 debt...................  200,000  100,000       --       --        --     100,000
Exercise of preferred
 stock options..........  260,000  130,000       --       --        --     130,000
Exercise of common stock
 options ...............      --       --  1,160,000   29,000       --      29,000
Net earnings for the
 year ended
 December 31, 1995......      --       --        --       --  1,169,809  1,169,809
                          ------- -------- --------- -------- ---------  ---------
Balances at December 31,
 1995...................  460,000  230,000 3,200,000   99,000 1,166,196  1,495,196
Exercise of common stock
 options (unaudited)....      --       --    615,000   15,375       --      15,375
Net earnings for the six
 months ended June 30,
 1996 (unaudited).......      --       --        --       --  1,632,966  1,632,966
                          ------- -------- --------- -------- ---------  ---------
Balances at June 30,
 1996...................  460,000 $230,000 3,815,000 $114,375 2,799,162  3,143,537
                          ======= ======== ========= ======== =========  =========



         The accompanying notes are an integral part of this statement.

                             ANAGRAM, INCORPORATED

                          STATEMENT OF CASH FLOWS

 YEARS ENDED DECEMBER 31, 1994 AND 1995 AND SIX MONTHS ENDED JUNE 30, 1995 AND
                                      1996

                          INCREASE (DECREASE) IN CASH

                                        DECEMBER 31,            JUNE 30,
                                    ---------------------  -------------------
                                      1994       1995        1995      1996
                                    --------  -----------  --------  ---------
                                                              (UNAUDITED)
Cash Flows From Operating
 Activities:
Net earnings....................... $ 18,965    1,169,809   271,814  1,632,966
                                    --------  -----------  --------  ---------
  Adjustments to reconcile net
   earnings to net cash provided by
   operating activities:
    Depreciation and amortization..    7,455       18,983       --      22,217
    Loss on disposition of
     equipment.....................      --         4,754       --         --
    (Increase) decrease in assets:
      Accounts receivable.......... (223,093)  (1,132,584) (218,306)  (520,302)
      Refund of employment taxes...   (1,541)       1,541       --         --
      Prepaid expenses.............   (5,215)         412     6,131    (16,658)
      Deferred tax asset...........      --        (8,275)      --         --
    Increase (decrease) in
     liabilities:
      Accounts payable.............   34,024      (13,339)   (6,998)    13,127
      Accrued liabilities..........   59,619      251,737     6,258    104,171
      Deferred revenue.............   28,195      488,278   207,100    102,721
      Income taxes.................      --       190,500    58,145     54,039
      Deferred tax liability.......      --        16,177       --         --
                                    --------  -----------  --------  ---------
        Total Adjustments.......... (100,556)    (181,816)   52,330   (240,685)
                                    --------  -----------  --------  ---------
        Net Cash (Used) Provided by
         Operating Activities......  (81,591)     987,993   324,144  1,392,281
                                    --------  -----------  --------  ---------
Cash Flows From Investing
 Activities:
  Decrease in shareholder loan.....    6,000          --        --         --
  Acquisition of equipment.........  (35,197)    (103,102)  (25,356)  (123,056)
  Additional deposits..............   (1,649)      (3,842)   (2,752)    (9,297)
                                    --------  -----------  --------  ---------
        Net Cash Used by Investing
         Activities................  (30,846)    (106,944)  (28,108)  (132,353)
                                    --------  -----------  --------  ---------
Cash Flows From Financing Activi-
 ties:
  Proceeds from issuance of
   convertible note................  100,000          --        --         --
  Proceeds from sales of preferred
   stock...........................      --       130,000   125,000        --
  Proceeds from sales of common
   stock...........................   20,000       29,000    29,000     15,375
                                    --------  -----------  --------  ---------
        Net Cash Provided by
         Financing Activities......  120,000      159,000   154,000     15,375
                                    --------  -----------  --------  ---------
Increase in Cash...................    7,563    1,040,049   450,036  1,275,303
Cash at beginning of period........   10,360       17,923    17,923  1,057,972
                                    --------  -----------  --------  ---------
Cash at end of period.............. $ 17,923    1,057,972   467,959  2,333,275
                                    ========  ===========  ========  =========
Supplemental disclosures of cash
 flow information:
  Cash paid during the period for:
    Interest.......................      --   $     3,433     3,433        --
    Income taxes...................      --   $   600,000       --   1,007,075
  Non-cash Financing Activity:
    Conversion of long-term debt
     (note payable) to Class A
     preferred stock...............      --   $   100,000  $100,000        --

         The accompanying notes are an integral part of this statement.

                             ANAGRAM, INCORPORATED

                         NOTES TO FINANCIAL STATEMENTS

NOTE A: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  The significant accounting policies followed by the Company are described as follows:

1. ORGANIZATION AND NATURE OF OPERATIONS

  Anagram, Incorporated is a privately funded California corporation headquartered in Sunnyvale, California. The company was incorporated as an S-Corporation on February 23, 1993 under the laws of the State of Washington. The company decided to move to California and dissolved the Washington S-Corporation. The new corporation was incorporated on November 14, 1994 as ADS Software, Incorporated and on August 23, 1995 amended the corporation's name to its original name, Anagram, Incorporated. The Company's primary business activity is the design, development, and the sale of advanced software products, and providing software management services for commercial applications. The Company's main markets include North America and the Far East.

2. USE OF ESTIMATES

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. BASIS OF ACCOUNTING

  The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with generally accepted accounting principles.

4. BAD DEBTS

  Bad debts are accounted for by the allowance method. There were no bad debts for the year ended December 31, 1994 or 1995 and no allowance is necessary.

5. STOCK CONVERSION AND SPLIT

  These financial statements and notes thereto reflect retroactively (i) the increase in the authorized number of shares of common and preferred stock to 20,000,000 and 10,000,000, respectively, and (ii) the conversion of each share of common stock and preferred stock into 2 shares of stock. Such transactions were effected on May 31, 1996.

                             ANAGRAM, INCORPORATED

6. DEPRECIATION

  Depreciation is provided for in amounts sufficient to relate the cost of equipment to operations over their estimated useful life using the straight-line method.

                                                       1994         1995
                                                   ACCUMULATED  ACCUMULATED
                   CLASS                   LIFE    DEPRECIATION DEPRECIATION
                   -----                 --------- ------------ ------------
   Furniture & equipment................ 5-7 years    $1,598      $ 1,933
   Computer equipment & software........ 3-5 years     6,329       15,927
   License management software..........  3 years        778        7,168
                                                      ------      -------
                                                      $8,705      $25,028
                                                      ======      =======

  Depreciation expense for the years were $6,663 and $17,896, respectively.

7. AMORTIZATION OF ORGANIZATION COSTS

  Organization costs are being amortized five years (60 months) using the straight-line method. Amortization of organization costs were $1,087 for both 1994 and 1995.

8. INCOME TAXES

  Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

NOTE B: CASH AND CASH EQUIVALENTS

  The Company at times has cash in excess of $100,000 on deposit in individual banks. The Federal Deposit Insurance Corporation (FDIC) insures only the first $100,000 of funds at member banks. The Company has the following insured and uninsured funds as of December 31, 1995:

                                                  BANK BALANCE INSURED UNINSURED
                                                  ------------ ------- ---------
   Bank of America...............................   $776,104   100,000  676,104

  The Company also has funds deposited in a Charles Schwab-Schwab One Account. The amount is included as a cash equivalent. These Funds are insured by the Securities Investor Protection Corporation (SIPC) up to $500,000 in accounts held in a separate capacity and an additional $40.5 million for any securities held. The balance at Schwab on December 31, 1995 was $403,108.

                             ANAGRAM, INCORPORATED

NOTE C: INCOME TAXES

  The types of temporary differences that give rise to deferred taxes are unallowed vacation pay accruals and depreciation.

  Income tax for the year ended December 31, 1995:

        Current.....................................................  $791,300
        Deferred....................................................     7,902
                                                                      --------
                                                                      $799,202
                                                                      ========
      The company's total deferred tax assets, valuation allowance, and deferred tax liabilities as of December 31, 1995 are as follows:
        Total deferred tax assets...................................  $  8,275
        Less valuation allowance....................................       --
                                                                      --------
                                                                         8,275
        Total deferred tax liabilities..............................   (16,177)
                                                                      --------
          Net deferred tax liability................................  $ (7,902)
                                                                      ========
        Those amounts have been presented in the Company's financial statements as follows:
        Deferred income tax asset--current..........................  $  8,275
        Deferred income tax liability--noncurrent...................   (16,177)
                                                                      --------
          Net deferred tax liability................................  $ (7,902)
                                                                      ========

NOTE D: LEASE COMMITMENT

  1. The Company leases office facilities in Sunnyvale, California under the terms of an operating lease. The original lease was to expire April 14, 1996, but was extended to July 15, 1996. Future minimum lease payments are $10,719. The company is in the process of searching for a new location before the lease expires.

  2. The Company also leases office space in Newport Beach, California under the terms of an operating lease. The lease expires November 8, 1996. Future minimum lease payments are $13,200.

                             ANAGRAM, INCORPORATED

NOTE E: SERIES A PREFERRED STOCK

  The Company is authorized to issue 10,000,000 shares of preferred stock, of which 1,200,000 shares are designated Series A. These shares are entitled certain rights, preferences, privileges and restrictions which are fully described in the articles of incorporation as amended on December 30, 1994.

1. DIVIDEND PROVISIONS

  Preferred stock holders are entitled to receive a dividend of $.03 per share per annum prior to any dividends paid to common stockholders. If greater than $.03 per share (determined on an as-converted basis for the preferred shares) the dividend will be an amount equal to that paid on the common shares. The dividends are not cumulative.

2. LIQUIDATION PREFERENCE

  In the event of any liquidation, dissolution or winding up of the Company, the preferred stockholders are entitled to be paid out before common stockholders as follows. A payment is to be made to preferred stockholders of $.50 per share (or on a prorata basis if insufficient assets are available). Next a payment of up to $0.005 per share is to be made to the common stockholders. Finally, any remaining assets are to be distributed to all holders of preferred and common stock in proportion to the number of shares of common stock that would be outstanding if all of the preferred stock were converted to common stock at the then effective conversion price.

3. CONVERSION

  Preferred stock shall be convertible at the option of the holder, at any time after its issuance. The number of shares of common stock into which each share of preferred stock may be converted is to be $.50 divided by the conversion price. The conversion price has been set at $.50, but may be adjusted (up or down) for stock splits or other subdivisions, distributions to common stockholders of securities other than common stock, or a corporate reorganization or reclassification.

4. VOTING RIGHTS

  The holder of each share of preferred stock shall have the right to one vote for each share of common stock into which each share of preferred stock could then be converted. Preferred stockholders shall have the same rights and powers as the holders of common stock.

                             ANAGRAM, INCORPORATED

NOTE F: STOCK OPTIONS AND RESTRICTED STOCK

1. The Company has the following outstanding stock options:

                                                                        1995
                                                         1994 STOCK UNRESTRICTED
                                                           OPTION      STOCK
                                               1993 PLAN AGREEMENT    OPTIONS
                                               --------- ---------- ------------
   Total shares in plan.......................  140,000    120,000      60,000
   Granted....................................   96,000    120,000      60,000
   Exercised..................................      --      40,000         --
   Exercise price............................. $  0.025   $    .50    $  0.025
   Effective/grant date....................... 07/08/93   01/10/94      7/8/95
   Termination date........................... 07/08/03   01/10/99    05/01/96
   Vested at (cumulative):
     December 31, 1994........................   22,000    120,000         --
     December 31, 1995........................   44,000        --       60,000
     December 31, 1996........................   66,000        --          --
     December 31, 1997........................   81,000        --          --
     December 31 1998.........................   96,000        --          --

2. The Company has the following outstanding restricted stock included in common stock:

                                                ISSUED IN   ISSUED IN
                                               WASHINGTON  CALIFORNIA    TOTAL
                                               CORPORATION CORPORATION  ISSUED
                                               ----------- ----------- ---------
   Total shares...............................   600,000    1,160,000  1,760,000
   Exercise price.............................    $0.025       $0.025
   Date issued................................  08/26/93     04/05/95
   Vested/Unrestricted at (cumulative):
     December 31, 1995........................   120,000      348,334    468,334
     December 31, 1996........................   240,000      568,334    808,334
     December 31, 1997........................   360,000      788,334  1,148,334
     December 31, 1998........................   480,000    1,008,334  1,488,334
     December 31, 1999........................   600,000    1,160,000  1,760,000

 The Company has the right to repurchase, at $0.025 per share, all unvested shares of any employee at such time as the employment relationship terminates.

                             ANAGRAM, INCORPORATED

  3. The company has the following outstanding restricted stock options granted to certain employees or consultants in 1995 with vesting commencement on their hire date:

                                                        4 YEAR   3 YEAR
                                                       VESTING  VESTING   TOTAL
                                                       -------- -------- -------
Granted...............................................  243,000  240,000 483,000
Exercise price........................................ $  0.025 $  0.025
Termination date...................................... 05/01/96 05/01/96
Vested/Unrestricted at (cumulative):
  December 31, 1995...................................      --       --      --
  December 31, 1996...................................   81,500  113,308 194,808
  December 31, 1997...................................  142,308  193,324 335,632
  December 31, 1998...................................  203,116  240,000 443,116
  December 31, 1999...................................  243,000  240,000 483,000

  The Company has the right to repurchase, at $.03 per share, all unvested shares of any employee at such time as the employment relationship terminates.

                              META-SOFTWARE, INC.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
   Independent Auditors' Report............................................ F-35
   Balance Sheets.......................................................... F-36
   Statements of Income.................................................... F-37
   Statements of Shareholders' Equity ..................................... F-38
   Statements of Cash Flows................................................ F-39
   Notes to Financial Statements........................................... F-40

                         INDEPENDENT AUDITORS' REPORT

The Board of Directors and Shareholders
 Meta-Software, Inc.

  We have audited the accompanying balance sheets of Meta-Software, Inc. (the Company) as of December 31, 1994 and 1995, and the related statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meta-Software, Inc. as of December 31, 1994 and 1995, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1995 in conformity with generally accepted accounting principles.

                                                        KPMG Peat Marwick LLP

San Jose, California
January 26, 1996

                              META-SOFTWARE, INC.

                                 BALANCE SHEETS
                                 (IN THOUSANDS)

                                                     DECEMBER 31,    JUNE 30,
                                                    --------------- -----------
                                                     1994    1995      1996
                                                    ------- ------- -----------
                                                                    (UNAUDITED)
                      ASSETS
Current assets:
  Cash and cash equivalents........................ $ 3,811 $25,720   $ 3,891
  Short-term investments...........................     --      --     20,497
  Accounts receivable, net.........................   5,067   4,981     5,590
  Deferred income taxes............................     --    1,103     1,103
  Prepaid income taxes.............................     --      --      2,934
  Prepaid expenses and other assets................     283     328       554
                                                    ------- -------   -------
    Total current assets...........................   9,161  32,132    34,569
  Property and equipment, net......................   1,573   1,679     2,351
  Deferred income taxes............................     --    1,200     1,200
  Other assets.....................................      42      84       193
                                                    ------- -------   -------
                                                    $10,776 $35,095   $38,313
                                                    ======= =======   =======
       LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable................................. $   171 $   152   $   258
  Accrued liabilities..............................   1,967   3,764     2,648
  Current portion technology acquisition payable...     --      876       586
  Deferred revenue.................................   3,168   3,598     4,110
  Shareholder distributions payable................       1   1,800       --
                                                    ------- -------   -------
    Total current liabilities......................   5,307  10,190     7,602
Other non-current liabilities......................     152     156       191
Long-term portion technology acquisition payable...     --    1,424       903
Commitments and contingencies
Shareholders' equity:
  Common stock, no par value; 50,000 shares
   authorized;
   7,500, 9,800 and 10,164 shares issued and
   outstanding, respectively.......................      10  22,200    25,832
  Unrealized gain (loss) on investments............     --      --        (22)
  Retained earnings................................   5,307   1,125     3,807
                                                    ------- -------   -------
                                                      5,317  23,325    29,617
                                                    ------- -------   -------
                                                    $10,776 $35,095   $38,313
                                                    ======= =======   =======

                See accompanying notes to financial statements.

                              META-SOFTWARE, INC.

                              STATEMENTS OF INCOME
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                   SIX MONTHS
                                                                     ENDED
                                      YEARS ENDED DECEMBER 31,      JUNE 30,
                                     --------------------------  --------------
                                       1993     1994     1995     1995   1996
                                     -------- -------- --------  ------ -------
                                                                  (UNAUDITED)
Net revenue:
  Product license................... $ 10,523 $ 13,818 $ 17,456  $7,413 $ 9,970
  Maintenance and service...........    3,254    5,834    7,825   3,448   4,919
                                     -------- -------- --------  ------ -------
    Net revenue.....................   13,777   19,652   25,281  10,861  14,889
Cost of revenue:
  Product license...................    1,125      683      875     434     590
  Maintenance and service...........    1,290    1,588    1,857     906   1,113
                                     -------- -------- --------  ------ -------
    Total cost of revenue...........    2,415    2,271    2,732   1,340   1,703
                                     -------- -------- --------  ------ -------
    Gross margin....................   11,362   17,381   22,549   9,521  13,186
Operating expenses:
  Research and development..........    3,179    4,044    5,940   2,798   2,887
  Sales and marketing...............    4,661    6,560    8,184   3,708   5,110
  General and administrative........    1,357    1,946    2,686   1,041   1,395
  Acquisition of technology.........      --     1,600    2,693     --      --
                                     -------- -------- --------  ------ -------
    Total operating expenses........    9,197   14,150   19,503   7,547   9,392
Income from operations..............    2,165    3,231    3,046   1,974   3,794
Other income, net...................       44      104      355     109     366
                                     -------- -------- --------  ------ -------
Income before income taxes..........    2,209    3,335    3,401   2,083   4,160
Income tax expense (benefit)........      147      575     (950)    186   1,478
                                     -------- -------- --------  ------ -------
Net income.......................... $  2,062 $  2,760 $  4,351  $1,897 $ 2,682
                                     ======== ======== ========  ====== =======
Net income per share................                                    $  0.25
                                                                        =======
    Shares used in computation of
     net income per share...........                                     10,622
                                                                        =======
Pro forma net income and per share
 data (unaudited):
  Income before taxes, as reported.. $  2,209 $  3,335 $  3,401  $2,083
  Pro forma income taxes............      795    1,201    1,224     750
                                     -------- -------- --------  ------
  Pro forma net income.............. $  1,414 $  2,134 $  2,177  $1,333
                                     ======== ======== ========  ======
  Pro forma net income per share.... $   0.16 $   0.22 $   0.22  $ 0.14
                                     ======== ======== ========  ======
  Shares used in computation of pro
   forma net income per share.......    8,834    9,792    9,866   9,792
                                     ======== ======== ========  ======

                See accompanying notes to financial statements.

                              META-SOFTWARE, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                            COMMON STOCK     UNREALIZED                 TOTAL
                           --------------  GAIN (LOSS) ON RETAINED  SHAREHOLDERS'
                           SHARES AMOUNT    INVESTMENTS   EARNINGS     EQUITY
                           ------ -------  -------------- --------  -------------
Balances, December 31,
 1992....................   7,500 $    10      $ --       $ 4,961     $  4,971
Distributions to
 shareholders............     --      --         --        (2,150)      (2,150)
Net income...............     --      --         --         2,062        2,062
                           ------ -------      -----      -------     --------
Balances, December 31,
 1993....................   7,500 $    10      $ --       $ 4,873     $  4,883
Distributions to
 shareholders............     --      --         --        (2,326)      (2,326)
Net income...............     --      --         --         2,760        2,760
                           ------ -------      -----      -------     --------
Balances, December 31,
 1994....................   7,500 $    10      $ --       $ 5,307     $  5,317
Distributions to
 shareholders............     --   (2,593)       --        (8,533)     (11,126)
Issuance of common stock
 in public offering, net
 of expenses.............   2,300  24,668        --           --        24,668
Contributed capital
 related to stock
 compensation expense....     --      112        --           --           112
Stock options exercised..     --        3        --           --             3
Net income...............     --      --         --         4,351        4,351
                           ------ -------      -----      -------     --------
Balances, December 31,
 1995....................   9,800 $22,200      $ --       $ 1,125     $ 23,325
Unrealized gain (loss) on
 investments
 (unaudited).............     --      --         (22)         --           (22)
Contributed capital on
 exercise of vested stock
 appreciation rights
 (unaudited).............     --      538        --           --           538
Income tax benefit from
 exercise of
 non-qualified stock
 options (unaudited).....     --    2,200        --           --         2,200
Exercise of stock options
 (unaudited).............     364     816        --           --           816
Accrued shareholder
 distributions adjustment
 (unaudited).............     --       46        --           --            46
Contributed capital
 related to stock
 compensation expense
 (unaudited).............     --       32        --           --            32
Net income (unaudited)...     --      --         --         2,682        2,682
                           ------ -------      -----      -------     --------
Balances, June 30, 1996
 (unaudited).............  10,164 $25,832      $ (22)     $ 3,807     $ 29,617
                           ====== =======      =====      =======     ========


                See accompanying notes to financial statements.

                              META-SOFTWARE, INC.

                            STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                          YEARS ENDED DECEMBER 31,     SIX MONTHS ENDED JUNE 30,
                         ----------------------------  --------------------------
                           1993      1994      1995       1995          1996
                         --------  --------  --------  ------------ -------------
                                                              (UNAUDITED)
Cash flows from
 operating activities:
  Net income...........  $  2,062  $  2,760  $  4,351        1,897  $       2,682
  Adjustments to
   reconcile net income
   to net cash provided
   by operating
   activities:
   Depreciation and
    amortization.......       614       729       775          367            386
   Stock compensation
    expense............       --        --        --           --              32
   Compensation expense
    (benefit)
    attributable to
    stock appreciation
    rights.............        39       380       484          435            (43)
   Loss on disposal of
    property and
    equipment..........        20        16        15          --             --
   Provision for
    doubtful accounts..        12        14       297           38             16
   Deferred taxes......       --        --     (2,303)         --             --
   Deferred rent.......       --         75        38          --              78
   Changes in operating
    assets and
    liabilities:
    Accounts
     receivable........      (106)   (2,170)     (211)        (282)          (625)
    Shareholder
     advances..........      (300)      300       --           --             --
    Prepaid expenses
     and other assets..       (96)     (159)      (87)          81           (335)
    Prepaid income tax-
     es................       --        --        --           --            (734)
    Accounts payable...      (215)       12       (19)          44            106
    Accrued
     liabilities.......       340       464     1,313           30           (535)
    Technology
     acquisition
     payable...........       --        --      2,300          --            (811)
    Deferred revenue...       991     1,193       396          545            469
                         --------  --------  --------  -----------  -------------
      Net cash provided
       by operating
       activities......     3,361     3,614     7,349        3,155            686
Cash flows used in
 investing activities:
   Purchase of property
    and equipment......      (863)     (571)     (896)        (559)        (1,058)
   Purchase of short-
    term investments...       --        --        --           --         (35,895)
   Proceeds from sale
    of short-term
    investments........       --        --        --           --          15,376
                         --------  --------  --------  -----------  -------------
      Net cash used in
       investing
       activities......     (863)     (571)      (896)        (559)       (21,577)
Cash flows used in
 financing activities:
   Distributions to
    shareholders.......    (1,579)   (2,896)   (9,327)        (827)        (1,754)
   Issuance of common
    stock..............       --        --     24,668          --             --
   Stock compensation
    expense............       --        --        112          --             --
   Proceeds from stock
    option exercised...       --        --          3          --             816
                         --------  --------  --------  -----------  -------------
      Net cash provided
       by (used in)
       financing
       activities......    (1,579)   (2,896)   15,456         (827)          (938)
Net increase (decrease)
 in cash and cash
 equivalents...........       919       147    21,909        1,769        (21,829)
Cash and cash
 equivalents at
 beginning of period...     2,745     3,664     3,811        3,811         25,720
                         --------  --------  --------  -----------  -------------
Cash and cash
 equivalents at end of
 period................  $  3,664  $  3,811  $ 25,720       $5,580  $       3,891
                         ========  ========  ========  ===========  =============
Supplemental
 disclosures of cash
 flow information:
  Cash paid during the
   period:
   Income taxes........  $    204  $    525  $    730  $       227  $       2,545
                         ========  ========  ========  ===========  =============
  Noncash financing
   activities:
   Dividends declared
    but not paid.......  $    571  $      1  $  1,800  $       --   $         --
                         ========  ========  ========  ===========  =============
  Contributed capital
   on exercise of
   vested stock appre-
   ciation rights......  $    --   $    --   $    --   $       --   $         538
                         ========  ========  ========  ===========  =============
  Income tax benefit
   from exercise of non
   qualified stock
   options.............  $    --   $    --   $    --   $       --   $       2,200
                         ========  ========  ========  ===========  =============

                See accompanying notes to financial statements.

                              META-SOFTWARE, INC.

                         NOTES TO FINANCIAL STATEMENTS
              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Organization

  Meta-Software, Inc. (the Company) develops, markets, and supports simulation and library generation software products for use in integrated circuit design.

 Principles of Presentation and Preparation

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 Cash and Cash Equivalents

  Cash equivalents consist of short-term, highly liquid investments with original maturities of 90 days or less. The carrying amount approximates fair value due to the short-term nature of these instruments. Cash and cash equivalents include money market funds and various deposit accounts.

 Property and Equipment

  Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided using the straight-line method over the estimated useful lives of the respective assets, which are generally three to five years. Leasehold improvements are amortized over the shorter of the useful life of the asset or the related lease term.

 Software Development Costs

  Development costs incurred in the research and development of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. To date, the Company's software development has been completed concurrent with the establishment of technological feasibility, and accordingly, no costs have been capitalized.

 Concentration of Credit Risk

  Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, cash equivalents and trade receivables. Cash equivalents consist primarily of money market instruments carried at cost, which approximates fair market value. Management believes the credit risk associated with such instruments is minimal. The Company sells its products to customers who are primarily designers and manufacturers of integrated circuits. Management believes that risk of credit loss is significantly reduced due to the diversity of its customers and their dispersion across many geographic areas.

 Revenue Recognition

  The Company recognizes revenue in accordance with the provisions of American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition.

  Product license revenue is recognized when a customer's firm purchase order has been received, the software and authorization code have been shipped, and there are no significant remaining obligations to the customer. When the Company receives payment prior to shipment or fulfillment of a significant obligation to the

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED) customer, such payments are recorded as deferred revenue and recognized as revenue upon shipment or fulfillment of such significant obligation.

  Maintenance revenue consists of fees for providing software updates, user documentation updates, and technical support for software products. Maintenance revenue is deferred and is recognized on a straight-line basis over the term of the agreement, generally one year. Design and test services revenue is recognized upon delivery of the final design or completion of testing, as applicable.

  The Company maintains an allowance for potential credit losses and for any anticipated returns on products sold to distributors and direct customers.

 Pro Forma Net Income Per Share

  Pro forma net income per share is computed using pro forma net income which reflects the tax expense that would have been reported if the Company had been a C corporation and is based on the weighted average number of shares of common stock outstanding and common equivalent shares from stock options outstanding (using the treasury stock method). In accordance with certain Securities and Exchange Commission Staff Accounting Bulletins, such computations include all common and common equivalent shares issued within 12 months of the offering date as if they were outstanding for all prior periods presented using the treasury stock method and the anticipated initial public offering (IPO) price. In addition, the calculation includes shares deemed to be outstanding, which represent the number of shares sufficient to fund the final S corporation distribution.

 Income Taxes

  The Company accounts for income taxes using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

  The Company previously elected to be treated as an S corporation for federal and state income tax reporting purposes. Federal and state taxes on the income of an S corporation are generally payable by the individual shareholders rather than the corporation. Accordingly, only the California S corporation franchise tax and certain foreign taxes were provided through the termination of the S corporation.

  The Company's S corporation status was terminated on October 31, 1995, prior to the completion of the IPO of its common stock. The accompanying statements of income for the years ended December 31, 1995 and 1994 reflect provisions for income taxes on an unaudited pro forma basis, using the asset and liability method, as if the Company had been a C corporation, fully subject to federal and state income taxes.

 Stock-Based Compensation

  The Company has various stock-based compensation plans, as discussed in Note
5. The Company has accounted for the effect of its stock-based compensation plans under Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees. The Company will adopt Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation in 1996 and plans to use the pro forma approach allowed under this standard.

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

 Foreign Currency Translation

  The functional currency of the Company's foreign operations is the U.S. dollar. All monetary assets and liabilities are translated at the current rate at the end of the period; nonmonetary assets and liabilities are translated at historical rates; and expenses are translated at average exchange rates in effect during the period. Translation and transaction gains and losses, which are included in the statements of income, have not been material in any of the periods presented.

 Interim Financial Statements

  The accompanying unaudited financial statements as of June 30, 1996 and for the six-month periods ended June 30, 1995 and 1996 have been prepared on substantially the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, which management believes are necessary for a fair presentation of the financial information set forth herein.

 Reclassifications

  Certain amounts in the 1993 and 1994 financial statements have been reclassified to conform to the 1995 presentation.

(2) BALANCE SHEET COMPONENTS

 Cash and Cash Equivalents

  A summary of cash and cash equivalents follows (in thousands):

                                                                   DECEMBER 31,
                                                                  --------------
                                                                   1994   1995
                                                                  ------ -------
   Cash.......................................................... $1,366 $ 3,094
   Money market funds............................................  2,445  22,626
                                                                  ------ -------
                                                                  $3,811 $25,720
                                                                  ====== =======

 Accounts Receivable

  A summary of accounts receivable follows (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Trade receivables............................................. $5,374 $5,558
   Less allowance for doubtful accounts..........................    307    577
                                                                  ------ ------
                                                                  $5,067 $4,981
                                                                  ====== ======

 Property and Equipment

  A summary of property and equipment follows (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Computer equipment............................................ $1,992 $2,824
   Office and other equipment....................................    586    624
   Leasehold improvements........................................    912    917
                                                                  ------ ------
                                                                   3,490  4,365
   Less accumulated depreciation and amortization................  1,917  2,686
                                                                  ------ ------
                                                                  $1,573 $1,679
                                                                  ====== ======

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

  Depreciation and amortization expense was approximately $614,000, $729,000, and $775,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

 Accrued Liabilities

  A summary of accrued liabilities follows (in thousands):

                                                                  DECEMBER 31,
                                                                  -------------
                                                                   1994   1995
                                                                  ------ ------
   Accrued employee compensation................................. $  542 $1,109
   Accrued commissions...........................................    579    426
   Accrued sales tax.............................................    160     59
   Accrued income tax............................................     89    712
   Accrued stock appreciation rights.............................    419    903
   Other liabilities.............................................    178    555
                                                                  ------ ------
                                                                  $1,967 $3,764
                                                                  ====== ======

(3) LINE OF CREDIT

  The Company has a line of credit expiring in June 1996 that allows borrowings of up to $3,500,000 of eligible accounts receivable at the 30-day commercial paper rate plus 2.65%.

(4) COMMITMENTS AND CONTINGENCIES

 Leases

  The Company leases certain facilities and equipment under noncancelable operating leases. Future minimum lease commitments under noncancelable operating leases are as follows (in thousands):

      YEAR ENDING
      DECEMBER 31,
      ------------
      1996.............................................................. $  600
      1997..............................................................    630
      1998..............................................................    662
      1999..............................................................    459
                                                                         ------
      Total minimum lease payments...................................... $2,351
                                                                         ======

  The Company leases its primary operating facility from a related party under a noncancelable operating lease agreement expiring in 1999. Rent expense incurred under this lease agreement was approximately $448,000, $622,000, and $613,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

  Rent expense under other operating leases, primarily for sales offices under month-to-month leases, was approximately $0, $30,000, and $82,000 for the years ended December 31, 1993, 1994 and 1995, respectively.

 Contingencies

  The Company has been involved in various legal matters which have arisen in the normal course of business. It is the judgment of management, after consultation with counsel, that any liability which may result from the disposition of such legal matters will not have a material adverse effect on the financial condition of the Company.

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

(5) SHAREHOLDERS' EQUITY

 Shareholder Distributions

  As an S corporation, the Company made distributions to its shareholders to provide them with funds to pay income taxes on corporate earnings. Prior to the completion of the IPO and the termination of the S corporation, the Company declared a distribution payable to existing shareholders of the Company. This distribution represented undistributed tax basis earnings of the Company through termination of the S corporation.

 Stock Split

  On September 15, 1995 the Board of Directors approved an increase in the number of authorized shares of common stock to 50,000,000, and a three for two stock split on outstanding shares and options. Accordingly, all share and per share amounts have been adjusted to reflect the stock split.

 Preferred Stock

  The Company is authorized to issue up to 5,000,000 shares of undesignated preferred stock in one or more series and to determine dividend rights, preferences, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences, number of shares and designation of any such series without any further vote or action of the shareholders.

 1992 Stock Option/Appreciation Plan

  Under the Company's 1992 Stock Option/Appreciation Plan (the 1992 Plan), 1,950,000 shares of common stock were reserved for the issuance of stock options, for grant at not less than 90% of the fair market value at the date of grant. Fair market value, in the absence of trading on a national or regional stock exchange, was established by the Board of Directors based on an independent valuation of the Company. Options generally vest over a period of 1 to 4 years from the date of grant, expire 10 years from the date of grant and terminate, to the extent not exercised, 1 month after termination of employment.

  The 1992 Plan provided for the exercise of stock appreciation rights with respect to outstanding options in the absence of trading of the Company's stock on a national or regional stock exchange. Upon the exercise of stock appreciation rights, the employee surrendered the related unexercised option and received a cash payment equal to the excess of the fair market value of the underlying shares at the time of exercise over the aggregate exercise price of the related option. Compensation expense was recognized for the appreciation in value from the date of grant.

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

  A summary of stock option activity under the 1992 Plan follows (in the table, stock appreciation rights are treated as underlying options):

                                          SHARES
                                       AVAILABLE FOR   OPTIONS
                                       FUTURE GRANT  OUTSTANDING EXERCISE PRICE
                                       ------------- ----------- --------------
Balances as of December 31, 1992......    833,333           --         --
  Granted.............................   (594,458)      594,458      $1.42
  Canceled............................     94,958       (94,958)     $1.42
                                         --------     ---------
Balances as of December 31, 1993......    333,833       499,500      $1.42
  Additional shares reserved..........    516,667           --         --
  Granted.............................   (691,875)      691,875      $1.54
  Canceled............................    150,000      (150,000) $1.42 - $1.54
                                         --------     ---------
Balances as of December 31, 1994......    308,625     1,041,375  $1.42 - $1.54
  Additional shares reserved..........    600,000           --         --
  Granted.............................   (787,000)      787,000  $2.33 - $10.14
  Canceled............................    325,875      (325,875) $1.42 - $6.41
  Exercised...........................        --           (375)     $1.54
                                         --------     ---------
Balances as of December 31, 1995......    447,500     1,502,125  $1.42 - $10.14
                                         ========     =========

  As of December 31, 1995, 340,593 options were exercisable at $1.42 to $5.28.

  During the months of June, July, and August 1995, the Company entered into agreements with substantially all individual option holders under the 1992 Plan terminating the stock appreciation right feature of the individual awards. Compensation expense, based on fair market value of the stock as determined by the Board of Directors, was recorded based on the vested stock appreciation rights of the individual shareholders through the date such rights were terminated. Upon effectiveness of the IPO, all stock appreciation rights terminated, and no further compensation expense was recorded.

 1995 Equity Incentive Plan

  In July 1995, the Company adopted the 1995 Equity Incentive Plan (the Equity Incentive Plan) and reserved 900,000 shares for issuance thereunder. The Equity Incentive Plan provides for the grant of incentive stock options to employees of the Company and for the grant of nonstatutory stock options to employees and consultants of the Company. The Board of Directors administers the Equity Incentive Plan and has the discretion to grant stock options. Exercise prices may not be less than 100% and 85% of the fair market value at the date of grant for incentive options and nonstatutory options, respectively. Options granted under the Equity Incentive Plan generally vest over 4 years and expire after 10 years. The Company has granted 9,500 options under the Equity Incentive Plan at prices ranging between $16.25 to $17.63 as of December 31, 1995.

 1995 Directors' Stock Option Plan

  In July 1995, the Company adopted the 1995 Directors' Stock Option Plan (the Directors' Plan) and reserved 90,000 shares for issuance thereunder. The Directors' Plan provides for the automatic grant of nonstatutory stock options to nonemployee directors of the Company at the fair market value of the common stock on the date of grant. The term of options granted under the Directors' Plan may not exceed 10 years or the end of the director's status as a director. The Company has not granted any options under the Directors' Plan as of December 31, 1995.

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED) 1995 Employee Stock Purchase Plan

  In July 1995, the Company adopted the 1995 Employee Stock Purchase Plan (the Purchase Plan) and reserved 225,000 shares for issuance thereunder. The Purchase Plan became effective upon the completion of the Company's IPO. The Purchase Plan permits eligible employees to purchase common stock, through payroll deductions of up to 5% of the employee's compensation, at a price equal to 85% of the fair market value of the common stock at either the beginning of each offering period or the end of the offering period, whichever is lower.

(6) INCOME TAXES

  The components of income tax expense (benefit), as presented in the accompanying statements of income, comprise federal taxes, state taxes, and certain foreign taxes. The pro forma provision for income taxes reflects the income tax expense that would have been reported if the Company had been a C corporation for the year ended December 31, 1994 and the entire year ended December 31, 1995. The components of income taxes for the year ended December 31, 1995 and unaudited pro forma income taxes for the years ended December 31, 1994 and 1995 are as follows (in thousands):

                                                                     YEAR ENDED
                                                                    DECEMBER 31,
                                                                        1995
                                                                    ------------
      Income taxes:
       Current:
        Federal....................................................    $  544
        State......................................................       230
        Foreign....................................................       579
                                                                       ------
          Total current............................................     1,353
                                                                       ------
      Deferred:
        Federal....................................................    (1,788)
        State......................................................      (515)
                                                                       ------
          Total deferred...........................................    (2,303)
                                                                       ------
          Total income tax benefit.................................    $ (950)
                                                                       ======

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
   Unaudited Pro Forma Income taxes:
    Current:
     Federal.................................................... $  784  $1,788
     State......................................................    304     633
     Foreign....................................................    497     579
                                                                 ------  ------
       Total current............................................  1,585   3,000
    Deferred:
     Federal....................................................   (312) (1,349)
     State......................................................    (72)   (427)
                                                                 ------  ------
       Total deferred...........................................   (384) (1,776)
                                                                 ------  ------
       Total pro forma income taxes............................. $1,201  $1,224
                                                                 ======  ======

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

  The following reconciles the expected corporate federal income tax expense (computed by multiplying the Company's income before income taxes by 34%) to the Company's income tax expense (benefit) for the year ended December 31, 1995 and the unaudited pro forma income tax expense for the years ended December 31, 1994 and 1995 (in thousands):

                                                                    YEAR ENDED
                                                                   DECEMBER 31,
                                                                       1995
                                                                   ------------
      Expected income tax expense.................................    $1,156
      State income taxes, net of federal tax effect...............      (188)
      S-election benefit..........................................      (575)
      Foreign taxes...............................................       423
      Establishment of deferred assets in conjunction with the
       change
       from S to C status.........................................    (1,725)
      Other, net..................................................       (41)
                                                                      ------
        Actual income tax benefit.................................    $ (950)
                                                                      ======

                                                                  YEAR ENDED
                                                                 DECEMBER 31,
                                                                 --------------
                                                                  1994    1995
                                                                 ------  ------
     Expected pro forma income tax expense...................... $1,134  $1,156
     State income taxes, net of federal tax effect..............    153     136
     Research and development tax credits.......................   (144)   (105)
     Other, net.................................................     58      37
                                                                 ------  ------
       Pro forma income taxes................................... $1,201  $1,224
                                                                 ======  ======

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities as of December 31, 1995, are presented below (in thousands):

   Deferred tax assets:
     Reserves not recognized for tax purposes.......................... $  250
     Accrued expenses, not currently deductible........................    774
     Deferred revenue recognized for tax purposes......................     46
     Property and equipment, principally due to differences in
      depreciation.....................................................  1,200
     Other deferred tax assets.........................................     33
                                                                        ------
       Total gross deferred tax assets.................................  2,303
                                                                        ------
   Valuation allowance.................................................    --
                                                                        ------
       Net deferred tax assets......................................... $2,303
                                                                        ======

  Management believes that it is more likely than not, based upon historical operating results, that the Company will generate sufficient future taxable income to realize the net deferred tax assets.

(7) MAJOR CUSTOMERS AND INTERNATIONAL SALES

  One customer accounted for approximately 14%, 15%, and 14% of total revenue for the years ended December 31, 1993, 1994 and 1995, respectively. As of December 31, 1993, 1994 and 1995, no customer comprised in excess of 10% of total accounts receivable.

                              META-SOFTWARE, INC.

              DECEMBER 31, 1993, 1994 AND 1995 AND JUNE 30, 1996
    (INFORMATION FOR THE SIX MONTH PERIOD ENDED JUNE 30, 1996 IS UNAUDITED)

  International revenue, principally to customers in Asia, accounted for approximately 37% 40%, and 40% of net revenue for the years ended December 31, 1993, 1994 and 1995, respectively.

(8) ACQUISITIONS OF TECHNOLOGY

  In each of April 1994 and October 1995, the Company acquired rights to certain software technology under development. As the acquired software had not reached technological feasibility, it was expensed upon acquisition.

  Under the October 1995 agreement, the Company made a cash payment of $400,000 and will make payments of approximately $500,000, $400,000, $670,000,
$475,000, $350,000 and $200,000 in January 1996, March 1996, March 1997, March
1998, March 1999 and March 2000, respectively. The net present value of these payments is included in technology acquisition payable in the accompanying balance sheet.

(9) EMPLOYEE RETIREMENT PLAN

  The Company maintains a 401(k) retirement plan for employees meeting certain criteria. The plan is administered by a third party, and the Company matches 25% of employee contributions up to a maximum annual matching contribution of $1,000 per employee. The Company may make additional contributions to the plan at the discretion of the Board of Directors.

                                   APPENDIX A

                      AGREEMENT AND PLAN OF REORGANIZATION

                                  BY AND AMONG

                              AVANT! CORPORATION,

                           NATASHA MERGER CORPORATION

                                      AND

                            META-SOFTWARE, INC.

                                AUGUST 22, 1996

                               TABLE OF CONTENTS

                                                                           PAGE
                                                                           ----
 ARTICLE I   THE MERGER..................................................    2
    1.1      The Merger..................................................    2
    1.2      Closing, Effective Time.....................................    2
    1.3      Effect of the Merger........................................    2
    1.4      Articles of Incorporation; Bylaws...........................    2
    1.5      Directors and Officers......................................    2
    1.6      Effect on Capital Stock.....................................    2
    1.7      Dissenters' Rights..........................................    3
    1.8      Surrender of Certificates...................................    4
    1.9      No Further Ownership Rights in Meta Common Stock............    5
    1.10     Lost, Stolen or Destroyed Certificates......................    5
    1.11     Tax and Accounting Consequences.............................    5
    1.12     Taking of Necessary Action; Further Action..................    5
 ARTICLE II  REPRESENTATIONS AND WARRANTIES OF META......................    5
    2.1      Organization, Standing and Power............................    6
    2.2      Capital Structure...........................................    6
    2.3      Authority...................................................    7
    2.4      SEC Documents, Financial Statements.........................    7
    2.5      Absence of Certain Changes..................................    8
    2.6      Absence of Undisclosed Liabilities..........................    8
    2.7      Permits and Licenses........................................    9
    2.8      Properties and Contracts....................................    9
    2.9      Litigation..................................................    9
    2.10     Intellectual Property.......................................    9
    2.11     Environmental Matters.......................................   10
    2.12     Taxes.......................................................   11
    2.13     Employee Benefit Plans......................................   11
    2.14     Certain Agreements Affected by the Merger...................   13
    2.15     Brokers' and Finders' Fees..................................   13
    2.16     Opinion of Meta Financial Advisor...........................   13
    2.17     Registration Statement; Proxy Statement/Prospectus..........   13
    2.18     Representations Complete....................................   13
 ARTICLE III REPRESENTATIONS AND WARRANTIES OF AVANT! AND MERGER SUB.....   14
    3.1      Organization, Standing and Power............................   14
    3.2      Capital Structure...........................................   14
    3.3      Authority...................................................   15
    3.4      SEC Documents; Financial Statements.........................   15
    3.5      Absence of Certain Changes..................................   16
    3.6      Absence of Undisclosed Liabilities..........................   16
    3.7      Permits and Licenses........................................   17
    3.8      Properties and Contracts....................................   17
    3.9      Litigation..................................................   17
    3.10     Intellectual Property.......................................   17
    3.11     Environmental Matters.......................................   18
    3.12     Taxes.......................................................   19
    3.13     Employee Benefit Plans......................................   19
    3.14     Certain Agreements Affected by the Merger...................   21
    3.15     Brokers' and Finders' Fees..................................   21

                                                                          PAGE
                                                                          ----
     3.16     Registration Statement; Proxy Statement/Prospectus........   21
     3.17     Representations Complete..................................   21
  ARTICLE IV  CONDUCT PRIOR TO THE EFFECTIVE TIME.......................   22
     4.1      Conduct of Business of Avant! and Meta....................   22
     4.2      Conduct of Business of Meta...............................   22
     4.3      Notices...................................................   24
     4.4      Other Officers............................................   24
  ARTICLE V   ADDITIONAL AGREEMENTS.....................................   25
     5.1      Proxy Statement/Prospectus; Registration Statement........   25
     5.2      Meeting of Shareholders...................................   25
     5.3      Access to Information.....................................   25
     5.4      Confidentiality...........................................   26
     5.5      Public Disclosure.........................................   26
     5.6      Consents; Cooperation.....................................   26
     5.7      Pooling Accounting........................................   27
     5.8      Affiliate Agreements......................................   27
     5.9      Legal Requirements........................................   27
     5.10     Blue Sky Laws.............................................   27
     5.11     Employee Benefit Plans....................................   28
     5.12     Letter of Avant!'s and Meta's Accountants.................   29
     5.13     Form S-8..................................................   29
     5.14     Indemnification...........................................   30
     5.15     Listing of Additional Shares..............................   30
     5.16     Pooling Letters...........................................   30
     5.17     Best Efforts and Further Assurances.......................   31
     5.18     Notification of Certain Matters...........................   31
     5.19     Shareholders Agreement....................................   31
     5.20     HSR Act Filings...........................................   31
     5.21     Operations of Avant! Post Merger..........................   31
  ARTICLE VI  CONDITIONS TO THE MERGER..................................   31
                   Conditions to Obligations of Each Party to Effect the
     6.1      Merger....................................................   31
     6.2      Additional Conditions to Obligations of Meta..............   32
                  Additional Conditions to the Obligations of Avant! and
     6.3      Merger Sub................................................   33
 ARTICLE VII  TERMINATION, AMENDMENT AND WAIVER.........................   34
     7.1      Termination...............................................   34
     7.2      Effect of Termination.....................................   35
     7.3      Expenses and Termination Fees.............................   35
     7.4      Amendment.................................................   36
     7.5      Extension; Waiver.........................................   36
 ARTICLE VIII GENERAL PROVISIONS........................................   36
     8.1      Survival..................................................   36
     8.2      Notices...................................................   36
     8.3      Interpretation............................................   37
     8.4      Counterparts..............................................   37
     8.5      Entire Agreement; Nonassignability; Parties in Interest...   37
     8.6      Severability..............................................   37
     8.7      Remedies Cumulative.......................................   37
     8.8      Governing Law.............................................   38
     8.9      Rules of Construction.....................................   38

EXHIBITS

Exhibit A................................................ Affiliates Agreement
Exhibit B................................................ Shareholders Agreement

                     AGREEMENT AND PLAN OF REORGANIZATION

  This AGREEMENT AND PLAN OF REORGANIZATION (the "Agreement") is made and entered into as of August 22, 1996, by and among Avant! Corporation, a Delaware corporation ("Avant!"), Natasha Merger Corporation, a California corporation ("Merger Sub") and wholly owned subsidiary of Avant!, and Meta-Software, Inc., a California corporation ("Meta").

                                   RECITALS

  A. The Boards of Directors of Meta, Avant! and Merger Sub believe it is in the best interests of their respective corporations and the stockholders of their respective corporations that Meta and Merger Sub combine into a single company through the statutory merger of Merger Sub with and into Meta (the "Merger") and, in furtherance thereof, have approved the Merger.

  B. In the Merger, among other things, the outstanding shares of Meta Common Stock, no par value ("Meta Common Stock"), shall be converted into shares of Avant! Common Stock, $.0001 par value ("Avant! Common Stock"), at the rate set forth herein.

  C. Meta, Avant! and Merger Sub desire to make certain representations and warranties and other agreements in connection with the Merger.

  D. The parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (the "Code"), and to cause the Merger to qualify as a reorganization under the provisions of Sections 368(a)(1)(A) and 368(a)(2)(E) of the Code.

  E. The parties intend for the Merger to be accounted for as a pooling of interests pursuant to APB Opinion No. 16, Staff Accounting Series Releases 130, 135 and 146 and Staff Accounting Bulletin Topic Two.

  F. Concurrent with the execution of this Agreement and as an inducement to Avant! and Merger Sub to enter into this Agreement, Shawn M. Hailey and Kim L. Hailey (the "Shareholders"), who are officers and directors of Meta, have on the date hereof entered into an agreement to vote the shares of Meta's Common Stock owned by such persons to approve the Merger.

  NOW, THEREFORE, in consideration of the covenants and representations set forth herein, and for other good and valuable consideration, the parties agree as follows:

                                   ARTICLE I

                                   THE MERGER

  1.1 The Merger. At the Effective Time (as defined in Section 1.2) and subject to and upon the terms and conditions of this Agreement and the applicable provisions of the California General Corporation Law ("California Law"), Merger Sub shall be merged with and into Meta, the separate corporate existence of Merger Sub shall cease and Meta shall continue as the surviving corporation. Meta as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

  1.2 Closing; Effective Time. The closing of the transactions contemplated hereby (the "Closing") shall take place as soon as practicable after the satisfaction or waiver of each of the conditions set forth in Article VI hereof or at such other time as the parties hereto agree (the date on which the Closing shall occur, the "Closing Date" or the "Effective Date"). The Closing shall take place at the offices of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, 600 Hansen Way, Palo Alto, California, or at such other location as the parties hereto agree. In connection with the Closing, the parties hereto shall cause the Merger to be consummated by filing an Agreement of Merger, in form reasonably satisfactory to Avant! and Meta (the "Agreement of Merger"), with the Secretary of State of the State of California, in accordance with the relevant provisions of California Law (the time of such filing being the "Effective Time").

  1.3 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Agreement of Merger and the applicable provisions of California Law. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, powers and franchises of Meta and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of Meta and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

  1.4 Articles of Incorporation; Bylaws.

    (a) At the Effective Time, the Articles of Incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation until thereafter amended; provided, however, that Article I of the Articles of Incorporation of the Surviving Corporation shall be amended to read as follows: "The name of the corporation is Meta."

    (b) The Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation until thereafter amended.

  1.5 Directors and Officers. At the Effective Time, the directors of Merger Sub shall be the initial directors of the Surviving Corporation and the officers of Merger Sub shall be the initial officers of the Surviving Corporation, until their respective successors are duly elected or appointed and qualified.

  1.6 Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, Avant!, Meta or the holders of any of the following securities:

    (a) Conversion of Meta Common Stock. At the Effective Time, each share of Meta Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares of Meta Common Stock to be canceled pursuant to Section 1.6(b) and any Dissenting Shares (as defined in Section 1.7 below)) will be canceled and extinguished and be converted automatically into the right to receive a fraction of a share of Avant! Common Stock (the "Exchange Ratio"), the numerator of which is equal to (i) 5,079,365, and the denominator of which is equal to (ii) the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the Effective Time, and the aggregate number of shares of Meta Common Stock issuable upon exercise of all outstanding options and warrants outstanding as of the Effective Time.

    (b) Cancellation of Meta Common Stock Owned by Avant! or Meta. At the Effective Time, all shares of Meta Common Stock that are owned by Meta and each share of Meta Common Stock owned by Avant! or any direct or indirect wholly owned subsidiary of Avant! or of Meta immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof.

    (c) Meta Stock Plans. At the Effective Time, the Meta 1995 Equity Incentive Plan, Meta 1995 Directors' Stock Option Plan, and the Meta 1992 Stock Option/Appreciation Plan, and all options to purchase Meta Common Stock then outstanding under such plans shall be assumed by Avant! in accordance with Section 5.12. The Meta 1995 Equity Incentive Plan, Meta 1995 Directors' Stock Option Plan, and the Meta 1992 Stock Option/Appreciation Plan are sometimes collectively referred to herein as the "Meta Stock Plans."

    (d) Meta 1995 Employee Stock Purchase Plan. At the Effective Time, the Meta 1995 Employee Stock Purchase Plan (the "Meta ESPP") and all of the existing rights and obligations of Meta pursuant to the outstanding subscription rights thereunder shall be assumed by Avant! in accordance with Section 5.11.

    (e) Capital Stock of Merger Sub. At the Effective Time, each share of Common Stock, no par value, of Merger Sub ("Merger Sub Common Stock"), issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of Common Stock, no par value, of the Surviving Corporation. Each stock certificate of Merger Sub evidencing ownership of any such shares shall continue to evidence ownership of such shares of capital stock of the Surviving Corporation.

    (f) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Avant! Common Stock or Meta Common Stock), reorganization, recapitalization or other like change with respect to Avant! Common Stock or Meta Common Stock occurring after the date hereof and prior to the Effective Time.

    (g) Fractional Shares. No fraction of a share of Avant! Common Stock will be issued, but in lieu thereof each holder of shares of Meta Common Stock who would otherwise be entitled to a fraction of a share of Avant! Common Stock (after aggregating all fractional shares of Avant! Common Stock to be received by such holder) shall receive from Avant! an amount of cash (rounded to the nearest whole cent) equal to the product of (i) such fraction, multiplied by (ii) the average last sale price of a share of Avant! Common Stock for the ten most recent days that Avant! Common Stock has traded ending on the trading day immediately prior to the Effective Time, as reported on The Nasdaq National Market.

  1.7 Dissenters' Rights. If, as of the Effective Time, holders of Meta Common Stock have complied with all requirements for perfecting, and have not forfeited, dissenters' rights ("Dissenting Shares") in connection with the Merger under California Law, such Dissenting Shares shall not be converted into Avant! Common Stock but instead shall be converted into the right to receive such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the California Law. Meta shall give Avant! prompt notice of any demand received by Meta to require Meta to pay the value of any Dissenting Shares of Meta Common Stock, and Avant! shall have the right to participate in all negotiations and proceedings with respect to such demand. Meta agrees that, except with the prior written consent of Avant!, it will not make any payment with respect to, or settle or offer to settle, any such purchase demand. Each holder of Dissenting Shares (a "Dissenting Shareholder") who, pursuant to the provisions of California Law, becomes entitled to payment of the value of shares of Meta Common Stock shall receive payment therefor (but only after the value therefor shall have been agreed upon or finally determined pursuant to such provisions). In the event of a legal obligation, after the Effective Time, to deliver shares of Avant! Common Stock to any holder of shares of Meta Common Stock who shall have failed to make an effective payment demand or shall have lost his or her status as a Dissenting Shareholder, Avant! shall issue and deliver, upon surrender by such Dissenting Shareholder of his or her certificate or certificates representing shares of Meta Common Stock, the shares of Avant! Common Stock to which such Dissenting Shareholder is then entitled under Section 1.6(a) and cash in lieu of fractional shares pursuant to
Section 1.6(g).

  1.8 Surrender of Certificates.

    (a) Exchange Agent. Harris Trust Company of California shall act as exchange agent (the "Exchange Agent") in the Merger.

    (b) Avant! to Provide Common Stock and Cash. As soon as practicable after the Effective Time, but no later than two (2) business days thereafter, Avant! shall make available to the Exchange Agent for exchange in accordance with this Article I, through such reasonable procedures as Avant! may adopt, (i) the shares of Avant! Common Stock issuable pursuant to Section 1.6(a) in exchange for shares of Meta Common Stock outstanding immediately prior to the Effective Time and (ii) cash in an amount sufficient to permit payment of cash in lieu of fractional shares pursuant to Section 1.6(g).

    (c) Exchange Procedures. As soon as practicable after the Effective Time, but no later than ten (10) business days thereafter, the Surviving Corporation shall cause to be mailed to each holder of record of a certificate or certificates (the "Certificates") which immediately prior to the Effective Time represented outstanding shares of Meta Common Stock, whose shares were converted into the right to receive shares of Avant! Common Stock (and cash in lieu of fractional shares) pursuant to Section 1.6, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon receipt of the Certificates by the Exchange Agent, and shall be in such form and have such other provisions as Avant! may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Avant! Common Stock (and cash in lieu of fractional shares). Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Avant!, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, the holder of record of such Certificate shall be entitled to receive in exchange therefor a certificate representing the number of whole shares of Avant! Common Stock and payment in lieu of fractional shares which such holder of record has the right to receive pursuant to Section 1.6, and the Certificate so surrendered shall forthwith be canceled. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented shares of Meta Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than as provided in subsection (d) below, to evidence only the ownership of the number of full shares of Avant! Common Stock into which such shares of Meta Common Stock shall have been so converted and the right to receive an amount in cash in lieu of the issuance of any fractional shares in accordance with Section 1.6.

    (d) Distributions With Respect to Unexchanged Shares. No dividends or other distributions with respect to Avant! Common Stock with a record date after the Effective Time will be paid to the holder of record of any unsurrendered Certificate with respect to the shares of Avant! Common Stock represented thereby until the holder of record of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole shares of Avant! Common Stock issued in exchange therefor, without interest, at the time of such surrender, the amount of any such dividends or other distributions with a record date after the Effective Time theretofore payable (but for the provisions of this Section 1.8(d)) with respect to such shares of Avant! Common Stock.


    (e) Transfers of Ownership. If any certificate for shares of Avant! Common Stock is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Avant! or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for shares of Avant! Common Stock in any name other than that of the registered holder of the Certificate surrendered, or established to the satisfaction of Avant! or any agent designated by it that such tax has been paid or is not payable.

    (f) No Liability. Notwithstanding anything to the contrary in this
  Section 1.8, none of the Exchange Agent, the Surviving Corporation or any party hereto shall be liable to any person for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

  1.9 No Further Ownership Rights in Meta Common Stock. All shares of Avant! Common Stock issued upon the surrender for exchange of shares of Meta Common Stock in accordance with the terms hereof (including any cash paid in lieu of fractional shares) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Meta Common Stock, and following the Effective Time there shall be no further registration of transfers on the records of the Surviving Corporation of shares of Meta Common Stock which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

  1.10 Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such shares of Avant! Common Stock (and cash in lieu of fractional shares) as may be required pursuant to
Section 1.6; provided, however, that Avant! may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Avant!, the Surviving Corporation or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

  1.11 Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of
Section 368 of the Code and (ii) qualify for accounting treatment as a pooling of interests. No party shall take any action, to such party's knowledge, which would cause the Merger to fail to qualify as a reorganization within the meaning of Section 368 of the Code or to qualify for accounting treatment as a pooling of interest.

  1.12 Taking of Necessary Action; Further Action. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of Meta and Merger Sub, the officers and directors of Meta and Merger Sub are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action, so long as such action is not inconsistent with this Agreement.

                                   ARTICLE II

                     REPRESENTATIONS AND WARRANTIES OF META

  In this Agreement, any reference to any event, change, condition or effect being "material" with respect to any entity or group of entities means any material event, change, condition or effect related to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such entity or group of entities. In this Agreement, any reference to a "Material Adverse Effect" with respect to any entity or group of entities means any event, change or effect that is materially adverse to the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, prospects, operations or results of operations of such entity and its subsidiaries, taken as a whole.

  In this Agreement, any reference to a party's "knowledge" means such party's actual knowledge after due and diligent inquiry of officers, directors and other employees of such party and its subsidiaries reasonably believed to have knowledge of such matters.

  Except as disclosed in a document of even date herewith and delivered by Meta to Avant! prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Meta Disclosure Schedule"), Meta represents and warrants to Avant! and Merger Sub as follows:

  2.1 Organization, Standing and Power. Each of Meta and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Meta and its subsidiaries has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Meta. Meta has delivered a true and correct copy of the Articles of Incorporation (referred to herein as Meta's "Articles of Incorporation") and Bylaws or other charter documents, as applicable, of Meta and each of its subsidiaries, each as amended to date, to Avant!. Neither Meta nor any of its subsidiaries is in violation of any of the provisions of its Articles of Incorporation or Bylaws or equivalent organizational documents. Meta is the owner of all outstanding shares of capital stock of each of its subsidiaries and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of each such subsidiary are owned by Meta free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Meta or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Meta SEC Documents (as defined in Section 2.4), Meta does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

  2.2 Capital Structure. The authorized capital stock of Meta consists of 50,000,000 shares of Common Stock, no par value, and 5,000,000 shares of Preferred Stock, no par value, of which there were issued and outstanding as of the close of business on July 31, 1996, 10,188,095 shares of Meta Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities of Meta and no outstanding commitments to issue any shares of capital stock or voting securities of Meta after July 31, 1996 other than pursuant to (i) the exercise of options outstanding as of such date under the Meta Stock Plans or (ii) the exercise of subscription rights outstanding as of such date under the Meta ESPP. All outstanding shares of Meta Common Stock are duly authorized, validly issued, fully paid and non-assessable and are free of any liens or encumbrances, other than any liens or encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Articles of Incorporation or Bylaws of Meta or any agreement to which Meta is a party or by which it is bound. As of the close of business on July 31, 1996, Meta had reserved (i) 900,000 shares of Meta Common Stock for issuance to employees pursuant to the Meta 1995 Equity Incentive Plan, of which no shares have been issued pursuant to option exercises and 562,058 shares are subject to outstanding, unexercised options, (ii) 225,000 shares of Meta Common Stock for issuance to employees pursuant to the Meta ESPP, of which 24,810 shares have been issued and approximately 2,072 shares are subject to outstanding subscriptions, (iii) 1,950,000 shares of Meta Common Stock for issuance to employees, consultants and nonemployee directors pursuant to the Meta 1992 Stock Option/Appreciation Plan, of which 429,561 shares have been issued pursuant to option exercises, and 890,376 shares are subject to outstanding, unexercised options, and (iv) 90,000 shares of Meta Common Stock for issuance to certain nonemployee directors pursuant to the Meta 1995 Directors' Stock Option Plan, of which no shares have been issued pursuant to option exercises and 15,000 shares are subject to outstanding, unexercised options. Since July 31, 1996, Meta has not (i) issued or granted additional options under any of the Meta Stock Plans or (ii) accepted any additional Common Stock subscriptions or otherwise granted any additional purchase rights under the Meta ESPP. Except for the rights created pursuant to this Agreement and as disclosed in this
Section 2.2, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Meta is a party or by which it is bound obligating Meta to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of Meta or obligating Meta to grant, extend, accelerate the vesting of, change the price of, or otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. There are no contracts, commitments or agreements relating to voting, registration, purchase or sale of Meta's capital stock (i) between or among Meta and any of its shareholders or (ii) to Meta's knowledge, between or among any of Meta's shareholders. The terms of the Meta Stock Plans permit the assumption or substitution of options to purchase Avant! Common Stock as provided in this Agreement, without the consent or approval of the holders of such securities, the Meta shareholders, or otherwise and without any acceleration of the exercise schedule or vesting provisions in effect for those options. Neither the Board of Directors nor the Administration Committee under any of the Meta Stock Plans has taken any action to cause the acceleration of any benefits under any of such Meta Stock Plans in connection with the Merger. No other outstanding options, whether under the Meta Stock Plans or otherwise, will be accelerated by action of the Board of the Directors or the Administration Committee in connection with the Merger. The current subscription window period (as contemplated by the Meta ESPP) commenced under the Meta ESPP on July 1, 1996, and except for the subscriptions to acquire approximately 2,072 shares of Meta Common Stock under the Meta ESPP, there are no other subscriptions or purchase rights or options outstanding under the Meta ESPP. True and complete copies of all agreements and instruments relating to or issued under the Meta Stock Plans and the Meta ESPP have been made available to Avant! and such agreements and instruments have not been amended, modified or supplemented, and there are no agreements to amend, modify or supplement such agreements or instruments in any case from the form made available to Avant!.


  2.3 Authority. Meta has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Meta, subject only to the approval of the Merger by Meta's shareholders as contemplated by Section 6.1(a). This Agreement has been duly executed and delivered by Meta and constitutes the valid and binding obligation of Meta enforceable against Meta in accordance with its terms. The Board of Directors of Meta has unanimously approved this Agreement and the transactions contemplated hereby. The execution and delivery of this Agreement by Meta does not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of any material benefit under (i) any provision of the Articles of Incorporation or Bylaws of Meta or any of its subsidiaries, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Meta or any of its subsidiaries or any of their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have a Material Adverse Effect on Meta. No consent, approval, order or authorization of, or registration, declaration or filing with, any court, administrative agency or commission or other governmental authority or instrumentality ("Governmental Entity") is required by or with respect to Meta or any of its subsidiaries in connection with the execution and delivery of this Agreement, or the consummation of the transactions contemplated hereby and thereby, except for (i) the filing of the Agreement of Merger as provided in Section 1.2; (ii) the filing with the Securities and Exchange Commission (the "SEC") and the National Association of Securities Dealers, Inc. (the "NASD") of the Proxy Statement (as defined in
Section 2.17) relating to the Meta Shareholders' Meeting (as defined in Section 2.17), (iii) such consents, approvals, orders, authorizations, registrations, declarations and filings as may be required under applicable state securities laws and the securities laws of any foreign country; (iv) filings required to be made by each of Meta and Avant! under the HSR Act (as defined in Section
5.20 below); and (v) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Meta and would not prevent, or materially alter or delay any of the transactions contemplated by this Agreement.

  2.4 SEC Documents; Financial Statements. Meta has furnished to Avant! a true and complete copy of each statement, report, registration statement (together with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended (the "Securities Act"), if any), definitive proxy statement and other filings filed with the SEC by Meta on or after November 7, 1995, and, prior to the Effective Time, Meta will have furnished Avant! with true and complete copies of any additional documents filed with the SEC by Meta prior to the Effective Time (collectively, the "Meta SEC Documents"). In addition, Meta has made available to Avant! all exhibits to the Meta SEC Documents filed prior to the date hereof, and will promptly make available to Avant! all exhibits to any additional Meta SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Meta SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired or have been terminated in accordance with their terms, and neither Meta nor any of its subsidiaries is in material default thereunder. As of their respective filing dates, the Meta SEC Documents complied in all material respects with the requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Securities Act, and none of the Meta SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected, modified or superseded by a subsequently filed Meta SEC Document. The financial statements of Meta, including the notes thereto, included in the Meta SEC Documents (the "Meta Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-QSB, as permitted by Form 10-QSB of the SEC). The Meta Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Meta and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Meta accounting policies except as described in the notes to the Meta Financial Statements.

  2.5 Absence of Certain Changes. Except as set forth in the Meta SEC Documents, since June 30, 1996 (the "Meta Balance Sheet Date"), Meta has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in a Material Adverse Effect on Meta;
(ii) any acquisition, sale or transfer of any material asset of Meta or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Meta or any revaluation by Meta of any of its or any of its subsidiaries' assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Meta, or any direct or indirect redemption, purchase or other acquisition by Meta of any of its shares of capital stock; (v) any material contract entered into by Meta or any of its subsidiaries, other than in the ordinary course of business and as provided to Avant!, or any material amendment or termination of, or default under, any material contract to which Meta or any of its subsidiaries is a party or by which it is bound; (vi) any action by Meta or, to Meta's knowledge, any affiliate of Meta which might reasonably be expected to preclude the ability of Avant! to account for the business combination to be effected by the Merger as a "pooling of interests" under generally accepted accounting principles; (vii) any increase in the compensation payable or to become payable by Meta to any of its officers, directors, consultants or employees (except for salary or rate increases granted to such persons in the ordinary course of business and consistent with prior practice); (viii) any (A) grant of any severance or termination pay to any director, officer or employee of Meta or any of its subsidiaries, (B) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of Meta or any such subsidiary, (C) any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (D) any increase in compensation, bonus or other benefits payable to directors, officers or employees of Meta or any such subsidiary, in each case other than in the ordinary course of business consistent with past practice; or (ix) any negotiation or agreement by Meta or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Avant! and its representatives regarding the transactions contemplated by this Agreement).

  2.6 Absence of Undisclosed Liabilities. Meta has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the Balance Sheet included in Meta's Quarterly Report on Form 10-QSB for the period ended June 30, 1996 (the "Meta Balance Sheet"); (ii) those incurred in the ordinary course of business and not required to be set forth in the Meta Balance Sheet under generally accepted accounting principles; (iii) those incurred in the ordinary course of business since the Meta Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

  2.7 Permits and Licenses. Meta is now the holder of all licenses, franchises, ordinances, authorizations, permits, and certificates, domestic or foreign (collectively, the "Meta Licenses"), necessary to enable it to continue to conduct its business in all material respects, as presently conducted, except where the failure to have such Meta Licenses, individually or in the aggregate, would not have a Material Adverse Effect on Meta. All of the Meta Licenses are in full force and effect. To the knowledge of Meta, no Federal, state, or local government or agency having jurisdiction will revoke, cancel, rescind, refuse to renew in the ordinary course, or modify any of the Meta Licenses, which revocation, cancellation, rescission, refusal or modification would have a Material Adverse Effect on Meta. There is not now pending, or, to the knowledge of Meta, threatened any investigation before any such Federal, state, or local governments or agencies which, either individually or in the aggregate, would have a Material Adverse Effect on Meta. Meta has conducted its business so as to comply with all applicable laws, regulations, ordinances, and codes, domestic and foreign, including, without limitation, laws, regulations, ordinances, and codes relating to the protection of the environment, the failure to comply with which would have a Material Adverse Effect on Meta.

  2.8 Properties and Contracts.

    (a) Meta owns, or is licensed to use, or leases, all property and assets, real and personal, tangible and intangible, used in or necessary for the conduct of its business as currently conducted, except in those cases where the failure so to own, license or lease would not have a Material Adverse Effect on Meta and except as this subsection (a) may relate to Meta Intellectual Property which is addressed exclusively by Section 2.10 below.

    (b) To the knowledge of Meta, (i) all of the material contracts of Meta are presently valid and existing and in full force and effect, and (ii) there is no violation or default or claim of violation or default by any party thereto and no condition or event has occurred which with notice or lapse of time or both would constitute a violation or default thereunder, except for any such failure or any such violation, default, or claim, which would not have a Material Adverse Effect on Meta.

  2.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Meta, threatened against Meta or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, if adversely determined, individually or in the aggregate, would have a Material Adverse Effect on Meta or that arise out of or in any way relate to this Agreement, the Merger or any of the transactions contemplated hereby. From the date of this Agreement until the Effective Time, Meta shall promptly advise Avant! of any such action, suit, proceeding, claim, arbitration or investigation that is commenced, or, to the knowledge of Meta, threatened against Meta or any of its subsidiaries. There is no judgment, decree or order against Meta or any of its subsidiaries, or, to the knowledge of Meta, any of their respective directors or officers (in their capacities as such), that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or that would have a Material Adverse Effect on Meta.

  2.10 Intellectual Property.

  (a) Meta and its subsidiaries own, or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and tangible or intangible proprietary information or material ("Meta Intellectual Property") that are used or proposed to be used in the business of Meta and its subsidiaries as currently conducted (including with respect to products currently under development that are expected to be material to Meta's business), except to the extent that the failure to have such rights has not had and would not have a Material Adverse Effect on Meta.

    (b) Schedule 2.10 lists (i) all patents and patent applications and all material registered and unregistered trademarks, trade names and service marks, registered copyrights, and maskworks that are included in the Meta Intellectual Property, including the jurisdictions in which each such Meta Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed, (ii) all licenses, sublicenses and other agreements as to which Meta is a party and pursuant to which any person is authorized to use any Meta Intellectual Property other than end user licenses entered into with customers of Meta in the ordinary course of business and licenses that the loss of which would not have a Material Adverse Effect on Meta, and (iii) all licenses, sublicenses and other agreements as to which Meta is a party and pursuant to which Meta is authorized to use any third party patents, trademarks or copyrights, including software ("Meta Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Meta product that is material to its business or any Meta product under development that is expected to be material to its business, other than end user licenses of commercially available products of third parties entered into in the ordinary course of business.

    (c) To the knowledge of Meta, there is no material unauthorized use, disclosure, infringement or misappropriation of any Meta Intellectual Property rights of Meta or any of its subsidiaries, any trade secret material to Meta or any of its subsidiaries, or any Meta Intellectual Property right of any third party to the extent licensed by or through Meta or any of its subsidiaries, by any third party, including any employee or former employee of Meta or any of its subsidiaries. Neither Meta nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement by any Meta Intellectual Property, other than indemnification provisions contained in end user licenses entered into with customers of Meta arising in the ordinary course of business.

    (d) Neither Meta nor any of its subsidiaries is, nor will they be as a result of the execution and delivery of this Agreement or the performance of their respective obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Meta Intellectual Property or Meta Third Party Intellectual Property Rights, which breach would have a Material Adverse Effect on Meta.

    (e) To Meta's knowledge, all patents, registered trademarks, service marks and copyrights held by Meta or any of its subsidiaries are valid and subsisting. Meta (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which such infringement would have a Material Adverse Effect on Meta; and (iii) has not brought any action, suit or proceeding for infringement of Meta Intellectual Property or breach of any license or agreement involving Meta Intellectual Property against any third party.

    (f) Meta has secured from all consultants and employees who contributed to the creation or development of Meta Intellectual Property valid written assignments of the rights to such contributions that Meta does not already own by operation of law, the absence of which would have a Material Adverse Effect on Meta.

    (g) Meta has taken all commercially reasonable steps to protect and preserve the confidentiality of all Meta Intellectual Property not otherwise protected by patents, patent applications or copyright ("Meta Confidential Information"). All use, disclosure or appropriation of Meta Confidential Information owned by Meta by or to a third party has been pursuant to the terms of a written agreement between Meta and such third party. All use, disclosure or appropriation of Meta Confidential Information not owned by Meta has been pursuant to the terms of a written agreement between Meta and the owner of such Meta Confidential Information, or is otherwise lawful.

  2.11 Environmental Matters. To the knowledge of Meta, each of Meta and its subsidiaries is and at all times has been in compliance with all foreign, federal, state and local laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or waste, except to the extent noncompliance with such laws has not had and would not have a Material Adverse Effect on Meta.

  2.12 Taxes. Meta and each of its subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which Meta or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. The Meta Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through June 30, 1996 and, to the knowledge of Meta, Meta and each of its subsidiaries have not and will not incur any Tax liability in excess of the amount reflected on the Meta Financial Statements with respect to such periods, and (ii) properly accrue in accordance with generally accepted accounting principles all liabilities for Taxes payable afterJune 30, 1996 with respect to all transactions and events occurring on or prior to such date. No material Tax liability since June 30, 1996 has been incurred by Meta or its subsidiaries other than in the ordinary course of business and adequate provision has been made in the Meta Financial Statements for all Taxes since that date in accordance with generally accepted accounting principles on at least a quarterly basis. Meta and each of its subsidiaries have withheld and paid or will timely pay to the applicable financial institution or Tax Authority all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received by either Meta or any of its subsidiaries, and there are no liabilities for Taxes with respect to the issues that have been raised (and are currently pending) by any Tax Authority that would, if determined adversely to Meta and its subsidiaries, materially and adversely affect the liability of Meta and its subsidiaries for Taxes. There is (i) no material claim for Taxes that is a lien against the property of Meta or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no notification received by Meta of any audit of any Tax Return of Meta or any of its subsidiaries being conducted pending or threatened by a Tax Authority, and (iii) no extension or waiver of the statute of limitations on the assessment of any Taxes granted by Meta or any of its subsidiaries and currently in effect. Neither Meta nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Meta or any of its subsidiaries owe any amount under any such agreement. For purposes of this Agreement, the following terms have the following meanings: "Tax" (and, with correlative meaning, "Taxes" and "Taxable") means (i) any net income, alternative or add-on minimum tax, gross income, gross receipts, sales, use, ad valorem, transfer, franchise, profits, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit tax, custom, duty or other tax governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or any penalty, addition to tax or additional amount imposed by any Governmental Entity (a "Tax Authority") responsible for the imposition of any such tax (domestic or foreign), (ii) any liability for the payment of any amounts of the type described in (i) as a result of being a member of an affiliated, consolidated, combined or unitary group for any Taxable period and
(iii) any liability for the payment of any amounts of the type described in (i) or (ii) as a result of any express or implied obligation to indemnify any other person. As used herein, "Tax Return" shall mean any return, statement, report or form including, without limitation, estimated Tax returns and reports, withholding Tax returns and reports and information reports and returns required to be filed with respect to Taxes.

  2.13 Employee Benefit Plans.

    (a) Schedule 2.13 lists, with respect to Meta, any subsidiary of Meta and any trade or business (whether or not incorporated) which is treated as a single employer with Meta (an "ERISA Affiliate") within the meaning of
  Section 414(b), (c), (m) or (o) of the Code, (i) all employee benefit plans (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code section 125) or dependent care (Code Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Meta and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Meta of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Meta (together, the "Meta Employee Plans").

    (b) Meta has furnished to Avant! a copy of each of the Meta Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Meta Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Meta Employee Plan intended to be qualified under
  Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Meta has also furnished Avant! with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Meta Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Meta Employee Plan subject to Code Section 401(a).

    (c) (i) None of the Meta Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Meta Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect on Meta; (iii) each Meta Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Meta, and Meta and each subsidiary or ERISA Affiliate have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Meta Employee Plans; (iv) neither Meta nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Meta Employee Plans which liability or penalty would have a Material Adverse Effect on Meta; (v) all material contributions required to be made by Meta or any subsidiary or ERISA Affiliate to any Meta Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Meta Employee Plan for the current plan years; (vi) with respect to each Meta Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) no Meta Employee Plan is covered by, and neither Meta nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Meta Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Meta has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Meta Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Meta is threatened, against or with respect to any such Meta Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Meta nor any Meta subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

    (d) With respect to each Meta Employee Plan, Meta and each of its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA"), and the proposed regulations thereunder, and (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on Meta.

    (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Meta, any Meta subsidiary or any other ERISA Affiliate to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider.

    (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Meta, any Meta subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Meta Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Meta's financial statements.

  2.14 Certain Agreements Affected by the Merger. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Meta or any of its subsidiaries, (ii) materially increase any benefits otherwise payable by Meta or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

  2.15 Brokers' and Finders' Fees. Meta has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than fees and expenses payable to Wessels, Arnold & Henderson, L.L.C.

  2.16 Opinion of Meta Financial Advisor. Meta has received the opinion of Wessels, Arnold & Henderson, L.L.C., to the effect that, as of the date hereof, the consideration to be received by Meta's shareholders in the Merger is fair, from a financial point of view, to the shareholders of Meta.

  2.17 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Meta expressly for the purpose of inclusion in the registration statement on Form S-4 (or such other or successor form as shall be appropriate) pursuant to which the issuance of the shares of Avant! Common Stock to be issued in the Merger will be registered with the SEC (the "Registration Statement") shall not at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading. The written information supplied by Meta expressly for the purpose of inclusion in the combined proxy statement/prospectus to be sent to the shareholders of Meta in connection with the meetings of Meta's shareholders (the "Meta Shareholders Meeting") and Avant!' stockholders (the "Avant! Stockholders Meeting") to be held in connection with the Merger (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement") shall not, on the date the Proxy Statement is first mailed to Meta's shareholders, at the time of the Meta Shareholders Meeting and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event or information should be discovered by Meta which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Meta shall promptly inform Avant! and Merger Sub. Notwithstanding the foregoing, Meta makes no representation, warranty or covenant with respect to any information supplied by Avant! or Merger Sub that is contained in any of the foregoing documents.

  2.18 Representations Complete. None of the representations or warranties made by Meta herein or in any Schedule or Exhibit hereto, including the Meta Disclosure Schedule, or certificate furnished by Meta pursuant to this Agreement, or the Meta SEC Documents or any written statement furnished to Avant! by Meta pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading; provided, however, that it is understood that the financial projections delivered by Meta represent only Meta's best estimate under the circumstances of what it reasonably believes (although it is not aware of any fact or information that would lead it to believe that such projections are misleading in any material respect) and are based upon assumptions that Meta believes were reasonable as of the time such projections were made. Meta does not make any other representation or warranty regarding such projections or Meta's possible or anticipated operating performance other than as set forth in this Section 2.18.

                                  ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF AVANT! AND MERGER SUB

  Except as disclosed in a document of even date herewith and delivered by Avant! to Meta prior to the execution and delivery of this Agreement and referring to the representations and warranties in this Agreement (the "Avant! Disclosure Schedule"), Avant! and Merger Sub jointly and severally represent and warrant to Meta as follows:

  3.1 Organization, Standing and Power. Each of Avant! and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization. Each of Avant! and Merger Sub has the corporate power to own its properties and to carry on its business as now being conducted and as proposed to be conducted and is duly qualified to do business and is in good standing in each jurisdiction in which the failure to be so qualified and in good standing would have a Material Adverse Effect on Avant!. Avant! has delivered a true and correct copy of the Certificate of Incorporation and Bylaws or other charter documents, as applicable, of Avant! and each of its subsidiaries, each as amended to date, to Meta. Neither Avant! nor Merger Sub is in violation of any of the provisions of its Certificate or Articles of Incorporation or Bylaws or equivalent organizational documents. Avant! is the owner of all outstanding shares of capital stock of Merger Sub and all such shares are duly authorized, validly issued, fully paid and nonassessable. All of the outstanding shares of capital stock of Merger Sub are owned by Avant! free and clear of all liens, charges, claims or encumbrances or rights of others. There are no outstanding subscriptions, options, warrants, puts, calls, rights, exchangeable or convertible securities or other commitments or agreements of any character relating to the issued or unissued capital stock or other securities of any such subsidiary, or otherwise obligating Meta or any such subsidiary to issue, transfer, sell, purchase, redeem or otherwise acquire any such securities. Except as disclosed in the Avant! SEC Documents (as defined in Section 3.4), Avant! does not directly or indirectly own any equity or similar interest in, or any interest convertible or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity.

  3.2 Capital Structure. The authorized capital stock of Avant! consists of 50,000,000 shares of Common Stock, $.0001 par value, and 5,000,000 shares of Preferred Stock, $.0001 par value, of which there were issued and outstanding as of the close of business on August 9, 1996, 16,255,597 shares of Avant! Common Stock and no shares of Preferred Stock. There are no other outstanding shares of capital stock or voting securities of Avant! and no outstanding commitments to issue any shares of capital stock or voting securities of Avant! afterAugust 9, 1996, other than shares of Avant! Common Stock issued after August 9, 1996 upon the exercise of options outstanding as of such date under the Avant! 1995 Stock Option/Stock Issuance Plan (the "Avant! Stock Option Plan") and the Integrated Silicon Systems stock option plans (the "ISS Option Plans"). The authorized capital stock of Merger Sub consists of 1,000 shares of Common Stock, no par value, all of which are issued and outstanding and are held by Avant!. All outstanding shares of Avant! and Merger Sub have been duly authorized, validly issued, fully paid and are nonassessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof and are not subject to preemptive rights or rights of first refusal created by statute, the Certificate of Incorporation or Bylaws of Avant! or any agreements to which Avant! is a party or by which it is bound. As of July 31, 1996, Avant! had reserved 3,065,575 shares of Avant!

Common Stock for issuance to employees, directors and independent contractors pursuant to the Avant! Stock Option Plan, of which approximately 535,000 shares have been issued pursuant to option exercises, and approximately 1,191,000 shares are subject to outstanding, unexercised options, and Avant! had reserved approximately 1,337,000 shares of Avant! Common Stock for issuance to employees, directors and independent contractors pursuant to the ISS Option Plans, all of which are subject to outstanding, unexercised options. Other than this Agreement, there are no other options, warrants, calls, rights, commitments or agreements of any character to which Avant! or Merger Sub is a party or by which either of them is bound obligating Avant! or Merger Sub to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of the capital stock of Avant! or Merger Sub or obligating Avant! or Merger Sub to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. The shares of Avant! Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid, and non-assessable and free of any liens or encumbrances other than any liens or encumbrances created by or imposed upon the holders thereof. There are no contracts, commitments or agreements relating to voting, registration, purchase or sale of Avant!'s capital stock (i) between or among Avant! and any of its stockholders or (ii) to the best of Avant!'s knowledge, between or among any of Avant!'s stockholders.

  3.3 Authority. Each of Avant! and Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Avant! and Merger Sub, subject only to the approval of the issuance of shares of Avant! Common Stock in the Merger by the stockholders of Avant!. This Agreement has been duly executed and delivered by each of Avant! and Merger Sub and constitutes the valid and binding obligations of each of Avant! and Merger Sub, enforceable against each in accordance with its terms. The Boards of Directors of Avant! and Merger Sub has unanimously approved this Agreement and the transactions contemplated hereby. The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, conflict with, or result in any violation of, or default under (with or without notice or lapse of time, or both), or give rise to a right of termination, cancellation or acceleration of any obligation or loss of a material benefit under (i) any provision of the Certificate of Incorporation or Bylaws of Avant! or any of its subsidiaries, or (ii) any material mortgage, indenture, lease, contract or other agreement or instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Avant! or any of its subsidiaries or their properties or assets, except where such conflict, violation, default, termination, cancellation or acceleration with respect to the foregoing provisions of (ii) would not have a Material Adverse Effect on Avant!. No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity, is required by or with respect to Avant! or any of its subsidiaries in connection with the execution and delivery of this Agreement by Avant! and Merger Sub or the consummation by each of Avant! and Merger Sub of the transactions contemplated hereby, except for (i) the filing of the Agreement of Merger as provided in Section 1.2, (ii) the filing with the SEC and NASD of the Registration Statement, (iii) the filing of a Form 8-K with the SEC and NASD within 15 days after the Closing Date, (iv) any filings as may be required under applicable state securities laws and the securities laws of any foreign country, (v) the filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares, in each case with respect to the shares of Avant! Common Stock issuable upon conversion of the Meta Common Stock in the Merger and upon exercise of the options, subscriptions or other awards, as the case may be, under the Meta Stock Plans and the Meta ESPP to be assumed by Avant!, (vi) filings required to be made by each of Avant! and Meta under the HSR Act (as defined in Section 5.21 below); (vii) the filing of a registration statement on Form S-8 covering the Avant! Common Stock issuable pursuant to (i) outstanding options under the Meta Stock Plans; and (viii) such other consents, authorizations, filings, approvals and registrations which, if not obtained or made, would not have a Material Adverse Effect on Avant! and would not prevent or materially alter or delay any of the transactions contemplated by this Agreement.

  3.4 SEC Documents; Financial Statements. Avant! has furnished to Meta a true and complete copy of each statement, report, registration statement (with the prospectus in the form filed pursuant to Rule 424(b) of the Securities Act), definitive proxy statement, and other filings filed with the SEC by Avant! since June 6, 1995, and, prior to the Effective Time, Avant! will have furnished Meta with true and complete copies of any additional documents filed with the SEC by Avant! prior to the Effective Time (collectively, the "Avant! SEC Documents"). In addition, Avant! has made available to Meta all exhibits to the Avant! SEC Documents filed prior to the date hereof, and will promptly make available to Meta all exhibits to any additional Avant! SEC Documents filed prior to the Effective Time. All documents required to be filed as exhibits to the Meta SEC Documents have been so filed, and all material contracts so filed as exhibits are in full force and effect, except those which have expired or have been terminated in accordance with their terms, and neither Avant! nor any of its subsidiaries is in material default thereunder. As of their respective filing dates, the Avant! SEC Documents complied in all material respects with the requirements of the Exchange Act and the Securities Act, and none of the Avant! SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances in which they were made, not misleading, except to the extent corrected by a subsequently filed Avant! SEC Document. The financial statements of Avant!, including the notes thereto, included in the Avant! SEC Documents (the "Avant! Financial Statements") were complete and correct in all material respects as of their respective dates, complied as to form in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto as of their respective dates, and have been prepared in accordance with generally accepted accounting principles applied on a basis consistent throughout the periods indicated and consistent with each other (except as may be indicated in the notes thereto or, in the case of unaudited statements included in Quarterly Reports on Form 10-Q, as permitted by Form 10-Q of the SEC). The Avant! Financial Statements fairly present in all material respects the consolidated financial condition and operating results of Avant! and its subsidiaries at the dates and during the periods indicated therein (subject, in the case of unaudited statements, to normal, recurring year-end adjustments). There has been no change in Avant! accounting policies except as described in the notes to the Avant! Financial Statements.

  3.5 Absence of Certain Changes. Except as set forth in the Avant! SEC Documents, since June 30, 1996 (the "Avant! Balance Sheet Date"), Avant! has conducted its business in the ordinary course consistent with past practice and there has not occurred: (i) any change, event or condition (whether or not covered by insurance) that has resulted in a Material Adverse Effect on Avant!;
(ii) any acquisition, sale or transfer of any material asset of Avant! or any of its subsidiaries other than in the ordinary course of business and consistent with past practice; (iii) any change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by Avant! or any revaluation by Avant! of any of its assets; (iv) any declaration, setting aside, or payment of a dividend or other distribution with respect to the shares of Avant!, or any direct or indirect redemption, purchase or other acquisition by Avant! of any of its shares of capital stock; (v) any material contract entered into by Avant!, other than in the ordinary course of business and as provided to Meta, or any material amendment or termination of, or default under, any material contract to which Avant! is a party or by which it is bound; (vi) any action by Avant! or, to Avant!'s knowledge, any affiliate of Avant! which might reasonably be expected to preclude the ability of Avant! to account for the business combination to be effected by the Merger as a "pooling of interests" under generally accepted accounting principles; (vii) any increase in the compensation payable or to become payable by Avant! to any of its officers, directors, consultants or employees (except for salary or rate increases granted to such persons in the ordinary course of business and consistent with prior practice); (viii) any (A) grant of any severance or termination pay to any director, officer or employee of Avant! or any of its subsidiaries, (B) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer or employee of Avant! or any such subsidiary, (C) any increase in benefits payable under any existing severance or termination pay policies or employment agreements, or (D) any increase in compensation, bonus or other benefits payable to directors, officers or employees of Avant! or any such subsidiary, in each case other than in the ordinary course of business consistent with past practice; or (ix) any negotiation or agreement by Avant! or any of its subsidiaries to do any of the things described in the preceding clauses (i) through (viii) (other than negotiations with Meta and its representatives regarding the transactions contemplated by this Agreement).

  3.6 Absence of Undisclosed Liabilities. Avant! has no material obligations or liabilities of any nature (matured or unmatured, fixed or contingent) other than (i) those set forth or adequately provided for in the

Balance Sheet included in Avant!'s Quarterly Report on Form 10-Q for the period ended June 30, 1996 (the "Avant! Balance Sheet"); (ii) those incurred in the ordinary course of business and not required to be set forth in the Avant! Balance Sheet under generally accepted accounting principles; (iii) those incurred in the ordinary course of business since the Avant! Balance Sheet Date and consistent with past practice; and (iv) those incurred in connection with the execution and delivery of this Agreement and the transactions contemplated hereby.

  3.7 Permits and Licenses. Avant! is now the holder of all licenses, franchises, ordinances, authorizations, permits, and certificates, domestic or foreign (collectively, the "Avant! Licenses"), necessary to enable it to continue to conduct its business in all material respects as presently conducted, except where the failure to have such Avant! Licenses, individually or in the aggregate, would not have a Material Adverse Effect on Avant!. All of Avant! Licenses are in full force and effect. To the knowledge of Avant!, no Federal, state, or local government or agency having jurisdiction will revoke, cancel, rescind, refuse to renew in the ordinary course, or modify any of Avant! Licenses, which revocation, cancellation, rescission, refusal or modification would have a Material Adverse Effect on Avant!. There is not now pending, or, to the knowledge of Avant!, threatened any investigation before any such Federal, state, or local governments or agencies which, either individually or in the aggregate, would have a Material Adverse Effect on Avant!. Avant! has conducted its business so as to comply with all applicable laws, regulations, ordinances, and codes, domestic and foreign, including, without limitation, laws, regulations, ordinances, and codes relating to the protection of the environment, the failure to comply with which would have a Material Adverse Effect on Avant!.

  3.8 Properties and Contracts.

    (a) Avant! owns, or is licensed to use, or leases, all property and assets, real and personal, tangible and intangible, used in or necessary for the conduct of its business as currently conducted, except in those cases where the failure so to own, license or lease would not have a Material Adverse Effect on Avant! and except as this subsection (a) may relate to Avant! Intellectual Property which is addressed exclusively by
  Section 3.10 below.

    (b) To the knowledge of Avant!, (i) all of the material contracts of Avant! are presently valid and existing and in full force and effect, and
  (ii) there is no violation or default or claim of violation or default by any party thereto and no condition or event has occurred which with notice or lapse of time or both would constitute a violation or default thereunder, except for any such failure or any such violation, default, or claim, which would not have a Material Adverse Effect on Avant!.

  3.9 Litigation. There is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or, to the knowledge of Avant!, threatened against Avant! or any of its subsidiaries or any of their respective properties or any of their respective officers or directors (in their capacities as such) that, if adversely determined, individually or in the aggregate, would have a Material Adverse Effect on Avant! or that arise out of or in any way relate to this Agreement, the Merger or any of the transactions contemplated hereby. From the date of this Agreement until the Effective Time, Avant! shall promptly advise Meta of any such action, suit, proceeding, claim, arbitration or investigation that is commenced, or, to the knowledge of Avant!, threatened against Avant! or any of its subsidiaries. There is no judgment, decree or order against Avant! or any of its subsidiaries or, to the knowledge of Avant!, any of their respective directors or officers (in their capacities as such) that could prevent, enjoin, alter or materially delay any of the transactions contemplated by this Agreement or that would have a Material Adverse Effect on Avant!.

  3.10 Intellectual Property.

    (a) Avant! and its subsidiaries own, or otherwise possess legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, maskworks, net lists, schematics, technology, know-how, trade secrets, inventory, ideas, algorithms, processes, computer software programs or applications (in source code and/or object code form), and tangible or intangible proprietary information or material ("Avant! Intellectual Property") that are used or proposed to be used in the business of Avant! and its subsidiaries as currently conducted (including with respect to products currently under development), except to the extent that the failure to have such rights has not had and would not have a Material Adverse Effect on Avant!.

    (b) Schedule 3.10 lists (i) all patents and patent applications and all registered and unregistered trademarks, trade names and service marks, registered copyrights, and maskworks that are included in the Avant! Intellectual Property, including the jurisdictions in which each such Avant! Intellectual Property right has been issued or registered or in which any application for such issuance and registration has been filed,
  (ii) all licenses, sublicenses and other agreements as to which Avant! is a party and pursuant to which any person is authorized to use any Avant! Intellectual Property other than end user licenses entered into with customers of Avant! in the ordinary course of business, and (iii) all licenses, sublicenses and other agreements as to which Avant! is a party and pursuant to which Avant! is authorized to use any third party patents, trademarks or copyrights, including software ("Avant! Third Party Intellectual Property Rights") which are incorporated in, are, or form a part of any Avant! product that is material to its business, other than end user licenses of commercially available products of third parties entered into in the ordinary course of business.

    (c) To the knowledge of Avant!, there is no material unauthorized use, disclosure, infringement or misappropriation of any Avant! Intellectual Property rights of Avant! or any of its subsidiaries, any trade secret material to Avant! or any of its subsidiaries, or any Avant! Intellectual Property right of any third party to the extent licensed by or through Avant! or any of its subsidiaries, by any third party, including any employee or former employee of Avant! or any of its subsidiaries. Neither Avant! nor any of its subsidiaries has entered into any agreement to indemnify any other person against any charge of infringement of any Avant! Intellectual Property, other than indemnification provisions contained in end user licenses entered into with customers of Avant! arising in the ordinary course of business.

    (d) Neither Avant! nor any of its subsidiaries is, nor will they be as a result of the execution and delivery of this Agreement or the performance of their respective obligations under this Agreement, in breach of any license, sublicense or other agreement relating to the Avant! Intellectual Property or Avant! Third Party Intellectual Property Rights, which breach would have a Material Adverse Effect on Avant!.

    (e) To Avant!'s knowledge, all patents, registered trademarks, service marks and copyrights held by Avant! or any of its subsidiaries are valid and subsisting. Avant! (i) has not been sued in any suit, action or proceeding which involves a claim of infringement of any patents, trademarks, service marks, copyrights or violation of any trade secret or other proprietary right of any third party; (ii) has no knowledge that the manufacturing, marketing, licensing or sale of its products infringes any patent, trademark, service mark, copyright, trade secret or other proprietary right of any third party, which such infringement would have a Material Adverse Effect on Avant!; and (iii) has not brought any action, suit or proceeding for infringement of Avant! Intellectual Property or breach of any license or agreement involving Avant! Intellectual Property against any third party.

    (f) Avant! has secured from all consultants and employees who contributed to the creation or development of Avant! Intellectual Property valid written assignments of the rights to such contributions that Avant! does not already own by operation of law, the absence of which would have a Material Adverse Effect on Avant!.

    (g) Avant! has taken all commercially reasonable steps to protect and preserve the confidentiality of all Avant! Intellectual Property not otherwise protected by patents, patent applications or copyright ("Avant! Confidential Information"). All use, disclosure or appropriation of Avant! Confidential Information owned by Avant! by or to a third party has been pursuant to the terms of a written agreement between Avant! and such third party. All use, disclosure or appropriation of Avant! Confidential Information not owned by Avant! has been pursuant to the terms of a written agreement between Avant! and the owner of such Avant! Confidential Information, or is otherwise lawful.

  3.11 Environmental Matters. To the knowledge of Avant!, each of Avant! and its subsidiaries is and at all times has been in compliance with all foreign, Federal, state and local laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or waste, except to the extent noncompliance with such laws has not had and would not have a Material Adverse Effect on Avant!.

  3.12 Taxes. Avant! and each of its subsidiaries, and any consolidated, combined or unitary group for Tax purposes of which Avant! or any of its subsidiaries is or has been a member have timely filed all Tax Returns required to be filed by them and have paid all Taxes shown thereon to be due. The Avant! Financial Statements (i) fully accrue all actual and contingent liabilities for Taxes with respect to all periods through June 30, 1996 and, to the knowledge of Avant!, Avant! and each of its subsidiaries have not and will not incur any Tax liability in excess of the amount reflected on the Avant! Financial Statements with respect to such periods, and (ii) properly accrue in accordance with generally accepted accounting principles all liabilities for Taxes payable after June 30, 1996 with respect to all transactions and events occurring on or prior to such date. No material Tax liability since June 30, 1996 has been incurred by Avant! or its subsidiaries other than in the ordinary course of business and adequate provision has been made in the Avant! Financial Statements for all Taxes since that date in accordance with generally accepted accounting principles on at least a quarterly basis. Avant! and each of its subsidiaries have withheld and paid or will timely pay to the applicable financial institution or Tax Authority all amounts required to be withheld. No notice of deficiency or similar document of any Tax Authority has been received by either Avant! or any of its subsidiaries, and there are no liabilities for Taxes with respect to the issues that have been raised (and are currently pending) by any Tax Authority that would, if determined adversely to Avant! and its subsidiaries, materially and adversely affect the liability of Avant! and its subsidiaries for Taxes. There is (i) no material claim for Taxes that is a lien against the property of Avant! or any of its subsidiaries other than liens for Taxes not yet due and payable, (ii) no notification received by Avant! of any audit of any Tax Return of Avant! or any of its subsidiaries being conducted pending or threatened by a Tax Authority, (iii) no extension or waiver of the statute of limitations on the assessment of any Taxes granted by Avant! or any of its subsidiaries and currently in effect. Neither Avant! nor any of its subsidiaries is a party to any tax sharing or tax allocation agreement nor does Avant! or any of its subsidiaries owe any amount under any such agreement.

  3.13 Employee Benefit Plans.

    (a) Schedule 3.13 lists, with respect to Avant!, any subsidiary of Avant! and any ERISA Affiliate, (i) all employee benefit plans (as defined in Section 3(3) of ERISA), (ii) each loan to a non-officer employee in excess of $10,000, loans to officers and directors and any stock option, stock purchase, phantom stock, stock appreciation right, supplemental retirement, severance, sabbatical, medical, dental, vision care, disability, employee relocation, cafeteria benefit (Code section 125) or dependent care (Code
  Section 129), life insurance or accident insurance plans, programs or arrangements, (iii) all bonus, pension, profit sharing, savings, deferred compensation or incentive plans, programs or arrangements, (iv) other fringe or employee benefit plans, programs or arrangements that apply to senior management of Avant! and that do not generally apply to all employees, and (v) any current or former employment or executive compensation or severance agreements, written or otherwise, as to which unsatisfied obligations of Avant! of greater than $10,000 remain for the benefit of, or relating to, any present or former employee, consultant or director of Avant! (together, the "Avant! Employee Plans").

    (b) Avant! has furnished to Meta a copy of each of the Avant! Employee Plans and related plan documents (including trust documents, insurance policies or contracts, employee booklets, summary plan descriptions and other authorizing documents, and, to the extent still in its possession, any material employee communications relating thereto) and has, with respect to each Avant! Employee Plan which is subject to ERISA reporting requirements, provided copies of the Form 5500 reports filed for the last three plan years. Any Avant! Employee Plan intended to be qualified under
  Section 401(a) of the Code has either obtained from the Internal Revenue Service a favorable determination letter as to its qualified status under the Code, including all amendments to the Code effected by the Tax Reform Act of 1986 and subsequent legislation, or has applied to the Internal Revenue Service for such a determination letter prior to the expiration of the requisite period under applicable Treasury Regulations or Internal Revenue Service pronouncements in which to apply for such determination letter and to make any amendments necessary to obtain a favorable determination, or has been established under a standardized prototype plan for which an Internal Revenue Service opinion letter has been obtained by the plan sponsor and is valid as to the adopting employer. Avant! has also furnished Avant! with the most recent Internal Revenue Service determination or opinion letter issued with respect to each such Avant! Employee Plan, and nothing has occurred since the issuance of each such letter which could reasonably be expected to cause the loss of the tax-qualified status of any Avant! Employee Plan subject to Code Section 401(a).

    (c) (i) None of the Avant! Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person; (ii) there has been no "prohibited transaction," as such term is defined in Section 406 of ERISA and Section 4975 of the Code, with respect to any Avant! Employee Plan, which could reasonably be expected to have, in the aggregate, a Material Adverse Effect on Avant!; (iii) each Avant! Employee Plan has been administered in accordance with its terms and in compliance with the requirements prescribed by any and all statutes, rules and regulations (including ERISA and the Code), except as would not have, in the aggregate, a Material Adverse Effect on Avant!, and Avant! and each subsidiary or ERISA Affiliate have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any material default or violation by any other party to, any of the Avant! Employee Plans; (iv) neither Avant! nor any subsidiary or ERISA Affiliate is subject to any liability or penalty under Sections 4976 through 4980 of the Code or Title I of ERISA with respect to any of the Avant! Employee Plans; (v) all material contributions required to be made by Avant! or any subsidiary or ERISA Affiliate to any Avant! Employee Plan have been made on or before their due dates and a reasonable amount has been accrued for contributions to each Avant! Employee Plan for the current plan years; (vi) with respect to each Avant! Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the thirty (30) day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) no Avant! Employee Plan is covered by, and neither Avant! nor any subsidiary or ERISA Affiliate has incurred or expects to incur any liability under Title IV of ERISA or Section 412 of the Code. With respect to each Avant! Employee Plan subject to ERISA as either an employee pension plan within the meaning of Section 3(2) of ERISA or an employee welfare benefit plan within the meaning of Section 3(1) of ERISA, Avant! has prepared in good faith and timely filed all requisite governmental reports (which were true and correct as of the date filed) and has properly and timely filed and distributed or posted all notices and reports to employees required to be filed, distributed or posted with respect to each such Avant! Employee Plan. No suit, administrative proceeding, action or other litigation has been brought, or to the knowledge of Avant! is threatened, against or with respect to any such Avant! Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor. Neither Avant! nor any Avant! subsidiary or other ERISA Affiliate is a party to, or has made any contribution to or otherwise incurred any obligation under, any "multiemployer plan" as defined in Section 3(37) of ERISA.

    (d) With respect to each Avant! Employee Plan, Avant! and each of its United States subsidiaries have complied with (i) the applicable health care continuation and notice provisions of COBRA and the proposed regulations thereunder, and (ii) the applicable requirements of the Family Leave Act of 1993 and the regulations thereunder, except to the extent that such failure to comply would not, in the aggregate, have a Material Adverse Effect on Avant!.

    (e) The consummation of the transactions contemplated by this Agreement will not (i) entitle any current or former employee or other service provider of Avant!, any Avant! subsidiary or any other ERISA Affiliate to severance benefits or any other payment (including, without limitation, unemployment compensation, golden parachute or bonus), except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting of any such benefits, or increase the amount of compensation due any such employee or service provider.

    (f) There has been no amendment to, written interpretation or announcement (whether or not written) by Avant!, any Avant! subsidiary or other ERISA Affiliate relating to, or change in participation or coverage under, any Avant! Employee Plan which would materially increase the expense of maintaining such Plan above the level of expense incurred with respect to that Plan for the most recent fiscal year included in Avant!'s financial statements.

  3.14 Certain Agreements Affected by the Merger. Neither the execution and delivery of this Agreement nor the consummation of the transaction contemplated hereby will (i) result in any material payment (including, without limitation, severance, unemployment compensation, golden parachute, bonus or otherwise) becoming due to any director or employee of Avant! or any of its subsidiaries,
(ii) materially increase any benefits otherwise payable by Avant! or (iii) result in the acceleration of the time of payment or vesting of any such benefits.

  3.15 Brokers' and Finders' Fees. Avant! has not incurred, nor will it incur, directly or indirectly, any liability for brokerage or finders' fees or agents' commissions or investment bankers' fees or any similar charges in connection with this Agreement or any transaction contemplated hereby, other than fees and expenses payable to Avant!'s financial advisor.

  3.16 Registration Statement; Proxy Statement/Prospectus. The written information supplied by Avant! and Merger Sub expressly for the purpose of inclusion in the Registration Statement shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The written information supplied by Avant! expressly for the purpose of inclusion in the Proxy Statement shall not, on the date the Proxy Statement is first mailed to Avant!'s stockholders, at the time of the Avant! Stockholders Meeting and at the Effective Time, contain any statement which, at such time, is false or misleading with respect to any material fact, or omit to state any material fact necessary in order to make the statements therein not misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Avant! Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event or information should be discovered by Avant! or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement, Avant! or Merger Sub will promptly inform Meta. Notwithstanding the foregoing, Avant! and Merger Sub make no representation, warranty or covenant with respect to any information supplied by Meta which is contained in any of the foregoing documents.

  3.17 Representations Complete. None of the representations or warranties made by Avant! or Merger Sub herein or in any Schedule or Exhibit hereto, including the Avant! Disclosure Schedule, or certificate furnished by Avant! or Merger Sub pursuant to this Agreement, or the Avant! SEC Documents or any written statement furnished to Meta by Avant! pursuant hereto or in connection with the transactions contemplated hereby, when all such documents are read together in their entirety, contains or will contain at the Effective Time any untrue statement of a material fact, or omits or will omit at the Effective Time to state any material fact necessary in order to make the statements contained herein or therein, in the light of the circumstances under which made, not misleading.

                                   ARTICLE IV

                      CONDUCT PRIOR TO THE EFFECTIVE TIME

  4.1 Conduct of Business of Avant! and Meta. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, each of Avant! and Meta agrees (except to the extent expressly contemplated by this Agreement or the Disclosure Schedules or as consented to in writing by the other) to carry on its and its subsidiaries' business in the usual, regular and ordinary course in substantially the same manner as heretofore conducted; to pay and to cause its subsidiaries to pay debts and taxes when due subject (i) to good faith disputes over such debts or taxes and (ii) in the case of taxes of Meta or any of its subsidiaries, to Avant!'s review of material Tax Returns prior to filing, if applicable; to pay or perform other obligations when due; to use all reasonable efforts consistent with past practice and policies to preserve intact its and its subsidiaries' present business organizations; to use commercially reasonable efforts consistent with past practice to keep available the services of its and its subsidiaries' present officers and key employees (provided, however, that the failure to retain the services of its or its subsidiaries' present officers and key employees (after taking such reasonable efforts) shall not constitute a breach of this Section 4.1); and to use commercially reasonable efforts consistent with past practice to preserve its and its subsidiaries' relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it or its subsidiaries, to the end that its and its subsidiaries' goodwill and ongoing businesses shall be unimpaired at the Effective Time. Each of Avant! and Meta agrees to promptly notify the other of any event or occurrence not in the ordinary course of its or its subsidiaries' business, and of any event which could have a Material Adverse Effect. Without limiting the foregoing, except as expressly contemplated by this Agreement, neither Avant! nor Meta shall do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of the other:

    (a) Stock Option Plans, Etc. Accelerate, amend or change the period of exercisability or vesting of options or other rights granted under its stock option agreements or stock plans or authorize cash payments in exchange for any options or other rights granted under any of such agreements or plans, except as may be required by the terms of such agreements or plans or any related agreements then in effect and except as disclosed in the Disclosure Schedules; or issue or grant shares of its Common Stock or options to acquire its Common Stock in a manner materially inconsistent with historical practices;

    (b) Pooling. To the knowledge of Avant! or Meta, take any action, which would interfere with Avant!'s ability to account for the Merger as a pooling of interests;

    (c) Other. Take, or agree in writing or otherwise to take, any of the actions described in Sections 4.1(a) or (b) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect in any material respect or prevent it from performing or cause it not to perform its covenants hereunder in any material respect.

  4.2 Conduct of Business of Meta. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, except as expressly contemplated by this Agreement or the Meta Disclosure Schedule, Meta shall not do, cause or permit any of the following, or allow, cause or permit any of its subsidiaries to do, cause or permit any of the following, without the prior written consent of Avant!, which shall not be unreasonably withheld or delayed:

    (a) Material Contracts. Enter into any material contract or commitment, or violate, amend or otherwise modify or waive any of the material terms of any of its material contracts, other than in the ordinary course of business consistent with past practice;

    (b) Intellectual Property. Transfer to any person or entity any rights to its Intellectual Property other than in the ordinary course of business consistent with past practice;

    (c) Exclusive Rights. Enter into or amend any agreements pursuant to which any other party is granted exclusive marketing or other exclusive rights of any type or scope with respect to any of its products or technology;

    (d) Indebtedness. Incur any indebtedness for borrowed money or guarantee any such indebtedness or issue or sell any debt securities or guarantee any debt securities of others, other than in the ordinary course of business and consistent with past practice, which in the aggregate do not exceed $50,000;

    (e) Leases. Enter into any operating lease in excess of an aggregate of $150,000;

    (f) Payment of Obligations. Pay, discharge or satisfy in an amount in excess of $50,000 in any one case or $250,000 in the aggregate, any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise) arising other than in the ordinary course of business, other than the payment, discharge or satisfaction of liabilities reflected or reserved against in the Meta Financial Statements;

    (g) Capital Expenditures. Make any capital expenditures, capital additions or capital improvements except in the ordinary course of business and consistent with past practice;

    (h) Insurance. Materially reduce the amount of any material insurance coverage provided by existing insurance policies;

    (i) Employee Benefit Plans; New Hires; Pay Increases. Adopt or amend any employee benefit or stock purchase or option plan, or hire any new director level or officer level employee without prior consultation with Avant!, pay any special bonus or special remuneration to any employee or director, or increase the salaries or wage rates of its employees, except in the ordinary course of business and consistent with past practices or as previously disclosed to Avant!;

    (j) Severance Arrangements. Grant any severance or termination pay (i) to any director or officer or (ii) to any other employee except (A) payments made pursuant to standard written agreements outstanding on the date hereof or (B) grants which are made in the ordinary course of business in accordance with its standard past practice;

    (k) Charter Documents. Cause or permit any amendments to its Articles of Incorporation or Bylaws or other similar organizational document;

    (l) Issuance of Securities. Issue, deliver or sell or authorize or propose the issuance, delivery or sale of, or purchase or propose the purchase of, any shares of its capital stock or securities convertible into, or subscriptions (including subscription rights under the Meta ESPP), rights, warrants or options to acquire, or other agreements or commitments of any character obligating it to issue any such shares or other convertible securities, other than the issuance of shares of its Common Stock pursuant to the exercise of stock options, warrants or other rights therefor outstanding as of the date of this Agreement; provided, however, that Meta may, in the ordinary course of business consistent with past practice, grant options for the purchase of common stock under the Meta Stock Option Plans.

    (m) Dividends; Changes in Capital Stock. Declare or pay any dividends on or make any other distributions (whether in cash, stock or property) in respect of any of its capital stock, or split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or repurchase or otherwise acquire, directly or indirectly, any shares of its capital stock except from former employees, directors and consultants in accordance with agreements providing for the repurchase of shares in connection with any termination of service to it or its subsidiaries;

    (n) Dispositions. Sell, lease, license or otherwise dispose of or encumber any of its properties or assets which are material, individually or in the aggregate, to its and its parent's/subsidiaries' business, taken as a whole, except in the ordinary course of business consistent with past practice;

    (o) Lawsuits. Commence a lawsuit other than (i) for the routine collection of bills, (ii) in such cases where it in good faith determines that failure to commence suit would result in the material impairment of a valuable aspect of its business, provided that it consults with the other party prior to the filing of such a suit, or (iii) for a breach of this Agreement;

    (p) Acquisitions. Acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets which are material, individually or in the aggregate, to its and its parent's/subsidiaries' business, taken as a whole;

    (q) Taxes. Other than in the ordinary course of business, make or change any material election in respect of Taxes, except where such change or election would not have a Material Adverse Effect on such party and its subsidiaries, taken as a whole, adopt or change any accounting method in respect of Taxes, file any material Tax Return or any amendment to a material Tax Return, enter into any closing agreement, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes;

    (r) Revaluation. Revalue in any material respect any of its assets, including without limitation writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; or

    (s) Other. Take or agree in writing or otherwise to take, any of the actions described in Sections 4.2(a) through (r) above, or any action which would make any of its representations or warranties contained in this Agreement untrue or incorrect or prevent it from performing or cause it not to perform its covenants hereunder.

  4.3 Notices. Meta, with the assistance and advice of Avant!, shall give all notices and other information required to be given to the employees of Meta, any collective bargaining unit representing any group of employees of Meta, and any applicable government authority under the WARN Act, the National Labor Relations Act, the Code, COBRA, and other applicable law in connection with the transactions provided for in this Agreement.

  4.4 Other Offers. Meta and its subsidiaries and the officers, directors, employees or other agents of Meta and its subsidiaries will not, directly or indirectly, (i) take any action to solicit, initiate or encourage any Takeover Proposal (defined below) or (ii) engage in negotiations with, or disclose any nonpublic information relating to Meta or any of it subsidiaries to, or afford access to the properties, books or records of Meta or any of its subsidiaries to, any person that has advised Meta that it may be considering making, or that has made, a Takeover Proposal; provided, however, that nothing herein shall prohibit Meta's Board of Directors from taking and disclosing to Meta's shareholders a position with respect to a tender offer pursuant to Rules 14d-9 and 14e-2 promulgated under the Exchange Act. Notwithstanding the immediately preceding sentence, if (i) an unsolicited Takeover Proposal shall be received by the Board of Directors of Meta, then, to the extent the Board of Directors of Meta believes in good faith (after consultation with its financial advisor) that such Takeover Proposal would, if consummated, result in a transaction more favorable to Meta's shareholders from a financial point of view than the transaction contemplated by this Agreement (any such more favorable Takeover Proposal being referred to in this Agreement as a "Superior Proposal") and (ii) the Board of Directors of Meta determines in good faith after consultation with outside legal counsel that it is so necessary for the Board of Directors of Meta to comply with its fiduciary duties to shareholders under applicable law, Meta and its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants and other representatives retained by it may engage in discussions or negotiations with a third party who has initiated such Superior Proposal and make disclosures to the Meta shareholders to the extent such actions are consistent with the fiduciary obligations of Meta's Board of Directors, and such actions shall not be considered a breach of this Section
4.4 or any other provisions of this Agreement. Meta will promptly notify Avant! after receipt of any Takeover Proposal or any notice that any person is considering making a Takeover Proposal or any request for nonpublic information relating to Meta or any of its subsidiaries or for access to the properties, books or records of Meta or any of its subsidiaries by any person that has advised Meta that it may be considering making, or that has made, a Takeover Proposal and will keep Avant! fully informed of the status and details of any such Takeover Proposal notice or request. For purposes of this Agreement, "Takeover Proposal" means any offer or proposal for, or any indication of interest in, a merger or other business combination involving Meta or any of its subsidiaries or the acquisition of any significant equity interest in, or a significant portion of the assets of, Meta or any of its subsidiaries, other than the transactions contemplated by this Agreement.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

  5.1 Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, Meta and Avant! shall prepare and file with the SEC preliminary proxy materials relating to the approval of the Merger and the transactions contemplated hereby by the stockholders of Meta and Avant! and, as promptly as practicable following receipt of SEC comments thereon, Avant! shall file with the SEC a Registration Statement on Form S-4 (or such other or successor form as shall be appropriate), which complies in form with applicable SEC requirements and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable; provided, however, that Avant! shall have no obligation to agree to account for the Merger as a "purchase" in order to cause the Registration Statement to become effective. Subject to the provisions of Section 4.4, the Proxy Statement shall include the recommendation of the Board of Directors of Meta in favor of the Merger; provided that such recommendation may not be included or may be withdrawn if previously included if Meta's Board of Directors believes in good faith that a Superior Proposal has been made and, upon advice of its outside legal counsel, shall determine that to include such recommendation or not withdraw such recommendation if previously included would constitute a breach of the Board of Directors' fiduciary duty under applicable law. The Proxy Statement shall include the recommendation of the Board of Directors of Avant! in favor of the issuance of the shares of Avant! Common Stock in connection with the Merger.

  5.2 Meeting of Shareholders.

    (a) Meta shall promptly after the date hereof take all action necessary in accordance with California Law and its Articles of Incorporation and Bylaws to convene the Meta Shareholders Meeting on or prior to November 30, 1996 or as soon thereafter as is practicable and in any event on the date within 40 days of the date on which the Registration Statement shall be declared effective by the SEC, unless otherwise mutually agreed by the parties hereto. Meta shall consult with Avant! and use all reasonable efforts to hold the Meta Shareholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Meta Shareholders Meeting without the consent of Avant!. Meta shall use its best efforts to solicit from shareholders of Meta proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of shareholders required to effect the Merger.

    (b) Avant! shall promptly after the date hereof take all action necessary in accordance with Delaware Law and its Certificate of Incorporation and Bylaws to convene the Avant! Stockholders Meeting on or prior to November 30, 1996 or as soon thereafter as is practicable and in any event on the date within 40 days of the date on which the Registration Statement shall be declared effective by the SEC, unless otherwise mutually agreed by the parties hereto. Avant! shall consult with Meta and use all reasonable efforts to hold the Avant! Stockholders Meeting on the same day as the Meta Shareholders Meeting and shall not postpone or adjourn (other than for the absence of a quorum) the Avant! Stockholders meeting without the consent of Meta. Avant! shall use its best efforts to solicit from stockholders of Avant! proxies in favor of the Merger and shall take all other action necessary or advisable to secure the vote or consent of stockholders to effect the Merger.

  5.3 Access to Information.

    (a) Meta shall afford Avant! and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Meta's and its subsidiaries' properties, books, contracts, commitments and records, and
  (ii) all other information concerning the business, properties and personnel of Meta and its subsidiaries as Avant! may reasonably request. Meta agrees to provide to Avant! and its accountants, counsel and other representatives copies of internal financial statements promptly upon request. Avant! shall afford Meta and its accountants, counsel and other representatives, reasonable access during normal business hours during the period prior to the Effective Time to (i) all of Avant!'s and its subsidiaries' properties, books, contracts, commitments and records, and (ii) all other information concerning the business, properties and personnel of Avant! and its subsidiaries as Meta may reasonably request. Avant! agrees to provide to Meta and its accountants, counsel and other representatives copies of internal financial statements promptly upon request.

    (b) Subject to compliance with applicable law governing the exchange of information, from the date hereof until the Effective Time, each of Avant! and Meta shall confer on a regular and frequent basis with one or more representatives of the other party to report material operational matters and the general status of ongoing operations.

    (c) No information or knowledge obtained in any investigation pursuant to this Section 5.3 shall affect or be deemed to modify any representation or warranty contained herein or the conditions to the obligations of the parties to consummate the Merger.

  5.4 Confidentiality. The parties acknowledge that Avant! and Meta have previously executed a non-disclosure agreement dated August 20, 1996 (the "Confidentiality Agreement"), which Confidentiality Agreement shall continue in full force and effect in accordance with its terms.

  5.5 Public Disclosure. Unless otherwise permitted by this Agreement, Avant! and Meta shall consult with each other before issuing any press release or otherwise making any public statement or making any other public (or non-confidential) disclosure (whether or not in response to an inquiry) regarding the terms of this Agreement and the transactions contemplated hereby, and neither shall issue any such press release or make any such statement or disclosure without the prior approval of the other (which approval shall not be unreasonably withheld), except as may be required by law or by obligations pursuant to any listing agreement with any national securities exchange or with the NASD.

  5.6 Consents; Cooperation.

    (a) Each of Avant! and Meta shall promptly apply for or otherwise seek, and use its best efforts to obtain, all consents and approvals required to be obtained by it for the consummation of the Merger, and shall use its best efforts to obtain all necessary consents, waivers and approvals under any of its material contracts in connection with the Merger for the assignment thereof or otherwise. Subject to compliance with applicable law governing the exchange of information, the parties hereto will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto in connection with proceedings under or relating to any federal or state antitrust or fair trade law.

    (b) Each of Avant! and Meta shall use all reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement under the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other Federal, state or foreign statutes, rules, regulations, orders or decrees that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, "Antitrust Laws"). In connection therewith, if any administrative or judicial action or proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as violative of any Antitrust Law, each of Avant! and Meta shall cooperate and use all reasonable efforts vigorously to contest and resist any such action or proceeding and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent (each an "Order"), that is in effect and that prohibits, prevents, or restricts consummation of the Merger or any such other transactions, unless by mutual agreement Avant! and Meta decide that litigation is not in their respective best interests. Notwithstanding the provisions of the immediately preceding sentence, it is expressly understood and agreed that Avant! shall have no obligation to litigate or contest any administrative or judicial action or proceeding or any Order beyond January 31, 1997.

    (c) Notwithstanding anything to the contrary in subsection (a) or (b) above, (i) neither Avant! nor any of it subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would have a Material Adverse Effect on Avant! or of Avant! combined with the Surviving Corporation after the Effective Time or (ii) neither Meta nor its subsidiaries shall be required to divest any of their respective businesses, product lines or assets, or to take or agree to take any other action or agree to any limitation that would have a Material Adverse Effect on Meta.

  5.7 Pooling Accounting. Avant! and Meta shall each use its best efforts to cause the business combination to be effected by the Merger to be accounted for as a pooling of interests and to take such action as may be reasonably necessary to permit such treatment. Each of Avant! and Meta shall use its best efforts to cause its "Affiliates" (as defined in Section 5.8) not to take any action that would adversely affect the ability of Avant! to account for the business combination to be effected by the Merger as a pooling of interest.

  5.8 Affiliate Agreements.

    (a) Schedule 5.8 sets forth those persons who may be deemed "Affiliates" of Meta within the meaning of paragraphs (c) and (d) of Rule 145 promulgated under the Securities Act ("Rule 145"). Meta shall provide Avant! such information and documents as Avant! shall reasonably request for purposes of reviewing such list. Meta shall use its best efforts to deliver or cause to be delivered to Avant!, as soon as practicable following the execution of this Agreement (and in each case prior to the Effective Time) from each of the Affiliates of Meta, an executed Affiliate Agreement in substantially the form attached hereto as Exhibit A. Avant! and Merger Sub shall be entitled to place appropriate legends on the certificates evidencing any Avant! Common Stock to be received by such Affiliates of Meta pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for Avant! Common Stock, consistent with the terms of such Affiliates Agreements.

    (b) Avant! shall, at least 30 days prior to the Effective Date, cause to be delivered to each person Avant! believes to be an "Affiliate" of Avant! a notice informing such persons of the restrictions on the transfer of Avant! Common Stock resulting from the Merger being accounted for as a pooling of interests in accordance with generally accepted accounting principles and all published rules, regulations and policies of the SEC and shall take reasonable steps to prevent the disposition of the shares of Avant! Common Stock owned by Avant! Affiliates in violation of such restrictions.

    (c) Avant! shall use all reasonable efforts to publish no later than 90 days after the end of the first month following the Effective Date in which there are at least 30 days of post-Merger combined operations (other than the month in which the Effective Date occurs), combined sales and net income figures contemplated by and in accordance with the terms of SEC Accounting Series Release No. 135.

  5.9 Legal Requirements. Each of Avant!, Merger Sub and Meta will, and will cause their respective subsidiaries to, take all reasonable actions necessary to comply promptly with all legal requirements which may be imposed on them with respect to the consummation of the transactions contemplated by this Agreement and will promptly cooperate with and furnish information to any party hereto necessary in connection with any such requirements imposed upon such other party in connection with the consummation of the transactions contemplated by this Agreement and will take all reasonable actions necessary to obtain (and will cooperate with the other parties hereto in obtaining) any consent, approval, order or authorization of, or any registration, declaration or filing with, any Governmental Entity or other person, required to be obtained or made in connection with the taking of any action contemplated by this Agreement.

  5.10 Blue Sky Laws. Avant! shall take such steps as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable to the issuance of the Avant! Common Stock in connection with the Merger. Meta shall use commercially reasonable efforts to assist Avant! as may be necessary to comply with the securities and blue sky laws of all jurisdictions which are applicable in connection with the issuance of Avant! Common Stock in connection with the Merger.

  5.11 Employee Benefit Plans.

    (a) At the Effective Time, the Meta Stock Plans and each outstanding option to purchase shares of Meta Common Stock under the Meta Stock Plans, whether vested or unvested, will be assumed by Avant!. Schedule 5.11(a) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding options under the Meta Stock Plans, including the number of shares of Meta capital stock subject to each such option, the exercise or vesting schedule, the exercise price per share and the term of each such option. On the Closing Date, Meta shall deliver to Avant! an updated Schedule 5.11(a) hereto current as of such date. Each such option so assumed by Avant! under this Agreement shall continue to have, and be subject to, the same terms and conditions set forth in each of the Meta Stock Plans immediately prior to the Effective Time, except that (i) such option will be exercisable for that number of whole shares of Avant! Common Stock equal to the product of the number of shares of Meta Common Stock that were issuable upon exercise of such option immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Avant! Common Stock, and (ii) the per share exercise price for the shares of Avant! Common Stock issuable upon exercise of such assumed option will be equal to the quotient determined by dividing the exercise price per share of Meta Common Stock at which such option was exercisable immediately prior to the Effective Time by the Exchange Ratio, rounded up to the nearest whole cent. Consistent with the terms of the Meta Stock Plans and the documents governing the outstanding options under those plans and except as set forth in the Meta Disclosure Schedule, the Merger will not terminate or otherwise result in the cash-out of any of the outstanding options under such plans or accelerate the exercisability or vesting of such options or the shares of Avant! Common Stock which will be subject to those options solely as a result of the consummation of the Merger and Avant!'s assumption of the options in connection therewith. Avant! shall take all necessary steps to ensure that the options so assumed by Avant! qualify following the Effective Time as incentive stock options as defined in Section 422 of the Code to the extent such options qualified as incentive stock options prior to the Effective Time. Within 10 business days after the Effective Time, Avant! will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding option under any of the Meta Stock Plans, a document in form and substance reasonably satisfactory to Meta evidencing the foregoing assumption of such option by Avant!. Avant! will take all corporate and other action necessary to reserve a sufficient number of shares of Avant! Common Stock for issuance upon the exercise of the options assumed by Avant! pursuant to this subsection (a) and upon the exercise of Meta Purchase Rights pursuant to subsection (b) below.

    (b) The Meta ESPP and each outstanding subscription to purchase shares of Meta Common Stock thereunder (a "Meta Purchase Right") shall be assumed by Avant! at the Effective Time of the Merger. Schedule 5.11(b) hereto sets forth a true and complete list as of the date hereof of all holders of outstanding Meta Purchase Rights, including the remaining number of shares of Meta Common Stock purchasable under each such right, the outstanding balance in each Meta ESPP participant's subscription account thereunder, the fair market value per share of Meta Common Stock on the date the Meta Purchase Right was granted, and the expiration date of such right. On the Closing Date, Meta shall deliver to Avant! an updated Schedule 5.11(b) hereto current as of such date. The Meta Purchase Rights so assumed by Avant! shall continue to be exercisable upon the same terms and conditions applicable to those rights immediately prior to the Effective Time in accordance with the terms of the Meta ESPP, except that each such assumed Meta Purchase Right will be exercisable for that number of whole shares of Avant! Common Stock equal to the product of the number of shares of Meta Common Stock purchasable under the Meta Purchase Right immediately prior to the Effective Time multiplied by the Exchange Ratio and rounded down to the nearest whole number of shares of Avant! Common Stock, and the purchase price payable per share of Avant! Common Stock under the assumed right will be equal to eighty-five percent (85%) of the lower of (i) the fair market value per share of the Meta Common Stock on the date the Meta Purchase Right was granted, divided by the Exchange Ratio and rounded up to the nearest whole cent, or (ii) the fair market value per share of Avant! Common Stock on the date such right is exercised. Within 10 business days after the Effective Time, Avant! will issue to each person who, immediately prior to the Effective Time was a holder of an outstanding Meta Purchase Right, a document in form and substance reasonably satisfactory to Meta evidencing the foregoing assumption of such Meta Purchase Right by Avant!.

    (c) From and after the assumption by Avant! of the Meta 1995 Equity Incentive Plan, the Meta 1995 Directors' Stock Option Plan, the Meta 1992 Stock Option/Appreciation Plan and the Meta ESPP, and the outstanding options and subscriptions thereunder, and, with regard to each such plan, until such time as none of the participants thereunder are subject to
  Section 16(b) of the Exchange Act, Avant! shall take all steps necessary to ensure that any transaction under the Meta 1995 Equity Incentive Plan, the Meta 1995 Directors' Stock Option Plan, the Meta 1992 Stock Option/Appreciation Plan or the Meta ESPP by any such participant shall comply with Rule 16b-3 under the Exchange Act (to the extent such plans shall have complied with Rule 16b-3 prior to the Effective Time).

    (d) Following the Effective Time, Avant! shall provide or cause to be provided health, life, disability and severance pay benefits and participation in bonus, savings, incentive and retirement plans of Avant! to the employees of Meta and its subsidiaries which, in the aggregate, are no less favorable to the employees of Meta than those provided to them by Meta at the time of the Closing. Avant! shall grant to such employees after the Effective Time credit for all service with Meta and its subsidiaries prior to the Effective Time as if such service was with Avant! and its subsidiaries with respect to all benefit arrangements maintained by Avant! and its subsidiaries. Avant! shall continue to honor the terms of all agreements (including, but not limited to, employment and consulting and severance agreements) between Meta and any of its subsidiaries and any employee or employees which relate to employment or compensation or benefits; provided, however, that nothing contained herein shall be construed to require the continued employment of any specific employee. Avant! shall waive any pre-existing condition exclusion and actively-at-work requirements under any medical or dental benefit plan; provided, however, that no such waiver shall apply to any employee of Meta who was, on the Effective Date, excluded from participation in such plan by virtue of any such pre-existing condition. Avant! shall provide that any covered expenses incurred on or before the Effective Date by an employee of Meta or such employee's covered dependent shall be taken into account for purposes of satisfying applicable deductible, co-insurance and maximum out-of-pocket provisions after the Effective Date to the same extent and for the same period such expenses are taken into account for employees of Avant!.

    (e) Avant! and Meta agree to appoint representatives who, in the period following the execution of this Agreement, will meet and in good faith negotiate to reach agreement prior to the Effective Date with respect to the manner in which the Meta employee benefit plans will be integrated with the Avant! employee benefit plans.

  5.12 Letter of Avant!'s and Meta's Accountants.

    (a) Avant! shall use all reasonable efforts to cause to be delivered to Meta a letter of KPMG Peat Marwick LLP, ("KPMG") Avant!'s independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Meta, in form reasonably satisfactory to Meta and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

    (b) Meta shall use all reasonable efforts to cause to be delivered to Avant! a letter of KPMG, Meta's independent auditors, dated a date within two business days before the date on which the Registration Statement shall become effective and addressed to Avant!, in form reasonably satisfactory to Avant! and customary in scope and substance for letters delivered by independent public accountants in connection with registration statements similar to the Registration Statement.

  5.13 Form S-8. Avant! agrees to file, no later than ten days after the Closing, a registration statement on Form S-8 covering the shares of Avant! Common Stock issuable pursuant to (i) outstanding options under the Meta 1995 Equity Incentive Plan, the Meta 1995 Directors' Stock Option Plan and the Meta 1992 Stock Option/Appreciation Plan assumed by Avant! and (ii) outstanding Meta Purchase Rights under the Meta ESPP assumed by Avant!. Meta shall cooperate with and assist Avant! in the preparation of such registration statement.

  5.14 Indemnification.

    (a) From and after the Effective Time, Avant! and the Surviving Corporation jointly and severally shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of this Agreement or who becomes prior to the Effective Time, an officer, director or employee of Meta or any of its subsidiaries (the "Indemnified Parties") in respect of acts or omissions occurring on or prior to the Effective Time to the fullest extent authorized or permitted under Meta's Articles of Incorporation, Bylaws and indemnification agreements in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under applicable law. Without limitation of the foregoing, in the event any such Indemnified Party is or becomes involved in any capacity in any action proceeding or investigation in connection with any matter relating to this Agreement or the transactions contemplated hereby occurring on or prior to the Effective Time, Avant! and the Surviving Corporation shall jointly and severally pay as incurred such Indemnified Party's reasonable legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith. The provisions of this Section 5.14 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

    (b) If Avant! or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other person or entity and shall not be the continuing or surviving person of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person or entity, then and in each such case, proper provision shall be made so that such successors or assigns of Avant! or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.14.

    (c) Avant! shall use good faith efforts to cause to be maintained in effect for a period of not less than three years subsequent to the Effective Time the current policies of the directors' and officers' liability insurance maintained by Avant! and shall use good faith efforts to cause coverage to be provided to the former directors and officer of Meta thereunder (provided that Avant! may substitute therefor policies of at least the same coverage containing terms and conditions that are not less advantageous to the former directors and officers of Meta) with respect to matters occurring prior to the Effective Time.

    (d) All agreements in effect at the Effective Time pursuant to which Meta covenants and agrees in any respect to indemnify or defend any director or executive officer of Meta from and against any liability, cost or expense shall be expressly assumed by Avant! at the Effective Time.

    (e) Promptly after the Effective Time, Avant! shall enter into indemnification agreements with directors and officers of Meta who become directors or officers of the Surviving Corporation, which agreements shall be substantially identical to those which Avant! has entered into with its current directors and officers.

  5.15 Listing of Additional Shares. Prior to the Effective Time, Avant! shall file with the Nasdaq National Market a Notification Form for Listing of Additional Shares with respect to the shares referred to in Section 6.1(f).

  5.16 Pooling Letters.

    (a) Meta shall use all reasonable efforts to cause to be delivered to Meta a preliminary letter of KPMG as soon as practicable following the execution of this Agreement to the effect that, assuming Avant! is a corporation eligible to be a party to a transaction seeking pooling of interests accounting treatment and that the participation of Avant! in the Merger will not, in and of itself, disqualify the Merger from qualifying for pooling of interests accounting treatment, the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement. Such letter shall be in a form reasonably satisfactory to Avant! and Meta and shall be customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type. Meta shall also use all reasonable efforts to cause KPMG to deliver to Meta a final copy of such letter dated the Effective Date.

    (b) Avant! shall use all reasonable efforts to cause to be delivered to Avant! a preliminary letter of KPMG as soon as practicable following the execution of this Agreement to the effect that the Merger will qualify for pooling of interests accounting treatment if consummated in accordance with this Agreement. Such letter shall be in a form reasonably satisfactory to Avant! and Meta and shall be customary in scope and substance for letters delivered by independent public accountants in connection with transactions of this type. Avant! shall also use all reasonable efforts to cause KPMG to deliver to Avant! a final copy of such letter dated the Effective Date.

  5.17 Best Efforts and Further Assurances. Each of the parties to this Agreement shall use its best efforts to discharge its obligations under this Agreement to effectuate the transactions contemplated hereby and to fulfill and cause to be fulfilled the conditions to closing under this Agreement. Each party hereto, at the reasonable request of another party hereto, shall execute and deliver such other instruments and do and perform such other acts and things as may be necessary or desirable for effecting completely the consummation of this Agreement and the transactions contemplated hereby.

  5.18 Notification of Certain Matters. Meta shall give prompt notice to Avant!, and Avant! shall give prompt notice to Meta, of (i) the occurrence, or non-occurrence, of any event, the occurrence or non-occurrence of which would be likely to cause any representation or warranty of such party contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and
(ii) any failure of Meta, Avant! or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.18 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

  5.19 Shareholders Agreement. Meta and the Shareholders shall enter into the shareholders agreement at Exhibit B concurrent with the execution of this Agreement.

  5.20 HSR Act Filings. If applicable, each of Avant! and Meta shall promptly make its respective filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and thereafter shall make any required submissions under the HSR Act with respect to the Merger, and shall cooperate with each other with respect to the foregoing. Meta and Avant! shall give each other prior notice and consult with each other prior to any meeting with the United States Federal Trade Commission or Department of Justice with respect to their respective filings under the HSR Act or any review by either of the foregoing agencies. Each of Avant! and Meta shall take all reasonable actions necessary to cause the expiration of the waiting periods under the HSR Act as promptly as possible.

  5.21 Operations of Avant! Post Merger. After the Effective Time, the Chief Executive Officer of Avant! shall have general management authority of Avant!, including, without limitation, all strategic, technical, organization and operational issues.

                                   ARTICLE VI

                            CONDITIONS TO THE MERGER

  6.1 Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of each party to this Agreement to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by agreement of all the parties hereto:

    (a) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by (i) the holders of Meta Common Stock representing a majority of the total votes entitled to be cast on such matters at the Meta Shareholders Meeting at which a quorum is present in person or by proxy
  (ii) the holders of shares of Avant! Common Stock representing a majority of the total votes cast on such matters at the Avant! Stockholders Meeting at which a quorum is present in person or by proxy, and (iii) Avant! as the sole stockholder of Merger Sub.

    (b) Registration Statement Effective. The SEC shall have declared the Registration Statement effective. No stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose, and no similar proceeding in respect of the Proxy Statement, shall have been initiated or threatened by the SEC; and all requests for additional information on the part of the SEC shall have been complied with to the reasonable satisfaction of the parties hereto.

    (c) No Injunctions or Restraints; Illegality. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect; nor shall there be any action taken, or any statute, rule, regulation or order enacted, entered, enforced or deemed applicable to the Merger, which makes the consummation of the Merger illegal; and no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint provision limiting or restricting Avant!'s conduct or operation of the business of Meta and its subsidiaries following the Merger shall be in effect, nor shall any proceeding brought by an administrative agency or commission or other Governmental Entity, domestic or foreign, seeking the foregoing be pending. In the event an injunction or other order shall have been issued, each party agrees to use its reasonable diligent efforts to have such injunction or other order lifted.

    (d) Governmental Approval. Avant!, Meta and Merger Sub and their respective subsidiaries shall have timely obtained from each Governmental Entity all approvals, waivers, authorizations and consents, if any, necessary for consummation of or in connection with the Merger and the several transactions contemplated hereby, including such approvals, waivers, authorizations and consents as may be required under the HSR Act, Securities Act, Exchange Act and under state Blue Sky laws.

    (e) Tax Opinions. Avant! and Meta shall have received substantially identical written opinions of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP and Venture Law Group, respectively, in form and substance reasonably satisfactory to them, and dated on or about the Effective Date and shall be to the effect that the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code, and such opinions shall not have been withdrawn. In rendering such opinions, counsel shall be entitled to rely upon, among other things, reasonable assumptions as well as representations of Avant!, Merger Sub and Meta and certain shareholders of Meta.

    (f) Listing of Additional Shares. The filing with the Nasdaq National Market of a Notification Form for Listing of Additional Shares with respect to the shares of Avant! Common Stock issuable upon conversion of the Meta Common Stock in the Merger and upon exercise of the options under the Meta Stock Plans, and upon the exercise of Meta Purchase Rights under the Meta ESPP, assumed by Avant! shall have been made.

    (g) Avant! Management. After the Effective Time, the Board of Directors of Avant! shall consist of Gerald C. Hsu, Y. Eric Cho, Robert C. Kagle, Tench Coxe, Tatsuya Enomoto and Shawn M. Hailey. Mr. Hsu shall be Chairman of the Board, President and Chief Executive Officer of Avant!, and Kim L. Hailey shall have been appointed Chief Technical Officer of Avant!.

  6.2 Additional Conditions to Obligations of Meta. The obligations of Meta to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Meta:

    (a) Representations, Warranties and Covenants. (i) The representations and warranties of Avant! and Merger Sub in this Agreement shall be true and correct in all material respects (other than representations and warranties regarding litigation connected with the Merger or other proceedings connected with the Merger, which shall be governed solely by the standard set forth in Section 6.1(c) and except for such representations and warranties that are qualified by their terms by a reference to materiality which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time (except to the extent such representations and warranties speak as of an earlier date), and (ii) Avant! and Merger Sub shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by them as of the Effective Time.

    (b) Certificate of Avant!. Meta shall have been provided with a certificate dated, the Effective Date, executed on behalf of Avant! by its President and its Chief Financial Officer to the effect that, as of the Effective Time, the condition provided for in subsection (a) above has been satisfied.

    (c) Legal Opinion. Meta shall have received a legal opinion, dated the Effective Date, from Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to Avant! and Merger Sub, in form and substance reasonably satisfactory to Meta.

    (d) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Avant! and its subsidiaries, taken as a whole.

    (e) Third Party Consents. Meta shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Avant! or any of its subsidiaries or otherwise.

    (f) Fairness Opinion. Meta shall have received the written opinion of Wessels, Arnold & Henderson, L.L.C., or a written confirmation of the opinion previously delivered, dated as of the date the Proxy Statement is first mailed to the shareholders of Meta, to the effect that the consideration to be received by Meta's shareholders in the Merger is fair, from a financial point of view, to the shareholders of Meta.

  6.3 Additional Conditions to the Obligations of Avant! and Merger Sub. The obligations of Avant! and Merger Sub to consummate and effect this Agreement and the transactions contemplated hereby shall be subject to the satisfaction at or prior to the Effective Time of each of the following conditions, any of which may be waived, in writing, by Avant!:

    (a) Representations, Warranties and Covenants. (i) The representations and warranties of Meta in this Agreement shall be true and correct in all material respects (other than representations and warranties regarding litigation connected with the Merger or other proceedings connected with the Merger, which shall be governed solely by the standard set forth in
  Section 6.1(c) and except for such representations and warranties that are qualified by their terms by a reference to materiality, which representations and warranties as so qualified shall be true in all respects) on and as of the Effective Time as though such representations and warranties were made on and as of such time, and (ii) Meta shall have performed and complied in all material respects with all covenants, obligations and conditions of this Agreement required to be performed and complied with by it as of the Effective Time.

    (b) Certificate of Meta. Avant! shall have been provided with a certificate, dated the Effective Date, executed on behalf of Meta by its President and its Chief Financial Officer to the effect that, as of the Effective Time, the condition provided for in subsection (a) above has been satisfied.

    (c) Legal Opinion. Avant! shall have received a legal opinion, dated the Effective Date, from Venture Law Group, legal counsel to Meta, in form and substance reasonably satisfactory to Avant!.

    (d) Third Party Consents. Avant! shall have been furnished with evidence satisfactory to it of the consent or approval of those persons whose consent or approval shall be required in connection with the Merger under any material contract of Meta or any of its subsidiaries or otherwise.

    (e) No Material Adverse Changes. There shall not have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Meta and its subsidiaries, taken as a whole.

    (f) Letters from Accountants. Avant! shall have received the preliminary and final letters referred to in Section 5.17(b) from KPMG and the letter referred to in Section 5.13(b) from KPMG.

    (g) Affiliate Agreements. Avant! shall have received from each of the Affiliates of Meta identified on Schedule 5.8 an executed Affiliate Agreement in substantially the form attached hereto as Exhibit A.

    (h) Fairness Opinion. Avant! shall have received the written opinion of [Morgan Stanley & Co., Inc.,] or a written confirmation of the opinion previously delivered, dated as of the date the Proxy Statement is first mailed to the shareholders of Avant!, to the effect that the consideration to be received by Avant!'s shareholders in the Merger is fair, from a financial point of view, to the stockholders of Avant!.

    (i) Dissenting Shares. Dissenting Shares shall consist of no more ten percent (10%) of the then outstanding shares of Meta Capital Stock.

                                  ARTICLE VII

                       TERMINATION, AMENDMENT AND WAIVER

  7.1 Termination. At any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the shareholders of Meta, this Agreement may be terminated:

    (a) by mutual consent of Avant! and Meta;

    (b) by either Avant! or Meta, if the Effective Date shall not have occurred on or before January 31, 1997; provided that the right to terminate this Agreement pursuant to this paragraph (b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been a significant cause of, or resulted in, the failure of the Effective Date to occur on or before such date;

    (c) by Avant!, if (i) Meta shall breach any of its representations, warranties or obligations hereunder, which breach would result in a material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Meta and its subsidiaries, taken as a whole, and such breach shall not have been cured within ten business days following receipt by Meta of written notice of such breach, (ii) (x) there shall have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Meta and its subsidiaries, taken as a whole, and
  (y) Meta shall not, within 20 business days of notice from Avant! to the effect that Avant! intends to terminate this Agreement pursuant to this clause (ii), have proposed to Avant! a plan to mitigate the effect of such material adverse change which plan shall be reasonably acceptable to Avant!, or (iii) the Board of Directors of Meta shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Avant! or shall have resolved to do any of the foregoing;

    (d) by Meta, if (i) Avant! shall breach any of its representations, warranties or obligations hereunder, which breach would result in a material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Avant! and its subsidiaries, taken as a whole, and such breach shall not have been cured within ten business days following receipt by Avant! of written notice of such breach, (ii) (x) there shall have occurred any material adverse change in the condition (financial or otherwise), properties, assets (including intangible assets), liabilities, business, operations, results of operations or prospects of Avant! and its subsidiaries, taken as a whole, and (y) Avant! shall not, within 20 business days of notice from Meta to the effect that Meta intends to terminate this Agreement pursuant to this clause (ii), have proposed to Meta a plan to mitigate the effect of such material adverse change which plan shall be reasonably acceptable to Meta, or (iii) the Board of Directors of Avant! shall have withdrawn or modified its recommendation of this Agreement or the Merger in a manner adverse to Meta or shall have resolved to do any of the foregoing; or

    (e) by either Avant! or Meta, if (i) any permanent injunction or other order of a court or other competent authority preventing the consummation of the Merger shall have become final and nonappealable or (ii) at the Meta Shareholders Meeting (including any adjournment or postponement thereof) the requisite vote of shareholders of Meta shall not have been obtained, or
  (iii) at the Avant! Stockholders Meeting (including any adjournment or postponement thereof) the requisite vote of stockholders of Avant! shall not have been obtained.

  7.2 Effect of Termination. In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Avant!, Merger Sub or Meta or their respective officers, directors, stockholders or affiliates, except to the extent that such termination results from the breach by a party hereto of any of its representations, warranties or covenants set forth in this Agreement; provided that the provisions of Section 5.4 (Confidentiality),
Section 7.3 (Expenses and Termination Fees) and this Section 7.2 and the Confidentiality Agreement shall remain in full force and effect and survive any termination of this Agreement.

  7.3 Expenses and Termination Fees.

    (a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby (including, without limitation, the fees and expenses of its advisers, accountants and legal counsel) shall be paid by the party incurring such expense, except that, in the event the Merger shall not be consummated for any reason or if this Agreement shall be terminated for any reason other than pursuant to Section 7.1(d), expenses incurred in connection with printing the Proxy Materials and the Registration Statement, registration and filing fees incurred in connection with the Registration Statement, the Proxy Materials and the listing of additional shares pursuant to Section 6.1(f) and fees, costs and expenses associated with compliance with applicable state securities laws in connection with the Merger shall be shared equally by Meta and Avant!.

    (b) In the event that (i) either Avant! or Meta shall terminate this Agreement pursuant to Section 7.1(e)(ii) following a failure of the shareholders of Meta to approve this Agreement and, prior to the time of the meeting of Meta's shareholders, there shall have been (A) a Trigger Event with respect to Meta or (B) a Takeover Proposal with respect to Meta which at the time of the meeting of Meta's shareholders shall not have been rejected by Meta and withdrawn by the third party, or (ii) Avant! shall terminate this Agreement pursuant to Section 7.1(c), due in whole or in part to any failure by Meta to use the requisite efforts required by the terms of this Agreement to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Meta prior to or on the Closing Date or any failure by Meta's affiliates to take any actions required to be taken hereby, (and if Meta is not entitled to terminate this Agreement by reason of Section 7.1(d)), and prior thereto there shall have been (A) a Trigger Event with respect to Meta or (B) a Takeover Proposal with respect to Meta which shall not have been rejected by Meta and withdrawn by the third party, then Meta shall promptly pay to Avant! the sum of $4,800,000; provided, however, that with respect to
  Section 7.3(b)(i)(A) and Section 7.3(b)(ii)(A), a Trigger Event shall not be deemed to include the acquisition by any Person of securities representing 10% or more of Meta if such Person has acquired such securities not with the purpose nor with the effect of changing or influencing the control of Meta, nor in connection with or as a participant in any transaction having such purpose or effect, including without limitation (i) making any public announcement with respect to the voting of such shares at any meeting to consider any merger, consolidation, sale of substantial assets or other business combination or extraordinary transaction involving Meta, (ii) making, or in any way participating in, any "solicitation" of "proxies" (as such terms are defined or used in Regulation 14A under the Exchange Act) to vote any voting securities of Meta (including, without limitation, any such solicitation subject to Rule 14a-11 under the Exchange Act) or seeking to advise or influence any Person with respect to the voting of any voting securities of Meta, (iii) forming, joining or in any way participating in any "group" within the meaning of
  Section 13(d)(3) of the Exchange Act with respect to any voting securities of Meta or (iv) otherwise acting, alone or in concert with others, to seek control of Meta or to seek to control or influence the management or policies of Meta. As used herein, a "Trigger Event" shall occur if any Person acquires securities representing 10% or more, or commences a tender or exchange offer following the successful consummation of which the offeror and its affiliate would beneficially own securities representing 25% or more, of the voting power of Meta.

    (c) If this Agreement is terminated by Meta pursuant to any subsection of
  Section 7.1(d) hereof, due in whole or in part to any failure by Avant! to use the requisite efforts required by the terms of this Agreement to perform and comply with all agreements and conditions required by this Agreement to be performed or complied with by Avant! prior to or on the Closing Date or any failure by Avant!'s affiliates to take any actions required to be taken hereby (and Avant! is not entitled to terminate this Agreement by reason of Section 7.1(c) hereof), then, Avant! shall promptly pay to Meta a termination fee of $4,800,000.

  7.4 Amendment. The boards of directors of the parties hereto may cause this Agreement to be amended at any time by execution of an instrument in writing signed on behalf of each of the parties hereto; provided that an amendment made subsequent to adoption of this Agreement by the stockholders of Meta, Avant! or Merger Sub shall not (i) alter or change the amount or kind of consideration to be received on conversion of the Meta Common Stock, (ii) alter or change any term of the Articles of Incorporation of the Surviving Corporation to be effected by the Merger, or (iii) alter or change any of the terms and conditions of this Agreement if such alteration or change would adversely affect the holders of Meta Common Stock or Avant! Common Stock.

  7.5 Extension; Waiver. At any time prior to the Effective Time any party hereto may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto and
(iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                                  ARTICLE VIII

                               GENERAL PROVISIONS

  8.1 Survival. The representations, warranties and agreements set forth in this Agreement shall terminate at the Effective Time, except that the agreements set forth in Article I, Section 5.4 (Confidentiality) 5.7 (Pooling Accounting), 5.8 (Affiliate Agreements), 5.12 (Employee Benefit Plans), 5.13 (Form S-8), 5.14 (Indemnification), 5.15 (Listing of Additional Shares), 5.17 (Best Efforts and Further Assurances), 7.3 (Expenses and Termination Fees), 7.4 (Amendment), and this Article VIII shall survive the Effective Time.

  8.2 Notices. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally or by commercial delivery service, or mailed by registered or certified mail (return receipt requested) or sent via facsimile (with confirmation of receipt) to the parties at the following address (or at such other address for a party as shall be specified by like notice):

    (a) if to Avant! or Merger Sub, to:

        Avant! Corporation
        1208 East Arques Avenue
        Sunnyvale, California 94086
        Attention: President
        Facsimile No.: 408-738-8508
        Telephone No.: 408-738-8881

        with a copy to:

        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP
        600 Hansen Way
        Palo Alto, California 94304

        Attention: Steven M. Spurlock, Esq.
        Facsimile No.: 415-843-0314
        Telephone No.: 415-843-0500

    (b) if to Meta, to:

        Meta-Software, Inc.
        1300 White Oaks Road
        Campbell, California 95008
        Attention: President
        Facsimile No.: 408-371-5738
        Telephone No.: 408-369-5400

        with a copy to:

        Venture Law Group
        2800 Sand Hill Road
        Menlo Park, CA 94025

        Attention: Joshua W.R. Pickus, Esq.
        Facsimile No.: 415-233-8386
        Telephone No.: 415-854-4488

  8.3 Interpretation. When a reference is made in this Agreement to Exhibits, such reference shall be to an Exhibit to this Agreement unless otherwise indicated. The words "include," "includes" and "including" when used herein shall be deemed in each case to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. The phrases "the date of this Agreement", "the date hereof", and terms of similar import, unless the context otherwise requires, shall be deemed to refer to August 22, 1996. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

  8.4 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

  8.5 Entire Agreement; Nonassignability; Parties in Interest. This Agreement and the documents and instruments and other agreements specifically referred to herein or delivered pursuant hereto, including the Exhibits, the Schedules, including the Meta Disclosure Schedule and the Avant! Disclosure Schedule (a) constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, except for the Confidentiality Agreement, which shall continue in full force and effect, and shall survive any termination of this Agreement or the Closing, in accordance with its terms; (b) are not intended to confer upon any other person any rights or remedies hereunder, except as set forth in Sections 1.6(a)-(d) and (g), 1.7-1.9, 5.11 and 5.14; and (c) shall not be assigned by operation of law or otherwise except as otherwise specifically provided.

  8.6 Severability. In the event that any provision of this Agreement, or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

  8.7 Remedies Cumulative. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

  8.8 Governing Law. Except insofar as the Merger shall be governed by the corporate laws of the State of California, this Agreement shall be governed by and construed in accordance with the laws of the State of Delaware (without regard to its principles of conflicts of law).

  8.9 Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation, preparation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

  IN WITNESS WHEREOF, Avant!, Merger Sub and Meta have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized, all as of the date first written above.

                                          AVANT! CORPORATION

                                          By: /s/ Gerald C. Hsu
                                             ----------------------------
                                                  Gerald C. Hsu
                                              Chairman of the Board, Chief
                                                    Executive
                                              Officer and President

                                          NATASHA MERGER CORPORATION

                                          By: /s/ Gerald C. Hsu
                                             ----------------------------
                                                  Gerald C. Hsu
                                                   President

                                          META-SOFTWARE, INC.

                                          By: /s/ Shawn M. Hailey
                                             ----------------------------
                                                  Shawn M. Hailey
                                              Chairman of the Board, Chief
                                                     Executive
                                               Officer and President

                                  APPENDIX B

                     [LOGO OF MORGAN STANLEY APPEARS HERE]

                       Morgan Stanley & Co. Incorporated
                             555 California Street
                        San Francisco, California 94104
                                (415) 576-3000

                                                              September 9, 1996

Board of Directors
Avant! Corporation
1208 East Arques Avenue
Sunnyvale, CA 94086

Gentlemen:

We understand that Avant! Corporation ("Avant!"), Natasha Merger Corporation, a wholly owned subsidiary of Avant! ("Merger Sub"), and Meta-Software, Inc. ("Meta" or the "Company") have entered into an Agreement and Plan of Reorganization, dated as of August 22, 1996 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of Merger Sub with and into Meta. Pursuant to the Merger, Meta will become a wholly owned subsidiary of Avant! and each outstanding share of common stock, no par value, of Meta (the "Meta Common Stock"), other than shares held in treasury or held by Avant! or any direct or indirect wholly owned subsidiary of Avant! or Meta or as to which dissenters' rights have been perfected, will be converted into the right to receive a certain fraction of a share of common stock, par value $.0001 per share, of Avant! (the "Avant! Common Stock"), pursuant to a certain formula set forth in the Merger Agreement. The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the consideration to be paid to the holders of shares of Meta Common Stock pursuant to the Merger Agreement is fair from a financial point of view to Avant!

For purposes of the opinion set forth herein, we have:

    (i) reviewed certain publicly available financial statements and other information of the Company and Avant!, respectively;

    (ii) reviewed certain internal financial statements and other financial and operating data concerning the Company and Avant! prepared by the managements of the Company and Avant!, respectively;

    (iii) analyzed certain financial projections provided by the management of the Company;

    (iv) analyzed certain financial projections prepared by the management of Avant;

    (v) discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

    (vi) discussed the past and current operations and financial condition and the prospects of Avant! with senior executives of Avant!, and analyzed the pro forma impact of the Merger on Avant!'s earnings per share, consolidated capitalization and financial ratios;

    (vii) reviewed and discussed with the management of Avant! their estimate of the cost savings and other synergies that may be achieved in the Merger;

    (viii) reviewed the reported prices and trading activity for the Meta Common Stock and the Avant! Common Stock;

    (ix) compared the financial performance of the Company and Meta and the prices and trading activity of the Meta Common Stock and the Avant! Common Stock with that of certain other comparable publicly-traded companies and their securities;

    (x) reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

    (xi)  reviewed the Merger Agreement and certain related documents; and

    (xii) considered such other factors as we have deemed appropriate.

  We have assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Avant!. We have also relied upon, without independent verification, the estimate of Avanti!'s management of the cost savings and other synergies that may be achieved if the Merger is consummated. In addition, we have relied upon, without independent verification, Avant! management's assessment of the validity of, and the risks associated with, Meta's products and technology. We have not made any independent valuation or appraisal of the assets or liabilities of the Company and Avant!, nor have we been furnished with any such appraisals. We have also assumed that the Merger will be accounted for as a "pooling-of-interests" business combination in accordance with U.S. generally accepted accounting principles and will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

  We have been engaged by the Board of Directors of Avant! to render this opinion and will receive a fee for our services. In the past, Morgan Stanley & Co. Incorporated and its affiliates have provided financial advisory and financing services for Avant! and have received fees for the rendering of these services.

  It is understood that this letter is for the information of the Board of Directors of Avant! and may not be used for any other purpose without our prior written consent, except that this opinion may be included in its entirety in any filing made by Avant! with the Securities and Exchange Commission with respect to the Merger. We express no opinion and make no recommendation as to how the stockholders of Avant! or Meta should vote at the stockholders' meeting held in connection with the Merger.

  Based on the foregoing, we are of the opinion on the date hereof that the consideration to be paid to the holders of shares of Meta Common Stock pursuant to the Merger Agreement is fair from a financial point of view to Avant!.

                                          Very truly yours,

                                          Morgan Stanley & Co. Incorporated

                                          By:/s/ Nicholas D. Osborne
                                             -----------------------------------
                                              Nicholas D. Osborne Vice President

                                  APPENDIX C

                OPINION OF WESSELS, ARNOLD & HENDERSON, L.L.C.

       [LETTERHEAD OF WESSELS, ARNOLD & HENDERSON, L.L.C. APPEARS HERE]

August 22, 1996

Board of Directors

Meta-Software, Inc.
1300 White Oaks Road
Campbell, CA 95008

Attention:  Mr. Shawn M. Hailey, President and Chief Executive Officer
            Mr. William C. Smith, Vice President, Finance and Chief Financial Officer

Gentlemen:

  You have requested our opinion as to the fairness, from a financial point of view, to the stockholders of Meta-Software, Inc. (the "Company"), of the consideration to be received by the stockholders pursuant to the terms of the proposed Agreement and Plan of Reorganization (the "Agreement") dated August 22, 1996 by and among the Company, Avant! Corporation (the "Acquiror"), and a wholly owned subsidiary of Acquiror. Capitalized terms used herein shall have the meanings used in the Agreement unless otherwise defined herein.

  Pursuant to the Agreement, each outstanding share of common stock of the Company is proposed to be converted into and represent the right to receive such number of shares of the Acquiror's common stock as is equal to the Exchange Ratio. The Exchange Ratio is 0.435.

  Wessels, Arnold & Henderson, L.L.C. ("Wessels, Arnold & Henderson"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We will render to the Board of Directors an opinion as to the fairness, from a financial point of view, to the stockholders of the Company of the consideration to be received by the stockholders in connection with the Merger, and will receive a fee for our services. In the ordinary course of business, Wessels, Arnold & Henderson acts as a market maker and broker in the publicly traded securities of the Company and the Acquiror and receives customary compensation in connection therewith, and also provides research coverage for the Company and the Acquiror. In the ordinary course of business, Wessels, Arnold & Henderson actively trades in the publicly traded securities of the Company and the Acquiror for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

  In connection with our review of the Merger, and in arriving at our opinion, we have: (i) reviewed and analyzed the financial terms of the Agreement; (ii) reviewed and analyzed certain publicly available financial and other data with respect to the Company and Acquiror and certain other relevant and operating data relating to the Company and Acquiror made available to us from published sources and from the internal records of the Company and Acquiror; (iii) conducted discussions with members of the senior management of the Company with respect to the business and prospects of the Company; (iv) conducted discussions with members of the senior management of the Acquiror with respect to the business and prospects of the Acquiror; (v) analyzed the pro forma impact of the Merger on the Acquiror's results of operations; (vi) reviewed the reported prices and trading activity for the Company's Common Stock and the Acquiror's Common Stock; (vii) compared the financial performance of the Company and the Acquiror and the prices of the Company's Common Stock and the Acquiror's Common Stock with that of certain other comparable publicly-traded companies and their securities; and (viii) reviewed the financial terms, to the extent publicly available, of certain comparable merger transactions. In addition, we have conducted such other analyses and examinations and considered such other financial, economic and market criteria as we have deemed necessary in arriving at our opinion.

  We note that we were not provided with any financial forecasts for either Acquiror or the Company, having been informed by each company's senior management that it is not their practice to provide financial forecasts. However, in the course of our discussions with each company's senior management, we reviewed with them the most recently published analyst earnings estimates for each company with respect to the third and fourth quarters of each company's 1996 fiscal year and 1997 fiscal year, publicly available information regarding the size and forecasted growth rates for the markets served by each company's products, and various trends affecting or expected to affect each company's future operating results and financial condition.

  In rendering our opinion, we have assumed and relied upon the accuracy and completeness of the financial, legal, tax, operating and other information provided to us by the Company and the Acquiror (including without limitation the financial statements and related notes of the Company and Acquiror), and have not independently verified such information. Additionally, we have not considered the possible effects of any legal or other contingency matters. Further, our opinion is based on the assumption that the Merger will be accounted for as a pooling-of-interests. We have not performed an independent evaluation or appraisal of any of the respective assets or liabilities of the Company or the Acquiror and we have not been furnished with any such valuations or appraisals.

  It is understood that this letter is for the information of the Board of Directors of the Company, and this letter shall not be published or otherwise used and no public references to Wessels, Arnold & Henderson, L.L.C. shall be made without our prior written consent, which consent shall not be unreasonably withheld; provided, however, that this letter may be included in its entirety in the proxy statement submitted to the stockholders of the Company for the purpose of approving the Merger. Further, our opinion speaks only as of the date hereof, is based on the conditions as they exist and information which we have been supplied as of the date hereof, and is without regard to any market, economic, financial, legal or other circumstance or event of any kind or nature which may exist or occur after such date.

  Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that as of the date hereof, the consideration to be received by the holders of the Company's Common Stock pursuant to the Agreement is fair from a financial point of view to the holders of the Company's Common Stock.

                                          Very truly yours,

                                          Wessels, Arnold & Henderson, L.L.C.

                                          By: /s/ William Henderson
                                              -------------------------------
                                              William Henderson
                                              Managing Director

                                  APPENDIX D

                      CALIFORNIA GENERAL CORPORATION LAW

                                  CHAPTER 13
                              DISSENTERS' RIGHTS

SEC. 1300. REORGANIZATION OR SHORT-FORM MERGER; DISSENTING SHARES; CORPORATE
           PURCHASE AT FAIR MARKET VALUE; DEFINITIONS

  (a) If the approval of the outstanding shares (Section 152) of a corporation is required for a reorganization under subdivisions (a) and (b) or subdivision
(e) or (f) of Section 1201, each shareholder of the corporation entitled to vote on the transaction and each shareholder of a subsidiary corporation in a short-form merger may, by complying with this chapter, require the corporation in which the shareholder holds shares to purchase for cash at their fair market value the shares owned by the shareholder which are dissenting shares as defined in subdivision (b). The fair market value shall be determined as of the day before the first announcement of the terms of the proposed reorganization or short-form merger, excluding any appreciation or depreciation in consequence of the proposed action, but adjusted for any stock split, reverse stock split, or share dividend which becomes effective thereafter.

  (b) As used in this chapter, "dissenting shares" means shares which come within all of the following descriptions:

    (1) Which were not immediately prior to the reorganization or short-form merger either (A) listed on any national securities exchange certified by the Commissioner of Corporations under subdivision (o) of Section 25100 or
  (B) listed on the list of OTC margin stocks issued by the Board of Governors of the Federal Reserve System, and the notice of meeting of shareholders to act upon the reorganization summarizes this section and Sections 1301, 1302, 1303 and 1304; provided, however, that this provision does not apply to any shares with respect to which there exists any restriction on transfer imposed by the corporation or by any law or regulation; and provided, further, that this provision does not apply to any class of shares described in subparagraph (A) or (B) if demands for payment are filed with respect to 5 percent or more of the outstanding shares of that class.

    (2) Which were outstanding on the date for the determination of shareholders entitled to vote on the reorganization and (A) were not voted in favor of the reorganization or, (B) if described in subparagraph (A) or
  (B) of paragraph (1) (without regard to the provisos in that paragraph), were voted against the reorganization, or which were held of record on the effective date of a short-form merger; provided, however, that subparagraph
  (A) rather than subparagraph (B) of this paragraph applies in any case where the approval required by Section 1201 is sought by written consent rather than at a meeting.

    (4) Which the dissenting shareholder has submitted for endorsement, in accordance with Section 1302.

  (c) As used in this chapter, "dissenting shareholder" means the recordholder of dissenting shares and includes a transferee of record.

SEC. 1301. NOTICE TO HOLDERS OF DISSENTING SHARES IN REORGANIZATIONS; DEMAND
           FOR PURCHASE; TIME; CONTENTS

  (a) If, in the case of a reorganization, any shareholders of a corporation have a right under Section 1300, subject to compliance with paragraphs (3) and
(4) of subdivision (b) thereof, to require the corporation to purchase their shares for cash, such corporation shall mail to each such shareholder a notice of the approval of the reorganization by its outstanding shares (Section 152) within 10 days after the date of such approval, accompanied by a copy of Sections 1300, 1302, 1303, 1304 and this section, a statement of the price determined by the corporation to represent the fair market value of the dissenting shares, and a brief description of the procedure to be followed if the shareholder desires to exercise the shareholder's right under such sections. The statement of price constitutes an offer by the corporation to purchase at the price stated any dissenting shares as defined in subdivision
(b) of Section 1300, unless they lose their status as dissenting shares under
Section 1309.

  (b) Any shareholder who has a right to require the corporation to purchase the shareholder's shares for cash under Section 1300, subject to compliance with paragraphs (3) and (4) of subdivision (b) thereof, and who desires the corporation to purchase such shares shall make written demand upon the corporation for the purchase of such shares and payment to the shareholder in cash of their fair market value. The demand is not effective for any purpose unless it is received by the corporation or any transfer agent thereof (1) in the case of shares described in clause (i) or (ii) of paragraph (1) of subdivision (b) of Section 1300 (without regard to the provisos in that paragraph), not later than the date of the shareholders' meeting to vote upon the reorganization, or (2) in any other case within 30 days after the date on which the notice of the approval by the outstanding shares pursuant to subdivision (a) or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

  (c) The demand shall state the number and class of the shares held of record by the shareholder which the shareholder demands that the corporation purchase and shall contain a statement of what such shareholder claims to be the fair market value of those shares as of the day before the announcement of the proposed reorganization or short-form merger. The statement of fair market value constitutes an offer by the shareholder to sell the shares at such price.

SEC. 1302. SUBMISSION OF SHARE CERTIFICATES FOR ENDORSEMENT; UNCERTIFICATED
     SECURITIES

  Within 30 days after the date on which notice of the approval by the outstanding shares or the notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, the shareholder shall submit to the corporation at its principal office or at the office of any transfer agent thereof, (a) if the shares are certificated securities, the shareholder's certificates representing any shares which the shareholder demands that the corporation purchase, to be stamped or endorsed with a statement that the shares are dissenting shares or to be exchanged for certificates of appropriate denomination so stamped or endorsed or (b) if the shares are uncertificated securities, written notice of the number of shares which the shareholder demands that the corporation purchase. Upon subsequent transfers of the dissenting shares on the books of the corporation, the new certificates, initial transaction statement, and other written statements issued therefor shall bear a like statement, together with the name of the original dissenting holder of the shares.

SEC. 1303. PAYMENT OF AGREED PRICE WITH INTEREST; AGREEMENT FIXING FAIR MARKET
           VALUE; FILING; TIME OF PAYMENT

  (a) If the corporation and the shareholder agree that the shares are dissenting shares and agree upon the price of the shares, the dissenting shareholder is entitled to the agreed price with interest thereon at the legal rate on judgments from the date of the agreement. Any agreements fixing the fair market value of any dissenting shares as between the corporation and the holders thereof shall be filed with the secretary of the corporation.

  (b) Subject to the provisions of Section 1306, payment of the fair market value of dissenting shares shall be made within 30 days after the amount thereof has been agreed or within 30 days after any statutory or contractual conditions to the reorganization are satisfied, whichever is later, and in the case of certificated securities, subject to surrender of the certificates therefor, unless provided otherwise by agreement.

SEC. 1304. ACTION TO DETERMINE WHETHER SHARES ARE DISSENTING SHARES OR FAIR
           MARKET VALUE; LIMITATION; JOINDER; CONSOLIDATION; DETERMINATION OF ISSUES; APPOINTMENT OF APPRAISERS

  (a) If the corporation denies that the shares are dissenting shares, or the corporation and the shareholder fail to agree upon the fair market value of the shares, then the shareholder demanding purchase of such shares as dissenting shares or any interested corporation, within six months after the date on which notice of the approval by the outstanding shares (Section 152) or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder, but not thereafter, may file a complaint in the superior court of the proper county praying the court to determine whether the shares are dissenting shares or the fair market value of the dissenting shares or both or may intervene in any action pending on such a complaint.

  (b) Two or more dissenting shareholders may join as plaintiffs or be joined as defendants in any such action and two or more such actions may be consolidated.

  (c) On the trial of the action, the court shall determine the issues. If the status of the shares as dissenting shares is in issue, the court shall first determine that issue. If the fair market value of the dissenting shares is in issue, the court shall determine, or shall appoint one or more impartial appraisers to determine, the fair market value of the shares.

SEC. 1305. REPORT OF APPRAISERS; CONFIRMATION; DETERMINATION BY COURT;
           JUDGMENT; PAYMENT; APPEAL; COSTS

  (a) If the court appoints an appraiser or appraisers, they shall proceed forthwith to determine the fair market value per share. Within the time fixed by the court, the appraisers, or a majority of them, shall make and file a report in the office of the clerk of the court. Thereupon, on the motion of any party, the report shall be submitted to the court and considered on such evidence as the court considers relevant. If the court finds the report reasonable, the court may confirm it.

  (b) If a majority of the appraisers appointed fail to make and file a report within 10 days from the date of their appointment or within such further time as may be allowed by the court or the report is not confirmed by the court, the court shall determine the fair market value of the dissenting shares.

  (c) Subject to the provisions of Section 1306, judgment shall be rendered against the corporation for payment of an amount equal to the fair market value of each dissenting share multiplied by the number of dissenting shares which any dissenting shareholder who is a party, or who has intervened, is entitled to require the corporation to purchase, with interest thereon at the legal rate from the date on which judgment was entered.

  (d) Any such judgment shall be payable forthwith with respect to uncertificated securities and, with respect to certificated securities, only upon the endorsement and delivery to the corporation of the certificates for the shares described in the judgment. Any party may appeal from the judgment.

  (e) The costs of the action, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable, but, if the appraisal exceeds the price offered by the corporation, the corporation shall pay the costs (including in the discretion of the court attorneys' fees, fees of expert witnesses and interest at the legal rate on judgments from the date of compliance with Sections 1300, 1301 and 1302 if the value awarded by the court for the shares is more than 125 percent of the price offered by the corporation under subdivision (a) of
Section 1301).

SEC. 1306. PREVENTION OF IMMEDIATE PAYMENT; STATUS AS CREDITORS; INTEREST

  To the extent that the provisions of Chapter 5 prevent the payment to any holders of dissenting shares of their fair market value, they shall become creditors of the corporation for the amount thereof together with interest at the legal rate on judgments until the date of payment, but subordinate to all other creditors in any liquidation proceeding, such debt to be payable when permissible under the provisions of Chapter 5.

SEC. 1307. DIVIDENDS ON DISSENTING SHARES

  Cash dividends declared and paid by the corporation upon the dissenting shares after the date of approval of the reorganization by the outstanding shares (Section 152) and prior to payment for the shares by the corporation shall be credited against the total amount to be paid by the corporation therefor.

SEC. 1308. RIGHTS OF DISSENTING SHAREHOLDERS PENDING VALUATION; WITHDRAWAL OF
           DEMAND FOR PAYMENT

  Except as expressly limited in this chapter, holders of dissenting shares continue to have all the rights and privileges incident to their shares, until the fair market value of their shares is agreed upon or determined. A dissenting shareholder may not withdraw a demand for payment unless the corporation consents thereto.

SEC. 1309. TERMINATION OF DISSENTING SHARE AND SHAREHOLDER STATUS

  Dissenting shares lose their status as dissenting shares and the holders thereof cease to be dissenting shareholders and cease to be entitled to require the corporation to purchase their shares upon the happening of any of the following:

  (a) The corporation abandons the reorganization. Upon abandonment of the reorganization, the corporation shall pay on demand to any dissenting shareholder who has initiated proceedings in good faith under this chapter all necessary expenses incurred in such proceedings and reasonable attorneys' fees.

  (b) The shares are transferred prior to their submission for endorsement in accordance with Section 1302 or are surrendered for conversion into shares of another class in accordance with the articles.

  (c) The dissenting shareholder and the corporation do not agree upon the status of the shares as dissenting shares or upon the purchase price of the shares, and neither files a complaint or intervenes in a pending action as provided in Section 1304, within six months after the date on which notice of the approval by the outstanding shares or notice pursuant to subdivision (i) of Section 1110 was mailed to the shareholder.

  (d) The dissenting shareholder, with the consent of the corporation, withdraws the shareholder's demand for purchase of the dissenting shares.

SEC. 1310. SUSPENSION OF RIGHT TO COMPENSATION OR VALUATION PROCEEDINGS;
           LITIGATION OF SHAREHOLDERS' APPROVAL

  If litigation is instituted to test the sufficiency or regularity of the votes of the shareholders in authorizing a reorganization, any proceedings under Sections 1304 and 1305 shall be suspended until final determination of such litigation.

SEC. 1311. EXEMPT SHARES

  This chapter, except Section 1312, does not apply to classes of shares whose terms and provisions specifically set forth the amount to be paid in respect to such shares in the event of a reorganization or merger.

SEC. 1312. RIGHT OF DISSENTING SHAREHOLDER TO ATTACK, SET ASIDE OR RESCIND
           MERGER OR REORGANIZATION; RESTRAINING ORDER OR INJUNCTION; CONDITIONS

  (a) No shareholder of a corporation who has a right under this chapter to demand payment of cash for the shares held by the shareholder shall have any right at law or in equity to attack the validity of the reorganization or short-form merger, or to have the reorganization or short-form merger set aside or rescinded, except in an action to test whether the number of shares required to authorize or approve the reorganization have been legally voted in favor thereof; but any holder of shares of a class whose terms and provisions specifically set forth the amount to be paid in respect to them in the event of a reorganization or short-form merger is entitled to payment in accordance with those terms and provisions or, if the principal terms of the reorganization are approved pursuant to subdivision (b) of Section 1202, is entitled to payment in accordance with the terms and provisions of the approved reorganization.

  (b) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, subdivision (a) shall not apply to any shareholder of such party who has not demanded payment of cash for such shareholder's shares pursuant to this chapter; but if the shareholder institutes any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, the shareholder shall not thereafter have any right to demand payment of cash for the shareholder's shares pursuant to this chapter. The court in any action attacking the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded shall not restrain or enjoin the consummation of the transaction except upon 10 days' prior notice to the corporation and upon a determination by the court that clearly no other remedy will adequately protect the complaining shareholder or the class of shareholders of which such shareholder is a member.

  (c) If one of the parties to a reorganization or short-form merger is directly or indirectly controlled by, or under common control with, another party to the reorganization or short-form merger, in any action to attack the validity of the reorganization or short-form merger or to have the reorganization or short-form merger set aside or rescinded, (1) a party to a reorganization or short-form merger which controls another party to the reorganization or short-form merger shall have the burden of proving that the transaction is just and reasonable as to the shareholders of the controlled party, and (2) a person who controls two or more parties to a reorganization shall have the burden of proving that the transaction is just and reasonable as to the shareholders of any party so controlled.

                                                                    Appendix E

                              AVANT! CORPORATION

                   PROXY FOR SPECIAL MEETING OF STOCKHOLDERS

                               October 29, 1996

     The undersigned stockholder of Avant! Corporation, a Delware corporation ("Avant!"), hereby constitutes and appoints Gerald C. Hsu and Y. Eric Cho, and each of them, the attorneys and proxies of the undersigned, each with the power of substitution, to attend and act for the undersigned at the Special Meeting of Stockholders of Avant! to be held at the principal executive offices of Avant! at 1208 East Arques Avenue Sunnyvale, California 94086, California, on Friday, October 29, 1996 at 10:00 a.m. local time, and at any adjournments or postponements thereof, and in connection therewith to vote and represent all of the shares of Common Stock of Avant! held of record by the undersigned on September 20, 1996, as follows on the reverse side of this proxy.

     Said attorneys and proxies, and each of them, shall have all the powers which the undersigned would have if acting in person. The undersigned hereby revokes any other proxy to vote at such meeting and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. Said proxies, without hereby limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the meeting and all matters presented at the meeting but which are not known to the Board of Directors at the time of the solicitation of this proxy.

                                           Please mark your choice like    [X]
                                           this in blue or black ink

                     THIS PROXY IS SOLICITED ON BEHALF OF
                       THE BOARD OF DIRECTORS OF AVANT!



- -------------------------------------    -------------------------------------
            Account Number                             Common

          THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR PROPOSAL NO. 1
                                                   ---

1. A proposal (the "Avant! Share Issuance Proposal") to issue shares of Avant! Common Stock in connection with the merger (the "Merger") of Natasha Merger Corporation, a wholly owned subsidiary of Avant! ("Merger Sub"), with and into Meta-Software, Inc., a California corporation ("Meta"), whereby each share of Meta Common Stock outstanding as of the closing of the Merger will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365 and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger. In addition, all Meta Stock Options and subscription rights, together with the underlying plans and agreements, will be assumed by Avant! and converted into options and subscription rights to purchase Avant! Common Stock.

                   [_]  FOR     [_]  AGAINST    [_]  ABSTAIN

    Each of the above-named proxies present at said meeting, either in person or by substitute, shall have and exercise all the powers of said proxies hereunder. This proxy will be voted in accordance with the choices specified by the undersigned on this proxy. In their discretion, each of the above-named proxies is authorized to vote upon such other business incident to the conduct of the Special Meeting as may properly come before the meeting or any postponements or adjournments thereof. IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED HEREON, THIS PROXY WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR PROPOSAL NO. 1 AND ON ANY OTHER MATTERS TO BE VOTED UPON.

    The undersigned acknowledges receipt of a copy of the Notice of Special Meeting of Shareholders and Joint Proxy Statement/Prospectus relating to the meeting.

    IMPORTANT:  In signing this proxy please sign exactly as your name(s) is
(are) shown on the share certificate to which the proxy applies. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. EACH JOINT TENANT MUST SIGN.


- --------------------------------------
         Signature

- --------------------------------------
(Additional signature if held jointly)


DATED:                            , 1996
      ----------------------------

PLEASE SIGN, DATE, AND RETURN YOUR PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                                                      APPENDIX F

                              META-SOFTWARE, INC.

                   PROXY FOR SPECIAL MEETING OF SHAREHOLDERS

                               October 29, 1996

     The undersigned shareholder of Meta-Software, Inc., a California corporation ("Meta") hereby constitutes and appoints Shawn M. Hailey and William
E. Alford and each of them, the attorneys and proxies of the undersigned, each with the power of substitution, to attend and act for the undersigned at the Special Meeting of Shareholders of Meta to be held at the principal executive offices of Meta, 1300 White Oaks Road, Campbell, California, on Friday,
October 29, 1996 at 10:00 a.m. local time, and at any adjournments or postponements thereof, and in connection therewith to vote and represent all of the shares of Common Stock of Meta held of record by the undersigned on September 27, 1996, as follows on the reverse side of this proxy.

     Said attorneys and proxies, and each of them, shall have all the powers which the undersigned would have if acting in person. The undersigned hereby revokes any other proxy to vote at such meeting and hereby ratifies and confirms all that said attorneys and proxies, and each of them, may lawfully do by virtue hereof. Said proxies, without hereby limiting their general authority, are specifically authorized to vote in accordance with their best judgment with respect to all matters incident to the conduct of the meeting and all matters presented at the meeting but which are not known to the Board of Directors at the time of the solicitation of this proxy.

                                           Please mark your choice like    [X]
                                           this in blue or black ink

                     THIS PROXY IS SOLICITED ON BEHALF OF
                        THE BOARD OF DIRECTORS OF META



- -------------------------------------    -------------------------------------
            Account Number                             Common

1. A proposal (the "Meta Merger Proposal") to approve an Agreement and Plan of Reorganization dated as of August 22, 1996 (the "Plan of Reorganization"), among Meta, Avant! Corporation, a Delaware corporation ("Avant!"), and Natasha Merger Corporation, a California corporation and a wholly owned subsidiary of Avant! ("Merger Sub"), and the related Agreement of Merger to be entered into among Avant!, Meta and Merger Sub, pursuant to which, among other things, (a) Merger Sub will be merged with and into Meta (the "Merger"), following which Meta will become a wholly owned subsidiary of Avant!, (b) each share of Meta Common Stock outstanding as of the closing of the Merger will be converted into the right to receive a fraction of a share of Avant! Common Stock, the numerator of which is 5,079,365 and the denominator of which is equal to the sum of the aggregate number of shares of Meta Common Stock issued and outstanding as of the closing of the Merger and the aggregate number of shares of Meta Common Stock issuable upon exercise of all options (the "Meta Stock Options") outstanding as of the closing of the Merger, and (c) all Meta Stock Options and subscription rights, together with the underlying plans and agreements, will be assumed by Avant! and converted into options and subscription rights to purchase shares of Avant! Common Stock.

                   [_]  FOR     [_]  AGAINST    [_]  ABSTAIN

    Each of the above-named proxies present at said meeting, either in person or by substitute, shall have and exercise all the powers of said proxies hereunder. This proxy will be voted in accordance with the choices specified by the undersigned on this proxy. In their discretion, each of the above-named proxies is authorized to vote upon such other business incident to the conduct of the Special Meeting as may properly come before the meeting or any postponements or adjournments thereof. IF NO INSTRUCTIONS TO THE CONTRARY ARE INDICATED HEREON, THIS PROXY WILL BE TREATED AS A GRANT OF AUTHORITY TO VOTE FOR PROPOSAL NO. 1 AND TO VOTE IN THE PROXIES' DISCRETION ON ANY OTHER MATTERS TO BE VOTED UPON.

    The undersigned acknowledges receipt of a copy of the Notice of Special Meeting of Shareholders and Joint Proxy Statement/Prospectus relating to the meeting.

    IMPORTANT:  In signing this proxy please sign exactly as your name(s) is
(are) shown on the share certificate to which the proxy applies. When signing as an attorney, executor, administrator, trustee or guardian, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person. EACH JOINT TENANT MUST SIGN.


- --------------------------------------
         Signature

- --------------------------------------
(Additional signature if held jointly)


DATED:                            , 1996
      ----------------------------

PLEASE SIGN, DATE, AND RETURN YOUR PROXY PROMPTLY IN THE ENVELOPE PROVIDED, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES.

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the DGCL empowers a Delaware corporation to indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceedings, whether civil, criminal, administrative or investigative (other than action by or in the right of such corporation), by reason of the fact that such person was an officer or director of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such officer or director acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests, and, for criminal proceedings, had no reasonable cause to believe his conduct was illegal. A Delaware corporation may indemnify officers and directors in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation in the performance of his duty. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually and reasonably incurred.

  In accordance with the DGCL, Avant!'s Certificate contains a provision to limit the personal liability of the directors of the Registrant for violations of their fiduciary duty. This provision eliminates each director's liability to the Registrant or its stockholders for monetary damages except (i) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions, or (iv) for any transaction from which a director derived an improper personal benefit. The effect of this provision is to eliminate the personal liability of directors for monetary damages for actions involving a breach of their fiduciary duty of care, including any such actions involving gross negligence.

  Article IX of Avant!'s Certificate and Article VII, Section 6 of Avant!'s Bylaws provide for indemnification of the officers and directors of the Registrant to the fullest extent permitted by applicable law.

  The Registrant has entered into indemnification agreements with each director and executive officer which provide indemnification to such directors and executive officers under certain circumstances for acts or omissions which may not be covered by directors' and officers' liability insurance.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

    EXHIBIT
      NO.                               DESCRIPTION
    -------                             -----------
      2.1*  --Agreement and Plan of Reorganization dated as of August 22, 1996 among the Registrant, Merger Sub and Meta (included as Appendix A to the Joint Proxy Statement/Prospectus included in Part I of this Registration Statement).
      2.2*  --Agreement and Plan of Reorganization dated as of August 18, 1996 among the Registrant, AGM Merger Corporation and Anagram, Inc.
      2.3   --Form of Agreement of Merger among the Registrant, Merger Sub and
              Meta to be executed upon approval of the Merger by the
              shareholders of Meta.
      2.4   --Form of Shareholders Agreement among the Registrant, Merger Sub,
              Meta and certain shareholders of Meta.
      2.5   --Form Affiliate's Agreement between Registrant, Merger Sub, Meta and certain shareholders of Meta.
      3.1   --Registrant's Amended and Restated Certificate of
              Incorporation.(1)
      3.2   --Registrant's Amended and Restated Bylaws.(1)
      4.1   --Amended and Restated Investors' Rights Agreement between the
              Registrant and certain investors dated September 24, 1994.(1)

     EXHIBIT
       NO.                              DESCRIPTION
     -------                            -----------
      4.2    --Specimen certificate of the Registrant's Common Stock.(1)
      5.1*   --Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian, LLP.
      8.1    --Tax Opinion of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian, LLP.
      8.2    --Tax Opinion of Venture Law Group, a Professional Corporation.
     11.1    --Statement of Computation of Net Income Per Share--Avant!
     11.2    --Statement of Computation of Net Income and Pro Forma Net Income
               Per Share--Meta.
     23.1*   --Consent of Gunderson Dettmer Stough Villeneuve Franklin &
               Hachigian, LLP (included in Exhibit 5.1).
     23.2    --Consent of Venture Law Group (included in Exhibit 8.2).
     23.3    --Consent of KPMG Peat Marwick LLP--Avant!.
     23.4    --Consent of KPMG Peat Marwick LLP--Meta.
     23.5    --Consent of Roberts Accountancy Corporation.
     23.6*   --Consent of Morgan Stanley & Co. Incorporated.
     23.7*   --Consent of Wessels, Arnold & Henderson, L.L.C.
     24.1*   --Power of Attorney.
     99.1*   --Consent of Prospective Director.

- --------

*   Previously filed.
(1) Incorporated by reference from the Registrant's Registration Statement (File No. 33-91128) on Form S-1 as declared effective on June 6, 1995.

    (b) Financial Statement Schedules

    Schedule II--Valuation and Qualifying Accounts

    Schedules not listed above have been omitted because the information required to be set forth herein is not applicable or is shown in the financial statements or notes thereto.

ITEM 22. UNDERTAKINGS

  The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, as amended (the "Securities Act"), each filing of the Registrant's annual report pursuant to Section 13(a) or
Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

  The Registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF SUNNYVALE, STATE OF CALIFORNIA, ON SEPTEMBER 27, 1996.

                                          AVANT! CORPORATION

                                                     /s/ Gerald C. Hsu
                                          By: _________________________________
                                               GERALD C. HSU CHAIRMAN OF THE
                                                BOARD, PRESIDENT AND CHIEF
                                                     EXECUTIVE OFFICER


  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS AMENDMENT TO THE REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

             NAME                           TITLE                    DATE

                                 Chairman of the Board,
    /s/ Gerald C. Hsu             President and Chief           September 27,
- -------------------------------   Executive Officer               1996
        GERALD C. HSU             (Principal Executive
                                  Officer)

                                 Vice President of
    /s/ John P. Huyett            Financial &                   September 27,
- -------------------------------   Administrative Services,        1996
        JOHN P. HUYETT            Chief Financial Officer
                                  and Treasurer (Principal
                                  Financial and Accounting
                                  Officer)

                                 Senior Vice President of
      * Y. Eric Cho               Corporate Operations,         September 27,
- -------------------------------   Secretary and Director          1996
        Y. ERIC CHO

                                 Director
       * Tench Coxe                                             September 27,
- -------------------------------                                   1996
         TENCH COXE

                                 Director
    * Tatsuya Enomoto                                           September 27,
- -------------------------------                                   1996
      TATSUYA ENOMOTO

                                 Director
    * Robert C. Kagle                                           September 27,
- -------------------------------                                   1996
      ROBERT C. KAGLE

  *By /s/ John P. Huyett
   -------------------------
     ATTORNEY-IN-FACT

                                                                     SEQUENTIAL
     EXHIBIT                                                            PAGE
     NUMBER                   DOCUMENT DESCRIPTION                     NUMBER
     -------                  --------------------                   ----------
       2.1*  --Agreement and Plan of Reorganization dated as of
               August 22, 1996 among the Registrant, Merger Sub and
               Meta (included as Appendix A to the Joint Proxy
               Statement/Prospectus included in Part I of this
               Registration Statement).
       2.2*  --Agreement and Plan of Reorganization dated as of
               August 18, 1996 among the Registrant, AGM Merger
               Corporation and Anagram, Inc.
       2.3   --Form of Agreement of Merger among the Registrant,
               Merger Sub and Meta to be executed upon approval of
               the Merger by the shareholders of Meta.
       2.4   --Form of Shareholders Agreement among the
               Registrant, Merger Sub, Meta and certain
               shareholders of Meta.
       2.5   --Form Affiliate's Agreement between Registrant,
               Merger Sub, Meta and certain shareholders of Meta.
       3.1   --Registrant's Amended and Restated Certificate of
               Incorporation.(1)
       3.2   --Registrant's Amended and Restated Bylaws.(1)
       4.1   --Amended and Restated Investors' Rights Agreement
               between the Registrant and certain investors dated
               September 24, 1994.(1)
       4.2   --Specimen certificate of the Registrant's Common
               Stock.(1)
       5.1*  --Opinion of Gunderson Dettmer Stough Villeneuve
               Franklin & Hachigian, LLP.
       8.1   --Tax Opinion of Gunderson Dettmer Stough Villeneuve
               Franklin & Hachigian, LLP.
       8.2   --Tax Opinion of Venture Law Group, a Professional
               Corporation.
      11.1   --Statement of Computation of Net Income Per Share--
               Avant!
      11.2   --Statement of Computation of Net Income and Pro
               Forma Net Income Per Share--Meta.
      23.1*  --Consent of Gunderson Dettmer Stough Villeneuve
               Franklin & Hachigian, LLP (included in Exhibit 5.1).
      23.2   --Consent of Venture Law Group (included in Exhibit
               8.2).
      23.3   --Consent of KPMG Peat Marwick LLP--Avant!.
      23.4   --Consent of KPMG Peat Marwick LLP--Meta.
      23.5   --Consent of Roberts Accountancy Corporation.
      23.6*  --Consent of Morgan Stanley & Co. Incorporated.
      23.7*  --Consent of Wessels, Arnold & Henderson, L.L.C.
      24.1*  --Power of Attorney.
      99.1*  --Consent of Prospective Director.

- --------

*   Previously filed.
(1) Incorporated by reference from the Registrant's Registration Statement (File No. 33-91128) on Form S-1 as declared effective on June 6, 1995.